As filed with the Securities and Exchange Commission on March 1, 2021.
Registration No. 333-253030

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

COUPANG, INC.*
(Exact name of Registrant as specified in its charter)

Delaware	5961	27-2810505
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
Tower 730, 570, Songpa-daero, Songpa-gu, Seoul
Republic of Korea
05510
+82 (2) 6150-5422

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Bom Suk Kim
Chief Executive Officer
Emily Epstein
Corporate Secretary
Coupang, Inc.
Tower 730, 570, Songpa-daero, Songpa-gu, Seoul
Republic of Korea
05510
+82 (2) 6150-5422
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Eric C. Jensen Calise Y. Cheng Natalie Y. Karam Cooley LLP 3175 Hanover Street Palo Alto, California 94304 (650) 843-5000	Will H. Cai Ferish Patel Cooley LLP Suites 3501 – 3505, 35/F Two Exchange Square 8 Connaught Place Central, Hong Kong +852 3758-1200	Gary J. Simon Ken Lefkowitz Hughes Hubbard & Reed LLP One Battery Park Plaza New York, New York 10004 (212) 837-6000	Tad J. Freese Richard A. Kline Sarah Axtell Brian D. Paulson Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025 (650) 328-4600

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities To Be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(2)
Class A Common Stock, $0.0001 par value per share	120,000,000	$30.00	$3,600,000,000	$392,760
(1)Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(a) of the Securities Act of 1933, as amended.
(2)The registrant previously paid a registration fee of $109,100 in connection with prior filings of this registration statement.
*Immediately prior to the effectiveness of this Registration Statement, Coupang, LLC will convert into a Delaware corporation pursuant to a statutory conversion and will change its name to Coupang, Inc. See “Corporate Conversion” in the accompanying prospectus.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to Completion. Dated March 1, 2021.
120,000,000 Shares
Coupang, Inc.
Class A Common Stock

This is an initial public offering of shares of Class A common stock of Coupang, Inc. We are offering 100,000,000 shares of our Class A common stock. The selling stockholders identified in this prospectus are offering 20,000,000 shares of our Class A common stock. We will not receive any proceeds from the sale of shares by the selling stockholders.
Prior to this offering, there has been no public market for our Class A common stock. It is currently estimated that the initial public offering price will be between $27.00 and $30.00 per share. We have been approved to list our Class A common stock on the New York Stock Exchange under the symbol “CPNG.”
We have two classes of authorized common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to 29 votes per share and is convertible into one share of Class A common stock. Outstanding shares of Class B common stock, all of which will be beneficially held by Bom Suk Kim, our Founder and Chief Executive Officer, will represent approximately 76.7% of the voting power of our outstanding capital stock immediately following this offering.
Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 15 to read about factors you should consider before buying shares of our Class A common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to selling stockholders	$	$
_____________
(1)See the section titled “Underwriting” for a description of the compensation payable to the underwriters.
The underwriters do not have an option to purchase additional shares of our Class A common stock from us at the initial offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on           , 2021.

Goldman Sachs & Co. LLC	Allen & Company LLC	J.P. Morgan

Citigroup

HSBC	Deutsche Bank Securities	UBS Investment Bank	Mizuho Securities	CLSA

Prospectus dated           , 2021.

EXPLANATORY NOTE
Immediately prior to the effectiveness of this registration statement, the registrant, Coupang, LLC, a Delaware limited liability company, will convert into a Delaware corporation pursuant to a statutory conversion and change its name to Coupang, Inc. as described in the section titled “Corporate Conversion” of the accompanying prospectus. In this prospectus, we refer to our conversion to a corporation as the “Corporate Conversion.” As a result of the Corporate Conversion, the unitholders of Coupang, LLC (other than our Founder and Chief Executive Officer, Bom Suk Kim) will become holders of shares of Class A common stock of Coupang, Inc. and Mr. Kim will become the sole holder of shares of our Class B common stock. Except as disclosed in this prospectus, the consolidated financial statements and selected historical financial data and other financial information included in this registration statement are those of Coupang, LLC and do not give effect to the Corporate Conversion. Only shares of Class A common stock of Coupang, Inc. are being sold in this offering.

coupang
국민생활용품 필수템 모음

coupang eats

로켓프레시

coupang

Growth at scale

Revenue
(USD billions, % YOY growth)
$0.9B
$3.8B
4x
78%
70%
54%
59%
52%
57%
73%
71%
90%
94%
95%
93%
18Q1
18Q2
18Q3
18Q4
19Q1
19Q2
19Q3
19Q4
20Q1
20Q2
20Q3
20Q4

Our net loss was $(1,097.5) million, $(698.8) million, and $(474.9) million for the years ended December 31, 2018, 2019, and 2020, respectively.

Note: Revenue growth rates represent constant currency presentation

Through and including          , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Neither we, the selling stockholders, nor any of the underwriters have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. Neither we, the selling stockholders, nor any of the underwriters take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of our Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Class A common stock. Our business, financial condition, results of operations, and future growth prospects may have changed since that date.
For investors outside the United States: neither we, the selling stockholders, nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our Class A common stock and the distribution of this prospectus outside of the United States.

A letter from Bom Suk Kim, Founder

We want our customers to have it all.

Why force customers to choose between amazing service, low prices, and broad selection?

Our mission is to create a world where customers wonder "How did I ever live without Coupang?" We strive to eliminate the conventional tradeoffs in the customer experience.

What does this mean in practice? It's nighttime, and our friend Suzy, unwinding after another busy day, realizes she needs a pair of headphones, a tutu before her daughter's ballet practice, and cereal, milk, and fresh strawberries for tomorrow's breakfast.

Through our single app, Suzy can find all those items and millions more at low prices and have them delivered to her doorstep before 7 AM via Dawn Delivery…for free. She places her order in seconds, and heads off to sleep. When she opens her eyes, it's like Christmas morning: the order is waiting at her front door. Suzy places the tutu in her daughter's backpack, prepares breakfast with the family, and enjoys the new headphones on her early-morning commute.

Breaking Tradeoffs: The Birth of Rocket Delivery
Even from Coupang's earliest days, we set out to deliver true "wow" experiences, every day. We chose to upend conventional wisdom and raise people's expectations of what is possible. To transform the customer experience, we had to think about e-commerce—indeed commerce—in new ways.

Our first watershed decision was to build an end-to-end logistics network powered by the latest technologies. The lack of existing fulfillment capacity and the limitations of third-party logistics in the market forced us to build our own from scratch. It was an immensely difficult effort that required significant investments of time and capital, but we never wavered in our conviction that it was the right decision for our customers. We can now do what we believe no one else in our market can—guarantee one-day delivery on all Rocket orders—without reducing our selection or charging for delivery.

Millions of Products Delivered by Dawn
Even after introducing one-day delivery, however, our customers who came home late from work or school weren't actually getting a one-day experience. What happens if a student needed school supplies and placed an order on Monday, but the supplies arrived on Tuesday while she was in class? She would have to wait until Wednesday to put them to use. So, we challenged ourselves to offer the customer even more: Dawn and Same-Day Delivery, reducing delivery times to a matter of hours so customers could get their items when they needed them.

But how much had we really improved our customers' lives if they still had to drive to the store to buy something as simple as milk? So, we launched Rocket Fresh, now the leading nationwide online grocer, adding to the millions of products we were already delivering through Dawn and Same-Day Delivery.

Effortless Returns
If online shopping for more and more categories of items were so convenient, why couldn't online returns be as well? That's why we introduced effortless returns. Customers make returns for Rocket deliveries simply by tapping a few buttons on our app and leaving the item outside for pickup—no repackaging, no labels, no post office trips required.

Deliveries Without Packaging
Order volumes increased massively. But we couldn't help but notice the cardboard packaging piling up in our homes. Could we provide the convenience of online deliveries without the inconvenience—and guilt—associated with packaging? We found a way.

We control the entire shipping and sortation process end-to-end. So, our tech and operations teams devised a way to minimize protective cardboard packaging. Thanks to these innovations, we have eliminated packing in cardboard boxes in more than 75% of our shipments, with items inserted into a simple sleeve and pre-sorted into custom protective bins.

We didn’t stop there. We introduced eco-bags for Fresh—completely reusable bags that replaced virtually all additional disposable packaging. They are picked up by our delivery network for further use. Today, our trucks that once left the center full and returned empty are now coming back with returns from customers and eco-bags for reuse.

Improving the Lives of Customers, Employees, and Merchants

We believe it is both our opportunity and responsibility to challenge expectations about important social issues in our community.

In a market where the industry standard is a six-day workweek, we were the first to establish a five-day workweek for our drivers, even as we became the first major service to provide deliveries to customers seven days a week. We also hire our drivers, Coupang Friends, directly, and provide them with paid time off and full benefits. The vast majority of drivers in the industry receive neither. Additionally, we are planning to grant up to a ₩100 billion, or approximately $90 million, of restricted stock awards to our frontline workers and non-manager employees. We believe we are the first company in Korea to make our frontline employees stockholders.

We hope such examples demonstrate that innovation can unlock both a better world for our customers and a better workplace for our employees. We want to inspire others to follow our lead.

We also support hundreds of thousands of suppliers and merchants who earn their living on Coupang. 70% of our merchants are small businesses with under $3 million of revenue a year. Even during an unprecedented pandemic, as small businesses in the country suffered net losses, small businesses on Coupang saw their sales increase by over 50% through their direct access to our services and customers nationwide.

And as the third largest employer in Korea, we are committed to investing in good jobs and economic opportunity for workers. In 2020, we were the number one private sector job creator, adding nearly 25,000 new jobs, more than the rest of the 500 largest companies on net combined. As other major corporations retrenched this past year, we announced plans to invest $870 million to build seven regional fulfillment centers, creating thousands of new jobs. Our goal is to create a total of 50,000 new jobs in Korea by 2025.

We also intend to invest billions of dollars to create new infrastructure and jobs in areas outside of Seoul. We are committed to advancing long-term economic development in all regions throughout the country. Everyone deserves a wow experience.

The spirit of our company can be found in our most audacious decisions, beginning with our very first—building our own integrated network of technology and logistics infrastructure. The guiding principle for our decisions has never wavered. We start from our customers’ biggest needs, and find ways to deliver the “wow” experience.

We are proud of what we’ve built. But this is just the beginning. We are still far from realizing the world we envision. We remain as energized as ever to transform the lives of every customer, employee, and merchant we touch, and to create a world where everyone wonders:

How did we ever live without Coupang?

Bom Suk Kim

PROSPECTUS SUMMARY
This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our Class A common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, all references in this prospectus to “we,” “us,” “our,” “our company,” “the Company,” and “Coupang” refer, prior to the Corporate Conversion, to Coupang, LLC, and after the Corporate Conversion, to Coupang, Inc. Unless otherwise indicated, references to our “common stock” include both our Class A common stock and Class B common stock. References to the “selling stockholders” refer to the selling stockholders named in this prospectus.
Our Mission
To create a world where customers wonder: “How did I ever live without Coupang?”
Overview
We are building the next generation experience for e-commerce. We believe that by investing for the long term in technology and infrastructure with a fanatical culture of customer centricity, we are delivering a superior customer experience at a lower cost and are continuing to redefine standards for e-commerce worldwide.
Historically, online shopping has forced customers to accept various compromises. E-commerce is convenient, but shipping times can be long and inconsistent. Services promising faster shipping often force us to choose from a fraction of the selection, order before early cut-off times, pay higher fees or prices, or all of the above. And, after delivery, we accept the hassle of cardboard disposal and cumbersome returns as the price of e-commerce convenience.
We set out to address these tradeoffs and transform the customer experience.
Our efforts have centered on building an end-to-end integrated system of technology and infrastructure, which drive our ability to deliver a superior customer experience, launch new offerings, and offer effective merchant solutions.
Our complete integration enables us to control and improve the entire experience, from the customer app to the delivery of the order at the customer’s door, while increasing efficiency and lowering price for customers. It required billions of dollars of investment in technology and infrastructure, exceptional execution, and most importantly, an innovation-focused culture driven to raise our customers’ expectations forever and lead them to wonder “How did I ever live without Coupang?”
We reimagined the e-commerce experience with our Rocket Delivery service:
•Dawn and Same-Day Delivery. Millions of items every day—including fresh groceries—are delivered within hours via Dawn Delivery (ordered as late as midnight, arrive before 7am) or Same-Day Delivery (ordered in the morning, arrive same-day).
•Next-Day or Faster Delivery for Nearly 100% of Orders. Customers are eligible for free, one-day delivery nationwide 365 days a year—even the day before gift-giving holidays like Christmas or Korean Thanksgiving. We have the fastest delivery service compared to other top product e-commerce players in Korea.1
•Last Order by Midnight. Customers are promised free, next-day delivery for orders placed any time of day—even seconds before midnight.
•Vast Selection of Millions of Items, Including Fresh Groceries. Customers can order from a selection of millions of items across almost every category of goods—from tomatoes to TVs—for next-day delivery. We have the largest number of total SKU count for owned inventory products listed on our e-commerce apps and websites compared to other product e-commerce players in Korea.2 We also have the largest total SKU count for both owned inventory and third party products listed on our e-commerce apps and websites compared to other product e-commerce players in Korea.3
•Low Prices Every Day. Our end-to-end integration of technology and infrastructure, retail leadership, and significant scale economies generate cost efficiencies that allow us to pass along savings to our customers in the form of free shipping and low prices. Our strategy is to provide the lowest prices available in the Korean market.
•Boxless / Zero Packaging. Our re-engineered fulfillment process eliminated cardboard boxes in over 75% of the parcels we package, and our latest innovation, Zero Packaging, first introduced for Rocket Fresh, eliminates almost all disposable packaging by delivering in eco-bags that are collected for reuse after each delivery.
•Frictionless Returns. No need to pack a box or print a label. Our customers simply tap a button on the app and leave the item outside their door for pickup. Refunds are initiated the moment the item is picked up at the door.
To realize such a differentiated customer experience, we built a completely integrated e-commerce and logistics system that controls every facet of the customer experience from the purchase on the app to the delivery and photo confirmation of the order at the door. Here are some highlights:
•70% of the population lives within 7 miles of a Coupang logistics center. Our operational infrastructure spans over 25 million square feet across over 30 cities, a footprint of over 400 football fields in a country that is 1% the size of the US geographically. Coupang has the largest B2C logistics footprint as compared to other product e-commerce players in Korea.4
1  Euromonitor International Limited. Fastest delivery service is measured using the difference in time (hours and minutes) from when the customer places an order online to the time the order arrives at the customer’s residence, the result is based on averages from an online delivery tracking study with 1,000 transactions in the Seoul metropolitan area across the top 5 product e-commerce players in the Korean market. “Product e-commerce” is defined the same as the e-commerce definition in Euromonitor Passport Retailing 2021. “Top 5 product e-commerce players” as listed in Euromonitor Passport Retailing 2021, delivery hours, 2020 data. Research conducted on South Korea only. Korea used to mean South Korea, consistent with the Korean language. See the section titled “Market, Industry, and Other Data.”
2  Euromonitor International Limited. Total SKU count for owned inventory products listed on our e-commerce apps and websites. “Product e-commerce” is defined the same as the goods e-commerce definition in Euromonitor Passport Retailing 2021ed. “Product e-commerce players” as listed in Euromonitor Passport Retailing 2021ed, listed product volume, 2021 data. Research conducted on South Korea only. Korea used to mean South Korea, consistent with the Korean language. See the section titled “Market, Industry, and Other Data.”
3  Euromonitor International Limited. Total SKU count includes both owned inventory and third party products listed on our e-commerce apps and websites. “Product e-commerce” is defined the same as the goods e-commerce definition in Euromonitor Passport Retailing 2021ed. “Product e-commerce players” as listed in Euromonitor Passport Retailing 2021ed, listed product volume, 2021 data. Research conducted on South Korea only. Korea used to mean South Korea, consistent with the Korean language. See the section titled “Market, Industry, and Other Data.”
4  Euromonitor International Limited. “Logistics footprint” is defined as the number of logistics centers, including fulfillment centers, logistics centers, and delivery hubs owned by the companies in the report. “Product e-commerce” is defined the same as the goods e-commerce definition in Euromonitor Passport Retailing 2021ed. “Product e-commerce players” as listed in Euromonitor Passport Retailing 2021ed, number of logistics centers, 2020 data. Research conducted on South Korea only. Korea used to mean South Korea, consistent with the Korean language. See the section titled “Market, Industry, and Other Data.”

•Largest directly employed delivery fleet in the country. We operate the largest directly employed delivery fleet in Korea consisting of over 15,000 full-time drivers as of December 31, 2020, who utilize proprietary software and custom-designed trucks that enables delivery to a neighborhood multiple times a day.
•Forward-deployment. Our technology leverages machine learning to anticipate demand and forward deploy the inventory closer to customers for fast delivery nationwide.
•Dynamic Orchestration. Our technology predicts and assigns the fastest and most efficient path for every order out of hundreds of millions of combinations of inventory, processing, truck, and route options within seconds of the order being placed.
•Upstream Optimization for Last-Mile Efficiency. Our integrated, end-to-end systems enable us to build processes upstream that minimize inefficiencies downstream. For example, many packages arrive pre-sorted in truck-ready containers for assigned trucks, making the loading process simpler and faster for drivers.
Much of our innovation in speed, efficiency, waste reduction, and customer convenience has been made possible by the unique end-to-end technology and infrastructure integration that we have pioneered.
We have also extended our network and systems to new offerings that will further improve our customers’ lives. In 2019, we launched our Rocket WOW membership program for a flat monthly fee. It began by offering unlimited free shipping for millions of products with no minimum spend. Today, millions of members also enjoy Dawn Delivery and Same-Day Delivery shipping options, free unlimited returns for 30 days, and Rocket Fresh groceries. Since its launch, Rocket Fresh has grown to become the leading nationwide online grocer. We also launched Coupang Eats, the largest online food delivery service in Korea, which delivers food to customers using only delivery partners directly contracted by us.5 Coupang Eats leverages, in part, the technology and infrastructure that we built for Rocket Delivery. We believe the success of programs like Rocket Fresh and Coupang Eats demonstrates the power of our network to extend new offerings to our loyal customers. As our business model delivers significant operating leverage, we intend to reinvest cash flow generated by our business into new innovations that will delight our customers over the long term, even if a return on these investments is not realized in the short term.
We offer merchants of all sizes effective solutions to improve their customer experience and enhance demand generation. Our customer-to-product matching technology ingests millions of new merchant listings daily into our product knowledge graph, and, leveraging machine learning, provides personalized product exposure to customers based on relevance and predicted customer experience. This technology helps merchants compete holistically on overall customer experience. Our Fulfillment & Logistics by Coupang program empowers merchants to upgrade and become suppliers to offer customers a superior experience through our fulfillment, logistics, delivery, and customer service network. Our myStore service enables merchants, especially small- and medium-sized businesses, to establish a digital store front to build their brand across the internet. Our marketing solutions help merchants increase their sales with effective targeting and broader reach by providing insights and recommendations to manage their business and marketing strategies more effectively.
Our investments in our end-to-end integrated network of technology and infrastructure power our differentiated customer offerings and attractive merchant solutions. Since 2013, we have invested billions of dollars to build our owned-inventory selection, proprietary technology, and the largest B2C logistics
5  Euromonitor International Limited. “Online food delivery service” is defined the same as the Passport Retailing 2021 definition. 100% of sales revenue generated by Coupang Eats is delivered through delivery partners directly contracted by us, while other food delivery providers utilize a mix of delivery partners directly commissioned by restaurants and delivery partners directly contracted by the respective companies, transaction value, 2020 data. Research conducted on South Korea only. Korea used to mean South Korea, consistent with the Korean language. See the section titled “Market, Industry, and Other Data.”

footprint as compared to other product e-commerce players in Korea.6 As of December 31, 2020, we had over 100 fulfillment and logistics centers in over 30 cities, encompassing over 25 million square feet. Over 40,000 workers and thousands of delivery vehicles process, fulfill, and deliver millions of items daily. In fact, Coupang is the second largest B2C logistics company in Korea.7 Our proprietary technology promotes visibility and full control across the supply chain, enabling us to shorten delivery times and improve efficiency.
Those investments have been guided by our operating principles of putting customers at the center of everything we do, investing for the long term, learning through rapid iteration, and executing with passion for detail. In our view, our culture of customer centricity is our most important asset, and it drives us to relentlessly pursue operational excellence and innovation.
Today, Coupang is the largest product e-commerce player in Korea.8 However, while we have achieved significant scale, Coupang remains a small percentage of the total retail, grocery, consumer foodservice, and travel spend in the Korean market, which was $470 billion in 2019 and is expected to grow to $534 billion by 2024.9 The e-commerce segment of that total spend was $128 billion in 2019 and is expected to grow to $206 billion by 2024.10 We believe that Coupang is in the early stages of broad customer adoption.
The response of our customers to our offerings has translated into rapid growth, and in turn we are seeing operating leverage in our business. In 2020, our total net revenues were $12.0 billion, up 90.8% from 2019, or 93.1% from 2019 on a constant currency basis.11 Our gross profit12 was $2.0 billion in 2020, up 92.3% from 2019. Our operating loss was $(0.5) billion in 2020, down from $(0.6) billion in 2019, a decrease of $0.1 billion. Operating margin improved to (4.4)% in 2020, an increase of 590 basis points from 2019. Our cash provided by (used in) operating activities improved to $0.3 billion in 2020 from $(0.3) billion in 2019, an improvement of $0.6 billion, and our Free Cash Flow13 improved to $(0.2) billion in 2020 from $(0.5) billion in 2019, an improvement of $0.3 billion.
6  Euromonitor International Limited. “Logistics footprint” is defined as the number of logistics centers, including fulfillment centers, logistics centers, and delivery hubs owned by the companies in the report. “Product e-commerce” is defined the same as the goods e-commerce definition in Euromonitor Passport Retailing 2021ed. “Product e-commerce players” as listed in Euromonitor Passport Retailing 2021ed, number of logistics centers, 2020 data. Research conducted on South Korea only. Korea used to mean South Korea, consistent with the Korean language. See the section titled “Market, Industry, and Other Data.”
7  Euromonitor International Limited. “B2C logistic company” is defined as a service provider that executes the movement and storage of products throughout the supply chain from the point of origin to the point of consumption for B2C businesses, number of domestic packages delivered to consumers, 2020 data. Research conducted on South Korea only. Korea used to mean South Korea, consistent with the Korean language. See the section titled “Market, Industry, and Other Data.”
8  Euromonitor International Limited, Retailing 2021. “Product e-commerce” is defined the same as the goods e-commerce definition in Euromonitor Passport Retailing 2021ed. “Product e-commerce players” as listed in Euromonitor Passport Retailing 2021ed, retail value RSP, 2020 data. Research conducted on South Korea only. Korea used to mean South Korea, consistent with the Korean language. See the section titled “Market, Industry, and Other Data.”
9  Calculation based on data from Euromonitor International Limited. “Total commerce” defined to include all online and offline retail—including grocery—consumer foodservice, and travel spend. Retailing 2021, Consumer Foodservice 2020, Travel 2021 value RSP, including sales tax, fixed 2019 exchange rate, constant prices. See the section titled “Market, Industry, and Other Data.”
10 Calculation based on data from Euromonitor International Limited. “E-commerce commerce” defined to include online retail— including grocery—consumer foodservice, and travel spend. Retailing 2021, Digital Consumer 2020, Travel 2021, value RSP, including sales tax, fixed 2019 exchange rate, constant prices. See the section titled “Market, Industry, and Other Data.”
11 For additional information about these non-GAAP financial measures, including reconciliations of the non-GAAP financial measures to the most directly comparable financial measures stated in accordance with generally accepted accounting principles in the United States (“GAAP”), see the sections titled “Selected Consolidated Financial and Operating Data—Non-GAAP Financial Measures” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics and Non-GAAP Financial Measures.”
12  Gross profit is calculated as total net revenues minus cost of sales.
13 For additional information about these non-GAAP financial measures, including reconciliations of the non-GAAP financial measures to the most directly comparable financial measures stated in accordance with GAAP, see the sections titled “Selected Consolidated Financial and Operating Data—Non-GAAP Financial Measures” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics and Non-GAAP Financial Measures.”

Our Opportunity
Korea’s Attractive Commerce Market14
Korea is the fourth largest economy in Asia and the twelfth largest globally as of 2019, with a gross domestic product (“GDP”) of $1.6 trillion and GDP per capita of $31,847.15 Total spend in retail, grocery, consumer foodservice, and travel in Korea was $470 billion in 2019 and is expected to increase to $534 billion in 2024.16
Korea is home to one of the largest and fastest growing e-commerce opportunities anywhere in the world.17 Total e-commerce spend was $128 billion in 2019, which is expected to grow to $206 billion by 2024, implying a CAGR of approximately 10%.18 Total e-commerce spend for all Internet buyers in Korea is expected to grow from approximately $2,600 in 2019 to approximately $4,300 in 2024 on a per buyer basis.19
In addition to the size of the opportunity, there are key attributes which have contributed to Korea’s high online growth and make it poised for a technology-led retail innovation. These attributes include:
•High Mobile Penetration.
•Retail Competitive Landscape.
•Lifestyle.
While there are attractive tailwinds for commerce in Korea, it is also one of the most competitive and fastest moving retail markets in the world. To be successful, existing and new entrants must appreciate Korea’s demanding consumer preferences. For online offerings, this extends to building and tailoring an e-commerce solution that surpasses the level of innovation in other mature retail markets, such as the United States.
Coupang’s Value Proposition
To create ever-improving experiences at lower prices for customers, we focus on innovations around our end-to-end integrated network of technology and infrastructure, new offerings, and effective merchant solutions. These investments help us deliver superior selection, convenience, and low prices to customers while helping merchants to improve and grow their businesses.
How We “Wow” Customers. We are committed to delivering a “wow” experience to all of our customers every day. This commitment drives every aspect of our operations and pushes us to redefine the standards of e-commerce.
How We Serve Merchants. We believe that our merchants and the selection that they bring significantly enhance our customer offerings. We have expanded our merchant base over time and fostered long-term merchant loyalty as we extended our value proposition through merchant solutions.
14 We calculate the commerce market by adding the markets for both online and offline retail, grocery, travel, and consumer foodservice.
15 The World Bank. GDP: Euromonitor International, Passport Economies, December 2020, as per national statistics/Eurostat/OECD/UNdata/International Monetary Fund (IMF). Total Population: Euromonitor International, Passport Population, December 2020, as per national statistics/UNdata/Eurostat. See the section titled “Market, Industry, and Other Data.”
16 Calculation based on data from Euromonitor International Limited. “Total commerce” defined to include all online and offline retail—including grocery—consumer foodservice, and travel spend. Retailing 2021, Consumer Foodservice 2020, Travel 2021 value RSP, including sales tax, fixed 2019 exchange rate, constant prices. See the section titled “Market, Industry, and Other Data.”
17 We calculate the e-commerce opportunity by adding the markets for online retail, grocery, travel, and consumer foodservice.
18 Calculation based on data from Euromonitor International Limited. “E-commerce commerce” defined to include online retail— including grocery—consumer foodservice, and travel spend. Retailing 2021, Digital Consumer 2020, Travel 2021, value RSP, including sales tax, fixed 2019 exchange rate, constant prices. See the section titled “Market, Industry, and Other Data.”
19 Calculated based on data from IDC, WW New Media Market Model, Q4 2020 and Euromonitor International Limited. See the section titled “Market, Industry, and Other Data.” Based on the total e-commerce spend divided by the total number of Internet buyers in Korea per IDC of 48 million in 2019 and 2024.

We will continue to partner with merchants and provide solutions that enable them to grow, scale, and succeed.
Integrated Technology and Infrastructure
We built an end-to-end integrated network of technology and infrastructure capabilities, which has enabled us to address tradeoffs that customers have reluctantly come to accept in e-commerce. Our complete integration enables us to control and improve the entire experience, from the customer app to the delivery of the order at the customer’s door. Our network is integrated from the app all the way to delivery and returns.
Technology. Technology is central to everything we do. We utilize the latest in machine learning, artificial intelligence, cloud-based technologies, and other modern tools to power our differentiated and scalable offerings and services for customers and merchants. Our distribution network and last-mile delivery logistics are orchestrated by technology that enables full supply chain visibility and control. We have also built proprietary technology to propel the front-end experience for our customers.
Infrastructure. We built a seamless infrastructure network to provide our customers with a superior e-commerce experience.
•Distribution Network. We built the largest B2C logistics footprint as compared to other product e-commerce players in Korea.20 As of December 31, 2020, we had over 100 fulfillment and logistics centers in over 30 cities, encompassing over 25 million square feet. We utilize optimization technology in our distribution centers to efficiently store and fulfill millions of SKUs across product categories and brands, which enables us to manage a complex supply chain with high inventory turns.
•Last-Mile Delivery Infrastructure. We operate the largest directly employed delivery fleet in Korea consisting of over 15,000 drivers as of December 31, 2020, who utilize proprietary software and custom-designed trucks that enable delivery to a neighborhood multiple times a day. We optimize each step from processing and fulfillment all the way to delivery at the door.
•Diversified Supply Chain. We have established an extensive network of suppliers and merchants, which enables us to obtain a wide selection of merchandise while maintaining low prices for customers. We offer millions of SKUs under our owned-inventory selection, which requires significant procurement expertise from local and international suppliers. We also source a large proportion of merchandise directly from manufacturers, which can result in better pricing for our customers. Our marketplace attracts a large number of merchants, including small and medium-sized businesses, which enables us to obtain a wide and unique selection of merchandise. As a result, we are able to offer hundreds of millions of SKUs while delivering low prices and a superior experience for our customers.
•Sustainability. We have also made our packaging more sustainable through box-free delivery and reusable eco-bags that we pick up and redeploy. These changes were enabled by technology and process innovations across our supply chain. The packaging reduction results in environmental benefits, cost-efficiency improvements, and reduction of an inconvenience for customers commonly associated with e-commerce.
Our Strengths
We believe the following strengths contribute to our success:
20 Euromonitor International Limited. “Logistics footprint” is defined as the number of logistics centers, including fulfillment centers, logistics centers, and delivery hubs owned by the companies in the report. “Product e-commerce” is defined the same as the goods e-commerce definition in Euromonitor Passport Retailing 2021ed. “Product e-commerce players” as listed in Euromonitor Passport Retailing 2021ed, number of logistics centers, 2020 data. Research conducted on South Korea only. Korea used to mean South Korea, consistent with the Korean language. See the section titled “Market, Industry, and Other Data.”

•Culture.
•Brand.
•Economies of Scale.
•Growing Loyal Customer Base.
•Scalable, Proprietary, and Integrated Technology.
•Nationwide Fulfillment and Last-Mile Delivery Infrastructure.
•Business Extensibility.
Our Growth Strategies
The key elements of our growth strategy include:
•Attract More Customers.
•Increase Customer Engagement.
•Continue Investment in Technology and Infrastructure.
•Further Expand Our Product Selection.
•Explore New Initiatives to Broaden Our Offerings.
Summary Risk Factors
Investing in our Class A common stock involves a high degree of risk because our business is subject to numerous risks and uncertainties, as further described below. The occurrence of any such risks could adversely affect our business, financial condition, results of operations, and prospects. The principal factors and uncertainties that make investing in our Class A common stock speculative or risky include, among others:
•our results of operations may fluctuate significantly, which makes our future results of operations difficult to predict and could cause our results of operations to fall below expectations;
•we may be unable to effectively manage the continued growth of our workforce and operations, including the development and management of new business initiatives;
•our business is rapidly evolving, and we plan to continue to forgo short-term financial performance for long-term growth, which makes it difficult to evaluate our future prospects and predict our future results of operations, including our revenue growth rate;
•we have a history of net losses, including $(475) million, $(699) million and $(1,098) million for fiscal years ended December 31, 2020, 2019, and 2018, respectively, as well as an accumulated deficit of $(4,118) million as of December 31, 2020 and we may not be able to generate sufficient revenue to achieve or maintain profitability in future periods;
•if we were to lose the services of members of our senior management team, we may not be able to execute our business strategy;
•the COVID-19 pandemic may adversely affect our business, operations, and the markets and communities in which we, our customers, suppliers, merchants, and advertisers operate;
•we face intense competition and could lose market share to our competitors if we do not innovate or compete effectively;

•because some of our operations are subject to Korean law, there are circumstances in which certain of our Korean affiliates’ executive officers may be held either directly or vicariously criminally liable for the actions of our Korean affiliates or our Korean affiliates’ executives and employees;
•some of our operations are subject to certain detailed and complex fair trade, labor, employment, and workplace safety laws and regulations, which continue to evolve and have and will continue to affect our operations and financial performance, could subject us to costs and penalties, and may affect our reputation; and
•the dual class structure of our common stock will have the effect of concentrating voting control with Bom Suk Kim. This voting control will limit your ability to influence the outcome of important transactions and to influence corporate governance matters.
If we are unable to adequately address these and other risks we face, our business may be harmed.
Channels for Disclosure of Information
Following the completion of this offering, we intend to announce material information to the public through filings with the SEC, the investor relations page on our website (www.aboutcoupang.com), press releases, public conference calls, and public webcasts.
Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.
Corporate Conversion
We currently operate as a Delaware limited liability company under the name Coupang, LLC. Immediately prior to the effectiveness of this registration statement, Coupang, LLC will convert into a Delaware corporation pursuant to a statutory conversion and will change its name to Coupang, Inc. In this prospectus, we refer to all transactions related to our conversion to a corporation as the Corporate Conversion. As a result of the Corporate Conversion, all members (other than our Founder and Chief Executive Officer, Bom Suk Kim) of Coupang, LLC will become holders of shares of Class A common stock and Mr. Kim will become the sole holder of shares of our Class B common stock. The number of shares of our Class A common stock that the members (other than Mr. Kim) will be entitled to and receive in the Corporate Conversion and the number of shares of our Class B Common Stock that Mr. Kim will be entitled to and receive in the Corporate Conversion will be based on their relative rights as set forth in our limited liability company agreement. The purpose of the Corporate Conversion is to reorganize our structure so that the entity that is offering our Class A common stock to the public in this offering is a corporation rather than a limited liability company and so that our existing investors will own our Class A common stock rather than equity interests in a limited liability company. For further information regarding the Corporate Conversion, see “Corporate Conversion.”
Corporate Information
We were initially formed in 2010 as Coupang, LLC, a Delaware limited liability company. In connection with this initial public offering, Coupang, LLC will be converted into a Delaware corporation pursuant to a statutory conversion and will change its name to Coupang, Inc. See “Corporate Conversion.” Our principal executive offices are located at Tower 730, 570, Songpa-daero, Songpa-gu, Seoul, Republic of Korea, 05510. Our telephone number is +82 (2) 6150-5422. Our website address is http://www.aboutcoupang.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

Our design logos, “Coupang” and our other registered or common law trademarks, service marks, or trade names appearing in this prospectus are our property or our affiliates’ property. Other trade names, trademarks, and service marks used in this prospectus are the property of their respective owners.

The Offering

Class A common stock offered by us	100,000,000 shares

Class A common stock offered by the selling stockholders	20,000,000 shares

Class A common stock to be outstanding after this offering	1,531,911,152 shares

Total Class A common stock and Class B common stock to be outstanding after this offering	1,706,714,142 shares

Voting rights
We will have two classes of common stock: Class A common stock and Class B common stock. Class A common stock is entitled to one vote per share and Class B common stock is entitled to 29 votes per share.

Holders of Class A common stock and Class B common stock will generally vote together as a single class, unless otherwise required by applicable law or our certificate of incorporation that will be effective upon completion of the Corporate Conversion. The beneficial holder of our outstanding Class B common stock, Bom Suk Kim, our Founder and Chief Executive Officer, will hold approximately 76.7% of the voting power of our outstanding shares following this offering and will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of any change in control transaction. Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. In addition, each share of our Class B common stock will convert automatically into one share of our Class A common stock upon any transfer, whether or not for value, except certain transfers to entities, to the extent the transferor retains sole dispositive power and exclusive voting control with respect to the shares of Class B common stock, and certain other transfers described in our certificate of incorporation. See the sections titled “Principal and Selling Stockholders” and “Description of Capital Stock” for additional information.

Concentration of ownership
Once this offering is completed, the holder of our outstanding Class B common stock will beneficially own approximately 10.2% of our outstanding shares and control approximately 76.7% of the voting power of our outstanding shares and our executive officers, directors, and stockholders holding more than 5% of our outstanding shares, together with their affiliates, will beneficially own, in the aggregate, approximately 73.4% of our outstanding shares and control approximately 93.1% of the voting power of our outstanding shares.

Use of proceeds
We estimate that our net proceeds from the sale of our Class A common stock that we are offering will be approximately $2.8 billion, assuming an initial public offering price of $28.50 per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and offering expenses payable by us.
We currently intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses, and capital expenditures. We may also use a portion of the net proceeds for acquisitions of, or strategic investments in, complementary businesses, products, services, or technologies, although we do not currently have any plans or commitments for any material acquisitions or investments. We will not receive any of the proceeds from the sale of shares of our Class A common stock by the selling stockholders in this offering. See the section titled “Use of Proceeds” for additional information.

Risk factors	See the section titled “Risk Factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Class A common stock.

Lock-up agreements	We have entered into lock-up agreements with our executive officers, directors, and certain holders of our Class A common stock that restrict them from transferring shares of our Class A common stock for up to 180 days subject to a number of early release provisions beginning shortly after the pricing of this offering. See the section titled “Shares Eligible for Future Sale—Lock-up Agreements” for a further description.
Proposed New York Stock Exchange trading symbol	“CPNG”
The number of shares of Class A common stock and Class B common stock that will be outstanding after this offering is based on (i) 1,260,155,178 shares of Class A common stock and 174,802,990 shares of Class B common stock, in each case, assuming the Corporate Conversion and, in connection therewith, the automatic conversion of (a) all of our outstanding common units, profits interests, and convertible preferred units (other than those profits interests and convertible preferred units held by Bom Suk Kim) into an equal number of Class A common stock, with respect to such common units and convertible preferred units, and 22,114,201 shares of Class A common stock, with respect to such profits interests, and (b) all of our profits interests and convertible preferred units held by Mr. Kim into an equal number of shares of our Class B common stock, in each case, outstanding as of December 31, 2020, and (ii) the issuance of 171,755,974 shares of our Class A common stock upon the closing of this offering and the automatic conversion of the principal and interest under the convertible notes issued in our 2018 convertible note financing (the “2018 Convertible Notes”) (such number of shares is estimated based on the anticipated number of shares of capital stock to be outstanding on the date of issuance), and excludes:
•65,703,982 shares of our Class A common stock issuable upon the exercise of options to purchase shares of our Class A common stock issued under our Third Amended and Restated 2011 Equity Incentive Plan ("2011 Plan"), after giving effect to the Corporate Conversion, with a weighted-average exercise price of $1.95 per share;

•20,765,071 shares of our Class A common stock issuable upon the earlier of (i) six months following the completion of this offering, (ii) the release of the shares from sale restrictions as set forth in the section titled “Shares Eligible For Future Sale—Lock-Up Agreements,” or (iii) March 15 of the calendar year following the completion of this offering for which the restricted equity units (“REUs”) service-based vesting condition was satisfied and the qualifying performance-based liquidity event vesting condition will be satisfied upon completion of this offering, after giving effect to the Corporate Conversion; and
•215,103,732 shares of our Class A common stock reserved for future issuance under our 2021 Equity Incentive Plan ("2021 Plan"), including 137,103,680 new shares plus the number of shares (not to exceed 78,000,052 shares) (i) that remain available for grant of future awards under our 2011 Plan, which shares will be added to the shares reserved under our 2021 Plan and will cease to be available for issuance under our 2011 Plan at the time our 2021 Plan becomes effective and (ii) any shares underlying outstanding stock awards granted under our 2011 Plan that expire, or are forfeited, cancelled, withheld, or reacquired, as well as any annual automatic increases in the number of shares of Class A common stock reserved for future issuance under our 2021 Plan.
Upon the execution and delivery of the underwriting agreement related to this offering, any remaining shares available for issuance under our 2011 Plan will become reserved for future issuance as shares of Class A common stock under our 2021 Plan, and we will cease granting awards under our 2011 Plan.
Our 2021 Plan provides for annual automatic increases in the number of shares of Class A common stock reserved thereunder.
Unless otherwise indicated, the information in this prospectus assumes:
•the completion of the Corporate Conversion;
•in connection with the Corporate Conversion, the automatic conversion of (a) all of our common units, profits interests, and convertible preferred units (other than those profits interests and convertible preferred units held by Bom Suk Kim) into (i) an equal number of shares of Class A common stock, with respect to such common units and convertible preferred units, and 22,114,201 shares of Class A common stock, with respect to such profits interests, and (b) all of our profits interests and convertible preferred units held by Mr. Kim into an equal number of shares of Class B common stock, in each case, outstanding as of December 31, 2020;
•the automatic conversion of our Convertible Notes into an aggregate 171,755,974 shares of Class A common stock in connection with this offering;
•the filing and effectiveness of our certificate of incorporation and the effectiveness of our bylaws, in each case, in connection with the Corporate Conversion; and
•no exercise of outstanding options and no settlement of outstanding REUs.

Summary Consolidated Financial Data
The summary consolidated statements of operations and of cash flows data for the years ended December 31, 2020, 2019, and 2018 and the summary consolidated balance sheet data as of December 31, 2020 (except for pro forma data) have been derived from our audited consolidated financial statements included elsewhere in this prospectus.
You should read the summary consolidated financial data set forth below in conjunction with our consolidated financial statements and the accompanying notes and the information in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Selected Consolidated Financial and Operating Data” contained elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected for any other period in the future.

	Year Ended December 31,
	2020	2019	2018

	(in thousands, except per unit amounts)
Consolidated Statements of Operations Data:
Net retail sales	$11,045,096	$5,787,090	$3,799,129
Net other revenue	922,243	486,173	254,460
Total net revenues	11,967,339	6,273,263	4,053,589
Cost of sales	9,981,159	5,240,159	3,864,205
Operating, general and administrative	2,513,912	1,676,941	1,241,790
Total operating cost and expenses	12,495,071	6,917,100	5,105,995
Operating loss	(527,732)	(643,837)	(1,052,406)
Interest income	10,991	19,135	3,925
Interest expense	(107,762)	(96,907)	(70,949)
Other income, net	149,900	22,569	24,177
Loss before income taxes	$(474,603)	$(699,040)	$(1,095,253)
Income tax expense (benefit)	292	(241)	2,279
Net loss	$(474,895)	$(698,799)	$(1,097,532)
Net loss attributable to common unitholders	$(567,629)	$(770,214)	$(1,097,532)
Net loss attributable to common unitholders per unit, basic and diluted	$(7.23)	$(11.14)	$(16.60)
Weighted average number of common units outstanding used in computing per unit amounts, basic and diluted…	78,543	69,125	66,117
Pro forma net loss attributable to common stockholders per share, basic and diluted(1)	$(0.37)
Pro forma weighted average number of shares of common stock outstanding used in computing per share amounts, basic and diluted	1,599,739
Consolidated Statements of Cash Flows Data:
Net cash provided by (used in) operating activities	$301,554	$(311,843)	$(694,465)
_____________
(1)See Notes 2 and 15 to our audited consolidated financial statements included elsewhere in this prospectus for a description of the method used to calculate basic and diluted pro forma net loss attributable to common stockholders per share.

	As of December 31, 2020
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)

	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$1,251,455	$1,251,455	$4,005,875
Total assets	5,067,332	5,067,332	7,821,752
Working capital deficit(3)	(891,996)	(891,996)	1,862,424
Long-term debt	353,342	353,342	353,342
Convertible notes	589,851	—	—
Total liabilities	5,670,583	5,080,732	5,080,732
Redeemable convertible preferred units	3,465,611	—	—
Additional paid-in capital	25,036	4,196,411	6,950,821
Accumulated deficit	(4,117,755)	(4,178,878)	(4,178,878)
Total members’/stockholders' (deficit) equity	$(4,068,862)	$(13,400)	$2,741,020
_____________
(1)The pro forma consolidated balance sheet gives effect to (i) our Corporate Conversion, and in connection therewith, the automatic conversion of (a) all of our common units, profits interests and convertible preferred units (other than those profits interests and convertible preferred units held by Bom Suk Kim) into an equal number of shares of Class A common stock, with respect to such common units and convertible preferred units, and 22,114,201 shares of Class A common stock, with respect such profits interests, and (b) all of our profits interests and convertible preferred units held by Mr. Kim into an equal number of shares of Class B common stock, in each case, outstanding as of December 31, 2020, (ii) equity-based compensation expense of $41.0 million associated with profits interests (for which the accelerated vesting condition will be satisfied upon completion of this offering) and REUs (for which the service-based vesting condition was satisfied and the qualifying performance-based liquidity event vesting condition will be satisfied upon completion of this offering, however, the shares will settle upon the earlier of (a) six months following the completion of this offering, (b) the release of the shares from sale restrictions as set forth in the section titled “Shares Eligible For Future Sale—Lock-Up Agreements,” or (c) March 15 of the calendar year following the completion of this offering), in each case, outstanding as of December 31, 2020, reflected as an increase in additional paid-in capital and accumulated deficit, and (iii) the issuance of 171,755,974 shares of our Class A common stock upon the closing of this offering and the automatic conversion of the principal and interest under the convertible notes issued in our 2018 convertible note financing (the “2018 Convertible Notes”) (such number of shares is estimated based on the anticipated number of shares of capital stock to be outstanding on the date of issuance).
(2)The pro forma as adjusted consolidated balance sheet gives effect to (i) the pro forma adjustments set forth above and (ii) our issuance and sale of 100,000,000 shares of Class A common stock in this offering at an assumed initial public offering price of $28.50 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and offering expenses payable by us. We will not receive any proceeds from any sale of shares of our Class A common stock in this offering by the selling stockholders. Accordingly, there is no impact upon the pro forma as adjusted consolidated balance sheet for these shares.
(3)Working capital is defined as current assets less current liabilities.

RISK FACTORS
Investing in our Class A common stock involves a high degree of risk. You should consider and read carefully all of the risks and uncertainties described below, as well as other information included in this prospectus, including our consolidated financial statements and related notes appearing elsewhere in this prospectus, before making an investment decision. The risks described below are not the only ones we face. The occurrence of any of the following risks or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could materially and adversely affect our business, financial condition, and results of operations. In such case, the price per share of our Class A common stock could decline, and you may lose some or all of your original investment.
Summary Risk Factors
Investing in our Class A common stock involves a high degree of risk because our business is subject to numerous risks and uncertainties, as further described below. The occurrence of any such risks could adversely affect our business, financial condition, results of operations, and prospects. The principal factors and uncertainties that make investing in our Class A common stock speculative or risky include, among others:
•our results of operations may fluctuate significantly, which makes our future results of operations difficult to predict and could cause our results of operations to fall below expectations;
•we may be unable to effectively manage the continued growth of our workforce and operations, including the development and management of new business initiatives;
•our business is rapidly evolving, and we plan to continue to forgo short-term financial performance for long-term growth, which makes it difficult to evaluate our future prospects and predict our future results of operations, including our revenue growth rate;
•we have a history of net losses, including $(475) million, $(699) million, and $(1,098) million for fiscal years ended December 31, 2020, 2019, and 2018, respectively, as well as an accumulated deficit of $(4,118) million as of December 31, 2020 and we may not be able to generate sufficient revenue to achieve or maintain profitability in future periods;
•if we were to lose the services of members of our senior management team, we may not be able to execute our business strategy;
•the COVID-19 pandemic may adversely affect our business, operations, and the markets and communities in which we, our customers, suppliers, merchants, and advertisers operate;
•we face intense competition and could lose market share to our competitors if we do not innovate or compete effectively;
•because some of our operations are subject to Korean law, there are circumstances in which certain of our Korean affiliates’ executive officers may be held either directly or vicariously criminally liable for the actions of our Korean affiliates or our Korean affiliates’ executives and employees;
•some of our operations are subject to certain detailed and complex fair trade, labor, employment, and workplace safety laws and regulations, which continue to evolve and have and will continue to affect our operations and financial performance, could subject us to costs and penalties, and may affect our reputation;
•harm to our Coupang brand or our associated brands and marks (our “brand”) or reputation may occur if our suppliers or merchants use unethical or illegal business practices, such as the sale of counterfeit or fraudulent products, or if our protocols with respect to such sales are perceived or found to be inadequate, which may also subject us to possible sanctions or penalties;

•any significant interruptions or delays in service on our apps or websites, or any undetected errors or design faults, could result in limited capacity, reduced demand, processing delays, and loss of customers, suppliers, or merchants;
•any failure to protect our apps, websites, networks, and systems against security breaches or otherwise protect our confidential information could damage our reputation and brand and may subject us to possible sanctions or penalties;
•any failure to comply with privacy laws or regulations, or to fulfill privacy-related customer expectations in the jurisdictions where we operate, could damage our reputation and brand and business and may subject us to possible sanctions or penalties;
•we rely on Coupang Pay to conduct a substantial amount of the payment processing. If Coupang Pay’s services were limited, restricted, curtailed, or degraded in any way, or become unavailable to us or our customers for any reason, our business may be adversely affected;
•international relations, including escalations in tensions with North Korea, could adversely affect the Korean or global economies and demand for our products and services; and
•the dual class structure of our common stock will have the effect of concentrating voting control with Bom Suk Kim. This voting control will limit your ability to influence the outcome of important transactions and to influence corporate governance matters.
Risks Related to Our Limited Operating History and Growth
We have a history of net losses, we anticipate increasing expenses in the future, and we may not be able to generate sufficient revenue to achieve or maintain profitability, which would materially and adversely affect our business, financial condition, and results of operations.
We have a history of net losses, including $(475) million, $(699) million, and $(1,098) million for fiscal years ended December 31, 2020, 2019, and 2018, respectively, as well as an accumulated deficit of $(4,118) million as of December 31, 2020. While we have experienced significant revenue growth since our inception, we are not certain whether or when we will achieve or maintain profitability. We cannot assure you that we will be able to maintain or increase the revenue growth we have experienced during the COVID-19 pandemic. Our costs and expenses have increased, particularly during the COVID-19 pandemic, and such costs and expenses may continue to increase in future periods, which could negatively affect our future results of operations. In particular, we intend to continue to spend significant amounts to increase our customer base, increase the number and variety of merchandise and services we offer, expand our marketing channels, broaden our operations, develop additional fulfillment centers, hire additional employees and managers, and develop our technology and fulfillment infrastructure. These increased costs, including those related to the costs incurred due to COVID-19 safety and health measures and shipping and fulfillment costs, may adversely affect our operating expenses. Some of our initiatives to generate revenue are new and unproven, and any failure of these initiatives could adversely affect our results of operations.
In addition, we expect to invest in longer-term initiatives, which will likely impact our shorter-term results of operations. We may find that these efforts are more expensive than we currently anticipate, or we may encounter technological and other development delays. We will also face increased compliance costs associated with growth, the expansion of our customer base, and being a public company. Our efforts to grow our business may cost more than we expect, and we may not be able to increase our revenue enough to offset our increased operating expenses or to achieve or maintain profitability.
We may incur significant losses in the future for a number of reasons, including the other risks described in this “Risk Factors” section, and unforeseen expenses, difficulties, complications or delays, and other unknown events. If we are unable to achieve and sustain profitability, the value of our business and the price per share of our Class A common stock could decline.

Our limited operating history and evolving business make it difficult to evaluate our future prospects, including our revenue growth rate, as well as the risks and challenges we may encounter.
Our limited operating history and evolving business make it difficult to evaluate and assess our future prospects, as well as the risks and challenges that we may encounter. Although we launched our first website in 2010 and our first mobile application in 2011, our business has rapidly evolved over time. As a result, our ability to accurately forecast our future results of operations is limited and subject to a number of risks and uncertainties, including our ability to plan for and model future growth, and to expand our business in existing markets and enter new markets. In addition, we have experienced significant revenue growth in prior periods. You should not rely on the revenue growth of any prior quarterly or annual period as an indication of our future performance. Many factors may contribute to a decline in our growth rate, including market saturation, increased competition, slowing demand (especially once the COVID-19 pandemic tapers), the difficulty of capitalizing on growth opportunities, and the maturation of our business, among others. If our growth rate declines, investors’ perceptions of our business could be adversely affected and the price per share of our Class A common stock could decline.
You should consider our business and prospects in light of the risks and difficulties we may encounter. These risks and difficulties include our ability to, among other things:
•attract, on a cost-effective basis, new customers who purchase merchandise and services from us at similar or higher rates and amounts as compared to existing customers;
•retain our existing customers and motivate their continued purchases from our apps and websites at rates and amounts consistent with or higher than their historical purchases;
•encourage customers to expand the categories of merchandise and services they purchase from us;
•retain and expand our network of manufacturers and distributors from whom we buy products (“suppliers”) and the parties that sell their products on our marketplace (“merchants”);
•expand our fulfillment and logistics infrastructure and related operations;
•fulfill and deliver customer orders on time and in accordance with customer expectations, which may change over time;
•increase awareness of our brand;
•respond to changes in the way customers access and use the Internet and mobile devices;
•react to challenges from existing and new competitors;
•expand our business in new and existing markets;
•avoid interruptions or disruptions in our business;
•further develop our scalable, high-performance technology and fulfillment infrastructure that can efficiently and reliably handle increased usage, as well as the deployment of new features and the sale of new merchandise and services; and
•hire, integrate, and retain talented personnel.
If we fail to address the risks and difficulties that we face, including those associated with the challenges listed above and those described elsewhere in this “Risk Factors” section, our business, financial condition, and results of operations would be adversely affected.

In addition, because we have limited historical financial data and our business continues to evolve and expand, any predictions about our future revenue and expenses may not be as accurate as they would be if we had a longer operating history or operated a business that is not rapidly evolving and growing. We have encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies with limited operating histories and evolving businesses that operate in highly regulated and competitive industries. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our results of operations could differ materially from our expectations, and our business, financial condition, and results of operations would be adversely affected.
We may experience significant fluctuations in our results of operations.
Our revenue and results of operations may fluctuate for a variety of reasons, many of which are beyond our control. These reasons include those described elsewhere in this “Risk Factors” section as well as the following:
•our ability to attract new and retain existing customers, increase sales to existing customers, and satisfy our customers’ demands;
•our ability to offer merchandise and services on favorable terms, manage inventory, and fulfill orders in a timely manner;
•the introduction or activities of competitive stores, apps, websites, merchandise, or services;
•the success of our growth and expansion efforts, including investments into new initiatives;
•variations in our level of merchandise and supplier returns;
•the extent to which we offer fast and free delivery through Rocket Delivery, continue to offer a compelling value proposition to our customers, and provide additional benefits to our customers;
•factors affecting our reputation or brand image;
•the impact of the COVID-19 pandemic or other epidemics on our supply chain, operations and facilities, and employees, as well as consumer perception of our response to COVID-19 or other epidemics;
•the extent to which we finance our current operations and future growth, and the terms of any such financing;
•the timing, effectiveness, and costs of expansion and upgrades of our systems and infrastructure;
•the outcomes of legal proceedings and claims, which may include significant monetary damages, injunctive relief, personal liability (including criminal liability), sanctions, and penalties;
•the extent to which we invest in technology and content, fulfillment, and other expense categories;
•increases in our temporary or long-term costs such as labor and energy sources, packing supplies, and other goods not for resale;
•changes in laws, regulations, or other regulatory practices and enforcement in the countries where we operate;
•the extent to which our services are affected by spyware, viruses, phishing, and other spam emails, denial of service attacks, data theft, computer intrusions, outages, and similar events; and

•disruptions from natural or man-made disasters, extreme weather, geopolitical events and security issues (including terrorist attacks and armed hostilities), labor or trade disputes, and similar events.
Fluctuations in our revenues and results of operations may result in their failure to meet the expectations of analysts or investors, which could cause the price per share of our Class A common stock to decline. In addition, our revenue growth may not be sustainable and our growth rates may decrease. Our revenue and results of operations depend in part on the continued growth of demand for the products and services offered by us or our merchants, and on general economic and business conditions worldwide. A softening of demand, whether caused by changes in customer preferences or a weakening of the Korean or global economies, may adversely affect our revenue or growth rate, which could also cause the price per share of our Class A common stock to decline.
We may be unable to accurately forecast our revenue and plan our expenses in the future.
Our results of operations are difficult to forecast because they generally depend on, among other things, the volume, timing, and type of purchases made by our customers, all of which are uncertain and subject to change. Additionally, many of our expenses, including those related to our fulfillment operations, are fixed and, as a result, we may be unable to adjust our spending in a timely manner to compensate for any unexpected shortfall in revenue. Any failure to accurately predict revenue or to adjust our expenses could adversely affect our results of operations in any given quarter, or a series of quarters, which could cause the price per share of our Class A common stock to decline.
Risks Related to Our Business and Our Industry
If we fail to timely identify or effectively respond to changing customer preferences and spending patterns, fail to expand the products being purchased by customers, or fail or are unable to obtain or offer appropriate categories of products, our relationship with our customers could be negatively affected, the demand for our products and services could decrease, and our revenue and results of operations may decline.
Our future revenue depends on continued demand for the types of goods that we and our merchants list on our apps and websites. The popularity of certain products, such as apparel, beauty, food, and consumer electronics may vary over time due to perceived availability, subjective value, and trends of customers and society in general. A decline in the demand for or popularity of certain products sold through our apps or websites without a corresponding increase in demand for different products that we or our merchants list on our apps or websites could reduce our revenue. In addition, short-lived demand for certain products may temporarily inflate the volume of those products listed on our apps and websites, placing a significant strain on our infrastructure and throughput capacity. These trends may also cause significant fluctuations in our results of operations from period to period. A failure to timely identify or effectively respond to changing consumer preferences and spending patterns, an inability to keep adequate inventory of the type of products being purchased by customers, failure to grow and retain the members of our Rocket WOW membership program, or a failure or inability to obtain or offer appropriate categories of products could negatively affect our relationship with customers and the demand for our products and services.
Our ability to locate qualified, economically stable suppliers and merchants who satisfy our requirements, and to acquire sufficient amounts of products in a timely and cost-efficient manner is critical to our business. Any failure to develop sourcing relationships with a broad and deep supplier base could adversely affect our business, financial condition, and results of operations.
Further, we offer our customers private-label products that are available through our apps and websites. The sale of private-label products subjects us to unique risks and heightens certain other risks, including potential product liability risks and mandatory or voluntary product recalls; potential liability with respect to our commercial relationships with subcontractors with whom we engage to manufacture certain of our private-label products; potential liability for incidents, including, but not limited to, the injuries of our subcontractors’ employees at manufacturing sites that we do not control; our ability to successfully protect our intellectual property rights and the rights of applicable third parties; and other risks generally encountered by entities that source, market, and sell private-label products.
If we are unable to successfully implement some or all of our major strategic initiatives in a timely manner, our ability to maintain and improve our leading market position in Korea may be adversely affected.
Our strategy is to continue to build on our leading market position in Korea by continuing to implement certain key strategic initiatives, which include the following:
•building our brand and further expanding our customer base;
•providing high-quality merchandise and services at attractive prices;
•focusing on customer satisfaction and our customers’ loyalty to our apps, websites, and programs, including our Rocket WOW membership program;
•expanding our product offerings; and
•enhancing our apps and websites and developing personalization tools to enhance our customers’ experience with our apps and websites.
We may not be successful in implementing any or all of these key strategic initiatives. If we are unable to successfully implement some or all of our key strategic initiatives in an effective and timely manner, our ability to maintain and improve our leading market position, and our competitive position, brand, and reputation may be harmed, which may have an adverse effect on our business, financial condition, and results of operations.
If we fail to effectively manage our growth, our business, financial condition, and results of operations could be harmed.
We have experienced significant growth since our inception and expect our business to continue to grow if we are successful in implementing our key strategic initiatives. The growth of our business has required and will continue to require the significant attention of our management and expenditure of resources. To effectively manage our growth, we must successfully implement our operational plans and strategies, improve and expand our infrastructure, and expand, train, and manage our employee and contractor base.
For example, we have rapidly increased our employee headcount to support the growth in our business, and we expect to continue to increase our headcount in the foreseeable future. To support our continued growth, we must effectively integrate, develop, and motivate a large number of new employees, while maintaining our corporate culture. In particular, we intend to continue to make substantial investments to expand our sales and technology personnel, which is challenging due to competition for such personnel.
In addition, the growth and expansion of our business and our variety of merchandise and services place significant demands on our management and other employees. For example, in an effort to increase customer engagement, we produce new versions of our apps and websites and communicate to our customers via email, mobile application push communications, and text messages. The continued growth of our business may require significant additional resources to continue these efforts, including increasing the size of our workforce, which may not scale in a cost-effective manner.
Similarly, we must effectively manage any retraction in parts of our business. Periodically, for reasons such as changing consumer preferences and other unforeseen circumstances, decisions may be made to discontinue investment in certain parts of our business. Such decisions require management effort to reorganize or reassign employees. In accordance with Korean law, employment contracts generally are not terminable at will unless an employee is deemed to be an “employer” (e.g., a registered director or an executive member-level employee), and employment and labor-related claims are common. If we fail to effectively manage retractions in our business or to successfully reorganize or reassign employees, our ability to meet our goals and our employee morale, productivity, and retention could suffer, which may have an adverse effect on our business, financial condition, and results of operations.
Our revenue depends on prompt and accurate billing processes. Our failure to grow our transaction-processing capabilities to accommodate the increasing number of transactions that must be billed on our apps and websites would materially harm our business and our ability to collect revenue.
Furthermore, we may need to enter into relationships with various strategic partners, websites, and other online service providers and other third parties necessary to support and grow our business. The increased complexity of managing multiple commercial relationships or entering into new relationships could lead to execution problems that could affect current and future revenue and operating margins.
Our current and planned systems, procedures and controls, personnel, and third-party relationships may not be adequate to support our future operations. Our failure to manage growth effectively or to enter into additional third-party relationships on a timely basis could have an adverse effect on our business, financial condition, and results of operations.
If we do not successfully operate and manage the expansion of our fulfillment and delivery infrastructure, our business, financial condition, and results of operations could be harmed.
We believe that our fulfillment and delivery infrastructure, including strategically located fulfillment centers, logistics centers, and delivery vehicles, coupled with our proprietary technology, is essential to our success. We operate our fulfillment and delivery infrastructure throughout Korea and maintain a single fulfillment center in the United States. We are in the process of obtaining and developing additional fulfillment and delivery infrastructure to increase our storage capacity, reduce delivery times, and further improve our workflow and processes.
If we do not expand and operate our fulfillment and delivery infrastructure successfully and efficiently, or there are delays in the expansion of our fulfillment and delivery operations, we could experience excess or insufficient fulfillment and delivery capacity in one or more locations, an increase in costs or impairment charges, or other adverse impacts. For example, we believe that our end-to-end delivery infrastructure, including the ability to control our last-mile delivery logistics, is a key competitive advantage. If our end-to-end delivery infrastructure, including last-mile delivery, is negatively affected in any manner, including, but not limited to, by the introduction of direct competitors with these capabilities or by legislation, legal rulings, or other regulation that may disrupt this service, our business, financial condition, and results of operations would be harmed.
In addition, if we do not have sufficient fulfillment and delivery capacity, or we experience problems fulfilling and delivering orders in a timely manner, our customers may experience delays in receiving their purchases, which could harm our reputation and our relationship with our customers.
We have designed, built, purchased, and/or leased our own fulfillment and delivery infrastructure, in addition to utilizing some third-party delivery resources. Our fulfillment and delivery infrastructure was designed to meet the specific needs of our business. If we continue to add fulfillment and delivery capabilities, add new offerings with different fulfillment or delivery requirements, or change the mix of merchandise that we sell, our fulfillment and delivery infrastructure will become increasingly complex, and operating it will become more challenging. Failure to successfully address such challenges in a cost-effective and timely manner could impair our ability to timely deliver our customers’ purchases and could harm our reputation and ultimately, our business, financial condition, and results of operations.
We anticipate the need to add additional fulfillment and delivery capacity as our business continues to grow. We cannot assure you that we will be able to locate suitable facilities on commercially acceptable terms in accordance with our expansion plans. If we are unable to secure new facilities for the expansion of our fulfillment operations or effectively control expansion-related expenses, our business, financial condition, and results of operations could be adversely affected.
If we grow faster than we anticipate, we may exceed our fulfillment and delivery capacity, we may experience problems fulfilling or delivering orders in a timely manner, or our customers may experience delays in receiving their purchases, which could harm our reputation and our relationship with our customers, and we may need to increase our capital expenditures more than anticipated and in a shorter time frame than we currently anticipate, which could represent a demand on, or drain of, our financial resources and require additional capital. See “—We may require additional capital to support the growth of our business, and this capital might not be available on acceptable terms, if at all.” below.
Our ability to expand our fulfillment and delivery capacity is dependent upon our ability to secure suitable facilities and recruit and retain qualified employees, Coupang Flex partners (independent delivery partners who have signed up to deliver packages on days and times of their own choosing), Eats Delivery Partners or EDPs (independent food delivery partners), and other workers, and there is no assurance that we will be able to secure such facilities or procure such personnel. Our expansion has also been affected by the spread of COVID-19 and related governmental orders. There have been and there may be future delays or increased costs associated with the spread and impact of COVID-19.
Many of the expenses and investments with respect to our fulfillment and delivery capacity are fixed, and any expansion of such fulfillment and delivery infrastructure will require additional investment of capital. We expect to incur higher capital expenditures in the future for our fulfillment and delivery operations as our business continues to grow. We would incur such expenses and make such investments in advance of expected sales, and such expected sales may not occur. Any of these factors could materially and adversely affect our business, financial condition, and results of operations.
We are dependent on the performance of certain members of management and other highly qualified and skilled personnel, and if we are unable to attract, retain, and motivate these and other well-qualified employees, our business could be harmed.
Our success depends largely upon the continued services of our executive officers, other key management team members, and key employees. From time to time, there may be changes in our executive management team or other key employees resulting from the hiring or departure of these personnel. Any of our executive officers or other key employees could terminate their employment with us at any time, and we cannot be assured of having reasonable prior notice. The loss of one or more of our executive officers or other key employees or the failure by our executive team, including any new hires that we may make, to work together effectively and to execute our strategy in a timely manner, could adversely affect our business, financial condition, and results of operations. We do not maintain key man life insurance with respect to any members of management or other employees.
We intend to hire additional qualified employees to support our business operations and planned expansion. Our future success depends, to a significant extent, on our ability to recruit, train, and retain qualified personnel. Since our industry is characterized by high demand and intense worldwide competition for talent and labor, we cannot assure you that we will be able to attract or retain qualified staff or other highly skilled employees that we will need to achieve our strategic objectives. Accordingly, such efforts will require significant time, expense, and attention, and new hires require significant training and time before they achieve full productivity. In addition to hiring new employees, we must continue to focus on developing, motivating, and retaining our best employees, many of whom are at-will employees, which means they may terminate their employment relationship with us at any time. Further, even if qualified new employees are hired and achieve individual effectiveness, we may be adversely affected by undue turnover in our employees.
If we fail to identify, recruit, and integrate strategic personnel hires, our business, financial condition, and results of operations could be adversely affected. Any loss of members of our senior management team or key personnel could significantly delay or prevent the achievement of our business objectives and could harm our business and customer relationships. We may need to invest significant amounts of cash and equity to attract and retain new employees, and we may never realize returns on these investments. In addition, prospective and existing employees often consider the value of the equity awards they receive in connection with their employment. If the perceived value of our equity awards declines, experiences significant volatility, or increases such that prospective employees believe there is limited upside to the value of our equity awards, it may adversely affect our ability to recruit and retain key employees. If we are not able to retain and motivate our current personnel or effectively add and retain employees, our ability to achieve our strategic objectives, and our business, financial condition, and results of operations will be adversely affected.
Our culture has been critical to our success and if we cannot maintain this culture as we grow, our business could be harmed.
We believe that our culture, where the customer is at the beginning and the end in each decision we make, has been critical to our success. We may face a number of challenges that may affect our ability to sustain our corporate culture, including a potential failure to attract and retain employees who embrace and further our culture, any expansion into additional markets, competitive pressures that may divert us from our vision and values, and the integration of new personnel and businesses from acquisitions. If we are not able to maintain our culture as we continue to grow, our business, financial condition, and results of operations could be adversely affected.
Health epidemics, including the ongoing COVID-19 pandemic, have had, and could in the future have, an adverse impact on our business, operations, and the markets and communities in which we, our customers, suppliers, merchants, and advertisers operate.
Our business and operations could be adversely affected by health epidemics, including the ongoing COVID-19 pandemic, impacting the markets and communities in which we and our customers, suppliers, merchants, and advertisers operate. The COVID-19 pandemic has caused and continues to cause significant disruption to business and financial markets worldwide and has impacted global macroeconomic conditions. The full extent to which the COVID-19 pandemic will directly or indirectly impact our business, financial condition, and results of operations will depend on future developments that are highly uncertain and cannot be accurately predicted, and we may be unable to accurately forecast our revenue or financial results. There is no guarantee that a future outbreak of this or any other widespread epidemics or pandemics will not occur, or that global economies will recover, all of which could harm our business.
As a result of the COVID-19 pandemic, we have experienced and may continue to experience disruptions to our operations, including but not limited to utilization of our offices and fulfillment and delivery infrastructure, which may negatively impact our ability to fulfill orders in a timely manner, increase costs, harm our reputation, and ultimately, our business, financial condition, and results of operations.
In response to the COVID-19 pandemic, we have had to modify our operations and adjust our services and technology. For example, our fulfillment and delivery operations now require implementation of social distancing measures as well as system-wide use of personal protective equipment. We have hired additional personnel and incurred additional costs to implement safety controls in response to the COVID-19 pandemic. We have also invested significant resources to design and implement technical and operational changes to date and may continue to do so for an indefinite period of time. Due to the size, scope, and geographically dispersed nature of our operations, the expenses we incur to protect the health and safety of our customers and employees may be higher than similar expenses incurred by companies in other industries. Measures taken across our business operations to address health and safety may not always be sufficient to prevent the spread of COVID-19. Certain employees in our offices, fulfillment centers, and logistics centers have tested positive for COVID-19 despite our best efforts to prevent the spread of COVID-19. We have received governmental inquiries and litigation in Korea with respect to these positive tests and the potential spread of COVID-19 at our locations. Beyond the preventative efforts against the transmission of COVID-19, we have incurred significant additional COVID-19-related costs to provide additional compensation to our employees and certain service providers and deliver products to customers. Therefore, if we were to face additional outbreaks or transmission of COVID-19, we would face operational disruptions and incur additional expenses, including assisting customers and employees diagnosed with COVID-19 and further changing health and safety protocols and processes, which could adversely affect our business, financial condition, and results of operations.
While governmental restrictions imposed to limit the spread of COVID-19 and changing consumer behavior in light of the pandemic led to unprecedented demand for our products and services, demand may moderate over time as governmental restrictions are lifted and consumer mobility increases. We cannot assure you that we will be able to retain new suppliers, merchants, advertisers, and customers or maintain the current level of demand for our offerings over the long term, particularly after the effects of the pandemic taper. In addition, the growth in the demand for some products on our apps and websites during the COVID-19 pandemic has resulted in temporary shortages of certain products, which could negatively impact our reputation.
In response to the spread of COVID-19, we are requiring or have required substantially all of our sales, engineering, product, and general and administrative employees to work remotely on some or all work days to comply with applicable laws and to minimize the risk of transmission of COVID-19. We may take further actions as may be required by government authorities or that we determine are in the best interests of our employees and customers, including temporary closure of some of our facilities. We cannot guarantee that remote work arrangements will be effective. These arrangements could have a negative impact on our operations, the execution of our business plans, and the productivity and availability of key personnel and other employees necessary to conduct our business. Additionally, our business operations may be disrupted if a significant portion of our workforce is unable to work safely and effectively due to illness, quarantines, government actions, or other restrictions or measures responsive to the pandemic, or if members of senior management are unable to perform their duties for an extended period of time. If a natural disaster, power outage, connectivity issue, or other event were to occur that impacted our applicable employees’ ability to work remotely, it could cause substantial disruption to our business. Decreased effectiveness and availability of our team could adversely affect our financial condition and results of operations due to slow-downs in our sales cycles and recruiting efforts, delays in addressing performance issues, delays in product or technology development, delays and inefficiencies among various operational aspects of our business, including our financial organization, or other decreases in productivity that could seriously harm our business.
In addition to the office closures, the COVID-19 pandemic and related restrictions could result in certain of our suppliers, merchants, and advertisers experiencing downturns or uncertainty in their own business operations or revenue, including closure of their operations temporarily, and in some cases permanently, which in turn may cause reductions or delays in their spending and may result in decreased revenue for us. Further, we may decide to postpone, cancel, or modify planned investments in our business in response to changes in our business as a result of the COVID-19 pandemic, which may impact our ability to attract and retain customers and our rate of innovation, either of which could harm our business. In addition, our facilities needs could evolve based on continuing changes and impact on work environments as a result of the COVID-19 pandemic, and we may not be able to alter our contractual commitments to accommodate such changes, which could cause us to incur additional costs or otherwise harm our business. The COVID-19 pandemic has also resulted in, and may in the future result in, disruptions to the global financial markets, which could negatively affect our access to capital and ultimately, our liquidity. In addition, a recession or market correction resulting from the continued spread of COVID-19 could have a significant impact on our customers’ disposable income, which would adversely affect our business.
The impacts of the COVID-19 pandemic continue to evolve, and we will continue to monitor the situation and the effects on our business and operations closely. We do not yet know the full extent of such impacts, particularly if the COVID-19 pandemic continues to persist and new public health measures are implemented. Given the uncertainty, we cannot reasonably estimate the impact on our future results of operations, cash flows, or financial condition. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section. Any of the foregoing factors, or other effects of the pandemic or any other epidemic that are not currently foreseeable, could adversely impact our business, financial condition, and results of operations.
Our expansion into new offerings and substantial increase in the number of our offerings may expose us to new and increased challenges and risks.
In recent years, we have expanded our offerings, including in consumer electronics, food and grocery, financial services, private-label brands, apparel, and travel. Expansion into diverse new products and offerings involves new risks and challenges. Our lack of familiarity with new products and services and lack of relevant customer data relating to these new offerings may make it more difficult for us to anticipate customer demand and preferences. We may misjudge customer demand and the potential profitability of a new product or service. We may find it more difficult to inspect and control quality and ensure proper handling, storage, and delivery of new products. We may experience higher return rates on new products, customer complaints about new products and services, and costly liability claims as a result of selling such products and services, any of which would harm our brand and reputation as well as our results of operations. We may need to price aggressively to gain market share or remain competitive in new categories. It may be difficult for us to achieve profitability in the new product or service categories and our profit margin, if any, may be lower than we anticipate, which would adversely affect our results of operations. We cannot assure you that we will be able to recoup our investments in introducing any new product and service categories.
We operate in a highly competitive industry and we may be unsuccessful in competing against current and future competitors, which could have a negative impact on the success of our business.
The industry in which we operate is intensely competitive and we expect that competition will continue to increase. We currently and potentially compete with a wide variety of online and offline companies providing goods and services to customers and merchants, including traditional retailers and merchandisers, such as department stores, discount warehouses, direct retailers, and home-shopping channels. The Internet and mobile networks provide new, rapidly evolving, and intensely competitive channels for the sale of all types of goods and services. We compete in two-sided markets and must attract both customers as well as merchants to use our apps and websites. Customers who purchase goods and services through us have many alternatives, and merchants have other channels to reach customers. We expect competition to continue to intensify. Online and offline businesses compete with each other, and our competitors include a number of online and offline retailers with greater resources, large user communities, and well-established brands. As we respond to changes in the competitive environment, we may, from time to time, make pricing, service, or marketing decisions or acquisitions that may lead to dissatisfaction among customers and merchants, which could reduce activity on our apps or websites and adversely affect our results of operations.
We face increased competitive pressure online and offline. In particular, the competitive norm for, and the expected level of service from, retailers (including e-commerce retailers) and marketplaces has increased due to, among other factors, improved customer experience, greater ease of buying goods, lower (or no) shipping costs, faster shipping times, and more favorable return policies. In addition, certain online and offline businesses may offer goods and services to consumers and merchants that we do not offer. If we are unable to change our offerings in ways that reflect the changing demands of offline and online retailers and marketplaces, particularly at expected service levels, or compete effectively with and adapt to changes in larger retail businesses, our business, financial condition, and results of operations would be adversely affected.
Competitors may also be able to devote more resources to marketing and promotional campaigns, adopt more aggressive pricing policies, and devote more resources to offline shopping venues, websites,

mobile applications, and systems development than we can. In addition, competitors may be able to innovate faster and more efficiently, and new technologies may increase the competitive pressures by enabling competitors to offer more efficient or lower-cost services.
Some of our competitors control other products and services that are important to our success, including credit card interchange, Internet search, and mobile operating systems. Such competitors could utilize complementary aspects of their businesses in order to provide a better shopping experience or make it difficult for customers to utilize our apps or websites, or change pricing, availability, or the terms or operation of service related to their products and services in a manner that impacts our competitive offerings. If we are unable to use or adapt to operational changes in such services, we may face higher costs for such services, encounter integration or technological barriers, or lose customers, which could cause our business, financial condition, and results of operations to be adversely affected.
In addition, certain manufacturers may limit or cease distribution of their products through online channels, such as our apps or websites. Manufacturers may attempt to use contractual obligations or existing or future government regulation to prohibit or limit e-commerce in certain categories of goods or services. Manufacturers may also attempt to enforce minimum resale price maintenance or minimum advertised price arrangements to prevent distributors and suppliers from selling on our apps, websites, or on the Internet generally, or drive distributors and suppliers to sell at prices that would make us less competitive. The adoption by manufacturers of policies, or their use of laws or regulations, in each case discouraging or restricting the sales of goods or services over the Internet, could force merchants to limit or stop selling certain products on our apps or websites, which could adversely affect our results of operations and result in loss of market share and diminished value of our brand.
Many of our competitors have, and potential competitors may have, competitive advantages such as longer operating histories, more experience in implementing their business plan and strategy, better brand recognition, popular offline locations, greater negotiating leverage, established supply relationships, significantly greater financial, marketing, and other resources. Our competitors may undertake aggressive marketing campaigns to enhance their brand name and increase the volume of business conducted through their stores or websites and make extensive investments to improve their stores or network and system infrastructure, including website design and logistics network enhancements. Our inability to adequately address these and other competitive pressures may have an adverse effect on our business, financial condition, and results of operations.
Any harm to our brand or reputation may materially and adversely affect our business, financial condition, and results of operations.
We believe that the recognition and reputation of our brand among our customers, merchants, suppliers, and our workforce has contributed to the growth and success of our business. Maintaining and enhancing the recognition and reputation of our brand is critical to our business and competitiveness. Heightened regulatory and public concerns over operation of the business, labor and employment, consumer protection, and consumer safety issues, among other issues, may subject us to additional legal and reputational risks and increased scrutiny. In addition, changes in our services or policies have resulted, and could result, in objections by members of the public, the traditional, new, and social media, social network operators, suppliers, and merchants or others. From time to time, these objections or allegations, regardless of their veracity, may result in customer dissatisfaction, which could result in government inquiries or substantial harm to our brand, reputation, and prospects.
A public perception that non-authentic, counterfeit, or defective goods are sold on our apps and websites or that we or our merchants do not provide satisfactory customer service, even if factually incorrect or based on isolated incidents, could damage our reputation, diminish the value of our brand, undermine the trust and credibility we have established, and have a negative impact on our ability to attract new customers or retain our current customers. If we are unable to maintain our reputation, enhance our brand recognition, or increase positive awareness of our apps, websites, products, and services, as well as products sold by merchants through our online marketplace, it may be difficult to maintain and grow our customer base, and our business, financial condition, and results of operations may be adversely affected.
We are subject to risks associated with sourcing and manufacturing goods from countries outside of Korea.
A portion of our sales are dependent on our ability to import finished goods from other countries into Korea. Substantially all of our import operations are subject to customs requirements. The countries from which some of our products are manufactured or exported, or into which our products are imported, may from time to time impose quotas, duties, tariffs, or other restrictions on imports (including restrictions on manufacturing operations) or adversely modify existing restrictions. Changes in Korea, China, U.S., and other foreign government policies regarding international trade, including import and export regulation and international trade agreements, may negatively impact our business. Imports are also subject to unpredictable foreign currency variation which may increase our cost of sales. Adverse changes in these import costs and restrictions, or failure by our suppliers to comply with customs regulations or similar laws, could harm our business.
Our operations are also subject to the effects of international trade agreements and regulations, which may impose requirements that adversely affect our business, such as setting quotas on products that may be imported from a particular country.
Our ability to import products in a timely and cost-effective manner may also be affected by conditions at ports or issues that otherwise affect transportation and warehousing providers, such as port and shipping capacity, labor disputes, severe weather, or increased security requirements in Korea and other countries. These issues could delay importation of products or require us to locate alternative ports or transportation or warehousing providers to avoid disruption to customers. These alternatives may not be available on short notice or could result in higher costs, which could have an adverse impact on our business and financial condition.
If our ability to import goods from overseas is negatively impacted by domestic or international trade regulations (including any future customs requirements, tariffs, and quotas implemented in Korea), our ability to maintain a diverse selection of products for our customers and to be able to timely deliver products consistent with our customers’ expectations could be harmed, which could negatively impact our future revenue and growth.
We operate in a rapidly changing industry and our business model is continuing to evolve, which makes it difficult to evaluate our business and prospects.
The retail industry in which we operate is characterized by rapidly changing regulatory requirements and industry standards and shifting consumer demands. In addition, our business model continues to evolve and we are continuously evaluating our products and services. As a result of our evolving industry and business model, our future results are uncertain and subject to a number of risks and uncertainties, including our ability to plan for and model future growth, expand our business in existing markets, and enter new markets. In addition, we have experienced significant revenue growth in prior periods. You should not rely on the revenue growth of any prior period as an indication of our future performance. Many factors may lead to a decline in our growth rate, including increased competition, slowing demand, a failure by us to continue capitalizing on growth opportunities, higher market penetration, and the maturation of our business, and others, including as discussed elsewhere in this “Risk Factors” section. If we fail to continue to grow, our business could be adversely affected and the price per share of our Class A common stock could decline.
We have encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies that operate in evolving industries subject to increasing regulation. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our results of operations could differ materially from our expectations and our business, financial condition, and results of operations would be adversely affected.
If we are unable to continue to innovate or if we fail to adapt to changes in our industry, our business, financial condition, and results of operations would be adversely affected.
Our industry is characterized by rapidly changing technology, new mobile applications and protocols, new products and services, new media and entertainment content—including user-generated content—and changing consumer demands and trends. Furthermore, our competitors are continuously developing innovations in personalized search and recommendation, online and offline shopping and marketing, communications, social networking, entertainment, logistics, and other services to enhance the customer experience. Our financial performance depends on our ability to identify, originate, and define retail trends, as well as to anticipate, gauge, and react to changing customer preferences in a timely manner, including seasonal trends in customer spending.
As a result, we continue to invest significant resources in our technology, infrastructure, research and development, and other areas in order to enhance our business and operations, as well as to explore new growth strategies and introduce new high-quality products and services. If we offer new merchandise or services that are not accepted by our customers, we may make fewer sales and our revenue may fall short of expectations, our brand and reputation could be adversely affected, and we may incur expenses that are not offset by revenue. We may make substantial investments in such new categories in anticipation of future revenue. If the launch of a new category requires greater investment than we expect, if we are unable to attract suppliers and merchants that produce sufficient high-quality, value-oriented merchandise and services, or if the revenue generated from sales of a new item of merchandise or service grows more slowly or produces lower gross profit than we expect, our results of operations could be adversely impacted. Expansion of our offerings may also strain our management and operational resources. We may also face greater competition in specific categories from e-commerce and traditional retailers that are more focused on such categories. It may be difficult to differentiate our offering from other competitors as we offer additional categories of merchandise and services, and our customers may have additional considerations in deciding whether or not to purchase these additional offerings. In addition, the relative profitability, if any, of new categories of merchandise or services may be lower than we have experienced historically, and we may not generate sufficient revenue from sales of these new items to recoup our investments in them.
Our investments in innovations and new technologies, which may be significant, may not increase our competitiveness or generate financial returns in the short term, or at all, and we may not be successful in adopting and implementing new technologies. Our investments and endeavors to develop new growth initiatives and technologies may be hindered by regulatory scrutiny and limitations. The changes and developments taking place in our industry may also require us to re-evaluate our business model and adopt significant changes to our long-term strategies and business plans.
Any failure to innovate and adapt to these changes and developments would have an adverse effect on our business, financial condition, and results of operations. Even if we timely innovate and adopt changes in our strategies and plans, we may nevertheless fail to realize the intended benefits of these changes or even experience reduced revenue as a result.
If we fail to retain existing suppliers or merchants or to add new suppliers or merchants, or if our existing suppliers or merchants fail to supply high-quality and compliant merchandise in a timely manner, our business, financial condition, and results of operations will be adversely affected.
We depend on our ability to attract and retain merchants that offer high-quality merchandise and services to our customers at attractive prices and in a timely manner to attract new customers and to keep our existing customers engaged and purchasing from our apps and websites. Similarly, we also must attract and retain suppliers to supply merchandise to us for our owned-inventory selection. We must continue to attract and retain suppliers and merchants in order to increase revenue and achieve profitability.
We may experience supplier or merchant attrition in the ordinary course of business, which could lead to a decrease in the volume and/or selection of merchandise available to our customers, resulting in loss of customers to our competitors. Even if we identify new suppliers, we may not be able to purchase desired merchandise in sufficient quantities on terms acceptable to us, and merchandise from alternative sources may be of a lesser quality or more expensive than those from existing suppliers. Similarly, new merchants may not offer the same selection or value to our customers. In addition, we may have disputes with suppliers and merchants with respect to their compliance with our quality control or other policies and measures and the penalties imposed by us for violation of these policies or measures from time to time, which may cause them to cease doing business with us. Any complaints from merchants may in turn result in a negative impact on our brand and reputation. If we experience significant supplier or merchant attrition, or if we are unable to attract new suppliers or merchants, our revenue and results of operations may be materially and adversely affected. Our inability to purchase suitable merchandise on acceptable terms or to source new suppliers and merchants could have an adverse effect on our business, financial condition, and results of operations.
Efforts to increase advertising revenue may impact our sales or results of operations.
Growth in our advertising revenue depends on our ability to continue to develop and offer effective tools for advertisers. New advertising formats that take up more space on our apps and websites may impact customer satisfaction, which could impact our sales. As the advertising market generates and develops new concepts and technology, we may incur additional costs to implement more effective products and tools. Continuing to develop and improve these products and tools may require significant time and resources and additional investment. If we cannot continue to develop and improve our advertising products and tools in a timely fashion, or if our advertising products and tools are not well received by advertisers or customers, our revenue or sales could be adversely affected.
Inventory risks may adversely affect our results of operations.
We are exposed to inventory risks that may adversely affect our results of operations because of seasonality, new product launches, quick changes in product cycles and pricing, defective products, changes in customer demand and spending patterns, changes in customer tastes with respect to our products, spoilage, and other factors. We strive to predict these trends, as overstocking or understocking products we sell could lead to lower sales, missed opportunities, and excessive markdowns, each of which could have a material impact on our business and results of operations. Moreover, once we launch a new product, it may be difficult to determine appropriate product selection and accurately forecast demand, which could increase our inventory risk, resulting in an adverse effect on our business, financial condition, and results of operations.
The seasonality of our business affects our quarterly results and places an increased strain on our operations.
We have historically experienced seasonal fluctuations in our sales, with higher sales volumes associated with Christmas, New Year, Lunar New Year, and Chuseok. Some of these holidays are on the lunar calendar, and thus the associated sales do not always fall in the same quarterly period. We expect to continue to experience seasonal trends in our business, making results of operations variable from quarter to quarter. This variability makes it difficult to predict sales and can result in significant fluctuations in our revenue between periods. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Any failure to stock or restock popular products in sufficient amounts or to develop sufficient fulfillment and delivery capacity to meet customer demand could adversely affect our results of operations. When we overstock products, we may be required to take significant inventory markdowns or write-offs and incur commitment costs, which could result in lower margins and higher labor costs as a percentage of sales, which would harm our financial performance.

We may also experience increases in our fulfillment and logistics costs due to promotions, split-shipments, changes to our fulfillment and logistics network, and other arrangements necessary to ensure timely delivery during times of high order volume.
If too many customers access our apps or websites within a short period of time due to increased demand, we may experience system interruptions that make our apps or websites unavailable or prevent us from efficiently fulfilling orders, which may reduce the volume of goods we offer or sell and have an adverse effect on our results of operations. In addition, we may be unable to adequately staff our fulfillment and delivery network, including our Coupang Flex partners, EDPs, and customer service centers during these peak periods, which may impact our ability to satisfy seasonal or peak demand. Risks related to our fulfillment and delivery infrastructure described above in the risk factor titled “—If we do not successfully operate and manage the expansion of our fulfillment and delivery infrastructure, our business, financial condition, and results of operations could be harmed.” are magnified during the holiday seasons.
We may expand our operations into other countries, which would present new challenges and which may prove unsuccessful and adversely affect our business.
We may expand our operations into other countries, which would present new challenges and which may prove unsuccessful and adversely affect our business. Expansion into additional countries would require significant management attention and resources and would require us to localize our offerings to conform to a wide variety of local cultures, business practices, laws, regulations, and policies. The different commercial and Internet infrastructure in other countries may make it more difficult for us to replicate our business model. We may be competing with local and international companies that understand the local market better than we do, and we may not benefit from first-to-market advantages. If we are not successful in expanding into particular international markets or in generating revenue from such international operations, our business, financial condition, and results of operations may be adversely affected.
Acquisitions, strategic investments, partnerships, or alliances could be difficult to identify, pose integration challenges, divert the attention of management, disrupt our business, dilute stockholder value, and adversely affect our business, financial condition, and results of operations.
Our success will depend, in part, on our ability to expand our products and services and grow our business in response to changing technologies, customer demands, and competitive pressures. In some circumstances, we may choose to do so through the acquisition of complementary businesses and technologies rather than through organic growth. The identification of suitable acquisition candidates can be difficult, time-consuming, and costly, and we may not be able to successfully complete identified acquisitions. Further, our anticipated proceeds from this offering increase the likelihood that we will devote resources to exploring larger and more complex acquisitions and investments than we have previously attempted. Once we have completed an acquisition, we may not be able to successfully integrate the acquired business. We face additional risks in connection with acquisitions, including that:
•an acquisition may negatively affect our financial condition and results of operations because it may require us to incur charges or assume substantial debt or other liabilities, may cause adverse tax consequences or unfavorable accounting treatment, may expose us to claims and disputes by stockholders and third parties, including intellectual property claims and disputes, or may not generate sufficient financial return to offset additional costs and expenses related to the acquisition;
•we may encounter difficulties or unforeseen expenditures in integrating the business, technologies, products, personnel, or operations of any company that we acquire, particularly if key personnel of the acquired company decide not to work for us;
•an acquisition may disrupt our ongoing business, divert resources, increase our expenses, and distract our management;

•an acquisition may result in a delay or reduction of customer purchases for both us and the company acquired due to customer uncertainty about continuity and effectiveness of service from us or the acquired company;
•we may encounter difficulties in selling or utilizing any acquired products or services, or we may be unable to do so successfully or at all;
•our use of cash to pay for acquisitions would limit other potential uses for our cash;
•if we incur debt to fund an acquisition, such debt may subject us to material restrictions on our ability to conduct our business, or require us to comply with certain financial maintenance covenants which may adversely affect our ability to conduct our business; and
•if we issue a significant amount of equity securities in connection with future acquisitions, existing stockholders may be diluted and earnings per share may decrease or losses per share may increase.
The occurrence of any of these foregoing risks could have an adverse effect on our business, financial condition, and results of operations.
Our business depends on the continued growth of online commerce and the increased acceptance of online transactions by potential customers.
Online commerce is still developing in Korea. Our future revenue depends substantially on Korean customers, suppliers, merchants, and advertisers accepting the Internet as a way to conduct commerce, to purchase goods and services, and to carry out financial transactions. For us to grow our customer base successfully, more customers, merchants, and suppliers must accept and adopt new ways of conducting business and exchanging information, including through mobile devices. Further, service interruptions in Internet access could prevent customers from accessing our apps or websites and placing orders, and frequent interruptions could discourage customers from using our apps or websites, which could cause us to lose customers and harm our results of operations. In addition, we have no control over the costs of the services provided by the telecommunications operators. For more, see “—Our business depends on network and mobile infrastructure, third-party data center hosting facilities, other third-party providers, and our ability to maintain and scale our technology. Any significant interruptions or delays in service on our apps or websites or any undetected errors or design faults could result in limited capacity, reduced demand, processing delays, and loss of customers, suppliers, or merchants.”
Acceptance and use of the Internet are critical to our growth and the occurrence of any one or more of the above challenges could have an adverse effect on our business, financial condition, and results of operations.
If the mobile solutions available to our merchants and customers are not effective, the use of our apps, websites, and marketplaces could decline.
Purchases made on mobile devices by customers have increased significantly in recent years. Our suppliers and merchants are also increasingly using mobile devices to operate their businesses on our apps and websites. If we are unable to deliver a rewarding experience on mobile devices, our ability and the ability of our merchants to manage and scale our respective businesses may be harmed and, consequently, our business may suffer.
As new mobile devices and operating systems are released, we may encounter problems in developing or supporting applications for them. In addition, supporting new devices and mobile device operating systems may require substantial time and resources.
The success of our mobile applications could also be harmed by factors outside our control, such as:
•actions taken by providers of mobile operating systems or mobile application download stores;

•unfavorable treatment received by our mobile applications, especially as compared to competing applications, such as the placement of our mobile applications in a mobile application download store;
•increased costs to distribute or use our mobile applications; or
•changes in mobile operating systems, such as iOS and Android, that degrade the functionality of our mobile websites or mobile applications or that give preferential treatment to competitive products.
If merchants and customers encounter difficulty accessing or using our apps or websites on their mobile devices, or if they choose not to use our apps or websites on their mobile devices, our business, financial condition, and results of operations may be adversely affected.
Failure to deal effectively with fraudulent activities on our apps or websites would increase our fraud losses and harm our business and could severely diminish merchant and customer confidence in and use of our services.
We face risks with respect to fraudulent activities on our apps or websites and periodically receive complaints from customers who assert they have not received the goods they purchased or that goods they received were fraudulent, from merchants who may not have received payment for goods that were purchased, or from manufacturers or others who assert that their intellectual property is being infringed.
Although we have implemented measures to detect and reduce the occurrence of fraudulent activities, combat bad customer experiences, and increase customer satisfaction, including encouraging reporting of concerns, gating and monitoring higher-risk activities, evaluating merchants on the basis of their transaction history, and restricting or suspending some merchants, we cannot assure you that these measures will be effective in combating fraudulent transactions or improving overall satisfaction among merchants and customers. We will need to evolve to combat fraudulent activities as they develop. Any failure to so evolve could result in loss of customer trust. At the same time, the implementation of additional measures to address fraud could negatively affect the attractiveness of our offerings to customers and merchants, or create friction in our customers’ experience.
The nature of our food delivery services, including Coupang Eats and Rocket Fresh, could subject us to potential liability for foodborne illnesses experienced by our customers.
Our Coupang Eats service delivers food prepared by independent restaurants and our Rocket Fresh service delivers fresh food to customers. The business of delivering ready-to-eat and fresh food presents risks related to food freshness, cleanliness, and quality. Whether or not they are true, reports of food-borne illnesses could adversely impact our reputation and results of operations, regardless of whether our customers actually suffer such illnesses. Food-borne illnesses and other food safety issues have occurred in the global food industry in the past and could occur in the future. In addition, customer preferences could be affected by health concerns about the consumption of food provided on Coupang Eats and Rocket Fresh, even if those concerns do not directly relate to food items available on our Coupang Eats and Rocket Fresh websites. A negative report, whether related to a delivery under Coupang Eats or Rocket Fresh or to a competitor, may have an adverse impact on demand for food delivery and could result in decreased orders. A decrease in orders as a result of these health concerns could adversely affect our business, financial condition, and results of operations.
Furthermore, our reliance on third-party food suppliers and distributors increases the risk that food-borne illness incidents could be caused by factors outside of our control. If customers become ill from food-borne illnesses, we and/or merchants on Coupang Eats could be forced to temporarily suspend the Coupang Eats or Rocket Fresh businesses, in whole or in part. Furthermore, any instances of food contamination, whether or not they are related to us, could subject us or restaurants to additional regulations.

The nature of our delivery logistics, including those related to our own delivery services and our services that use independent delivery partners, exposes us to potential liability and expenses for legal claims that could adversely affect our business, financial condition, and results of operations.
We face risks relating to our delivery services. We use independent delivery partners to deliver prepared food and some packages. For example, tens of thousands of individuals have signed up as Coupang Flex partners. Similarly, our Coupang Eats service delivers food prepared by independent restaurants using the services of independent EDPs. Third parties have in the past and could in the future assert legal claims against us relating to safety incidents associated with delivery drivers. Orders made via Rocket Delivery and Coupang Eats are delivered by drivers of motor vehicles. Some drivers delivering orders via these services have been involved in motor vehicle accidents, and some drivers may be involved in motor vehicle accidents in the future.
We believe that our Coupang Flex partners and EDPs are independent contractors because, among other things, they choose whether, when, and where to provide these services, provide these services at days and times that are convenient for them (or not at all), are free to hold other jobs and provide services to our competitors, provide a vehicle to perform delivery services, decide for themselves how best to perform their services, and are under no long-term or exclusive commitment to us. However, if the classification of our Coupang Flex partners and EDPs as independent contractors were to be challenged by legislation, regulation or legal interpretation, the costs associated with defending, settling, or resolving these matters could be material to our business. Further, any such reclassification would require us to change our business model, including our Coupang Eats service, and consequently have an adverse effect on our business, financial condition, and results of operations.
We have incurred and may continue to incur expenses relating to legal claims on these matters. The frequency of such claims is unpredictable. We could experience diversion of attention by management to address these claims, and such claims can result in significant costs to investigate and defend, regardless of their merits. These claims could adversely affect our business, financial condition, and results of operations.
We rely on Coupang Pay to conduct a substantial amount of the payment processing across our business. If Coupang Pay’s services were limited, restricted, curtailed, or degraded in any way, or become unavailable to us or our customers for any reason, our business may be adversely affected.
Coupang Pay provides our customers with convenient payment processing. These services are critical to our business. We rely on the convenience and ease of use that Coupang Pay provides to our customers and merchants. If the quality, utility, convenience, or attractiveness of Coupang Pay’s services declines for any reason, the attractiveness of our offerings to customers and merchants could be harmed.
Coupang Pay is subject to a number of risks, if they were to materialize, that could materially and adversely affect its ability to provide payment processing services to us, including, but not limited to:
•dissatisfaction with Coupang Pay’s services or lower use of Coupang Pay by customers and merchants;
•increasing competition, including from other established companies, payment service providers, and companies engaged in other financial technology services;
•changes to rules or practices applicable to payment systems that link to Coupang Pay;
•breach of customers’ privacy and concerns over the use and security of information collected from customers and any related negative publicity or liability relating thereto;
•service outages, system failures, or failure to effectively scale the system to handle large and growing transaction volumes;

•increasing costs to Coupang Pay, including fees charged by banks to process transactions through Coupang Pay, which would also increase our cost of revenue;
•negative news about and social media coverage on Coupang Pay, its business, its service offerings, or matters relating to Coupang Pay’s data security and privacy; and
•failure to manage customer funds accurately or loss of customer funds, whether due to employee fraud, security breaches, technical errors, or otherwise.
Coupang Pay’s services are highly regulated. Coupang Pay is required to comply with numerous complex and evolving laws, rules, and regulations, particularly in the areas of online and mobile payment services. In addition, as Coupang Pay expands the type and reach of its services within Korea and into international markets, it will become subject to additional legal and regulatory risks and scrutiny.
Increases in food, energy, labor, and other costs could adversely affect our results of operations.
Factors such as inflation, increased food costs, increased labor and employee benefit costs, increased rental costs, and increased energy costs may increase our operating costs and those of our suppliers and independent contractors. Many of the factors affecting suppliers and independent contractors are beyond the control of these parties. In many cases, these increased costs may cause suppliers and independent contractors to spend less time providing services to our customers or to seek alternative sources of income. Likewise, these increased costs may cause suppliers and independent contractors to pass costs on to us and our customers by increasing prices, which would likely cause order volume to decline, and may cause suppliers or independent contractors to cease operations altogether.
We rely on our merchants to provide a fulfilling experience to our customers.
Our marketplace provides many small- and medium-sized businesses with access to customers across Korea. Aggregating their products in one convenient forum provides convenience to customers and an increased business opportunity to merchants. We have policies and procedures to protect both merchants and customers on our marketplace. However, we do not control the merchants, who are independent, third-party businesses. In most cases, the merchants provide fulfillment and arrange for third-party delivery of the orders placed by our customers.
A small portion of customers complain to us about their experience with our merchants. For example, customers may report that they have not received the items that they purchased, that the items received were not as represented by a merchant, or that a merchant has not been responsive to their questions or complaints. We have customer service resources to process such complaints, but we cannot guarantee that these resources have or will resolve all concerns. Similarly, we occasionally identify merchants who are unable to fulfill orders within a timeframe or in a manner consistent with customer expectations.
Negative publicity and sentiment generated as a result of these types of complaints or any associated enforcement action taken against merchants could reduce our ability to attract and retain our merchants and customers or damage our reputation. A perception that our levels of responsiveness and support for our merchants and customers are inadequate could have similar results. In some situations, we may choose to reimburse our customers for their purchases, but we may not be able to recover the funds we expend for those reimbursements. Although we focus on enhancing customer service, our efforts may be unsuccessful and our merchants and customers may be disappointed in their experience and not return.
Anything that prevents the timely processing of orders or delivery of goods to our customers could harm our merchants. Service interruptions and delivery delays may be caused by events that are beyond the control of our merchants, such as transportation disruptions, natural disasters, inclement weather, terrorism, public health crises, or political unrest. Additionally, disruptions in the operations of a substantial number of our merchants could also result in negative experiences for a substantial number of our customers, which could harm our reputation and brand. If our customers have a negative experience in the purchase of these products, whether due to quality or timing of delivery, our business, financial condition, and results of operations could be adversely affected.
Failure by our suppliers or merchants to comply with product safety, intellectual property, or other laws may subject us to liability, damage our reputation and brand, and harm our business.
Much of the merchandise we sell on our apps and websites are subject to regulation by Korean laws or administrative agencies. Failure of our suppliers to provide merchandise that complies with all applicable laws, including, without limitation, product safety and intellectual property regulations and statutes, could result in liability, damage to our reputation and brand, increased enforcement activity or litigation, and increased legal costs.
Certain merchandise in the past has been, and could in the future be, subject to recalls and other remedial actions. Such recalls and voluntary removal of merchandise could result in, among other things, lost sales, diverted resources, potential harm to our reputation, and increased customer service costs and legal expenses, which could have an adverse effect on our business, financial condition, and results of operations.
We have in the past become subject to fair trade claims and regulatory actions relating to allegedly false statements on our apps or websites about merchandise and their quality and have been fined by the Korea Fair Trade Commission.
Similarly, failure of our merchants to provide merchandise that complies with all applicable laws could result in liability relating to our marketplace, damage to our reputation and brand, increased enforcement activity or litigation, and increased legal costs.
We have in the past been subject to third-party lawsuits and complaints relating to some of our suppliers’ and merchants’ use of parallel importing, which allows them, other than those with exclusive sale rights in Korea, to also sell merchandise of a particular brand in Korea, so long as the merchandise is purchased from a valid source outside of Korea and the supply chain is documented. We cannot assure you that we will be successful in defending against these claims.
We have also received in the past, and we may receive in the future, communications alleging that certain items provided by suppliers or listed by merchants on our apps and/or websites infringe upon third-party copyrights, trademarks, and trade names or other intellectual property rights of others. Although we have sought to prevent and eliminate the listings of such goods, they may be listed on our apps or websites in the future and we may be held liable to those parties claiming an infringement of their intellectual property rights. Although we have a service quality management team that is responsible for monitoring reports of listing, display, and sales of pirated, counterfeited, prohibited, regulated, or faulty merchandise and services, such items may nevertheless be listed, displayed, or sold on our apps or websites and may subject us to potential lawsuits, sanctions, fines, or other penalties, which could adversely affect our business. For more, see “Risks Related to Intellectual Property—We may be accused of infringing intellectual property rights of third parties.”
Changes to our customer satisfaction program could increase our expenses.
Our customer satisfaction program protects customers from fraudulent transactions, as well as if they do not receive the items ordered or if the items received are significantly different from their descriptions. The risk of loss from our customer satisfaction program is specific to individual customers and transactions, and may also be impacted by modifications to this program resulting from changes in regulatory requirements, or changes that we decide to implement, such as expanding the scope of transactions covered. Increases in our expenses, including as a result of changes to our customer satisfaction program, could negatively impact our business.
We are subject to payment-related risks, and if payment processors are unwilling or unable to provide us with payment processing services or impose onerous requirements on us in order to access their services, or if they increase the fees they charge us for these services, our business, financial condition, and results of operations could be adversely affected.
We accept payments using a variety of methods, including credit and debit cards, money transfers, and Coupang Pay. For certain payment methods, including credit and debit cards, we pay bank interchange and other fees. These fees may increase over time, which would increase our operating costs and adversely affect our results of operations. We use third parties to provide payment processing services, including the processing of credit and debit cards. Our business may be disrupted for an extended period of time if any of these companies becomes unwilling or unable to provide these services to us. We are also subject to payment card association operating rules, certification requirements, and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and/or lose our ability to accept credit and debit card payments from customers or facilitate other types of online payments, and our business could be harmed. Moreover, although the payment gateways we use are contractually obligated to indemnify us with respect to liability arising from fraudulent payment transactions, if such fraudulent transactions are related to credit card transactions and become excessive, they could potentially result in our losing the right to accept credit cards for payment. If any of these events were to occur, our business, financial condition, and results of operations could be adversely affected.
Government regulation of the Internet, e-commerce, and mobile commerce is evolving, and unfavorable changes or failure by us to comply with these regulations could adversely affect our business, financial condition, and results of operations.
We are subject to general business regulations and laws as well as regulations and laws specifically governing the Internet, e-commerce, and mobile commerce (“m-commerce”). Existing, proposed, and future regulations and laws could change our liabilities and impede the growth of the Internet, e-commerce, or m-commerce. These regulations and laws may involve taxes, tariffs, consumer protection, privacy and data security, anti-spam, content protection, electronic contracts and communications, and gift cards, among other topics. It is not clear how existing laws governing issues such as property ownership, fair trade, sales and other taxes, and consumer privacy apply to the Internet as the vast majority of these laws were adopted prior to the advent of the Internet and do not contemplate or address the unique issues raised by the Internet, e-commerce, and m-commerce. Any failure, or perceived failure, by us to comply with any of these laws or regulations could result in damage to our reputation or our business or result in proceedings or actions against us by governmental entities or others. Any such proceeding or action could hurt our reputation, force us to spend significant amounts in defense of these proceedings, distract our management, increase our costs of doing business, decrease the use of our apps and websites by customers and merchants, and may result in the imposition of monetary liability. We may also be contractually liable to indemnify and hold harmless third parties from the costs or consequences of non-compliance with any such laws or regulations.
Any failure to protect our apps, websites, networks, and systems against security breaches or otherwise protect our confidential information could damage our reputation and brand and adversely affect our business, financial condition, and results of operations.
Our business employs websites, networks, and systems through which we collect, maintain, transmit, and store data about our customers, merchants, suppliers, advertisers, and others, including personally identifiable information, as well as other confidential and proprietary information. We rely on encryption and authentication technology in an effort to securely transmit confidential and sensitive information. We have taken steps to protect the security, integrity, and confidentiality of the information we collect, store, or transmit, but there is no guarantee that inadvertent or unauthorized use or disclosure will not occur or that third parties will not gain unauthorized access to this information despite our efforts. Our security measures may not detect or prevent all attempts to hack our systems, denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering, security breaches, or other attacks and similar disruptions that may jeopardize the security of information stored in or transmitted by our apps, websites, networks, and systems, or that we otherwise maintain. We may not be able to anticipate or prevent all types of attacks, and techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us or our third-party service providers. In addition, security breaches can also occur as a result of non-technical issues, including intentional or inadvertent breaches by our employees or by persons with whom we have commercial relationships. If security breaches occur, our reputation and brand could be damaged, our business may suffer, we could be required to expend significant capital and other resources to alleviate problems caused by such breaches, and we could be exposed to a risk of loss, litigation, or regulatory action and possible liability. Actual or anticipated attacks may cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees, and engage third-party experts and consultants. Any compromise or breach of our security measures, or those of our third-party service providers, could violate applicable privacy, data security, and other laws, and cause significant legal and financial exposure, adverse publicity, and a loss of confidence in our security measures, which could have an adverse effect on our business, financial condition, and results of operations.
We are also subject to regulations relating to privacy and use of confidential information of our users, including, among others, the Personal Information Protection Act and related legislation, regulations and orders (the “PIPA”), the Act on the Promotion of Information and Communications Network Utilization and Protection of Information Act (Korea), and the Credit Information Act in Korea that specifically regulates certain sensitive personal information. PIPA requires consent by the consumer with respect to the use of his or her data and requires the persons responsible for management of personal data to take the necessary technological and managerial measures to prevent data breaches and, among other duties, to notify the Personal Information Protection Commission of any data breach incidents within 24 hours. Failure to comply with PIPA in any manner may subject these persons responsible to personal liability for not obtaining such consent in an appropriate manner or for such breaches, including even negligent breaches, and violators face varying penalties ranging from monetary penalties to imprisonment. We strive to take the necessary technological and managerial measures to comply with PIPA, including the implementation of privacy policies concerning the collection, use, and disclosure of subscriber data on our apps and websites, and we regularly review and update our policies and practices. Despite these efforts to comply with PIPA, these rules are complex and evolving, subject to interpretation by government regulators which may change over time and therefore we are subject to the risk of claims by regulators of failure to comply with PIPA. Any failure, or perceived failure, by us to comply with such policies, laws, regulations, and other legal obligations and regulatory guidance could adversely affect our reputation, brand, and business, and may result in claims, proceedings, or actions, including criminal proceedings, against us and certain of our executive officers by governmental entities or others or other liabilities. Any such claim, proceeding, or action, could hurt our reputation, brand, and business, force us to incur significant expenses in defense of such proceedings, distract our management, increase our costs of doing business, result in a loss of customers and merchants, and could have an adverse effect on our business, financial condition, and results of operations.
In addition, the California Consumer Privacy Act of 2018 (the “CCPA”), which came into effect in 2020, creates individual privacy rights for certain persons and increases the privacy and security obligations of entities handling certain personal data. For example, the CCPA gives California residents expanded rights to access and require deletion of their personal data, opt out of certain personal data sharing, and receive detailed information about how their personal data are used. Failure to comply with the CCPA creates additional risks including enforcement by the California attorney general, private rights of actions for certain data breaches, and damage to reputation. The CCPA may increase our compliance costs and potential liability with respect to our operations in California. Additionally, a new California ballot initiative, the California Privacy Rights Act, was voted into law in November 2020, which will impose additional data protection obligations on companies doing business in California and would create a new California data protection agency specifically tasked to enforce the law, which would likely result in increased regulatory scrutiny of California businesses in the areas of data protection and security.

In addition, the European Union adopted the General Data Protection Regulation (the “GDPR”), which became effective in May 2018. The GDPR may impose additional obligations and risk upon our business, and which may increase substantially the penalties to which we could be subject in the event of any non-compliance. We may incur substantial expense in complying with the obligations imposed by the governments of the foreign jurisdictions in which we do business or seek to do business and we may be required to make significant changes in our business operations, all of which may adversely impact our business.
We may also be contractually liable to indemnify and hold harmless third parties from the costs or consequences of non-compliance with any laws, regulations or other legal obligations relating to privacy or consumer protection or any inadvertent or unauthorized use or disclosure of data that we store or handle as part of operating our business. In addition, legislative and regulatory bodies, or self-regulatory organizations, may expand or change their interpretations of current laws or regulations, or enact new laws or regulations or issue revised rules or guidance regarding privacy, data protection, and consumer protection. Any such changes may force us to incur substantial costs or require us to change our business practices. This could compromise our ability to pursue our growth strategy effectively and may harm our ability to attract new customers or retain existing customers, or otherwise adversely affect our business, financial condition, and results of operations.
Additionally, some providers of consumer devices and web browsers have implemented, or announced plans to implement, means to make it easier for Internet users to prevent the placement of cookies or to block other tracking technologies, which could, if widely adopted, result in the use of third-party cookies and other methods of online tracking becoming significantly less effective. The regulation of the use of these cookies and other current online tracking and advertising practices or a loss in our ability to make effective use of services that employ such practices could adversely affect our business, financial condition, and results of operations.
Our business depends on network and mobile infrastructure, third-party data center hosting facilities, other third-party providers, and our ability to maintain and scale our technology. Any significant interruptions or delays in service on our apps or websites or any undetected errors or design faults could result in limited capacity, reduced demand, processing delays, and loss of customers, suppliers, or merchants.
A key element of our strategy is to generate a high volume of traffic on, and use of, our apps and websites. Our reputation and ability to attract, retain, and serve our customers are dependent upon the reliable performance of our apps and websites and the underlying network infrastructure. As our customer base and the amount of information shared on our apps and websites continue to grow, we will need an increasing amount of network capacity and computing power. We have spent and expect to continue to spend substantial amounts on data centers and equipment and related network infrastructure to handle the traffic on our apps and websites. The operation of these systems is complex and could result in operational failures. In the event that the volume of traffic of our customers exceeds the capacity of our current network infrastructure or in the event that our customer base or the amount of traffic on our apps and websites grows more quickly than anticipated, we may be required to incur significant additional costs to enhance the underlying network infrastructure. Interruptions or delays in these systems, whether due to system failures, computer viruses, physical or electronic break-ins, undetected errors, design faults, or other unexpected events or causes, could affect the security or availability of our apps and websites and prevent our customers from accessing our apps and websites. If sustained or repeated, these performance issues could reduce the attractiveness of our products and services. In addition, the costs and complexities involved in expanding and upgrading our systems may prevent us from doing so in a timely manner and may prevent us from adequately meeting the demand placed on our systems. Any interruption or inadequacy that causes performance issues or interruptions in the availability of our apps or websites could reduce customer satisfaction and result in a reduction in the number of customers purchasing our products and services.

We depend on the development and maintenance of the Internet and mobile infrastructure. This includes maintenance of reliable Internet and mobile infrastructure with the necessary speed, data capacity, and security, as well as timely development of complementary products, for providing reliable Internet and mobile access. We also use and rely on services from other third parties, such as our telecommunications services and credit card processors, and those services may be subject to outages and interruptions that are not within our control. Failures by our telecommunications providers may interrupt our ability to provide phone support to our customers and distributed denial-of-service attacks directed at our telecommunication service providers could prevent customers from accessing our apps or websites. In addition, we have in the past and may in the future experience down periods where our third-party credit card processors are unable to process the online payments of our customers, disrupting our ability to receive customer orders. Our business, financial condition, and results of operations could be adversely affected if for any reason the reliability of our Internet, telecommunications, payment systems, and mobile infrastructure is compromised.
We offer our products through our apps and websites using the data centers of Amazon Web Services ("AWS"), a provider of cloud infrastructure services. We rely on the Internet to communicate with our customers and merchants and, accordingly, depend on the continuous, reliable, and secure operation of Internet servers, related hardware and software, and network infrastructure. Our operations depend on protecting the virtual cloud infrastructure hosted in AWS and its configuration, architecture, and interconnection specifications, as well as the information stored in these virtual data centers and which third-party Internet service providers transmit. Furthermore, we have no physical access or control over the services provided by AWS and we cannot quickly or easily switch our operations to another third-party cloud infrastructure service provider. A prolonged AWS service disruption affecting our apps or websites could damage our reputation with current and potential customers, expose us to liability, cause us to lose customers, or otherwise harm our business. We may also incur significant costs in connection with switching to or using alternative cloud services or taking other actions in preparation for, or in reaction to, events that impact our ability to use AWS services. Damage or interruptions to these data centers could harm our business. Moreover, negative publicity arising from these types of disruptions could damage our reputation and may adversely impact use of our apps and websites.
AWS enables us to access and use its service offerings in varying amounts and sizes, and across multiple regions. AWS provides us with cloud infrastructure services pursuant to an agreement that continues until terminated by either party. AWS may terminate the agreement for any reason by providing us with at least two years’ notice. AWS may also terminate the agreement for cause upon 30 days’ notice, which, in certain instances, is subject to our right to issue an escalation notice, if (i) we are in material breach of the agreement and the material breach remains uncured for a period of 30 days from receipt of notice of such breach, (ii) our use of the service offerings under the agreement (a) poses a security risk to the AWS service offerings or any third party, (b) risks adversely impacting AWS’ systems, the AWS service offerings, or the systems or content of any other AWS customer, or (c) risks subjecting AWS or its affiliates to liability, and in each case, such acts or omissions that are curable are not cured within such 30 day period, (iii) we or our end users are not in compliance with the AWS acceptable use policy or the licensing terms and restrictions set out in the agreement, and such acts or omissions that are curable are not cured within such 30 day period, (iv) we fail to resolve a dispute involving payment of fees, and the disputed amount is not paid within a defined escalation period, except that AWS must first use commercially reasonable efforts to complete a dispute resolution process before terminating the agreement under such provision, and (v) in order to comply with applicable law or binding orders of governmental entities. AWS may also discontinue a service offering that it makes generally available to its customers by providing us with at least 12 months’ prior notice, except that AWS is not obligated to provide such notice if the discontinuation is necessary to address an emergency or threat to the security or integrity of AWS, respond to claims, litigation, or loss of license rights related to third-party intellectual property rights, or to comply with law or the requests of a government entity. AWS agrees that it will not make any such discontinuation in a manner that applies only to us, and not to the other AWS customers generally or to a subset of AWS customers. Termination or suspension of the AWS agreement or the underlying service offerings may harm our ability to access data centers we need to host our apps and websites or to do so on similar terms as those we have with AWS.
We also rely on e-mail service providers, bandwidth providers, Internet service providers, and mobile networks to deliver e-mail and “push” communications to customers and to allow customers to access our apps and websites. Any damage to, or failure of, our systems or the systems of our third-party data centers or our other third-party providers could result in interruptions to the availability or functionality of our apps and websites. As a result, we could lose customer data and miss order fulfillment deadlines, which could result in decreased sales, increased overhead costs, excess inventory, and product shortages. If for any reason our arrangements with our data centers or third-party providers are terminated or interrupted, such termination or interruption could adversely affect our business, financial condition, and results of operations. We exercise little control over these providers, which increases our vulnerability to problems with the services they provide. We could experience additional expense in arranging for new facilities, technology, services, and support. In addition, the failure of our third-party data centers or any other third-party providers to meet our capacity requirements could result in interruption in the availability or functionality of our apps and websites.
The satisfactory performance, reliability, and availability of our apps, websites, transaction processing systems, and technology infrastructure are critical to our reputation and our ability to attract and retain customers, as well as to maintain adequate customer service levels. Our revenue depend on the number of customers who shop on our apps and websites and the volume of orders that we can handle. Unavailability of our apps or websites or reduced order fulfillment performance would reduce the volume of goods sold and could also materially and adversely affect customer perception of our brand. Any slowdown or failure of our apps, websites, or the underlying technology infrastructure could harm our business, reputation, and ability to attract, retain, and serve our customers.
The occurrence of a natural disaster, power loss, telecommunications failure, data loss, computer virus, an act of terrorism, cyberattack, vandalism or sabotage, act of war or any similar event, or a decision to close our third-party data centers on which we normally operate or the facilities of any other third-party provider without adequate notice or other unanticipated problems at these facilities could result in lengthy interruptions in the availability of our apps and websites. If a natural disaster, pandemic, such as the COVID-19 pandemic, blackout, or other unforeseen event were to occur that disrupted the ability to obtain an Internet connection, we may experience a slowdown or delay in our operations.
In addition, certain of our hardware, including data servers, are located at an offsite data center, and certain other equipment is located within our headquarters. Such infrastructure systems are vulnerable to damage or interruption as a result of war, floods, fires, power loss, telecommunications failures, human error, and other similar events. While we have some limited disaster recovery arrangements in place, our preparations may not be adequate to account for disasters or similar events that may occur in the future and may not effectively permit us to continue operating in the event of any problems with respect to our systems or those of our third-party data centers or any other third-party facilities. Our disaster recovery and data redundancy plans may be inadequate, and our business interruption insurance may not be sufficient to compensate us for the losses that could occur. If any such event were to occur, our business, financial condition, and results of operations may be adversely affected.
We are subject to claims, litigation, governmental audits, inspections, investigations, and various legal proceedings, and face potential liability, expenses for legal claims, and harm to our business.
From time to time, we are subject to claims, litigation, governmental audits, inspections, investigations, and other legal proceedings relating to issues such as employment and labor, worker classification and assignment, worker pay, hours and benefits, labor relations including union and collective bargaining issues, employment authorization and immigration, worker safety, intellectual property (including patent, trademark and copyright), product safety, personal injury, privacy, information security, tax compliance, import/export regulations, foreign exchange regulations, licenses and permits, food safety, medical products, drugs and devices, financial services, antitrust and fair trade matters, consumer protection, and environmental issues. See the section titled “Business—Legal Proceedings” for additional information about these types of legal proceedings.
We are also subject to investigations by Korean government authorities, including an investigation alleging that we violated the Korean Act on Fair Transactions in Large Retail Business and Monopoly Regulation and Fair Trade Act. The complaint claimed, among other issues, that we engaged in unfair returns of LG Household & Healthcare (“LGHH”) products, illegally requested that LGHH disclose confidential business information, and unfairly refused to do business with LGHH. In addition, current and former employees have raised and may raise allegations with the MOEL or the Occupational Health Safety and Health Agency relating to employment and labor issues. Examples of such issues include pay, hours, breaks, time off, unfair dismissal, health and safety, and union activities.
We intend to vigorously defend each of the legal proceedings described above and believe we have meritorious defenses to each. However, legal proceedings are inherently uncertain, and any judgment, ruling, fine, penalty or injunctive relief entered against us or any adverse settlement in these or other future matters could result in harm to our reputation, sanctions, consent decrees, injunctions, or orders requiring a change in our business practices or otherwise negatively affect our business, results of operations, and financial condition. Any claims against us, whether meritorious or not, could be time-consuming, result in costly litigation, be harmful to our reputation, require significant management attention, and divert significant resources. Further, under certain circumstances, we have contractual and other legal obligations to indemnify and to incur legal expenses on behalf of our business and commercial partners and current and former directors and officers.
Our business could be disrupted by catastrophic occurrences and similar events.
Our business and the infrastructure on which our business relies is vulnerable to damage or interruption from catastrophic occurrences, such as earthquakes, floods, fires, power loss, telecommunication failures, terrorist attacks, criminal acts, sabotage, other intentional acts of vandalism and misconduct, geopolitical events, including those related to hostilities between North Korea and Korea, disease, such as the COVID-19 pandemic, and similar events. Our Korean corporate offices and certain of the data centers in which we operate are located in regions known for seismic activity. Despite any precautions we may take, the occurrence of a natural disaster or other unanticipated problems at our facilities or the facilities of our cloud providers could result in disruptions, outages, and other performance and quality problems. If we are unable to develop adequate plans to ensure that our business functions continue to operate during and after a disaster and to execute successfully on those plans in the event of a disaster or emergency, our business would be seriously harmed.
The forecasts of market opportunity and market growth included in this prospectus may prove to be inaccurate, and, even if these forecasts materialize, we cannot assure you our business will grow at similar rates, if at all.
Estimates of market opportunity and forecasts of market growth are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate, including due to the recent impacts from the COVID-19 pandemic. The estimates in this prospectus of the size of the markets that we may be able to address and the forecasts in this prospectus relating to the expected growth in e-commerce and m-commerce are subject to many assumptions and may prove to be inaccurate. These segments of the retail market may not grow at the rates that we forecast. We may not grow our business at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the estimates of market opportunity and forecasts of market growth included in this prospectus should not be taken as indicative of our future growth.

We may require additional capital to support the growth of our business, and this capital might not be available on acceptable terms, if at all.
We have funded our operations since inception primarily through equity and debt financings and revenue generated from our business. We cannot be certain when or if our operations will generate sufficient cash to fully fund our ongoing operations or the growth of our business. We intend to continue to make investments to support the development of our various apps and websites and expansion of our commercial offerings, and will require additional funds for such development and expansion. We may need additional funding for marketing expenses and to develop and expand sales resources, develop new features or enhance our marketplace or other offerings, improve our operating infrastructure, or acquire complementary businesses and technologies. Accordingly, we might need or may want to engage in future equity or debt financings to secure additional funds. Additional financing may not be available on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, our ability to develop our apps and websites, support our business growth and respond to business challenges could be significantly impaired, and our business, financial condition, and results of operations may be adversely affected.
The terms of any additional debt we may incur in the future could restrict our ability to effectively conduct our operations. Furthermore, if we raise capital through the issuance of additional equity securities, the new equity securities could have rights senior to those of our Class A common stock. Because our decision to raise additional capital will depend on numerous considerations, including factors beyond our control, we cannot predict or estimate the amount, timing, or nature of any future debt or equity financings, or terms on which any such financings may be completed.
Restrictions in our new revolving credit facility could adversely affect our operating flexibility.
In February 2021, we entered into a new senior unsecured revolving credit facility. The new revolving credit facility limits our ability to, among other things:
•incur or guarantee additional debt;
•make certain investments and acquisitions;
•make certain restricted payments and prepayments of certain indebtedness;
•incur certain liens or permit them to exist; and
•make fundamental changes and dispositions (including dispositions of equity interests of any subsidiary guarantors).
The new revolving credit facility also contains covenants requiring us to maintain certain financial ratios. In addition, the new revolving credit facility is guaranteed on a senior unsecured basis by certain material restricted subsidiaries of Coupang, LLC (including Coupang Corp.), subject to customary exceptions. The provisions of our new revolving credit facility may affect our ability to obtain future financing and to pursue attractive business opportunities and our flexibility in planning for, and reacting to, changes in business conditions. As a result, restrictions in our new revolving credit facility could adversely affect our business, financial condition, and results of operations. In addition, a failure to comply with the provisions of our new revolving credit facility could result in a default or an event of default that could enable our lenders to declare the outstanding principal of that debt, together with accrued and unpaid interest, to be immediately due and payable. If the payment of outstanding amounts under our new revolving credit facility is accelerated, our assets may be insufficient to repay such amounts in full, and our common stockholders could experience a partial or total loss of their investment. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Other Liquidity Measures—New Revolving Credit Facility.”

We have identified certain material weaknesses in our internal control over financial reporting, and if our remediation of such material weaknesses is not effective, or if we experience additional material weaknesses or otherwise fail to design and maintain effective internal control over financial reporting, our ability to timely and accurately report our financial condition and results of operations in compliance with reporting requirements applicable for public companies in the United States could be impaired, which may adversely affect investor confidence in us and, as a result, the value of our Class A common stock.
As a public company, we will be required to maintain internal control over financial reporting and to evaluate and determine the effectiveness of our internal control over financial reporting. Beginning with our annual report on Form 10-K for the year ended December 31, 2022, we will be required to provide a management report on internal control over financial reporting, as well as an attestation of our independent registered public accounting firm to comply with the SEC’s rules implementing Section 404 of the Sarbanes-Oxley Act.
In 2019, we identified certain material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our consolidated financial statements will not be prevented or detected on a timely basis. In the course of preparing our consolidated financial statements for 2019, we identified material weaknesses in the design and effectiveness of our internal control over financial reporting related to a lack of appropriately designed inventory processes and systems, inadequate review controls over the classification of certain proceeds received from vendors, and inadequate review of the accounting conclusions relating to our convertible notes. These weaknesses resulted in material adjustments to our 2018 consolidated financial statements. During 2020, we completed our remediation efforts related to these material weaknesses and have concluded that these material weaknesses no longer exist as of December 31, 2020. Our completion of the remediation of these material weaknesses does not provide assurance that the remediation or other controls will continue to operate effectively in the future.
Additionally, as part of our readiness efforts for future compliance with Section 404 of the Sarbanes-Oxley Act, we have also commenced the process of performing risk assessments, documenting our processes, performing evaluations, and enhancing our internal control where appropriate. In the course of this process, we also identified certain additional material weaknesses in our internal control over financial reporting relating to (i) the design and effectiveness of information technology general controls, (ii) inadequate segregation of duties, and (iii) inadequate internal control over the timely preparation and review of account reconciliations. We have concluded that these material weaknesses arose because we did not have sufficient qualified accounting resources, formalized processes, and policies necessary to satisfy the accounting and financial reporting requirements of a public company. Following review of these issues and their effect on our consolidated financial statements, we have determined that these material weaknesses did not result in material adjustments to our 2019 consolidated financial statements.
We are actively engaged in the remediation of each of the outstanding material weaknesses, including utilizing the assistance of outside advisors where appropriate, through the performance of the following actions, including: (i) continuing to hire qualified finance and IT employees with appropriate skills and public company experience, (ii) providing additional training for our personnel on internal control over financial reporting, (iii) implementing new and enhancing existing processes and policies, (iv) implementing processes and controls to better identify and manage segregation of duties, and (v) implementing and enhancing information technology processes and internal control.
Our remediation efforts of these outstanding material weaknesses are ongoing. We cannot assure you that the measures we have taken to date, and actions we may take in the future, will be sufficient to remediate the internal control deficiencies that led to our material weaknesses, that the material weaknesses will be remediated on a timely basis, or that additional material weaknesses will not be identified in the future. If the steps we take do not remediate the outstanding material weaknesses in a timely manner, there could continue to be a possibility that these control deficiencies or others could result in a material misstatement of our annual or interim consolidated financial statements. Further, our current internal control over financial reporting and any additional internal control over financial reporting that we develop may become inadequate because of changes in conditions in our business. Additionally, weaknesses in our disclosure controls and procedures and internal control over financial reporting may be discovered in the future.
The process of designing and implementing internal control over financial reporting required to comply with the disclosure and attestation requirements of Section 404 of the Sarbanes-Oxley Act will be time consuming and costly. If during the evaluation and testing process we identify additional material weaknesses in our internal control over financial reporting or determine that these existing material weaknesses have not been remediated, our management will be unable to assert that our internal control over financial reporting is effective. Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may conclude that there are material weaknesses with respect to our internal control over financial reporting. If we are unable to assert that our internal control over financial reporting is effective, or when required in the future, if our independent registered public accounting firm is unable to express an unqualified opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our Class A common stock could be adversely affected, and we could become subject to litigation or investigations by the New York Stock Exchange (the “NYSE”), the SEC, Korean authorities, or other regulatory authorities, which could require additional financial and management resources.
As a public reporting company, we will be subject to rules and regulations established from time to time by the SEC and the NYSE regarding our internal control over financial reporting. We may not complete needed improvements to our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in us and, as a result, the price per share of our Class A common stock could decline.
Upon completion of this offering, we will become a public reporting company subject to the rules and regulations established from time to time by the SEC and the NYSE. These rules and regulations will require, among other things, that we establish and periodically evaluate procedures with respect to our internal control over financial reporting. Reporting obligations as a public company are likely to place a considerable strain on our financial and management systems, processes, and controls, as well as on our personnel. In addition, as a public company we will be required to document and test our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act so that our management can certify as to the effectiveness of our internal control over financial reporting for the year ended December 31, 2022. Likewise, our independent registered public accounting firm will be required to provide an attestation report on the effectiveness of our internal control over financial reporting. If our management is unable to certify the effectiveness of our internal control or if our independent registered public accounting firm cannot deliver a report attesting to the effectiveness of our internal control over financial reporting, or if we identify or fail to remediate any significant deficiencies or material weaknesses in our internal control such as those described more fully below, we could be subject to regulatory scrutiny and a loss of public confidence, which could seriously harm our reputation, and the price per share of our Class A common stock could decline. Further, if we do not maintain adequate financial and management personnel, processes, and controls, we may not be able to manage our business effectively or accurately report our financial performance on a timely basis, our business could be adversely affected and the price per share of our Class A common stock price could decline.
The requirements of being a public company may strain our resources, divert management’s attention, and affect our ability to attract and retain executive management and qualified board members.
As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the listing standards of the NYSE, and other applicable securities rules and regulations. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting, and financial compliance costs, make some activities more difficult, time-consuming, and costly, and place significant strain on our personnel, systems, and resources. For example, the Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and results of operations. As a result of the complexity involved in complying with the rules and regulations applicable to public companies, our management’s attention may be diverted from other business concerns, which could adversely affect our business, financial condition, and results of operations.
We may need to hire more employees in the future or engage outside consultants, which will increase our operating expenses. In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time-consuming. These laws, regulations, and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest substantial resources to comply with evolving laws, regulations, and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from business operations to compliance activities.
In addition to changes in the legal landscape, we intend to innovate in our existing business and expand into new business opportunities. These new business opportunities could present new and unfamiliar legal risks. If our efforts to comply with new laws, regulations, and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed. We also expect that being a public company that is subject to these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly members who can serve on our audit committee and compensation committee, and qualified executive officers.
As a result of the disclosure obligations required of a public company, our business and financial condition will become more visible, which may result in an increased risk of threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business, financial condition, and results of operations could be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, would divert the resources of our management and could adversely affect our business, financial condition, and results of operations. In addition, as a public company, we may be subject to heightened governmental scrutiny or actions or proceedings brought by governmental regulators, which may exacerbate some or all of the foregoing risks.
If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected.
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities, and stockholders’ equity/deficit, and the amount of revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to revenue recognition, inventories and cost of sales, leases, equity-based compensation expense and valuation of the underlying awards, fair value measurements including common unit valuations and embedded derivative instruments. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, and cause the price per share of our Class A common stock to decline.
Failure to comply with anti-corruption and anti-money laundering laws, including the FCPA and similar laws, could subject us to penalties and other adverse consequences.
We operate a global business and may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We are subject to anti-bribery and anti-money laundering laws in countries in which we conduct activities. These laws prohibit companies and their employees and third-party intermediaries from corruptly promising, authorizing, offering, or providing, directly or indirectly, improper payments or anything of value to foreign government officials, political parties, and private-sector recipients for the purpose of obtaining or retaining business, directing business to any person, or securing any advantage. In addition, U.S. public companies are required to maintain records that accurately and fairly represent their transactions and have an adequate system of internal accounting controls. In many foreign countries, including countries in which we may conduct business, it may be a local custom that businesses engage in practices that are prohibited by applicable laws and regulations. We face significant risks if we or any of our directors, officers, employees, agents or other partners or representatives fail to comply with these laws and governmental authorities seek to impose substantial civil and/or criminal fines and penalties which could have a material adverse effect on our business, reputation, results of operations, and financial condition.
We have implemented an anti-corruption compliance program and policies, procedures, and training, however, our employees, consultants, contractors, and agents, and companies to which we outsource certain of our business operations, may take actions in violation of our policies or applicable law. Any such violation could have an adverse effect on our reputation, business, results of operations, and prospects.
Any violation of applicable anti-corruption laws or anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, and severe criminal or civil sanctions, any of which could have a materially adverse effect on our reputation, business, financial performance, and results of operations. In addition, responding to any enforcement action may result in a significant diversion of management’s attention and resources and significant defense costs and other professional fees.
A failure to comply with current laws, rules and regulations or changes to such laws, rules, and regulations and other legal uncertainties may adversely affect our business, financial performance, results of operations, or business growth.
Our business and financial performance could be adversely affected by unfavorable changes in or interpretations of existing laws, rules, and regulations or the promulgation of new laws, rules, and regulations applicable to us and our business, including those relating to the Internet and e-commerce, Internet advertising and price display, consumer protection, economic and trade sanctions, tax, payments, foreign exchange regulations, banking, data security, network and information systems security, data protection, and privacy. As a result, regulatory authorities could prevent or temporarily suspend us from carrying on some or all of our activities or otherwise penalize us if our practices were found not to comply with applicable regulatory or licensing requirements or any binding interpretation of such requirements. Unfavorable changes or interpretations could decrease demand for our offerings, limit marketing methods and capabilities, affect our margins, increase costs, or subject us to additional liabilities.
Additionally, there are, and will likely continue to be, an increasing number of laws and regulations pertaining to the Internet and e-commerce that may relate to liability for information retrieved from or transmitted over the Internet, display of certain taxes and fees, online editorial and user-generated content, user privacy, data security, network and information systems security, behavioral and online advertising, taxation, liability for third-party activities, quality of services, and consumer protection. Further, the growth and development of e-commerce may prompt calls for more stringent consumer protection laws and more aggressive enforcement efforts, which may impose additional burdens on online businesses generally.
Likewise, the U.S. and foreign regulatory authorities continue to enforce economic and trade regulations. Trade sanctions relate to transactions with designated foreign countries and territories, as well as specifically targeted individuals and entities that are identified on blacklists, and those owned by them or those acting on their behalf. Although we have policies and procedures in place designed to promote compliance with these laws and regulations, our employees, partners, or agents could take actions in contravention of our policies and procedures, or violate applicable laws or regulations. In the event our controls should fail, or we are found to be not in compliance for other reasons, we could be subject to monetary damages, civil and criminal monetary penalties, withdrawal of business licenses or permits, litigation, and damage to our reputation and the value of our brand.
Additionally, the law relating to liability of online service providers is currently unsettled. Lawmakers and governmental agencies have in the past and could in the future require changes in the way our business is conducted that might create increased legal liability for online retailers and service providers. Unfavorable regulations, laws, decisions, or interpretations by government or regulatory authorities applying those laws and regulations, or inquiries, investigations, or enforcement actions threatened or initiated by them, could cause us to incur substantial costs, expose us to unanticipated civil and criminal liability or penalties (including substantial monetary fines), increase our cost of doing business, require us to change our business practices in a manner materially adverse to our business, damage our reputation, impede our growth, or otherwise have a material effect on our operations.
Our results of operations and financial condition may be adversely affected by governmental regulation and associated environmental and regulatory costs.
Our business is subject to a wide range of laws and regulations related to environmental and other matters. Such laws and regulations have become increasingly stringent over time. We may experience increased costs due to stricter pollution control requirements or liabilities resulting from noncompliance with operating or other regulatory standards. New regulations, such as those relating to the storage, transportation, and delivery of the products that we sell, might adversely impact operations or make them more costly. In addition, as an owner and operator of commercial real estate, we may be subject to liability under applicable environmental laws for clean-up of any contamination at our facilities. We cannot be sure that we have identified all such contamination, that we know the full extent of our obligations with respect to contamination of which we are aware, or that we will not become responsible for additional contamination not yet discovered. It is possible that material costs and liabilities will be incurred, including those relating to claims for damages to property and persons and the environment. Unfavorable changes in, failure to comply with, or increased costs to comply with environmental laws and regulations could adversely affect our results of operations and financial condition.
Risks Related to Labor and Employment
If we are unable to recruit, train, and retain qualified personnel or sufficient workforce while controlling our labor costs, our business may be materially and adversely affected.
Our future success depends, to a significant extent, on our ability to recruit, train, and retain qualified personnel, particularly technical, fulfillment, marketing, infrastructure, customer service center, and other back office functions and operational personnel. Since our industry is characterized by high demand and intense competition for talent and labor, we can provide no assurance that we will be able to attract or retain qualified staff or other highly skilled employees that we will need to achieve our strategic objectives.
Our fulfillment infrastructure requires a substantial number of workers, and these positions tend to have higher than average turnover. We have observed an overall tightening of the labor market and an emerging trend of shortage of labor supply. Failure to hire and retain capable fulfillment, delivery personnel, and other labor support may lead to underperformance of these functions and cause disruption to our business. Labor costs in Korea have increased in connection with heightened scrutiny of workplace conditions in connection with the COVID-19 pandemic. Therefore, to maintain and enhance our competitiveness, we may from time to time need to adjust certain elements of our operations in response to evolving economic conditions, political climate, and business needs. These adjustments, however, may not be sufficient to allow us to address the various challenges we face or improve our results of operations and financial performance as expected.
Any failure to address these fulfillment infrastructure risks and uncertainties could materially and adversely affect our financial conditions and results of operations.
We are subject to fair trade, labor, employment, and workplace health and safety laws and regulations in Korea and other jurisdictions, which continue to evolve and have and will continue to affect some of our operations and our financial performance.
We have a workforce consisting of thousands of employees and independent contractors. We are subject to laws and regulations relating to labor and employment, including requirements on how we recruit, hire, employ, manage, train, discipline, and separate employees and independent contractors in all jurisdictions where we do business, which include both Korea and the United States.
We have been and will continue to be subject to inspections, investigations, disputes, and litigation relating to these labor and employment laws and regulations.
Additional laws and regulations affecting our operations may be adopted in the future, including as a result of the COVID-19 pandemic. The impact of any new laws or regulations or our failure to comply with these laws and regulations may adversely affect our business, financial condition, and results of operations.
Union activities could affect our business.
The Constitution of the Republic of Korea provides workers with rights to collective bargaining and collective action. Currently, some of our workforce are members of a labor union, with which we are currently negotiating a collective bargaining agreement. Unionization of more of our employees or any of our EDPs or Coupang Flex partners may occur and could have an adverse impact on our business, financial condition, or results of operations.
Our business could be adversely affected from an accident, safety incident, or workforce disruption.
Our delivery and fulfillment processes and related activities, as well as our last mile delivery logistics activities are subject to significant regulation. For example, Korean laws and regulations specify very broad and technical safety and health obligations on the employer and service recipient company. Breach of such obligations could result in penalties, such as criminal sanctions, administrative fines, and corrective measure orders (see “Government Regulation—Worker Safety Laws and Regulations”). The MOEL may also order work suspension or use suspension of machinery/equipment if it identifies harmful or dangerous conditions in the workplaces. A breach of the above obligations by the employer or the service recipient company may result in potential civil liability. If we are unable to timely adapt to changing norms and requirements around maintaining a safe workplace during the COVID-19 pandemic could cause employee illness, accidents, or worker discontent.
While we maintain liability insurance in amounts and of the type generally consistent with industry practice, the amount of such coverage may not be adequate to cover fully all claims, and we may be forced to bear substantial losses from an accident or safety incident resulting from our fulfillment or last mile delivery activities. Further, negative publicity related to workforce safety, including our continuing response to the COVID-19 pandemic could have an adverse effect on our business, prospects, financial condition, and results of operations.
Risks Related to Doing Business in Korea
There are special risks involved with investing in Korean companies, including the possibility of restrictions being imposed by the Korean government in emergency circumstances, accounting and corporate disclosure standards that differ from those in other jurisdictions, and the risk of direct or vicarious criminal liability for executive officers of our Korean affiliates.
Our wholly-owned subsidiary, Coupang Corp., is a Korean company, and Coupang Corp. and its Korean affiliates operate in a business and cultural environment that is different from that of other countries. For example, under the Foreign Exchange Transaction Act of Korea, if the Korean government determines that in certain emergency circumstances, including sudden fluctuations in interest rates or exchange rates, extreme difficulty in stabilizing the balance of payments or substantial disturbance in the Korean financial and capital markets are likely to occur, it may impose any necessary restriction such as requiring Korean or foreign investors to obtain prior approval from the Minister of Economy and Finance of Korea prior to entering into a capital markets transaction, repatriating interest, dividends or sales proceeds arising from Korean securities or from the disposition of such securities or other transactions involving foreign exchange. Although investors will hold shares of our Class A common stock, Coupang Corp., may experience adverse risks and in turn could adversely impact our business, prospects, financial condition, and results of operations and could lead to a decline in the price per share of our Class A common stock.
In addition, under Korean law, there are circumstances in which certain executive officers of a company may be investigated or held criminally liable either directly or vicariously for the actions of the company and its executives and employees. For example, complaints alleging infringement of intellectual property rights, breaches of certain Korean laws (e.g., labor standards laws and fair trade laws), and product-related claims may be investigated and prosecuted as criminal offenses with both the company and the company’s executive officers being named as defendants in such proceedings. These risks change over time.
As a result of these current and changing risks, our Korean affiliates’ executive officers have in the past been named, and may be named in the future, in criminal investigations or proceedings stemming from our operations. In Korea, company executive officers being named in such investigations or proceedings is a common occurrence, even though in practice many such cases result in no liability to the individual. If our Korean affiliates’ executive officers were to be named in such criminal proceedings or held either directly or vicariously criminally liable for the actions of the company and its executives and employees, our business, financial condition, and results of operations may be harmed.
Coupang Corp.’s transactions with its subsidiaries and affiliates may be restricted under Korean fair trade regulations.
Coupang Corp. enters into business relationships and transactions with its subsidiaries and affiliates, which are subject to scrutiny by the KFTC as to, among other things, whether such relationships and transactions constitute undue financial support among companies in the same business group. If, in the future, the KFTC determines that Coupang Corp. has engaged in transactions that violate the fair trade laws and regulations, it may be subject to an administrative and/or criminal fine, surcharge or other actions, which may have an adverse effect on our business, financial condition, and results of operations.

Our Korean subsidiary, Coupang Corp., and a group of companies affiliated with it may be designated an affiliated group under Korean law, which would require that group of companies to make certain disclosures and implement additional corporate governance requirements.
Our Korean subsidiary, Coupang Corp., and a group of companies affiliated with it are likely to be designated as a business group subject to disclosure under the Korean Monopoly Regulation and Fair Trade Act. As described in greater detail in the section titled “Government Regulation—The Monopoly Regulation and Fair Trade Act”, such a designation would impose additional corporate governance and public disclosure requirements on this group of affiliated companies. These requirements would create additional costs of compliance and could subject this group of affiliated companies to greater regulatory scrutiny and risk of penalties for any failure to comply with the additional obligations imposed.
Coupang Corp. is subject to certain requirements and restrictions under Korean law that may, in certain circumstances, require it to act in a manner that may not be in our or our stockholders’ best interest.
Under applicable Korean law, directors of a Korean company, such as Coupang Corp., owe a fiduciary duty to the company itself rather than to its stockholders. This fiduciary duty obligates directors of a Korean company to perform their duties faithfully for the good of the company as a whole. As a result, if circumstances arise in which the good of Coupang Corp., conflicts with the good of Coupang, Inc. or our stockholders, Coupang Corp. may not be permitted under applicable Korean law to act in a manner that is in the best interest of Coupang, Inc., as its parent, or our stockholders. For example, providing guarantees or collateral by Coupang Corp. in favor of Coupang, Inc., as its parent, without a justifiable cause and on other than arm’s length terms may cause breach of a fiduciary duty of directors to Coupang Corp.
Approval by the board of directors of a Korean company is required for, among other things, all transactions between a director or major stockholder (including a 10% or more stockholder) and the company for the director’s or the major stockholder’s account. As a result, intercompany transactions between us and Coupang Corp. (or any other Korean subsidiary we may own, from time to time), could arise in the future in which the directors of the Korean subsidiary are not able to act in ours or our stockholders’ best interest as a result of competing interests of the subsidiary. Since substantially all of our operations are conducted by Coupang Corp., any such occurrence with respect to Coupang Corp. could adversely affect our business, financial condition, and results of operations.
Coupang Corp.’s transactions with related parties are subject to close scrutiny by the Korean tax authorities, which may result in adverse tax consequences.
Under Korean tax law, there is an inherent risk that Coupang Corp.’s transactions with its subsidiaries, affiliates or any other person or company that is related to us may be challenged by the Korean tax authorities if such transactions are viewed as having been made on terms that were not on an arm’s-length basis. If the Korean tax authorities determine that any of its transactions with related parties were on other than arm’s-length terms, it may not be permitted to deduct as expenses, or may be required to include as taxable income, any amount which is found to be undue financial support between related parties in such transaction, which may have adverse tax consequences for us and, in turn, may adversely affect our business, financial condition, and results of operations.
A focus on regulating copyright and patent infringement by the Korean government subjects us to extra scrutiny in our operations and could subject us to sanctions, fines, or other penalties, which could adversely affect our business and operations in Korea.
The Korean government has recently focused on addressing copyright and patent infringement in Korea, particularly with respect to luxury and brand name merchandise. Despite measures we have taken to address copyright and patent infringement, the Korean government may subject us to sanctions, fines, or other penalties, which could adversely affect our business and operations in Korea.

Our business may be adversely affected by developments that negatively impact the Korean economy and uncertainties in economic conditions that impact spending patterns of our customers in Korea.
We have historically generated a substantial majority of our revenue from sales in Korea. Our future performance will depend in large part on Korea’s future economic growth. Adverse developments in Korea’s economy as a result of various factors, including economic, political, legal, regulatory, and social conditions in Korea may have an adverse effect on customer spending, which may not allow us to achieve our desired revenue growth. The economic indicators in Korea in recent years have shown mixed signs of growth and uncertainty, and in 2020, the Korean and global economies were affected as a result of the COVID-19 pandemic. As a result, future growth of the Korean economy is subject to many factors beyond our control, including developments in the global economy.
The Korean economy is closely tied to, and is affected by developments in, the global economy. In recent years, adverse conditions and volatility in the worldwide financial markets, fluctuations in oil and commodity prices, and the COVID-19 pandemic, have contributed to the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy. Due to liquidity and credit concerns and volatility in the global financial markets, the value of the Korean Won relative to the U.S. dollar and other foreign currencies and the stock prices of Korean companies have fluctuated significantly in recent years. Further declines in the Korea Composite Stock Price Index, and large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may adversely affect the value of the Won, the foreign currency reserves held by financial institutions in Korea, and the ability of Korean companies to raise capital. Any future deterioration of the Korean economy or the global economy could adversely affect our business, financial condition, and results of operations.
Potential developments that could have an adverse impact on Korea’s economy include:
•declines in customer confidence and a slowdown in customer spending;
•adverse conditions or developments in the economies of countries and regions that are important export markets for Korea, such as China, the United States, Europe, and Japan, or in emerging market economies in Asia or elsewhere, including as a result of deteriorating economic and trade relations between the United States and China and increased uncertainties resulting from the United Kingdom’s exit from the European Union;
•adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the Korean Won, the U.S. dollar, the euro or other exchange rates, or the revaluation of the Chinese Renminbi), interest rates, inflation rates, or stock markets;
•increased sovereign default risk of select countries and the resulting adverse effects on the global financial markets;
•investigations of large Korean business groups and their senior management for possible misconduct;
•a continuing rise in the level of household debt and increasing delinquencies and credit defaults by retail and small- and medium-sized enterprise borrowers in Korea;
•the continued emergence of the Chinese economy, to the extent its benefits (such as increased exports to China) are outweighed by its costs (such as competition in export markets or for foreign investment and the relocation of the manufacturing base from Korea to China), as well as a slowdown in the growth of China’s economy, which is one of Korea’s most important export markets;

•the economic impact of any pending or future free trade agreements or of any changes to existing free trade agreements;
•social or labor unrest;
•substantial changes in the market prices of Korean real estate;
•a decrease in tax revenue and a substantial increase in the Korean government’s expenditures for fiscal stimulus measures, unemployment compensation, and other economic and social programs that, together, would lead to an increased government budget deficit;
•financial problems or lack of progress in the restructuring of certain Korean conglomerates, certain other large troubled companies, or their suppliers;
•loss of investor confidence arising from corporate accounting irregularities and corporate governance issues concerning certain Korean conglomerates;
•increases in social expenditures to support an aging population in Korea or decreases in economic productivity due to the declining population size in Korea;
•geopolitical uncertainty and risk of further attacks by terrorist groups around the world;
•the occurrence of severe health epidemics in Korea or other parts of the world, such as the COVID-19 pandemic;
•deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from territorial or trade disputes or disagreements in foreign policy (such as the ongoing trade disputes with Japan);
•political uncertainty or increasing strife among or within political parties in Korea;
•hostilities or political or social tensions involving oil producing countries in the Middle East and North Africa and any material disruption in the global supply of oil or increase in the price of oil;
•an increase in the level of tensions or an outbreak of hostilities between North Korea and Korea or the United States;
•political or social tensions involving Russia and any resulting adverse effects on the global supply of oil or the global financial markets;
•natural or man-made disasters that have a significant adverse economic or other impact on Korea or its major trading partners; and
•changes in financial regulations in Korea.
Fluctuations in exchange rates could result in foreign currency exchange losses to us.
The value of the Korean Won and other currencies against the U.S. dollar has fluctuated, and may continue to fluctuate and is affected by, among other things, changes in political and economic conditions. It is difficult to predict how market forces or Korean or U.S. government policy, including any interest rate increases by the Federal Reserve, may impact the exchange rate between the Korean Won and the U.S. dollar in the future.
A substantial percentage of our revenue and costs are denominated in Korean Won and the Chinese Renminbi, and a significant portion of our financial assets are also denominated in Korean Won, while a substantial portion of our debt is denominated in U.S. dollars. We are a holding company and we may receive dividends, loans and other distributions on equity paid by our operating subsidiaries in Korea. Any significant fluctuations in the value of the Korean Won may materially and adversely affect our liquidity and cash flows. For example, the depreciation of the Korean Won and other foreign currencies against the U.S. dollar typically results in a material increase in the cost of fuel and equipment purchased from outside of Korea and the cost of servicing debt denominated in currencies other than the Korean Won. As a result, any significant depreciation of the Korean Won or other major foreign currencies against the U.S. dollar may have a material adverse effect on our results of operations. If we decide to convert our Korean Won into U.S. dollars for the purpose of repaying principal or interest expense on our outstanding U.S. dollar-denominated debt, making payments for dividends on our Class A common stock, or other business purposes, depreciation of the Korean Won or other foreign currencies against the U.S. dollar would have a negative effect on the U.S. dollar amount we would receive. Conversely, to the extent that we need to convert U.S. dollars into Korean Won for our operations, appreciation of the Korean Won against the U.S. dollar would have an adverse effect on the Korean Won amount we would receive.
Tensions with North Korea could have an adverse effect on our business, financial condition, and results of operations, and the price per share of our Class A common stock.
Relations between Korea and North Korea have fluctuated over the years. Tension between Korea and North Korea may increase or change abruptly as a result of current and future events. In particular, there have been heightened security concerns in recent years stemming from North Korea’s nuclear weapon and ballistic missile programs as well as its hostile military actions against Korea.
North Korea’s economy also faces severe challenges, which may further aggravate social and political pressures within North Korea. Since April 2018, North Korea has held a series of bilateral summit meetings with Korea and the United States to discuss peace and denuclearization of the Korean peninsula. However, North Korea has since resumed its missile testing, heightening tensions, and the outlook of such discussions remains uncertain.
Further tensions in North Korean relations could develop due to a leadership crisis, breakdown in high-level inter-Korea contacts or military hostilities. Alternatively, tensions may be resolved through reconciliatory efforts, which may include peace talks, alleviation of sanctions or reunification. We cannot assure you that future negotiations will result in a final agreement on North Korea’s nuclear program, including critical details such as implementation and timing, or that the level of tensions between Korea and North Korea will not escalate. Any increase in the level of tension between Korea and North Korea, an outbreak in military hostilities or other actions or occurrences, could adversely affect our business, prospects, financial condition, and results of operations and could lead to a decline in the price per share of our Class A common stock.
New legislative proposals may expose our business to additional risks from litigation, regulation, and government investigations.
We are subject to changing laws and regulations everywhere we do business, including in Korea. For example, on September 28, 2020, the Korean Ministry of Justice announced (i) a proposed amendment to the Korean Commercial Code to adopt a punitive damages system that would apply generally to all areas of business, and (ii) a proposed bill to introduce a class action litigation system in Korea.
Previously, punitive or exemplary damages have been available in Korea only in specific business fields. The proposed legislation would broaden the potential availability of such damages. Similarly, the proposal relating to class actions would make such litigation applicable to a broader scope of cases, would allow for a Korean style discovery process, jury trials in many cases, and would apply to claims whose cause arose before the bill’s enactment.
Additionally, on September 28, 2020, the KFTC introduced a proposed bill entitled the “Fair Online Platform Intermediary Transactions Act.” This proposed act is intended to augment the existing legal framework under the Monopoly Regulation and Fair Trade Act of Korea to regulate competition and fairness issues arising in the business of online platforms. This proposed act would enhance liability of online platform operators to merchants, suppliers, and customers.

Also, on January 8, 2021, the main session of the Korean National Assembly passed a draft Bill on Punishment for Serious Accidents, etc. (the “Serious Accidents Act”). The Serious Accidents Act seeks to impose enhanced liability (including criminal liability) on businesses, managers, and individuals who are responsible for causing loss of life by failing to fulfill duties relating to workplace safety and health or risk prevention. The Serious Accidents Act provides the potential for criminal punishment, public disclosure of punishment, and monetary damages, including punitive damages up to five times the actual damages suffered. The Serious Accidents Act would extend potential liability to a wider group of persons than under existing law, including those who oversee safety and health matters for the business concerned and also general managers of the business.
These are just some examples of how our business could be affected by changing regulations. If these proposals are enacted and implemented, our Korean subsidiary, Coupang Corp. (and its Korean subsidiaries), could face substantial costs and management could be required to spend significant time and attention on these matters, which would divert our focus from our core business. This could adversely affect our business, financial condition, and results of operations.
As Coupang Corp. is incorporated in Korea, it may be more difficult to enforce judgments obtained in courts outside Korea.
Coupang Corp. is incorporated in Korea, most of its directors and executive officers reside in Korea, and a substantial majority of its assets and the personal assets of its directors and executive officers are located in Korea. As a result, it may be more difficult for investors to effect service of process in the United States upon it or its directors or executive officers or to enforce against it or its directors or executive officers judgments obtained in U.S. courts predicated upon civil liability provisions of the federal or state securities laws of the United States or similar judgments obtained in other courts outside Korea. There is doubt as to the enforceability in Korean courts, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon the federal and state securities laws of the United States.
Risks Related to Intellectual Property
We may not be able to adequately protect our intellectual property rights.
The protection of our intellectual property rights may require the expenditure of significant financial, managerial, and operational resources. The steps we take to protect our intellectual property may not adequately protect our rights or prevent third parties from infringing or misappropriating our proprietary rights. Any of our current or future patents, trademarks or other intellectual property rights may be challenged by others or invalidated through administrative process or litigation. Our pending patent and trademark applications may never be granted. Additionally, the process of obtaining patent protection is expensive and time-consuming, and the amount of compensation for damages can be limited in certain jurisdictions. Further, we may not be able to prosecute or otherwise obtain all necessary or desirable patent or trademark applications at a reasonable cost or in a timely manner. Even if issued, these patents or trademarks may not adequately protect our intellectual property, as the legal standards relating to the validity, enforceability and scope of protection of patent, trademark and other intellectual property rights are applied on a case-by-case basis and it is generally difficult to predict the results of any litigation relating to such matters. Additionally, others may independently develop or otherwise acquire equivalent, “design-around” or superior technology or intellectual property rights. We may be unable to prevent third parties from infringing upon, misappropriating or otherwise violating our intellectual property rights and other proprietary rights. Any litigation, whether or not it is resolved in our favor, could result in significant expense to us and divert the efforts of our technical and management personnel, which may materially and adversely affect our business, financial condition, and results of operations.

We may be accused of infringing intellectual property rights of third parties.
Although our terms of use prohibit the sale of counterfeit items or any items infringing upon third parties’ intellectual property rights in our marketplace and we have implemented measures to exclude goods that have been determined to violate our terms of use, we may not be able to detect and remove every item that may infringe on the intellectual property rights of third parties. As a result, we have received in the past, and may receive in the future, complaints alleging that certain items listed or sold on our apps or websites infringe upon the intellectual property rights of third parties, which could lead to actual disputes and lawsuits relating to intellectual property infringement.
The e-commerce industry is characterized by vigorous protection and pursuit of intellectual property rights, which has resulted in protracted and expensive litigation or investigations for many companies. We are currently party to litigation or disputes related to intellectual property rights of third parties, and we expect we will continue to be subject to such litigation, disputes, and investigations in the future, some of which may be material. Any intellectual property litigation or investigations to which we might become a party, or for which we are required to provide indemnification, may require us to, among other things, (i) cease selling certain products, (ii) make substantial payments for legal fees, settlement payments, or other costs or damages, (iii) change our processes or technology, obtain license(s), which may not be available on reasonable terms or at all, to use the relevant technology or process, or (iv) redesign the allegedly infringing processes to avoid infringement, misappropriation or violation.
Whether or not these claims are resolved in our favor, they could divert the resources of our management and adversely affect our reputation, business, financial condition, and results of operations.
Some of our software and systems contain open source software, which may pose particular risks to our proprietary software and solutions.
We use, and expect to continue to use, open source software in our software and systems. The licenses applicable to open source software typically require that the source code subject to the license be made available to the public and that any modifications or derivative works to open source software continue to be licensed under open source licenses. From time to time, we may face claims from third parties of infringement of their intellectual property rights, or demanding the release or license of the open source software or derivative works that we developed using such software (which could include our proprietary source code) or otherwise seeking to enforce the terms of the applicable open source license. We have not conducted an open source license review and may inadvertently use open source software in a manner that exposes us to claims of non-compliance with the applicable terms of such license, including claims for infringement of intellectual property rights or for breach of contract. These claims could result in litigation and could require us to purchase a costly license, publicly release the affected portions of our source code, be limited in the licensing of our technologies or cease offering the implicated solutions unless and until we can re-engineer them to avoid infringement or change the use of the implicated open source software. In addition to risks related to license requirements, use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties, indemnities, or other contractual protections with respect to the software (for example, non-infringement or functionality). Our use of open source software may also present additional security risks because the source code for open source software is publicly available, which may make it easier for hackers and other third parties to determine how to breach our apps or websites and systems that rely on open source software. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could have an adverse effect on our business, financial condition, and results of operations.

Risks Related to Taxes
Changes in the tax treatment of companies engaged in e-commerce may adversely affect the commercial use of our apps and websites and our financial results.
The Korean National Tax Service or the Korean Ministry of Economy and Finance may attempt to introduce new tax regimes in alignment with the Korean government’s recent international-tax overhaul attempt to address the tax challenges arising from the digitalization of the economy including e-commerce. This may lead the Korean government to impose additional or new regulations on our business or levy additional or new sales, income or other taxes relating to our activities. New or revised tax regulations may subject us or our customers to additional sales, income, and other taxes. We cannot predict the effect of current attempts to impose sales, income, or other taxes on e-commerce. New or revised taxes could increase the cost of doing business online and decrease the attractiveness of advertising and selling merchandise and services over the Internet. New taxes could also create significant increases in internal costs necessary to capture data and collect and remit taxes. Any of these events could have a material and adverse effect on our business, financial condition, and results of operations.
Because of our organizational structure, we may be subject to U.S. federal income tax on our non-U.S. income as well as non-U.S. withholding taxes on distributions from non-U.S. affiliates.
Upon completion of the Corporate Conversion, we will be organized as a Delaware corporation that is treated as a domestic corporation for U.S. federal income tax purposes. Under the rules of the Internal Revenue Code of 1986, as amended (the “Code”), we may be subject to U.S. federal income tax on a substantial portion of any income earned by our non-U.S. affiliates, regardless of whether that income is distributed to us, although it may be possible to offset some or all of any U.S. tax liability with credits for non-U.S. income taxes paid by the non-U.S. affiliates. These rules are extremely complicated, and their impact on us will depend on the results of our future operations and cannot be predicted or quantified at this time. In addition, although we do not anticipate paying any cash dividends in the foreseeable future, in the event that we were to pay dividends we will likely require distributions from our non-U.S. affiliates, which distributions could be subject to withholding taxes imposed by their respective jurisdictions.
Future changes to tax laws could materially and adversely affect us and reduce net returns to our stockholders.
Our tax treatment is subject to changes in tax laws, regulations, and treaties, or the interpretation thereof, tax policy initiatives and reforms under consideration, and the practices of tax authorities in jurisdictions in which we operate. The income tax rules in the jurisdictions in which we operate are constantly under review by taxing authorities and other governmental bodies. Changes to tax laws (which changes may have retroactive application) could adversely affect us or our stockholders. We are unable to predict what tax proposals may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices, could affect our financial position and overall or effective tax rates in the future in countries where we have operations and where we or our subsidiaries are organized or resident for tax purposes, and increase the complexity, burden and cost of tax compliance. We urge investors to consult with their legal and tax advisers regarding the implication of potential changes in tax laws on an investment in our Class A common stock.
We may experience fluctuations in our tax obligations and effective tax rate, which could materially and adversely affect our results of operations.
We are subject to taxes in the United States, Korea, China, and Singapore. We record tax expenses based on current tax payments and our estimates of future tax payments, which may include reserves for estimates on uncertain tax positions. We may be subject to audit and the results of these audits and negotiations with taxing authorities may affect the ultimate settlement of these issues. As a result, we expect that throughout the year there could be ongoing variability in our quarterly tax rates as taxable events occur and exposures are re-evaluated. Further, our effective tax rate in a given financial statement period may be materially impacted by changes in tax laws, changes to existing accounting rules or regulations or by changes to our ownership or capital structures. Fluctuations in our tax obligations and effective tax rate could materially and adversely affect our results of business, financial condition, and results of operations.
Our Korean and U.S. affiliates’ ability to use net operating loss carryforwards may be limited.
Under the Korean tax law, net operating losses (“NOLs”) can be carried forward and deducted from taxable income for up to 10 years from the year in which the tax losses were incurred. While the utilization of NOL carryforwards per year is generally limited to 60% of taxable income in the year of utilization (except for certain small and medium-sized enterprises), there is no annual limitation on the use of NOLs in the event of an ownership change. As of December 31, 2020, our Korean affiliates had accumulated NOL carryforwards of approximately $3.1 billion. Our Korean affiliates’ ability to utilize its NOLs depends on their ability to generate sufficient taxable income to absorb the tax benefits within the carry-forward period.
As of December 31, 2020, our U.S. affiliates had U.S. federal NOL carryforwards of approximately $50 million due to prior period losses. Under the U.S. Tax Cuts and Jobs Act of 2017 as modified by the Coronavirus Aid, Relief, and Economic Security (CARES) Act, U.S. federal NOLs incurred in taxable years beginning after December 31, 2017 may be carried forward indefinitely, but the deductibility of such federal NOLs will be limited to 80% of taxable income in taxable years beginning after December 31, 2020. In addition, under Sections 382 and 383 of the Code, if a corporation undergoes an “ownership change” (generally defined as a greater than 50 percentage-point cumulative change (by value) in the equity ownership of certain stockholders over a rolling three-year period), the corporation’s ability to use its pre-change NOLs and other pre-change tax attributes, including credits, to offset its post-change taxable income or taxes may be limited. We have not completed an analysis to determine whether any such limitations have already been triggered or will be triggered as a result of this offering. We may also experience ownership changes as a result of future shifts in our share ownership, some of which are outside our control. Therefore, as a result of ownership changes, our U.S. affiliates’ ability to use current NOLs and other pre-change tax attributes to offset post-change taxable income or taxes could be subject to limitation. In addition, for U.S. federal income tax purposes, NOLs incurred in taxable years beginning prior to January 1, 2018 can be carried forward to the following twenty taxable years, and different periods may apply for U.S. state and local income tax purposes. We will be unable to use NOLs if we do not attain profitability sufficient to offset available NOLs prior to their expiration. For state and local income tax purposes in certain jurisdictions, there may be periods during which the use of NOLs is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed. For example, on June 29, 2020, the Governor of California signed into law the 2020 Budget Act which imposed limits on the usability of California state net operating losses to offset taxable income and the utilization of research tax credits to $5.0 million annually in tax years beginning after 2019 and before 2023.
Our international operations may subject us to greater than anticipated tax liabilities.
The amount of taxes we pay in different jurisdictions depends on the application of the tax laws of various jurisdictions, including the United States, to our international business activities, changes in tax rates, new or revised tax laws or interpretations of existing tax laws and policies, and our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for pricing intercompany transactions pursuant to our intercompany arrangements or disagree with our determinations as to the income and expenses attributable to specific jurisdictions. If such a challenge or disagreement were to occur, and our position was not sustained, we could be required to pay additional taxes, interest, and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows, and lower overall profitability of our operations. Our consolidated financial statements could fail to reflect adequate reserves to cover such a contingency. Similarly, a taxing authority could assert that we are subject to tax in a jurisdiction where we believe we have not established a taxable connection, often referred to as a “permanent establishment” under international tax treaties, and such an assertion, if successful, could increase our expected tax liability in one or more jurisdictions.
Risks Related to Our Initial Public Offering and Ownership of Our Class A Common Stock
The dual class structure of our common stock has the effect of concentrating voting control with Bom Suk Kim, who upon consummation of this offering will hold 174,802,990 shares of our Class B common stock representing in the aggregate 76.7% of the voting power of our capital stock.
Immediately following completion of this offering, all of our shares of Class B common stock, which has 29 votes per share, will be beneficially held by Bom Suk Kim, our Founder and Chief Executive Officer. Our Class A common stock, which is the stock we are listing on the NYSE and which is being registered pursuant to the registration statement of which this prospectus forms a part, has one vote per share. Our Class A common stock and Class B common stock vote together as a single class on all matters, except as otherwise required by applicable law or our certificate of incorporation that will be effective upon completion of the Corporate Conversion. Each share of our Class B common stock is convertible at any time at the option of the holder into one share of our Class A common stock. In addition, each share of our Class B common stock will convert automatically into one share of our Class A common stock upon any transfer, whether or not for value, except certain transfers to entities, to the extent the transferor retains sole dispositive power and exclusive voting control with respect to the shares of Class B common stock, and certain other transfers described in our certificate of incorporation. Upon any conversion of shares of Class B common stock into shares of Class A common stock, the voting power of any existing holder of Class A common stock in any vote of the Class A common stock voting separately as a class will be diluted to the extent of the additional shares of Class A common stock issued as a result of the conversion, but because there will be fewer shares of Class B common stock outstanding as a result of such a conversion, the voting power of any existing holder of Class A common stock in any vote of all shares of capital stock voting together as a class will increase because there will be fewer shares of the higher vote Class B common stock outstanding. Because of the 29-to-one voting ratio between our Class B and Class A common stock, the Class B common stock held by Mr. Kim will represent, in the aggregate, 76.7% of the combined voting power of our capital stock. The control by Mr. Kim of a majority of the combined voting power will limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval. In addition, this may defer, prevent, or discourage unsolicited acquisition proposals or offers for our capital stock that you may believe are in your best interest as one of our stockholders. Mr. Kim also has the ability to control our management and major strategic investments as a result of his position as our Chief Executive Officer. Although Mr. Kim owes a fiduciary duty to our stockholders as a board member and officer, as a stockholder, Mr. Kim is entitled to vote his shares in his own interest, which may not always be in the interest of our stockholders generally.
We cannot predict the effect our dual class structure may have on the price per share of our Class A common stock.
We cannot predict whether our dual class structure will result in a lower or more volatile price of our Class A common stock, in adverse publicity, or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indices. In July 2017, FTSE Russell announced that it plans to require new constituents of its indices to have greater than 5% of the company’s voting rights in the hands of public stockholders, and S&P Dow Jones announced that it will no longer admit companies with multiple-class share structures to certain of its indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400, and S&P SmallCap 600, which together make up the S&P Composite 1500. The dual class structure of our common stock would make us ineligible for inclusion in these and certain other indices and, as a result, mutual funds, exchange-traded funds, and other investment vehicles that attempt to passively track those indices would not invest in our Class A common stock. These policies are relatively new and it is unclear what effect, if any, they will have on the valuations of publicly-traded companies excluded from such indices, but it is possible that they may adversely affect our value compared to similar companies that are included in such indices. As a result, the price per share of our Class A common stock could decline or remain depressed.
In addition, several stockholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our common stock could cause stockholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any actions or publications by stockholder advisory firms critical of our corporate governance practices or capital structure could cause the price per share of our Class A common stock to decline.
The market price of shares of our Class A common stock may be volatile, which could cause the value of your investment to decline.
Prior to this offering, our Class A common stock has not been sold in a public market. We cannot predict the extent to which a trading market will develop or how liquid that market might become. An active trading market for our Class A common stock may never develop or may not be sustained, which could adversely affect your ability to sell your Class A common stock and the market price for the Class A common stock. The initial public offering price for our Class A common stock was determined by negotiations between us, the selling stockholders and the underwriters and does not purport to be indicative of prices at which our Class A common stock will trade upon completion of this offering.
The stock market in general, and the market for stocks of technology companies in particular, has been highly volatile. As a result, the market price of shares of our Class A common stock is likely to be volatile, and investors in our Class A common stock may experience a decrease, which could be substantial, in the price of their Class A common stock or the loss of their entire investment for a number of reasons, including reasons unrelated to our operating performance or prospects. The market price of shares of our Class A common stock could be subject to wide fluctuations in response to a broad and diverse range of factors, including those described elsewhere in this “Risk Factors” section and this prospectus and the following:
•actual or anticipated fluctuations in our results of operations;
•overall performance of the equity markets and the economy as a whole;
•changes in the financial projections we may provide to the public or our failure to meet these projections;
•failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow us, or our failure to meet these estimates or the expectations of investors;
•actual or anticipated changes in our growth rate relative to that of our competitors;
•changes in the anticipated future size or growth rate of our addressable markets;
•announcements of new products, or of acquisitions, strategic partnerships, joint ventures, or capital-raising activities or commitments, by us or by our competitors;
•additions or departures of board members, management, or key personnel;
•rumors and market speculation involving us or other companies in our industry;
•new laws or regulations or new interpretations of existing laws or regulations applicable to our business, including those related to data privacy and cyber security in Korea or globally;

•lawsuits or investigations threatened or filed against us;
•other events or factors, including those resulting from war, incidents of terrorism, or responses to these events;
•health epidemics, such as the COVID-19 pandemic, influenza, and other highly communicable diseases or viruses; and
•sales or expectations with respect to sales of shares of our Class A common stock by us or our security holders.
In addition, stock markets with respect to newly public companies, particularly companies in the technology industry, have experienced significant price and volume fluctuations that have affected and continue to affect the stock prices of these companies. Stock prices of many companies, including technology companies, have fluctuated in a manner often unrelated to the operating performance of those companies. In the past, companies that have experienced volatility in the trading price for their stock have been subject to securities class action litigation. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business, financial condition, and results of operations.
An active public market for our Class A common stock may not develop or be sustained, and you may not be able to resell your shares of Class A common stock at or above the public offering price.
Prior to this offering, there has been no public market for shares of our Class A common stock, and an active public trading market for our shares may not develop or be sustained after this offering. We, the selling stockholders, and the representatives of the underwriters will determine the initial public offering price per share of our Class A common stock through negotiation. This price will not necessarily reflect the price at which investors in the market will be willing to buy and sell our shares following this offering.
In addition, an active trading market may not develop following the consummation of this offering or, if it is developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other businesses, applications, or technologies using our shares as consideration.
We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.
We currently intend to use the net proceeds from this offering for working capital, operating expenses, sales, and marketing expenses, to fund the growth of our business, and for capital expenditures. In addition, we may use a portion of the net proceeds to acquire complementary businesses, products, services, or technologies. However, we have no current understandings, agreements, or commitments for any specific material acquisitions at this time. We have not yet determined the manner in which we will allocate the net proceeds we receive from this offering and as a result, our management will have broad discretion in the allocation and use of the net proceeds. Our ultimate use of the net proceeds from this offering may vary substantially from the currently intended use. The failure by our management to allocate or use these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in a manner that may not yield a favorable return to investors. See “Use of Proceeds.”
Future sales of our Class A common stock in the public market could cause the price per share of our Class A common stock to decline.
Sales of a substantial number of shares of Class A common stock into the public market, particularly sales by our directors, executive officers, or principal stockholders, or the perception that these sales might occur, could cause the price of our Class A common stock to decline. Based upon the number of shares outstanding as of December 31, 2020, upon the closing of this offering, we will have outstanding a total of 1,531,911,152 shares of Class A common stock. Of these shares, all of the shares of our Class A common stock sold in this offering will be freely tradable, without restriction, in the public market immediately following this offering.
In connection with this offering, subject to certain customary exceptions, we, all of our directors, executive officers, and certain holders of our Class A common stock have entered into, or will enter into, lock-up agreements with the underwriters. The lock-up agreements will restrict our directors, executive officers, and certain holders of our Class A common stock from transferring shares of our Class A common stock and securities exercisable for or convertible into shares of our Class A common stock for a period of up to 180 days after the date of this prospectus, subject to certain exceptions, without the prior consent of Goldman Sachs & Co. LLC. Subject to compliance with Rule 144, shares of our Class A common stock as well as shares subject to outstanding options will be eligible for sale in the public market in the near future as set forth below, in accordance with the lock-up agreements:

Date Available for Sale in the Public Market	Condition	Number of Shares of Class A Common Stock Available for Sale
The sixth trading day following the date on the cover of this prospectus.
(a) The lock-up party was an employee of the Company (excluding officers of the Company who are subject to Section 16 of the Exchange Act and their affiliates) as of December 31, 2020 (collectively, the “Early Release Employee Group”) and (b) the closing price of the Class A common stock on the NYSE on the third trading day following the date on the cover of this prospectus equals or exceeds the initial public offering price of the shares to the public as set forth on the cover page of this prospectus (the “First Release Trigger”).

All outstanding shares held by the Early Release Employee Group as of February 26, 2021, including any shares held by any trust for the direct or indirect benefit of a lock-up party or of an immediate family member of the lock-up party, in each case to the extent received in their capacity as an employee of the Company. As of February 26, 2021, this represents an estimated 34.0 million shares.

The twelfth (12th) trading day following the date on the cover of this prospectus.
(a) The lock-up party was a selling stockholder under this registration statement (other than Mr. Kim and his affiliates) (collectively, the “Selling Stockholder Group”) and (b) the closing price of the Class A common stock on the NYSE equals or exceeds 133% of the initial public offering price of the shares to the public as set forth on the cover page of this prospectus for both of (i) at least 5 trading days in the 10-day trading day period ending on the tenth (10th) trading day following the date on the cover of this prospectus and (ii) the tenth (10th) trading day.

A number of shares equal to 33% of the number equal to (i) the outstanding shares held by the Selling Stockholder Group prior to the initial public offering and shares to be issued to the Selling Stockholder Group in connection with the conversion of convertible notes in connection with this offering minus (ii) the number of shares sold by the Selling Stockholder Group in this offering. As of February 26, 2021, this represents an estimated 20.9 million shares (the “First Selling Stockholder Group Release Shares”).

Four trading days following the release of our first public release of quarterly financial results following the date on the cover of this prospectus.
(a) The lock-up party is a member of the Early Release Employee Group and (b) the closing price of the Class A common stock on the NYSE equals or exceeds the initial public offering price of the shares to the public as set forth on the cover page of this prospectus for both of (i) at least 5 trading days in the 10-day trading day period immediately prior to our first public release of quarterly financial results following the date on the cover of this prospectus and (ii) the first trading day immediately following the release of such financial results (such conditions set forth in (b), together, the “Third Release Trigger”).

All lock-up obligations with respect to the Early Release Employee Group end. As of February 26, 2021, this represents an estimated 24.6 million shares (not including the shares that released in connection with the First Release Trigger).

Four trading days following the release of our first public release of quarterly financial results following the date on the cover of this prospectus.	(a) The lock-up party is an officer of the Company who is subject to Section 16 of the Exchange Act (other than Mr. Kim and his affiliates) and (b) the Third Release Trigger has been satisfied.
A number of shares equal to 25% of the outstanding securities held by the officers of the Company subject to Section 16 of the Exchange Act (other than Mr. Kim and his affiliates) as of the date of our first public release of quarterly financial results following the date on the cover of this prospectus, including any shares held by any trust for the direct or indirect benefit of a lock-up party or of an immediate family member of the lock-up party, in each case to the extent received in their capacity as an employee of the Company. As of February 26, 2021, this represents an estimated 0.7 million shares.

The ninetieth (90th) calendar day following the date on the cover of this prospectus.
(a) The lock-up party is (i) a director of the Company, other than Mr. Kim or (ii) a stockholder of the Company who held preferred units of the Company prior to this offering and who is not a member of the Selling Stockholder Group ((i) and (ii) collectively, the “Other Investor Group”) and (b) the closing price of the Class A common stock on the NYSE equals or exceeds 133% of the initial public offering price of the shares to the public as set forth on the cover page of this prospectus for both of (x) at least 5 trading days in the 10-day trading day period ending on the eighty eighth (88th) calendar day following the date on the cover of this prospectus and (y) the eighty eighth (88th) calendar day.

A number of shares equal to 10% of the outstanding shares held by the Other Investor Group prior to this offering and shares issued to the Other Investor Group in connection with the conversion of convertible notes in connection with this offering. As of February 26, 2021, this represents an estimated 128.6 million shares.

The second trading day following our public release of quarterly results for the second completed fiscal quarter following the date on the cover of this prospectus.		This represents the remainder of the securities.
In addition, as of December 31, 2020, approximately 86.5 million shares of Class A common stock that are either subject to outstanding options and restricted stock units (“RSUs”), after giving effect to the Corporate Conversion, or reserved for future issuance under our equity incentive plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act. If these additional shares of

Class A common stock are sold, or if it is perceived that they will be sold, in the public market, the price per share of our Class A common stock could decline.
After this offering, the holders of approximately 1,481.2 million shares of our Class A and Class B common stock, or approximately 86.8% of our total outstanding Class A and Class B common stock after this offering (based upon the number of shares outstanding as of December 31, 2020), will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to vesting schedules and to the lock-up agreements described above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates. Any sales of securities by these stockholders could cause the price per share of our Class A common stock to decline.
Purchasers in this offering will immediately experience substantial dilution in the net tangible book value of their shares.
Assuming that the initial public offering price per share of our Class A common stock is $28.50 per share (which is the midpoint of the estimated price range appearing on the cover page of this prospectus), the initial public offering price per share of our Class A common stock will be substantially higher than the pro forma as adjusted net tangible book value per share of our Class A common stock immediately after this offering, calculated as described in the section titled “Dilution.” Therefore, if you purchase our Class A common stock in this offering, you will suffer immediate dilution in the pro forma as adjusted net tangible book value per share of $26.90 as of December 31, 2020, based on an assumed initial public offering price of our Class A common stock of $28.50 per share (which is the midpoint of the estimated price range appearing on the cover page of this prospectus). Furthermore, if options are exercised or RSUs are settled, if we issue awards to our employees under our equity incentive plans, or if we issue additional shares of our common stock, you could experience further dilution. See the section titled “Dilution” contained elsewhere in this prospectus for additional information.
We have not granted the underwriters an option to purchase additional shares of Class A common stock from us and the trading price of our Class A common stock may be more volatile as a result.
We have not granted the underwriters an option to purchase additional shares of Class A common stock from us at the initial public offering price less the underwriting discount, which is a common feature in initial public offerings. Without this option, the underwriters may choose not to engage in certain transactions that stabilize, maintain, or otherwise affect the market price of our Class A common stock, such as short sales, stabilizing transactions and purchases to cover positions created by short sales, to the extent they would have engaged in any such transactions had we granted the underwriters such an option. As a result, the price of our Class A common stock may be more volatile than it might have been had we granted the underwriters such an option. These fluctuations could cause you to lose part of your investment in our Class A common stock because you might be unable to sell your shares at or above the price you paid in this offering.
Our business and financial performance may differ from any projections that we disclose or any information that may be attributed to us by third parties.
From time to time, we may provide guidance via public disclosures regarding our projected business or financial performance. However, any such projections involve risks, assumptions, and uncertainties, and our actual results could differ materially from such projections. Factors that could cause or contribute to such differences include, but are not limited to, those identified in this “Risk Factors” section, some or all of which are not predictable or within our control. Other unknown or unpredictable factors also could adversely impact our performance, and we undertake no obligation to update or revise any projections, whether as a result of new information, future events, or otherwise. In addition, various news sources, bloggers, and other publishers often make statements regarding our historical or projected business or financial performance, and you should not rely on any such information even if it is attributed directly or indirectly to us.

Our Class A common stock’s market price and trading volume could decline if securities or industry analysts do not publish research about our business, or if they publish unfavorable research.
Equity research analysts do not currently provide coverage of our Class A common stock, and we cannot assure that any equity research analysts will adequately provide research coverage of our Class A common stock after the listing of our Class A common stock on the NYSE. A lack of adequate research coverage may harm the liquidity and market price of our Class A common stock. To the extent equity research analysts do provide research coverage of our Class A common stock, we will not have any control over the content and opinions included in their reports. The market price of our Class A common stock could decline if one or more equity research analysts downgrade our stock or publish other unfavorable commentary or research. If one or more equity research analysts cease coverage of us, or fail to regularly publish reports on us, the demand for our Class A common stock could decrease, which in turn could cause the price per share of our Class A common stock or its trading volume to decline.
We do not intend to pay dividends for the foreseeable future.
We have never declared or paid any cash dividends on our capital stock, and we do not intend to pay any cash dividends in the foreseeable future. We expect to retain future earnings, if any, to fund the development and growth of our business. Any future determination to pay dividends on our capital stock will be at the discretion of our board of directors, and could be restricted by regulatory capital requirements. In addition, the terms of our new revolving credit facility and our senior secured term loan facility contain restrictions on our ability to pay dividends. There are also certain regulations that restrict the ability of some of our subsidiaries to pay dividends to us. Accordingly, investors must rely on sales of their Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.
Our certificate of incorporation will designate the Court of Chancery of the State of Delaware and, to the extent enforceable, the federal district courts of the United States as the exclusive forums for certain disputes between us and our stockholders, which will restrict our stockholders’ ability to choose the judicial forum for disputes with us or our directors, officers, or employees.
Our certificate of incorporation, as will be in effect upon completion of the Corporate Conversion, will provide that the Court of Chancery of the State of Delaware is the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: any derivative action or proceeding brought on our behalf, any action asserting a breach of a fiduciary duty, any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our certificate of incorporation, or our bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine. The provisions would not apply to suits brought to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our certificate of incorporation provides that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.
These choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring such a claim arising under the Securities Act against us, our directors, officers, or other employees in a venue other than in the federal district courts of the United States. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions, and we cannot assure that the provisions will be enforced by a court in those other jurisdictions.
Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.
Our certificate of incorporation and bylaws as will be in effect upon completion of the Corporate Conversion, provide that we will indemnify our directors, officers, and other agents, in each case to the fullest extent permitted by Delaware law.
In addition, as permitted by Section 145 of the DGCL, our bylaws as will be in effect upon completion of the Corporate Conversion and our indemnification agreements that we have entered into with our directors and officers provide that:
•we will indemnify our directors, officers, employees, agents, and other legal representatives (and persons serving in such capacities with other business enterprises at our request), to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful;
•we are required to advance expenses, as incurred, to our directors and officers in connection with defending a proceeding, except that, if required by Delaware law, such directors or officers will undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification;
•we will not be obligated pursuant to our bylaws to indemnify any director, officer, employee, or agent with respect to proceedings initiated by such person, except with respect to proceedings authorized by our board of directors;
•we may advance expenses, as incurred, to our other agents in connection with defending a proceeding, on such terms and conditions as our board of directors deems appropriate;
•the rights conferred in our bylaws are not exclusive, and we are authorized to enter into indemnification agreements with our directors, officers, employees, and agents and to obtain insurance to indemnify such persons; and
•we may not amend, repeal, or modify our bylaw provisions to reduce our indemnification obligations to directors, officers, employees, and agents without the prior written consent of such person.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations or financial condition, business strategy and plans, and objectives of management for future operations are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “toward,” “will,” or “would,” or the negative of these words or other similar terms or expressions. These forward-looking statements include, but are not limited to, statements concerning the following:
•the COVID-19 pandemic and its impact on our business, operations, and the markets and communities in which we, our customers, suppliers, and merchants operate;
•our expectations regarding our future operating and financial performance;
•the continued growth of the e-commerce market and the increased acceptance of online transactions by potential customers;
•the size of our addressable markets, market share, and market trends;
•our ability to compete in our industry;
•our ability to manage expansion into new markets and offerings;
•our ability to effectively manage the continued growth of our workforce and operations;
•the sufficiency of our cash, cash equivalents, and investments to meet our liquidity needs;
•our ability to retain existing suppliers and merchants and to add new suppliers and merchants;
•our suppliers’ and merchants’ ability to supply high-quality and compliant merchandise to our customers;
•our relationship with our employees and the status of our workers;
•our ability to maintain and improve our leading market position in Korea;
•our ability to operate and manage the expansion of our fulfillment and delivery infrastructure;
•the effects of seasonal trends on our results of operations;
•our ability to effectively manage our exposure to fluctuations in foreign currency exchange rates;
•our ability to attract, retain, and motivate skilled personnel, including key members of our senior management;
•our ability to stay in compliance with laws and regulations, including tax laws, that currently apply or may become applicable to our business both in Korea and internationally and our expectations regarding various laws and restrictions that relate to our business;
•the anticipated cost of food, energy, labor, and other costs associated with our business;
•the increased expenses associated with being a public company;
•our intended use of the net proceeds from this offering; and
•the other factors set forth under “Risk Factors” in this prospectus.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.
You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, and results of operations. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. The results, events, and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this prospectus. While we believe such information provides a reasonable basis for these statements, such information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.
The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information, actual results, revised expectations, or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments.

MARKET, INDUSTRY, AND OTHER DATA
This prospectus contains statistical data, estimates, and forecasts that are based on various sources, including independent industry publications or other publicly available information by City Population, Euromonitor International Limited (“Euromonitor”), International Data Corporation (“IDC”), Korea Forest Service, Pew Research Center, National Atlas, and The World Bank, as well as other information based on our internal sources. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and other publicly available information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors,” that could cause results to differ materially from those expressed in these publications and reports. The content of the below sources, except to the extent specifically set forth in this prospectus, does not constitute a portion of this prospectus and is not incorporated herein. Certain information in the text of this prospectus is contained in independent industry publications and publicly-available reports. Certain of these publications, studies, and reports were published before the COVID-19 pandemic and therefore do not reflect any impact of COVID-19 on any specific market or globally. The sources of these independent industry publications are identified by footnotes and are provided below:
•Euromonitor International Limited, Retailing 2021, Consumer Foodservice 2020, Travel 2021, Value RSP including Sales Tax, fixed exchange rate, constant terms.
•IDC, WW New Media Market Model, Q4 2020.
Additionally, we use data from Euromonitor, Economies and Consumers Annual Data (GDP and Total Population) and The World Bank, Gross Domestic Product 2019 (July 2020) for the Korean GDP figure. We also utilize multiple sources and assumptions to calculate our total addressable market (“TAM”) discussed in the sections titled “Prospectus Summary—Our Opportunity” and “Business—Our Opportunity,” including Euromonitor International Limited, Retailing 2021, Consumer Foodservice 2020, Travel 2021. Value RSP including Sales Tax, fixed exchange rate, constant terms for the grocery segment, and consumer foodservice segment TAMs; and IDC, Total Advertising Spending, Digital, and Traditional for the advertising TAM.
Information in this prospectus on our position as the largest product e-commerce player in Korea, our B2C logistics footprint in Korea, total SKU count, speed of our delivery service, and size of Coupang Eats is from independent market research carried out by Euromonitor International Limited in a report titled South Korea E-Commerce Market, which was commissioned by us. Materials in this prospectus include market research estimates based on various official published sources and trade opinion surveys conducted by Euromonitor, and has been prepared primarily as a research tool. Euromonitor believes that it used suitable sources of information and methodologies for this study, but due to the nature of the techniques and methodologies used in market research, Euromonitor cannot guarantee the accuracy of such information. Research conducted on South Korea only. Korea used to mean South Korea, consistent with the Korean language.
Our population estimates are based on data from City Population’s Korean Cities statistics from February 2020. We calculate the population density based on data from Population Density (people per sq. km of land area) - Korea, Rep. (December 2018) and Land area (sq. km) – Korea, Rep. (December 2018) derived from The World Bank. The geographical estimates are based on data from Korea Forest Service and The World Bank.
We use data from the Pew Research Center, “Across 39 Countries, Three-Quarters Say They Use the Internet” to determine the smartphone penetration in Korea as of 2018.

USE OF PROCEEDS
We estimate that we will receive net proceeds from this offering of approximately $2.8 billion based on an assumed initial public offering price of $28.50 per share of Class A common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and offering expenses payable by us. We will not receive any proceeds from the sale of shares of our Class A common stock by the selling stockholders in this offering.
A $1.00 increase or decrease in the assumed initial public offering price of $28.50 per share of Class A common stock, which is the midpoint of the range listed on the cover page of this prospectus, would increase or decrease the net proceeds to us from this offering by approximately $102.4 million and $(97.1) million, respectively, assuming the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares of Class A common stock offered by us would increase (decrease) the net proceeds to us from this offering by approximately $27.8 million, assuming no change in the assumed initial public offering price of $28.50 per share of Class A common stock, which is the midpoint of the range listed on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and offering expenses payable by us.
The principal purposes of this offering are to increase our capitalization and financial flexibility and to create a public market for our Class A common stock. We currently intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses, and capital expenditures. We cannot specify with certainty all of the particular uses for the remaining net proceeds to us from this offering. We may also use a portion of the net proceeds for acquisitions of, or strategic investments in, complementary businesses, products, services, or technologies. However, we do not have any plans or commitments to enter into any material acquisitions or investments at this time. We will have broad discretion over how we use the net proceeds from this offering. We intend to invest the net proceeds from the offering that are not used as described above in investment-grade, interest-bearing instruments.

CORPORATE CONVERSION
We currently operate as a Delaware limited liability company under the name Coupang, LLC. Immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, we will convert Coupang, LLC from a Delaware limited liability company to a Delaware corporation pursuant to a statutory conversion and change its name to Coupang, Inc. The purpose of the Corporate Conversion is to reorganize our corporate structure so that the entity that is offering Class A common stock to the public in this offering is a corporation rather than a limited liability company.
Pursuant to the applicable provisions of the plan of conversion, upon the completion of our Corporate Conversion:
•all of our common units, profits interests, and convertible preferred units (other than those profits interests and convertible preferred units held by Bom Suk Kim) will be automatically converted into an equal number of shares of Class A common stock, with respect to the common units and convertible preferred units, and 22,114,201 shares of Class A common stock, with respect to such profits interests;
•all of our profits interests and convertible preferred units held by Mr. Kim will be converted into an equal number of shares of Class B common stock;
•outstanding options to purchase our common units granted under our Third Amended and Restated 2011 Equity Incentive Plan ("2011 Plan") will become options to purchase shares of our Class A common stock (or, in the case of our Chief Executive Officer, Class B common stock) for each common unit underlying such options immediately prior to the Corporate Conversion, at the same exercise price in effect prior to the Corporate Conversion; and
•outstanding restricted equity units (“REUs”) granted under our 2011 Plan will become restricted stock units that, upon settlement, will settle as one share of our Class A common stock for each common unit underlying such REU immediately prior to the Corporation Conversion.
As a result of the Corporate Conversion, Coupang, Inc. will succeed to all of the property and assets of Coupang, LLC and will succeed to all of the debts and obligations of Coupang, LLC. Coupang, Inc. will be governed by a certificate of incorporation filed with the Delaware Secretary of State and bylaws, the material provisions of which are described under the heading “Description of Capital Stock.” On the effective date of the Corporate Conversion, each of our directors and officers will be as described elsewhere in this prospectus. See “Management.”
Except as otherwise noted herein, the consolidated financial statements included elsewhere in this prospectus are those of Coupang, LLC and its operations. We do not expect that the Corporate Conversion will have an effect on our results of operations.

DIVIDEND POLICY
We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. In addition, in February 2021, we entered into a new revolving credit facility, which contains restrictions on our ability to pay dividends. Any future determination regarding the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects, and other factors our board of directors may deem relevant. In addition, our ability to pay dividends may be restricted by any agreements we may enter into in the future.

CAPITALIZATION
The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2020 as follows:
•on an actual basis;
•on a pro forma basis to reflect (i) 1,260,155,178 shares of Class A common stock and 174,802,990 shares of Class B common stock, in each case, assuming the Corporate Conversion and the automatic conversion of (a) all of our common units, profits interests, and convertible preferred units (other than those profits interests and convertible preferred units held by Bom Suk Kim) into an equal number of shares of Class A common stock, with respect to such common units and convertible preferred units, and 22,114,201 shares of Class A common stock, with respect to such profits interests, and (b) all of our profits interests and convertible preferred units held by Mr. Kim into an equal number of shares of Class B common stock, (ii) equity-based compensation expense of $41.0 million associated with profits interests (for which the accelerated vesting condition will be satisfied upon completion of this offering) and restricted equity units (“REUs”) (for which the service-based vesting condition was satisfied and the qualifying performance-based liquidity event vesting condition will be satisfied upon completion of this offering, however, the shares will settle upon the earlier of (a) six months following the completion of this offering, (b) the release of the shares from sale restrictions as set forth in the section titled “Shares Eligible For Future Sale—Lock-Up Agreements,” or (c) March 15 of the calendar year following the completion of this offering), reflected as an increase in additional paid-in capital and accumulated deficit, and (iii) the issuance of 171,755,974 shares of our Class A common stock upon the closing of this offering and the automatic conversion of the principal and interest under the convertible notes issued in our 2018 convertible note financing (the “2018 Convertible Notes”) (such number of shares is estimated based on the anticipated number of shares of capital stock to be outstanding on the date of issuance); and
•on a pro forma as adjusted basis, to give effect to (i) the pro forma adjustments set forth above and (ii) our issuance and sale of 100,000,000 shares of Class A common stock in this offering at an assumed initial public offering price of $28.50 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and offering expenses payable by us.
The pro forma and pro forma as adjusted information below is illustrative only, and our capitalization following the Corporate Conversion and closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this information together with our consolidated financial statements and the related notes included in this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other financial information contained in this prospectus.

	As of December 31, 2020
	Actual	Pro Forma	Pro Forma as Adjusted(1)

	(in thousands, except unit/share data)
Cash and cash equivalents	$1,251,455	$1,251,455	$4,005,875
Convertible notes	589,851	—	—
Redeemable convertible preferred units (no par value, 1,448,632,049 authorized, 1,372,898,443 issued, 1,329,464,982 outstanding as of December 31, 2020), no units authorized, issued and outstanding, pro forma and pro forma as adjusted	3,465,611	—	—
Members’/stockholders’ (deficit) equity:
Common units (no par value, 264,166,544 authorized, 114,566,705 issued, and 105,822,205 outstanding as of December 31, 2020), no units authorized, issued and outstanding, pro forma and pro forma as adjusted	54,950	—	—
Preferred stock, $0.0001 par value per share; no shares authorized, issued, and outstanding, actual; 2,000,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—	—
Class A common stock, $0.0001 par value per share; no shares authorized, issued or outstanding, actual; 10,000,000,000 shares authorized, 1,430,711,152 shares issued and outstanding, pro forma, and 1,531,911,152 shares issued and outstanding, pro forma as adjusted	—	143	153
Class B common stock, $0.0001 par value per share; no shares authorized, issued or outstanding, actual; 250,000,000 shares authorized, 176,002,990 shares issued and outstanding, pro forma and 174,802,990 shares issued and outstanding, pro forma as adjusted	—	17	17
Additional paid-in capital	25,036	4,196,411	6,950,821
Accumulated other comprehensive income (loss)	(31,093)	(31,093)	(31,093)
Accumulated deficit	(4,117,755)	(4,178,878)	(4,178,878)
Total members’/stockholders’ (deficit) equity	(4,068,862)	(13,400)	2,741,020
Total capitalization	$(13,400)	$(13,400)	$2,741,020
_____________
(1)Each $1.00 increase or decrease in the assumed initial public offering price of $28.50 per share of Class A common stock, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the pro forma as adjusted amount of each of cash, total members’/stockholders’ (deficit) equity, and total capitalization by approximately $102.4 million and $(97.1) million, respectively, assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares of Class A common stock offered by us at the assumed initial public offering price per share would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, total members’/stockholders’ (deficit) equity, and total capitalization by approximately $27.8 million, assuming the assumed initial public offering price of $28.50 per share of Class A common stock remains the same, and after deducting estimated underwriting discounts and commissions and offering expenses payable by us. We will not receive any proceeds from any sale of shares of our Class A common stock in this offering by the selling stockholders; accordingly, there is no impact upon the as adjusted capitalization for such shares.

The number of shares of Class A common stock and Class B common stock that will be outstanding after this offering is based on (i) 1,260,155,178 shares of Class A common stock and 174,802,990 shares of Class B common stock, in each case, assuming the Corporate Conversion and, in connection therewith, the automatic conversion of (a) all of our outstanding common units, profits interests, and convertible preferred units (other than those profits interests and convertible preferred units held by Bom Suk Kim) into an equal number of Class A common stock, with respect to such common units and convertible preferred units, and 22,114,201 shares of Class A common stock, with respect to such profits interests, and (b) all of our profits interests and convertible preferred units held by Mr. Kim into an equal number of shares of our Class B common stock, and (ii) the issuance of 171,755,974 shares of our Class A common stock upon the closing of this offering and the automatic conversion of the principal and interest under the convertible notes issued in our 2018 convertible note financing (the “2018 Convertible Notes”) (such number of shares is estimated based on the anticipated number of shares of capital stock to be outstanding on the date of issuance), and excludes:
•65,703,982 shares of our Class A common stock issuable upon the exercise of options to purchase shares of our Class A common stock issued under our Third Amended and Restated 2011 Equity Incentive Plan (the “2011 Plan”) with a weighted-average exercise price of $1.95 per share;
•20,765,071 shares of our Class A common stock issuable upon the vesting and settlement of REUs outstanding under our 2011 Plan; and
•215,103,732 shares of our Class A common stock reserved for future issuance under our 2021 Equity Incentive Plan (the “2021 Plan”), including 137,103,680 new shares plus the number of shares (not to exceed 78,000,052 shares) (i) that remain available for grant of future awards under our 2011 Plan, which shares will be added to the shares reserved under our 2021 Plan and will cease to be available for issuance under our 2011 Plan at the time our 2021 Plan becomes effective and (ii) any shares underlying outstanding stock awards granted under our 2011 Plan that expire, or are forfeited, cancelled, withheld, or reacquired, as well as any annual automatic increases in the number of shares of Class A common stock reserved for future issuance under our 2021 Plan.
Upon the execution and delivery of the underwriting agreement related to this offering, any remaining shares available for issuance under our 2011 Plan will become reserved for future issuance as Class A common stock under our 2021 Plan, and we will cease granting awards under our 2011 Plan.
Our 2021 Plan provides for annual automatic increases in the number of shares reserved thereunder.

DILUTION
If you invest in our Class A common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of Class A common stock and the pro forma as adjusted net tangible book value per share of our Class A common stock immediately after this offering after giving effect to the Corporate Conversion.
Our historical net tangible book value as of December 31, 2020 was $(621.6) million, or $(5.87) per common unit. Historical net tangible book value per unit is determined by dividing our total tangible assets less our total liabilities less our convertible preferred units by the number of our common units.
Our pro forma net tangible book value as of December 31, 2020 was $(31.7) million, or $(0.02) per share. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of shares of our Class A common stock outstanding as of December 31, 2020, after giving effect to (i) our Corporate Conversion, and in connection therewith, the automatic conversion of (a) all of our common units, profits interests, and convertible preferred units (other than those profits interests and convertible preferred units held by Bom Suk Kim) into an equal number of shares of Class A common stock, with respect to such common units and convertible preferred units, and 22,114,201 shares of Class A common stock, with respect to such profits interests, and (b) all of our profits interests and convertible preferred units held by Mr. Kim into an equal number of shares of Class B common stock, (ii) equity-based compensation expense of $41.0 million associated with profits interests (for which the accelerated vesting condition will be satisfied upon completion of this offering) and restricted equity units (“REUs”) (for which the service-based vesting condition was satisfied and the qualifying performance-based liquidity event vesting condition will be satisfied upon the completion of this offering, however, the shares will settle upon the earlier of (a) six months following the completion of this offering, (b) the release of the shares from sale restrictions as set forth in the section titled “Shares Eligible For Future Sale—Lock-Up Agreements,” or (c) March 15 of the calendar year following the completion of this offering), in each case, outstanding as of December 31, 2020, reflected as an increase in additional paid-in capital and accumulated deficit, and (iii) the issuance of 171,755,974 shares of our Class A common stock upon the closing of this offering and the automatic conversion of the principal and interest under the convertible notes issued in our 2018 convertible note financing (the “2018 Convertible Notes”) (such number of shares is estimated based on the anticipated number of shares of capital stock to be outstanding on the date of issuance).
After giving further effect to the sale of 100,000,000 shares of Class A common stock that we are offering at an assumed initial public offering price of $28.50 per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2020 would have been approximately $2.7 billion, or approximately $1.60 per share. This amount represents an immediate increase in pro forma net tangible book value of $1.62 per share to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of approximately $26.90 per share to new investors purchasing shares of Class A common stock in this offering.
Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share of Class A common stock after this offering from the initial public offering price per share paid by new investors for a share of Class A common stock. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$28.50
Historical net tangible book value (deficit) per unit as of December 31, 2020	$(5.87)
Increase per share attributable to the pro forma adjustments described above	5.85
Pro forma net tangible book value per share as of December 31, 2020	(0.02)
Increase in pro forma net tangible book value per share attributable to this offering	1.62
Pro forma as adjusted net tangible book value per share after this offering		1.60
Dilution in pro forma as adjusted net tangible book value per share to new investors in this offering		$26.90
The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering. Each $1.00 increase (decrease) in the assumed initial public offering price of $28.50 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering by approximately $0.06, and dilution in pro forma as adjusted net tangible book value per share to new investors by approximately $0.94 per share, in each case, assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us. Each increase (decrease) of 1.0 million shares in the number of shares of Class A common stock offered by us would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by approximately $0.02 per share and decrease (increase) the dilution to investors participating in this offering by approximately $0.02 per share, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us. The following table summarizes, on the pro forma as adjusted basis described above, as of December 31, 2020, the differences between the number of shares of Class A common stock and Class B common stock purchased from us by our existing stockholders and Class A common stock by new investors purchasing shares in this offering, the total consideration paid to us in cash and the average price per share paid by existing stockholders for shares of Class A common stock and Class B common stock issued prior to this offering, and the price to be paid by new investors for shares of Class A common stock in this offering. The calculation below is based on the assumed initial public offering price of $28.50 per share, the midpoint of the price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount (in thousands)	Percent
Existing stockholders	1,606,714,142	94%	$3,624,625	56%	$2.26
New investors	100,000,000	6%	2,850,000	44%	$28.50
Total	1,706,714,142	100%	$6,474,625	100%

Sales by the selling stockholders in this offering will cause the number of shares held by existing stockholders to be reduced to 1,586,714,142 shares, or 93% of the total number of shares outstanding following the completion of this offering, and will increase the number of shares held by new investors to 120,000,000 shares, or 7% of the total number of shares outstanding following the completion of this offering.
The number of shares of Class A common stock and Class B common stock that will be outstanding after this offering is based on (i) 1,260,155,178 shares of Class A common stock and 174,802,990 shares of Class B common stock, in each case, assuming the Corporate Conversion and, in connection therewith, the automatic conversion of (a) all of our outstanding common units, profits interests, and convertible preferred units (other than those profits interests and convertible preferred units held by Bom Suk Kim) into an equal number of Class A common stock, with respect to such common units and convertible preferred units, and 22,114,201 shares of Class A common stock, with respect to such profits interests, and (b) all of our profits interests and convertible preferred units held by Mr. Kim into an equal number of shares of our Class B common stock, and (ii) the issuance of 171,755,974 shares of our Class A common stock upon the closing of this offering and the automatic conversion of the principal and interest under the convertible notes issued in our 2018 convertible note financing (the “2018 Convertible Notes”) (such number of shares is estimated based on the anticipated number of shares of capital stock to be outstanding on the date of issuance), and excludes:
•65,703,982 shares of our Class A common stock issuable upon the exercise of options to purchase shares of our Class A common stock issued under our Third Amended and Restated 2011 Equity Incentive Plan (the “2011 Plan”), with a weighted-average exercise price of $1.95 per share;
•20,765,071 shares of our Class A common stock issuable upon the vesting and settlement of REUs outstanding under our 2011 Plan; and
•215,103,732 shares of our Class A common stock reserved for future issuance under our 2021 Equity Incentive Plan (the “2021 Plan”), including 137,103,680 new shares plus the number of shares (not to exceed 78,000,052 shares) (i) that remain available for grant of future awards under our 2011 Plan, which shares will be added to the shares reserved under our 2021 Plan and will cease to be available for issuance under our 2011 Plan at the time our 2021 Plan becomes effective and (ii) any shares underlying outstanding stock awards granted under our 2011 Plan that expire, or are forfeited, cancelled, withheld, or reacquired, as well as any annual automatic increases in the number of shares of Class A common stock reserved for future issuance under our 2021 Plan.
To the extent any outstanding options are exercised or outstanding restricted stock units (“RSUs”) are settled, new equity awards (including options or RSUs) are issued under our equity incentive plan or new profits interests are issued under our profits interest plan, or we issue additional capital stock or convertible debt securities in the future, there will be further dilution to investors participating in this offering. If all of such outstanding vested options had been exercised as of December 31, 2020, the pro forma as adjusted net tangible book value per share after this offering would be $1.61, and total decrease in dilution per share to new investors would be $0.01. If all of such outstanding vested REUs had been settled as of December 31, 2020, the pro forma as adjusted net tangible book value per share after this offering would be $1.58, and total dilution per share to new investors would be $0.02. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
The selected consolidated statements of operations data for the years ended December 31, 2020, 2019, and 2018 (except pro forma data), the consolidated statement of cash flows data for the years ended December 31, 2020, 2019, and 2018, and the selected consolidated balance sheet data as of December 31, 2020 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our selected consolidated statements of operations data for the years ended December 31, 2017 and 2016, the consolidated statements of cash flows data for the years ended December 31, 2017 and 2016, and the consolidated balance sheet data as of December 31, 2018, 2017, and 2016 have been derived from our consolidated financial statements not included in this prospectus.
You should read the consolidated financial data set forth below in conjunction with our consolidated financial statements and the accompanying notes and the information in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected for any other period in the future.

	Year Ended December 31,
	2020	2019	2018	2017	2016

	(in thousands, except per unit data)
Consolidated Statements of Operations Data:
Net retail sales	$11,045,096	$5,787,090	$3,799,129	$2,232,088	$1,489,860
Net other revenue	922,243	486,173	254,460	171,539	184,693
Total net revenues(1)	11,967,339	6,273,263	4,053,589	2,403,627	1,674,553
Cost of sales	9,981,159	5,240,159	3,864,205	2,206,184	1,544,040
Operating, general and administrative	2,513,912	1,676,941	1,241,790	783,479	629,216
Total operating cost and expenses	12,495,071	6,917,100	5,105,995	2,989,663	2,173,256
Operating loss	(527,732)	(643,837)	(1,052,406)	(586,036)	(498,703)
Interest income	10,991	19,135	3,925	3,244	3,296
Interest expense	(107,762)	(96,907)	(70,949)	(14,052)	(2,090)
Other income (expense), net	149,900	22,569	24,177	(19,815)	3,140
Loss before income taxes	(474,603)	(699,040)	(1,095,253)	(616,659)	(494,357)
Income tax expense (benefit)	292	(241)	2,279	342	192
Net loss	$(474,895)	$(698,799)	$(1,097,532)	$(617,001)	$(494,549)
Net loss attributable to common unitholders	$(567,629)	$(770,214)	$(1,097,532)	$(617,001)	$(494,549)
Net loss attributable to common unitholders per unit, basic and diluted	$(7.23)	$(11.14)	$(16.60)	$(10.87)	$(11.24)
Weighted average number of common units outstanding used in computing per unit amounts, basic and diluted	78,543	69,125	66,117	56,780	43,994
Pro forma net loss attributable to common stockholders per share, basic and diluted(2)	$(0.37)
Pro forma weighted average number of shares of common stock outstanding used in computing per share amounts, basic and diluted	1,599,739
Consolidated Statements of Cash Flows Data:
Net cash provided by (used in) operating activities	$301,554	$(311,843)	$(694,465)	$(404,690)	$(419,968)

	December 31,
	2020	2019	2018	2017	2016

	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$1,251,455	$1,222,276	$611,504	$173,771	$330,115
Total assets	5,067,332	3,229,854	1,652,144	1,028,735	880,901
Working capital (deficit)(3)	(891,996)	273,250	(307,396)	(284,938)	48,360
Long-term debt	353,342	269,949	265,573	276,368	34,743
Convertible notes	589,851	498,817	422,872	—	—
Derivative instrument	—	149,830	113,048	—	—
Total liabilities	5,670,583	3,294,212	2,404,754	1,264,205	583,104
Redeemable convertible preferred units	3,465,611	3,468,554	2,019,716	1,477,654	1,407,671
Additional paid-in capital	25,036	25,036	25,036	25,036	25,036
Accumulated deficit	(4,117,755)	(3,565,590)	(2,865,093)	(1,767,561)	(1,150,560)
Total members’/stockholders' (deficit) equity	$(4,068,862)	$(3,532,912)	$(2,772,326)	$(1,713,124)	$(1,109,874)
_____________
(1)On January 1, 2018, we adopted Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers” on a full retrospective basis as of January 1, 2017. Our consolidated financial statements for 2016 continue to reflect revenue accounting under ASU No. 2009-13, “Revenue Recognition (Topic 605).”
(2)See Notes 2 and 15 to our audited consolidated financial statements included elsewhere in this prospectus for a description of the method used to calculate basic and diluted pro forma net loss attributable to common stockholders per share.
(3)Working capital (deficit) is defined as current assets less current liabilities.
Non-GAAP Financial Measures
We report our financial results in accordance with GAAP. However, management believes that certain non-GAAP financial measures provide investors with additional useful information in evaluating our performance. These non-GAAP financial measures may be different than similarly titled measures used by other companies.
Our non-GAAP financial measures should not be considered in isolation from, or as substitutes for, financial information prepared in accordance with GAAP. Non-GAAP measures have limitations in that they do not reflect all the amounts associated with our results of operations as determined in accordance with GAAP. These measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP measures.

Free Cash Flow
Free Cash Flow is defined as cash flow from operations less capital expenditures plus proceeds from sale of property and equipment. We believe that Free Cash Flow is an additional and useful indicator of liquidity that provides information to management and investors about the amount of cash generated from our core operations that, after capital expenditures, can be used for strategic initiatives, including investing in our business and strengthening our balance sheet. Free Cash Flow has limitations as an analytical tool and should not be considered in isolation or as substitutes for analysis of other GAAP financial measures, such as net cash provided by operating activities. Some of the limitations of Free Cash Flow are that it may be calculated differently by other companies in our industry, limiting its usefulness as a comparative measure. We expect our Free Cash Flow to fluctuate in future periods as we invest in our business to support our plans for growth. Please refer to the reconciliation below of Free Cash Flow to net cash used in operating activities, the most directly comparable GAAP financial measure.
Included below is a reconciliation of our net cash used in operating activities to Free Cash Flow for each of the periods indicated:

	Year Ended December 31,
	2020	2019	2018

	(in thousands)
Net cash provided by (used in) operating activities	$301,554	$(311,843)	$(694,465)
Adjustments:
Capital expenditures	(484,630)	(217,823)	(93,401)
Proceeds from sale of property and equipment	507	3,543	265
Free Cash Flow	$(182,569)	$(526,123)	$(787,601)
Net cash used in investing activities	$(520,654)	$(218,224)	$(91,834)
Net cash provided by financing activities	$178,502	$1,184,104	$1,242,952
EBITDA and EBITDA Margin
EBITDA is defined as net income/(loss) for a period before interest expense, interest income, income tax expense/(benefit), depreciation and amortization. EBITDA Margin is defined as EBITDA as a percentage of total net revenues. We have included EBITDA and EBITDA Margin in this prospectus because they are key measures we use to evaluate and assess our performance, allocate internal resources, prepare and approve our annual budget, and develop operating plans. We believe EBITDA and EBITDA Margin are frequently used by investors and other interested parties in evaluating companies in the e-commerce industry for period-to-period comparisons as they remove the impact of non-cash items and certain variable charges. However, other companies may calculate EBITDA and EBITDA Margin in a manner different from ours and therefore they may not be directly comparable to similar terms used by other companies. EBITDA and EBITDA Margin are not measures of financial performance under GAAP and should not be considered as alternatives to cash flow from operating activities or as measures of liquidity or alternatives to net income/(loss) as indicators of operating performance or any other measures of performance derived in accordance with GAAP. EBITDA and EBITDA Margin have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under GAAP.

A reconciliation of our net loss to EBITDA for each of the periods indicated is below:

	Year Ended December 31,
	2020	2019	2018

	(in thousands)
Total net revenues	$11,967,339	$6,273,263	$4,053,589

Net loss	(474,895)	(698,799)	(1,097,532)
Net loss margin	(4.0)%	(11.1)%	(27.1)%
Adjustments:
Depreciation and amortization	127,519	70,908	53,616
Interest expense	107,762	96,907	70,949
Interest income	(10,991)	(19,135)	(3,925)
Income tax expense (benefit)	292	(241)	2,279
EBITDA	$(250,313)	$(550,360)	$(974,613)
EBITDA Margin	(2.1)%	(8.8)%	(24.0)%
Constant Currency Revenue and Constant Currency Revenue Growth
The effect of currency exchange rates on our business is an important factor in understanding period to period comparisons. Our financial reporting currency is the U.S. dollar and changes in foreign exchange rates can significantly affect our reported results and consolidated trends. For example, our business generates sales predominantly in Korean Won, which are favorably affected as the U.S. dollar weakens relative to the Korean Won, and unfavorably affected as the U.S. dollar strengthens relative to the Korean Won. We use non-GAAP constant currency revenue and constant currency revenue growth for financial and operational decision-making and as a means to evaluate comparisons between periods. We believe the presentation of results on a constant currency basis in addition to GAAP results helps improve the ability to understand our performance because they exclude the effects of foreign currency volatility that are not indicative of our actual results of operations.
Constant currency information compares results between periods as if exchange rates had remained constant. We define constant currency revenue as total revenue excluding the effect of foreign exchange rate movements, and use it to determine the constant currency revenue growth on a comparative basis. Constant currency revenue is calculated by translating current period revenues using the prior period exchange rate. Constant currency revenue growth (as a percentage) is calculated by determining the increase in current period revenue over prior period revenue, where current period foreign currency revenue is translated using prior period exchange rates.
These results should be considered in addition to, not as a substitute for, results reported in accordance with GAAP. Results on a constant currency basis, as we present them, may not be comparable to similarly titled measures used by other companies and are not a measure of performance presented in accordance with GAAP.

A reconciliation of our constant currency revenue for each of the periods indicated is below (in thousands):

	Year Ended December 31,
	2020	2019	2018

	(in thousands)
Total net revenues	$11,967,339	$6,273,263	$4,053,589
Total net revenues growth	90.8%	54.8%	68.6%
Adjustment:
Exchange rate effect	147,840	372,587	(109,473)
Total net revenue, constant currency	$12,115,179	$6,645,850	$3,944,116
Total net revenue, constant currency growth	93.1%	63.9%	64.1%

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section titled “Selected Consolidated Financial and Operating Data” and the audited historical consolidated financial statements and related notes therein included elsewhere in this prospectus, as well as the discussion in the “Business” section of this prospectus. This discussion and analysis contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions, and projections about our industry, business, and future financial results. You should review the sections titled “Special Note Regarding Forward-Looking Statements” and “Risk Factors” for a discussion of forward-looking statements and important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. Unless the context otherwise requires, we use the terms “Coupang,” the “Company,” “we,” “our,” “us,” or similar terms in this prospectus to refer to Coupang, Inc. and, where appropriate, our consolidated subsidiaries. Our fiscal year ends on December 31. Our reporting currency is the U.S. dollar.
Overview
We are the largest product e-commerce player in Korea.21 We believe that we are the preeminent online destination for e-commerce in the market because of our broad selection, low prices, and exceptional convenience.
Since 2013, we have allocated billions of dollars to build an end-to-end integrated network of technology and infrastructure, which drive our ability to deliver a superior customer experience, launch new offerings, and offer effective merchant solutions. Our complete integration enables us to control and improve the entire experience, from the customer app to the delivery of the order at the customer’s door.
We operate the largest B2C logistics footprint as compared to other product e-commerce players in Korea.22 As of December 31, 2020, we had over 100 fulfillment and logistics centers in over 30 cities, encompassing over 25 million square feet. We also have the largest directly employed delivery fleet in Korea, consisting of over 15,000 drivers as of December 31, 2020, who utilize our proprietary software and custom-designed trucks. Our distribution network and last-mile delivery logistics are orchestrated by technology which enables full supply chain visibility and control. We also leverage our machine learning systems to drive personalization for customers, optimize inventory procurement and risk, enhance our relationship with suppliers, and deliver consistently low prices to our customers.
Our unique end-to-end fulfillment, logistics, and technology network enables Rocket Delivery, which provides free, next-day delivery for orders placed anytime of the day, even seconds before midnight—across millions of products. We also deliver 365 days a year, over 65 days more than any other major third-party logistics company in Korea. We have the fastest delivery service compared to other top
21 Euromonitor International Limited, Retailing 2021. “Product e-commerce” is defined the same as the goods e-commerce definition in Euromonitor Passport Retailing 2021ed. “Product e-commerce players” as listed in Euromonitor Passport Retailing 2021ed, retail value RSP, 2020 data. Research conducted on South Korea only. Korea used to mean South Korea, consistent with the Korean language. See the section titled “Market, Industry, and Other Data.”
22 Euromonitor International Limited. “Logistics footprint” is defined as the number of logistics centers, including fulfillment centers, logistics centers, and delivery hubs owned by the companies in the report. “Product e-commerce” is defined the same as the goods e-commerce definition in Euromonitor Passport Retailing 2021ed. “Product e-commerce players” as listed in Euromonitor Passport Retailing 2021ed, number of logistics centers, 2020 data. Research conducted on South Korea only. Korea used to mean South Korea, consistent with the Korean language. See the section titled “Market, Industry, and Other Data.”

product e-commerce players in Korea.23 Under the promise of Rocket Delivery, we have made available to customers the largest number of total SKU count for owned-inventory products compared to other product e-commerce players in Korea24—millions of SKUs—which requires significant procurement expertise to recruit and source from local and international suppliers.
In addition to superior experience, we believe we also offer customers the lowest prices for our owned inventory selection. Our structural advantages from complete end-to-end integration, investments in technology, and scale economies generate higher efficiencies that allow us to pass savings to customers in the form of lower prices. We also source a large portion of merchandise directly from manufacturers, which can contribute to better pricing for our customers.
In 2019, we launched our Rocket WOW membership program for a flat monthly fee. It began by offering unlimited free shipping with no minimum spend for the millions of products available on Rocket Delivery. Since launch, Rocket WOW membership has expanded to include Rocket Fresh, the leading nationwide online grocery service. Delivery is made within hours via overnight and same-day delivery: Rocket Dawn Delivery orders placed up until midnight are delivered by 7 AM and Rocket Same-Day Delivery orders placed up until 10 AM are delivered the same day. Today, in addition to groceries, Rocket WOW members can enjoy expedited shipping via Rocket Dawn Delivery and Rocket Same-Day Delivery for millions of items across almost every category. The scale of the Rocket WOW membership program provides us with a highly engaged customer base, as demonstrated by our success in launching Rocket Fresh. We intend to continue enhancing the value proposition of Rocket WOW membership for our customers in the years to come, and believe that we will be able to continue launching new offerings that cater to this attractive membership base.
In addition to our owned-inventory selection, we offer hundreds of millions of SKUs sourced from over 200,000 merchants on our marketplace. Our search technology produces a simplified experience that overcomes the lack of standardization and duplicate listings by leveraging our product knowledge graph to show more unique products in search results, helping customers find, compare, and make purchasing decisions easily.
We also provide differentiated tools and services for merchants and suppliers to improve the customer experience and grow their sales. For example, merchants can choose to sell inventory to Coupang on our Fulfillment & Logistics by Coupang (“FLC”) program, which improves customer experience with Rocket Delivery and, as a result, generates higher sales.
Whereas existing food delivery models in Korea are predominantly lead generation, Coupang Eats is the largest online food delivery service which delivers food to customers using only delivery partners directly contracted by us.25
Our business has grown substantially in recent years, achieving significant scale and increasing operating leverage:
23 Euromonitor International Limited. Fastest delivery service is measured using the difference in time (hours and minutes) from when the customer places an order online to the time the order arrives at the customer’s residence, the result is based on averages from an online delivery tracking study with 1,000 transactions in the Seoul metropolitan area across the top 5 product e-commerce players in the Korean market. “Product e-commerce” is defined the same as the e-commerce definition in Euromonitor Passport Retailing 2021. “Top 5 product e-commerce players” as listed in Euromonitor Passport Retailing 2021, delivery hours, 2020 data. Research conducted on South Korea only. Korea used to mean South Korea, consistent with the Korean language. See the section titled “Market, Industry, and Other Data.”
24 Euromonitor International Limited. Total SKU count for owned inventory products listed on our e-commerce apps and websites. “Product e-commerce” is defined the same as the goods e-commerce definition in Euromonitor Passport Retailing 2021ed. “Product e-commerce players” as listed in Euromonitor Passport Retailing 2021ed, listed product volume, 2021 data. Research conducted on South Korea only. Korea used to mean South Korea, consistent with the Korean language. See the section titled “Market, Industry, and Other Data.”
25 Euromonitor International Limited. “Online food delivery service” is defined the same as the Passport Retailing 2021 definition. 100% of sales revenue generated by Coupang Eats is delivered through delivery partners directly contracted by us, while other food delivery providers utilize a mix of delivery partners directly commissioned by restaurants and delivery partners directly contracted by the respective companies, transaction value, 2020 data. Research conducted on South Korea only. Korea used to mean South Korea, consistent with the Korean language. See the section titled “Market, Industry, and Other Data.”

•Our total net revenues were $12.0 billion in 2020, up 90.8% (93.1% on a constant currency basis) over 2019.26
•Our Active Customer base grew to approximately 14.8 million in the quarter ended December 31, 2020 from approximately 11.8 million in the quarter ended December 31, 2019, an increase of 25.9%.
•Our Net Revenues per Active Customer increased to approximately $256 for the quarter ended December 31, 2020 from approximately $161 for the quarter ended December 31, 2019, an increase of 59.0%.
•Our gross profit27 was $2.0 billion in 2020, up 92.3% over 2019.
•Our operating loss was $(0.5) billion in 2020 and $(0.6) billion in 2019. Our operating margin improved to (4.4)% in 2020 from (10.3)% in 2019.
•Our net loss was $(0.5) billion in 2020 and $(0.7) billion in 2019. Our EBITDA28 was $(0.3) billion in 2020 and $(0.6) billion in 2019.
•Our cash provided by (used in) operating activities was $0.3 billion in 2020 and $(0.3) billion in 2019. Our Free Cash Flow29 was $(0.2) billion in 2020 and $(0.5) billion in 2019.
Our Business Model
We launched as a marketplace in 2010 to enable merchants to leverage technology and innovation to grow and compete. In order to improve the customer experience with end-to-end control, we launched our owned-inventory selection in 2013 and Rocket Delivery in 2014, spending billions of dollars to build our own end-to-end integrated network of technology and infrastructure with fulfillment and last-mile delivery capabilities, supported by data driven insights and a diversified supply chain. Our owned-inventory and third-party selections continue to complement each other to expand our product assortment and to leverage the technology and infrastructure we have built.
We will also continue to launch new offerings to better serve our customers. We expanded our business through our grocery offering, Rocket Fresh, our logistics food delivery offering, Coupang Eats, and our digital financial services, Coupang Pay. Today, our network and systems support our owned-inventory selection, our marketplace, Rocket Delivery, Rocket WOW membership, Rocket Fresh, and Coupang Eats, and Coupang Pay.
We believe the true measure of our success will be shareholder value created over the long term. Our long-term investments in building a differentiated technology-orchestrated network and customer-facing functionality have helped build a business that we expect will deliver significant growth and cash flows at scale. We have in turn reinvested to expand into new offerings successfully, such as with our owned-inventory selection, Rocket WOW membership, Rocket Fresh, and Coupang Eats, among others. We will continue to reinvest cash flows generated by our established offerings into new initiatives and innovations for our customers. We will choose to invest and maximize value for customers and shareholders in the long term over optimizing our short-term results.
26 For additional information about these non-GAAP financial measures, including reconciliations of the non-GAAP financial measures to the most directly comparable financial measures stated in accordance with GAAP, see the section titled “Selected Consolidated Financial and Operating Data—Non-GAAP Financial Measures.”
27 Gross profit is calculated as total net revenues minus cost of sales.
28 For additional information about these non-GAAP financial measures, including reconciliations of the non-GAAP financial measures to the most directly comparable financial measures stated in accordance with GAAP, see the section titled “Selected Consolidated Financial and Operating Data—Non-GAAP Financial Measures.”
29 For additional information about these non-GAAP financial measures, including reconciliations of the non-GAAP financial measures to the most directly comparable financial measures stated in accordance with GAAP, see the section titled “Selected Consolidated Financial and Operating Data—Non-GAAP Financial Measures.”

Our long-term goal is to maximize Free Cash Flow while minimizing shareholder dilution. Today, a significant portion of our current capital expenditures represents investment in capacity for future growth, and, due to our ambitious plans for growth, we expect to continue to make large capital expenditures in the near future. Because the purchase of property and equipment may not be directly correlated to the underlying performance of our business operations at the time of incurrence of such costs, we believe it is useful to look at operating cash flow as a barometer of the current health of our business and our ability to generate long-term Free Cash Flow per share.
In order to maximize sustainable, long-term Free Cash Flow per share, we plan to prioritize:
•maximizing long-term revenue generation by increasing sales of products and services to our customers;
•continuing to drive operating leverage by reducing variable costs and minimizing growth in fixed costs as we scale. We seek to decrease our variable costs by improving supply-chain and operational efficiencies. We also seek to minimize unnecessary growth in fixed costs by investing in technology, improving process efficiencies, and driving leverage through economies of scale; and
•minimizing dilution to our investors by limiting additional issuances of equity and equity-like securities and, thereby, increasing our income and Free Cash Flow per share.
As we scale, we will continue to innovate for our customers by reinvesting profits from our established offerings to launch new products and service benefits.
Key Business Metrics and Non-GAAP Financial Measures
We review the key business and financial metrics discussed below. We use these measures to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions.
Key Business Metrics
Active Customers
As of the last date of each reported period, we determine our number of Active Customers by counting the total number of individual customers who have ordered at least once directly from our apps and websites during the relevant period. A customer is anyone who has created an account on our apps or websites, identified by a unique email address. The change in Active Customers in a reported period captures both the inflow of new customers as well as the outflow of existing customers who have not made a purchase in the period. We view the number of Active Customers as a key indicator of our potential for growth in total net revenues, the reach of our network, the awareness of our brand, and the engagement of our customers.

	Three Months Ended
	December 31, 2020	December 31, 2019	December 31, 2018

	(in thousands)
Active Customers	14,850	11,791	9,163

Net Revenues per Active Customer
Net Revenues per Active Customer is the total net revenues generated in a period divided by the total number of Active Customers in that period. A key driver of growth is increasing the frequency and the level of spend of Active Customers who are shopping on our apps or websites. We therefore view Net

Revenues per Active Customer as a key indicator of engagement and retention of our customers and our success in increasing the share of wallet.

	Three Months Ended
	December 31, 2020	December 31, 2019	December 31, 2018
Net Revenues per Active Customer	$256	$161	$127

Non-GAAP Financial Measures30
Free Cash Flow
We believe that Free Cash Flow is an additional and useful indicator of liquidity that provides information to management and investors about the amount of cash generated from our core operations that, after capital expenditures, can be used for strategic initiatives, including investing in our business and strengthening our balance sheet.

	Year Ended December 31,
	2020	2019	2018

	(in thousands)
Free Cash Flow	$(182,569)	$(526,123)	$(787,601)
EBITDA and EBITDA Margin
We believe EBITDA and EBITDA Margin are frequently used by investors and other interested parties in evaluating companies in the e-commerce industry for period-to-period comparisons as they remove the impact of non-cash items and certain variable charges.

	Year Ended December 31,
	2020	2019	2018

	(in thousands)
EBITDA	$(250,313)	$(550,360)	$(974,613)
EBITDA Margin	(2.1)%	(8.8)%	(24.0)%
Constant Currency Revenue and Constant Currency Revenue Growth
We believe the presentation of results on a constant currency basis in addition to GAAP results helps improve the ability to understand our performance because they exclude the effects of foreign currency volatility that are not indicative of our actual results of operations.

	Year Ended December 31,
	2020	2019	2018

	(in thousands)
Total net revenue, constant currency	$12,115,179	$6,645,850	$3,944,116
Total net revenue, constant currency growth	93.1%	63.9%	64.1%
30 For additional information about these non-GAAP financial measures, including reconciliations of the non-GAAP financial measures to the most directly comparable financial measures stated in accordance with GAAP, see the section titled “Selected Consolidated Financial and Operating Data—Non-GAAP Financial Measures.”

Factors Affecting Our Performance
Growth, Retention, and Engagement of Active Customers
Our goal is to attract and convert visitors to our apps and websites into Active Customers and encourage repeat purchases. Accordingly, the number of Active Customers and Net Revenues per Active Customer are key measures of growth. We had approximately 14.8 million Active Customers in the quarter ended December 31, 2020, up from approximately 11.8 million in the quarter ended December 31, 2019. During the same periods, Net Revenues per Active Customer also increased to approximately $256 from approximately $161.
That growth reflects our success in attracting, retaining, and increasing the engagement of our customers. In our experience, improvement in customer experience directly correlates with acceleration of customer engagement. We believe the accelerating growth in spend is due to the launch and expansion of our owned-inventory selection, Rocket Delivery, and the introduction of new benefits associated with Rocket WOW membership, Rocket Fresh, and Coupang Eats, among our other offerings.
For example, one of the key long-term drivers of this growth, retention, and engagement of Active Customers is our Rocket WOW membership program, which we launched in 2019. We offer to members of our Rocket WOW membership program unlimited free shipping with no minimum spend, free returns, expedited shipping, and exclusive discounts, among other benefits. This in turn increases members’ engagement with our wide array of offerings and also attracts more customers to the program. A key long-term driver of increasing Net Revenues per Active Customer is the increasing participation of our customers in our Rocket WOW membership program, which comprised 32% of our Active Customers for the quarter ended December 31, 2020. For the quarter ended December 31, 2020, the frequency of purchases by Rocket WOW members31 was over four times that of active non-members.
We have strong spend growth and retention. As customers have used our services more frequently, the spend generated by each customer cohort has grown in each year, demonstrating our value proposition. The chart below reflects the indexed growth in spend by customer cohort, irrespective of cancellations and returns, with each cohort representing customers who placed their first order with us in a given year. For example, the 2018 cohort includes all customers who placed their first order with us between January 1, 2018 and December 31, 2018.
•Cohorts consistently increase their spend with us. For example, the 2017 cohort increased its annual spend by approximately 246% in 2020 compared to 2017.
•Newer cohorts have increased their spend faster than older cohorts. For example, the 2017 cohort spent approximately 80% more in 2018 compared to 2017. By comparison, the 2018 and 2019 cohorts spent approximately 98% and approximately 119% more, respectively, in their second years compared to their first years with us.
31  Includes purchases by Rocket WOW members who were members throughout the entire period.

That strong and increasing customer engagement and loyalty is also reflected in a consistently high spend driven by repeat purchases. The chart below reflects the composition of our annual spend from new customers and existing customers, irrespective of cancellations and returns. New customers are those who placed their first order with us in the specified year, while existing customers had placed their first order with us in a prior year. The percentage spend from existing customers has remained strong, increasing from approximately 87% in 2016 to approximately 90% in 2020.
Our ability to attract new customers and increase spend from existing customers depends on our ability to provide a superior experience. To this end, we offer a wide selection of products at competitive prices and an unparalleled delivery experience, convenient online shopping, and comprehensive customer service. We have developed technology that enables us to increase our operating efficiency through enhanced product merchandising and supply chain management, and to provide our customers with personalized product promotions and recommendations. We have benefited from word-of-mouth viral marketing in winning new customers, and we also conduct online and offline marketing and brand promotion activities to attract new customers.
While we are the leading e-commerce business in the market, our total net revenues remains a very small percentage of the total retail, grocery, consumer foodservice, and travel spend in the Korean market, which was $470 billion in 2019 and is expected to grow to $534 billion by 2024.32 We believe that Coupang is in the early stages of broad customer adoption by the larger retail market and expect the growth in spend by customer cohort to continue as a result of increased awareness of, and engagement with, our offerings, though the growth may fluctuate year over year.
Increased Selection and Category Mix
Our results of operations are also affected by the breadth and mix of products and services we offer. We offer a wide range of products and services to provide a one-stop shopping experience for our customers. We started our business by primarily selling products from merchants on our marketplace. To enhance the customer experience, we launched our owned-inventory selection in 2013 and Rocket Delivery in 2014, through which we currently offer millions of SKUs. We have increased the number of third-party and owned-inventory SKUs we offer by hundreds of millions in 2020 and 2019.
We expect to continue investing in our owned-inventory selection, including key categories where we currently see lower penetration. These categories include apparel, beauty, consumer electronics, and consumables. While we are focused on increasing our owned-inventory selection in these categories, we also expect to increase the number of merchants offering items in these categories in our marketplace. We expect that our expansion in these categories over time will increase our revenue as well as our gross profit. Our success in increasing selection, including expansion into new categories, has contributed to the increase in total net revenues in 2020, which was up 93.1% on a constant currency basis over 2019. Over that same period, our gross profit increased to $1,986 million in 2020 from $1,033 million in 2019.
As we increase selection, particularly in categories where we have historically had limited assortment, we expect not only to attract more customers, but also to improve loyalty and retention with our existing customers as Coupang becomes their one-stop shop.
Expansion into New Offerings
We have made, and intend to continue to make, strategic investments to offer new and complementary products and technologies. For example, in 2019, we extended our offerings to address online grocery and food delivery through our Rocket Fresh and Coupang Eats offerings, respectively. These and other strategic investments may adversely affect our future financial performance and cash flow generation as they require capital expenditures, marketing, and technology investments. Therefore, we believe that in the near term our investments in new offerings and other strategic investments are likely to have a negative impact on our margins and cash flow generation given their levels of maturity, growth rates, and scale. However, in the long term we believe these investments will be additive to total revenue, gross profits and, most importantly, Free Cash Flow. We expect that we will continue to make strategic investments in new offerings for customers beyond Rocket Fresh and Coupang Eats.
We also expect to invest in empowering merchants. We currently offer merchants solutions including our Fulfillment & Logistics by Coupang program, which enables merchants to become suppliers and offer customers a superior experience through our fulfillment, logistics, delivery, and customer service network, and myStore, which enables merchants to establish and manage their online stores. We also expect that improved advertising tools, insights, and recommendations will help merchants increase their sales with effective targeting, broader reach, and better management of their business and marketing strategies. We expect to continue investing in building out more solutions and tools to help merchants improve customer experience and generate higher sales.
Operating Leverage of our Business Model
Our cost and expense structure has several broad components: cost of sales, which includes the purchase price of products as well as inbound and outbound shipping costs; fulfillment costs, including
32 Calculation based on data from Euromonitor International Limited. “Total commerce” defined to include all online and offline retail—including grocery—consumer foodservice, and travel spend. Retailing 2021, Consumer Foodservice 2020, Travel 2021 value RSP, including sales tax, fixed 2019 exchange rate, constant prices. See the section titled “Market, Industry, and Other Data.”

the costs incurred in operating and staffing our fulfillment centers and customer service centers; investments in technology innovation and marketing; and employee compensation and welfare costs and expenses.
We believe that absolute gross profit dollars is a more meaningful measure than gross margin given the evolving mix of products and services we offer. Our total gross profit dollars grew significantly in 2020. Several factors are driving this improvement. As we grow sales in higher profit dollar per unit categories such as apparel, beauty, and consumer electronics, we expect our absolute gross profit to expand. As we continue to make investments in orchestration technology to optimize this process, we expect to continue to benefit from leverage against these costs. Finally, economies of scale, including those in logistics and supply chain, will drive higher efficiencies and lower costs. While gross profit may fluctuate from quarter to quarter, we expect it to increase over the long term.
Our cost structure has also been impacted by significant expenses associated with the strategic decision to invest in the growth of our business by incurring expenses in order to attract new customers and launch new offerings, including Rocket Fresh and Coupang Eats. As our total net revenues grow, we expect that overall costs as a percentage of revenue will decrease.
We believe that taking a thoughtful approach to building our customer base and investing in technology today will allow us to maximize revenue in the future. We may also add incremental sources of higher margin revenue in the future, such as additional advertising and merchant solutions. Therefore, we see the opportunity to increase overall operating leverage over time.
Investments in Technology and Infrastructure
We have made and will continue to make significant investments in our technology and infrastructure network to attract new customers and merchants, enhance the customer experience, and expand the capabilities and scope of our network. These investments will be a key driver of our long-term growth and competitiveness, but will negatively impact operating margin in the near-term.
Our results of operations depend on our ability to invest in our infrastructure to cost-effectively meet the demands of our anticipated growth. We operate the largest B2C logistics footprint as compared to other product e-commerce players in Korea.33 As of December 31, 2020, we had over 100 fulfillment and logistics centers in over 30 cities, encompassing over 25 million square feet. We plan to make investments to drive efficiency improvements in our fulfillment and logistics centers, accommodate greater selection, and support new offerings. We expect to continue to expand our last-mile delivery infrastructure, which today is the largest directly employed delivery fleet in Korea. As part of this expansion, to fulfill anticipated future customer demand, we plan to invest $870 million to build seven regional fulfillment centers over the next few years, for which we have not entered into any material commitments as of December 31, 2020. We have entered into construction contracts for other fulfillment center projects underway, each of which is expected to be completed within one year, with remaining commitments for capital expenditures of $208.0 million as of December 31, 2020. We expect that our future expenditures throughout Korea for both infrastructure and workforce-related costs will exceed several billion dollars over the next several years.
We expect spending on technology will increase over time as we add engineers, data scientists, services, and tools, among other investments. Our technology investment and capital spending projects support a variety of product and services that lead to innovations in the customer experience and expansion into new business initiatives. We believe that investment in technology and practical applications of artificial intelligence and machine learning will continue to reduce inefficiencies and change how customers live for the better.
33 Euromonitor International Limited. “Logistics footprint” is defined as the number of logistics centers, including fulfillment centers, logistics centers, and delivery hubs owned by the companies in the report. “Product e-commerce” is defined the same as the goods e-commerce definition in Euromonitor Passport Retailing 2021ed. “Product e-commerce players” as listed in Euromonitor Passport Retailing 2021ed, number of logistics centers, 2020 data. Research conducted on South Korea only. Korea used to mean South Korea, consistent with the Korean language. See the section titled “Market, Industry, and Other Data.”

Seasonality
Our business is seasonal, reflecting typical consumer purchasing behavior patterns over the course of the calendar year. Typically, we see peak order volumes in the first and fourth quarters, which include major holidays such as Korean Chuseok in late September and October, the Christmas and New Year holiday in December, and Lunar New Year in January and February. Our financials could also be impacted by the timing of these holidays and other events. For example, on years when Korean Chuseok falls in September we could see favorable trends in our volume in the third quarter, and in years when Korean Chuseok falls in October we could see favorable trends in our volume in our fourth quarter. In addition to seasonality in demand, suppliers are also impacted by seasonal weather patterns that could affect certain products, such as fresh produce. As our business grows and we enter new categories or launch new products, other seasonal trends may develop, or these existing seasonal trends may become more extreme.
Impact of COVID-19
The COVID-19 pandemic and resulting global disruptions have affected our business, as well as those of our customers, merchants, and suppliers. To serve our customers while also providing for the safety of our employees, we have adapted numerous aspects of our logistics and infrastructure, transportation, supply chain, purchasing, and third-party merchant processes. We have experienced and may continue to experience a net positive impact on our sales and consumer demand for our products and services following changes in consumer purchasing behavior and the implementation of governmental orders to mitigate the spread of COVID-19, which has resulted in higher levels of customer engagement. However, we have seen and expect to continue to see disruption in our supply chain, which in turn has and may continue to affect delivery times. To offset this disruption, since March 2020, we have increased staffing within our fulfillment and delivery infrastructure and have provided additional compensation to our workers and certain service providers to help fulfill increased order volumes from our customers. However, this increased demand on our business may not continue once the COVID-19 pandemic tapers.
In addition, since the initial outbreak of COVID-19, we have made numerous process updates across our operations and have adapted our fulfillment and delivery infrastructure to implement additional employee and customer safety measures, including enhanced cleaning and physical distancing, personal protective gear, disinfectant spraying, and temperature checks. These measures have been implemented to minimize the risk of spread of COVID-19 to our workers, our customers, and the communities in which we operate, and we may take further actions as may be required by government authorities or that we determine are in the best interests of our workers, customers, merchants, and suppliers. We also made other operational changes in our response to COVID-19 that negatively impacted our logistics and operations cost structure during the year, including costs relating to facility shutdown and remediation efforts and higher temporary labor costs. As a result, during 2020 we incurred $221.3 million in costs that we believe are attributable to impacts from the COVID-19 pandemic.
We expect these effects on our fulfillment and delivery infrastructure, as well as other operational and selling related impacts, to continue into the near future. However, the global impact of COVID-19 continues to rapidly evolve. We do not yet know the full extent of potential impacts of the pandemic on our business or operations or on the global economy, including the impact on our business and operations as a consequence of any future developments related to the duration and scope of the pandemic, any recurrence of the disease, the actions taken in response to the pandemic, the scale and rate of economic recovery from the pandemic, any ongoing effects on consumer demand and spending patterns, or other impacts of the pandemic, and whether these or other currently unanticipated consequences of the pandemic are reasonably likely to materially affect our results of operations, cash flows, or financial condition. For additional details, refer to the section titled “Risk Factors” contained elsewhere in this prospectus.

Components of Results of Operations
Total Net Revenues
We categorize our revenue as (1) net retail sales and (2) net other revenue. Total net revenues incorporate reductions for estimated returns, promotional discounts, and earned loyalty rewards and exclude amounts collected on behalf of third parties, such as value added taxes. We periodically provide customers with promotional discounts to retail prices, such as percentage discounts and other similar offers, to incentivize increased customer spending and loyalty. These promotional discounts are discretionary and are reflected as reductions to the selling price and revenue recognized on each corresponding transaction. Loyalty rewards are offered as part of revenue transactions to all retail customers, whereby rewards are earned as a percentage of each purchase, for the customer to apply towards the purchase price of a future transaction. We defer a portion of revenue from each originating transaction, based on the estimated standalone selling price of the loyalty reward earned, and then recognize the revenue as the loyalty reward is redeemed in a future transaction, or when they expire. The amount of the deferred revenue related to these loyalty rewards is not material.
Net retail sales represent the majority of our total net revenues which we earn from online product sales of our owned inventory to customers. Net other revenue includes revenue from commissions earned from merchants that sell their products through our apps or websites. We are not the merchant of record in these transactions, nor do we take possession of the related inventory.
Net other revenue also includes consideration from online restaurant ordering and delivery services performed by us, as well as advertising services provided on our apps or websites. We also earn subscription revenue from memberships to our Rocket WOW membership program, which provides customers with access to benefits such as access to Rocket Fresh, no minimum spend for Rocket Delivery, and free shipping on returns, which is also included in net other revenue.
Cost of Sales
Cost of sales primarily consists of the purchase price of products sold directly to customers where we record revenue gross, and includes logistics costs. Inbound shipping and handling costs to receive products from suppliers are included in inventory and recognized in cost of sales as products are sold. Additionally, cost of sales includes outbound shipping and logistics related expenses, and depreciation and amortization expense.
Operating, General and Administrative Expenses
Operating, general and administrative expenses include all our operating costs excluding cost of sales, as described above. More specifically, these expenses include costs incurred in operating and staffing our fulfillment centers (including costs attributed to receiving, inspecting, picking, packaging, and preparing customer orders), customer service related costs, payment processing fees, costs related to the design, execution, and maintenance of our technology infrastructure and online offerings, advertising costs, general corporate function costs, and depreciation and amortization.
Interest Income
Interest income consists primarily of interest earned from our cash and cash equivalents and restricted cash.
Interest Expense
Interest expense primarily consists of interest on our finance lease liabilities, short-term borrowings and long-term debt, and our convertible notes issued in our 2018 convertible note financing (the “Convertible Notes”). Additionally, we expect interest expense to increase in the future in connection with any borrowings under the new revolving credit facility. See “—Other Liquidity Measures—New Revolving Credit Facility.”

Other Income, Net
Other income, net consists primarily of foreign currency gains and losses, and changes in fair value recorded on the derivative instrument. See Note 9 to our audited consolidated financial statements included elsewhere in this prospectus for a description of changes in fair value recorded on our derivative instrument.
Income Tax Expense (Benefit)
Coupang, LLC (“Parent”) is a “flow-through” entity for tax purposes. As such, U.S. federal and state income taxes on net domestic taxable earnings are the obligation of the parent’s unitholders. Accordingly, no provision for U.S. income taxes are made in the consolidated financial statements. In contrast to the Parent, the Parent’s domestic and foreign subsidiaries are taxable entities. Income taxes incurred by these subsidiaries are recorded in income tax expense (benefit) in the consolidated statements of operations and comprehensive loss.
Results of Operations
The results of operations presented herein include our consolidated results of operations.

	Year Ended December 31,
	2020	2019	2018

	(in thousands)
Net retail sales	$11,045,096	$5,787,090	$3,799,129
Net other revenue	922,243	486,173	254,460
Total net revenues	11,967,339	6,273,263	4,053,589
Cost of sales	9,981,159	5,240,159	3,864,205
Operating, general and administrative	2,513,912	1,676,941	1,241,790
Total operating cost and expenses	12,495,071	6,917,100	5,105,995
Operating loss	(527,732)	(643,837)	(1,052,406)
Interest income	10,991	19,135	3,925
Interest expense	(107,762)	(96,907)	(70,949)
Other income, net	149,900	22,569	24,177
Loss before income taxes	(474,603)	(699,040)	(1,095,253)
Income tax expense (benefit)	292	(241)	2,279
Net loss	$(474,895)	$(698,799)	$(1,097,532)

	Year Ended December 31,
	2020	2019	2018

	(in thousands)
Net revenues
Net retail sales	$11,045,096	$5,787,090	$3,799,129
Net retail sales growth	90.9%	52.3%	70.2%
Exchange rate effect	136,447	343,712	(102,601)
Net retail sales, constant currency	$11,181,543	$6,130,802	$3,696,528
Net retail sales growth, constant currency	93.2%	61.4%	65.6%

Net other revenue	$922,243	$486,173	$254,460
Net other revenue growth	89.7%	91.1%	48.3%
Exchange rate effect	11,393	28,875	(6,872)
Net other revenue, constant currency	$933,636	$515,048	$247,588
Net other revenue growth, constant currency	92.0%	102.4%	44.3%
Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
Net Retail Sales
Net retail sales for the year ended December 31, 2020 increased $5,258.0 million, or 90.9% (93.2% on a constant currency basis), as compared to the year ended December 31, 2019. The increase was primarily due to a 18.2% growth in our Active Customers in 2020, as well as 61.5% growth (63.5% on a constant currency basis) in our net retail sales per Active Customer during that same period, driven by a continual increase in product selection and additional offerings provided to our customers. Also impacting the increase in net retail sales was changes in consumer behavior in response to the COVID-19 pandemic.
Net Other Revenue
Net other revenue for the year ended December 31, 2020 increased $436.1 million, or 89.7% (92.0% on a constant currency basis), as compared to the year ended December 31, 2019. The increase was primarily due to the 18.2% growth in our Active Customers in 2020, as well as a 60.5% growth (62.5% on a constant currency basis) in our net other revenue per Active Customer during that same period, driven by an increase in merchants on our marketplace, and related offerings and product selection. Also impacting the increase in net other revenue was changes in consumer behavior in response to the COVID-19 pandemic.
Cost of Sales
Cost of sales for the year ended December 31, 2020 increased $4,741.0 million, or 90.5%, as compared to the year ended December 31, 2019. The increase was attributable to increased product and logistics costs resulting from increased sales. Cost of sales as a percentage of revenue slightly improved from 83.5% in 2019 to 83.4% in 2020, primarily due to efficiencies of scale in our supply chain and direct sourcing from manufacturers, offset by additional COVID-19 related expenses in our logistics network and product costs.

Operating, General and Administrative Expenses
Operating, general and administrative expenses for the year ended December 31, 2020 increased $837.0 million, or 49.9%, as compared to the year ended December 31, 2019. The increase was primarily due to an increase in fulfillment center capacity, technology infrastructure and general corporate costs to support our overall growth, as well as additional expenses associated with the COVID-19 pandemic and related safety measures. These expenses as a percentage of revenue decreased from 26.7% in 2019 to 21.0% in 2020, due primarily to our ability to continue to generate leverage from the scale of our growing operations, and lower spending on advertising as a result of the COVID-19 pandemic.
Interest Income
Interest income for the year ended December 31, 2020 decreased $8.1 million, or (42.6)%, as compared to the year ended December 31, 2019. The decrease was primarily due to lower amounts of cash invested in interest bearing accounts during 2020.
Interest Expense
Interest expense for the year ended December 31, 2020 increased $10.9 million, or 11.2%, as compared to the year ended December 31, 2019. The increase was primarily attributable to an increase in interest expense on our Convertible Notes due to compounding paid-in-kind interest at higher average rates during 2020.
Other Income, Net
Other income, net for the year ended December 31, 2020 increased $127.3 million, or 564.2%, as compared to the year ended December 31, 2019. The increase was primarily due to a gain of $149.8 million from a change in the value of our derivative instrument for the year ended December 31, 2020 compared with a $(36.8) million loss for the year ended December 31, 2019. Offsetting the increase from the change in derivative values was a $(20.8) million decrease in foreign currency gains and a $35.7 million gain on forward sale contracts that occurred in 2019.
Year Ended December 31, 2019 Compared to Year Ended December 31, 2018
Net Retail Sales
Net retail sales for the year ended December 31, 2019 increased $1,988.0 million, or 52.3% (61.4% on a constant currency basis), as compared to the year ended December 31, 2018. The increase was primarily due to a 34.3% growth in our Active Customers in 2019, as well as 13.4% growth (20.1% on a constant currency basis) in our net retail sales per Active Customer during that same period, driven by a general increase in product selection, in-stock availability, and offerings provided to our customers.
Net Other Revenue
Net other revenue for the year ended December 31, 2019 increased $231.7 million, or 91.1% (102.4% on a constant currency basis), as compared to the year ended December 31, 2018. The increase was primarily due to the 34.3% growth in our Active Customers in 2019, as well as a 42.2% growth (50.7% on a constant currency basis) in our net other revenue per Active Customer during that same period, driven by an increase in merchants on our marketplace and related offerings and product selection.
Cost of Sales
Cost of sales for the year ended December 31, 2019 increased $1,376.0 million, or 35.6%, as compared to the year ended December 31, 2018. The increase was attributable to the increase in net retail sales to existing and new Active Customers. Cost of sales as a percentage of revenue decreased from 95.3% in 2018 to 83.5% in 2019, due primarily to efficiencies of scale in our supply chain and direct sourcing from manufacturers.
Operating, General and Administrative Expenses
Operating, general and administrative expenses for the year ended December 31, 2019 increased $435.2 million, or 35.0%, as compared to the year ended December 31, 2018. The increase was due primarily to additional expenses associated with the increase in fulfillment center capacity, technology infrastructure, advertising expense, and general corporate costs to support our overall growth. These expenses as a percentage of revenue decreased from 30.6% in 2018 to 26.7% in 2019, due primarily to our ability to generate leverage from the scale of our growing operations.
Interest Income
Interest income for the year ended December 31, 2019 increased $15.2 million, or 387.5%, as compared to the year ended December 31, 2018. The increase was primarily due to the significantly higher amounts of cash invested in money market accounts during 2019.
Interest Expense
Interest expense for the year ended December 31, 2019 increased $26.0 million, or 36.6%, as compared to the year ended December 31, 2018. The increase was predominantly due to an increase of 35.6% in the average debt balance in 2019 compared to 2018.
Other Income, Net
Other income, net for the year ended December 31, 2019 decreased $1.6 million, or 6.7%, as compared to the year ended December 31, 2018. The decrease was primarily due to a loss of $(36.8) million from a change in the value of the derivative instrument for the year ended December 31, 2019 compared with a $22.1 million gain for the year ended December 31, 2018. Offsetting the change in derivative values was an approximate $21.1 million increase in foreign currency gains and a $35.7 million increase in gain on forward sale contracts for the year ended December 31, 2019 compared to the year ended December 31, 2018.
Income Tax Expense (Benefit)
Income tax expense (benefit) was $(0.2) million for the year ended December 31, 2019, as compared to $2.3 million for the year ended December 31, 2018. The change was due to changes in a statutory tax obligation from 2019 to 2018 that resulted in an income tax benefit for the year ended December 31, 2019.
Quarterly Results of Operations
The following table presents our unaudited selected consolidated quarterly results of operations for the eight quarters ended December 31, 2020. These unaudited selected consolidated quarterly results of operations have been prepared on the same basis as our audited consolidated financial statements included elsewhere in this prospectus. The operating results for any quarter are not necessarily indicative of results for any future period. Our business is affected by seasonality, which historically has resulted in higher sales volume during our fourth quarter. The quarterly results were as follows:

	Three Months Ended
	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019

	(in thousands)
Total net revenues	$3,803,493	$3,136,507	$2,614,080	$2,413,259	$1,903,663	$1,612,085	$1,409,047	$1,348,468
Cost of sales	3,154,312	2,669,479	2,174,377	1,982,991	1,538,552	1,311,055	1,184,411	1,206,141
Operating loss	(136,146)	(217,865)	(98,174)	(75,547)	(74,169)	(130,258)	(181,151)	(258,259)
Net loss	$(87,999)	$(174,627)	$(105,006)	$(107,263)	$(83,834)	$(139,255)	$(185,818)	$(289,892)
Quarterly Trends
Total Net Revenues
Total net revenues for each of the quarters was higher than the same quarters of the prior year as a result of growth in our Active Customers and net revenue per Active Customer, driven by on-going increases in product selection and additional offerings provided to our customers. Also impacting the increase in our total net revenues in 2020 were changes in consumer behavior in response to the COVID-19 pandemic.
Cost of Sales
Cost of sales increased in each of the quarters of 2020, compared to the same quarters of the prior year, due in part to increased product and logistics costs resulting from increased sales. Cost of sales as a percentage of revenue decreased quarter-over-quarter in 2019, primarily due to efficiencies of scale in our supply chain and direct sourcing from manufacturers. Cost of sales as a percentage of revenue generally increased quarter-over-quarter in 2020, as efficiencies of scale in our supply chain were offset by additional COVID-19 related expenses in our logistics network and product costs.
Operating Loss
Operating loss decreased in each of the first two quarters in 2020 compared to the corresponding quarterly periods in 2019 due to continued efficiencies of scale in our supply chain and direct sourcing from manufacturers, as well as our ability to generate leverage from the scale of our growing operations. Operating loss increased for each of the final two quarters of 2020 compared to the corresponding quarterly periods in 2019 due to increases in fulfillment center capacity, technology infrastructure and general corporate costs to support our overall growth, as well as additional expenses associated with the COVID-19 pandemic and related safety measures.
Non-GAAP Financial Measures
We use EBITDA and EBITDA Margin, Free Cash Flow, and Constant Currency Revenue and Constant Currency Revenue Growth to measure our performance, identify trends, and make strategic decisions. The following tables present the reconciliations from each GAAP measure to its corresponding non-GAAP measure for the periods noted:

Free Cash Flow

	Net cash provided by (used in) operating activities	Less: Capital expenditures	Add: Proceeds from sale of property and equipment	Free Cash Flow	Net cash used in investing activities	Net cash provided by (used in) financing activities

	(in thousands)
Trailing Twelve Months:
September 30, 2020	$340,729	(405,458)	3,625	$(61,104)	$(437,242)	$34,449
June 30, 2020	$47,068	(246,822)	3,749	$(196,005)	$(241,362)	$(13,708)
March 31, 2020	$179,364	(258,673)	3,588	$(75,721)	$(255,184)	$832,157
September 30, 2019	$(447,265)	(177,710)	243	$(624,732)	$(171,135)	$1,729,430
June 30, 2019	$(555,429)	(144,869)	275	$(700,023)	$(140,262)	$1,810,095
March 31, 2019	$(636,876)	(113,349)	265	$(749,960)	$(108,784)	$1,371,061

Three Months Ended:
December 31, 2020	$16,466	(169,689)	285	$(152,938)	$(170,306)	$69,965
September 30, 2020	$210,378	(213,818)	—	$(3,440)	$(251,611)	$54,757
June 30, 2020	$(240,010)	(33,018)	177	$(272,851)	$(34,531)	$(60,499)
March 31, 2020	$314,720	(68,105)	45	$246,660	$(64,206)	$114,279
December 31, 2019	$55,641	(90,517)	3,403	$(31,473)	$(86,894)	$(74,088)
September 30, 2019	$(83,283)	(55,182)	124	$(138,341)	$(55,731)	$6,600
June 30, 2019	$(107,714)	(44,869)	16	$(152,567)	$(48,353)	$785,366
March 31, 2019	$(176,487)	(27,255)	—	$(203,742)	$(27,246)	$466,226
December 31, 2018	$(79,781)	(50,404)	103	$(130,082)	$(39,805)	$471,238
September 30, 2018	$(191,447)	(22,341)	156	$(213,632)	$(24,858)	$87,265
June 30, 2018	$(189,161)	(13,349)	6	$(202,504)	$(16,875)	$346,332
March 31, 2018	$(234,076)	(7,307)	—	$(241,383)	$(10,296)	$338,117
EBITDA and EBITDA Margin

	Three Months Ended
	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019

	(in thousands)
Total net revenues	$3,803,493	$3,136,507	$2,614,080	$2,413,259	$1,903,663	$1,612,085	$1,409,047	$1,348,468

Net loss	(87,999)	(174,627)	(105,006)	(107,263)	(83,834)	(139,255)	(185,818)	(289,892)
Net loss margin	(2.3)%	(5.6)%	(4.0)%	(4.4)%	(4.4)%	(8.6)%	(13.2)%	(21.5)%
Adjustments:
Depreciation and amortization	41,968	32,296	27,843	25,412	20,727	17,678	16,649	15,854
Interest expense	29,339	25,712	26,196	26,515	23,925	23,992	26,784	22,206
Interest income	(1,479)	(1,267)	(3,082)	(5,163)	(5,404)	(7,429)	(3,638)	(2,664)
Income tax expense (benefit)	64	21	84	123	71	105	(563)	146
EBITDA	$(18,107)	$(117,865)	$(53,965)	$(60,376)	$(44,515)	$(104,909)	$(146,586)	$(254,350)
EBITDA Margin	(0.5)%	(3.8)%	(2.1)%	(2.5)%	(2.3)%	(6.5)%	(10.4)%	(18.9)%

Constant Currency Revenue and Constant Currency Revenue Growth

	Three Months Ended
	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019

	(in thousands)
Total net revenues	$3,803,493	$3,136,507	$2,614,080	$2,413,259	$1,903,663	$1,612,085	$1,409,047	$1,348,468
Total net revenues growth	99.8%	94.6%	85.5%	79.0%	63.9%	62.8%	45.5%	44.4%
Adjustment:
Exchange rate effect	(123,029)	2,878	121,018	146,973	86,989	104,541	114,670	66,387
Total net revenue, constant currency	$3,680,464	$3,139,385	$2,735,098	$2,560,232	$1,990,652	$1,716,626	$1,523,717	$1,414,855
Total net revenue, constant currency growth	93.3%	94.7%	94.1%	89.9%	71.3%	73.4%	57.4%	51.5%
Liquidity and Capital Resources
Liquidity
As of December 31, 2020 and 2019, we had members’ deficit of $(4.1) billion and $(3.5) billion, respectively. We anticipate that we will continue to incur losses for the next few years. We expect that our investment into our growth strategy will continue to be significant, including with respect to the expansion of our fulfillment, logistics, and technology capabilities. As part of this expansion, to fulfill anticipated future customer demand, we plan to invest $870 million to build seven regional fulfillment centers over the next few years, for which we have not entered into any material commitments as of December 31, 2020. We have entered into construction contracts or other fulfillment center projects underway, each of which is expected to be completed within one year, with remaining commitments for capital expenditures of $208.0 million as of December 31, 2020. We expect that our future expenditures throughout Korea for both infrastructure and workforce-related costs will exceed several billion dollars over the next several years.
Our primary source of funds has been, and we expect it to continue to be, cash generated from our net revenues, supplemented through debt financing and sales of our equity securities. We had total cash and cash equivalents and restricted cash of $1.4 billion at December 31, 2020 as compared to $1.4 billion at December 31, 2019.

	Year Ended December 31,
	2020	2019	2018

	(in thousands)
Net cash provided by (used in) operating activities	$301,554	$(311,843)	$(694,465)
Net cash used in investing activities	(520,654)	(218,224)	(91,834)
Net cash provided by financing activities	178,502	1,184,104	1,242,952
Effect of exchange rate changes on cash and cash equivalents and restricted cash	70,365	(22,412)	(17,122)
Net increase in cash and cash equivalents, and restricted cash	$29,767	$631,625	$439,531
Cash and cash equivalents, and restricted cash at beginning of the year	$1,371,535	$739,910	$300,379
Cash and cash equivalents, and restricted cash at end of year	$1,401,302	$1,371,535	$739,910

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
Operating Activities
Our net cash provided by operating activities was $301.6 million for the year ended December 31, 2020, representing an increase of $613.4 million, or 196.7%, as compared to $(311.8) million of cash used in operations for the year ended December 31, 2019. The improvement in our operating cash flows was primarily driven by a $326.1 million increase from changes in operating assets and liabilities, primarily driven by a $649.3 million increase in accounts payable, partially offset by a $225.3 million increase in inventory and a $132.2 million increase in other assets to support the overall growth in our business. Also contributing to the improvements in the cash flow from operating activities was a $223.9 million decrease in net loss, due in large part to a 90.8% increase in total net revenues with a slightly improved cost of sales margin. In addition, there was a $63.4 million improvement in our operating cash flow from non-cash expenses affecting the net loss in 2020, mainly attributable to a $250.0 million increase in various non-cash related expenses, partially offset by a $(186.6) million change in the fair value of our derivative instrument.
Investing Activities
Our net cash used in investing activities was $(520.7) million for the year ended December 31, 2020, representing an increase of $302.4 million, or 138.6%, as compared to $(218.2) million used in investing activities for the year ended December 31, 2019. This increase was mainly driven by a $266.8 million increase in purchases of property and equipment. Our capital expenditures primarily related to investments in our fulfillment and logistics infrastructure, as well as technology equipment and capabilities.
Financing Activities
Our net cash provided by financing activities for the year ended December 31, 2020 decreased $1,005.6 million, or (84.9)%, as compared to the year ended December 31, 2019. This decrease was primarily driven by a $1,487.8 million decrease in cash proceeds from the issuance of common units and preferred units, net of issuance costs, primarily from a $1,500 million issuance of Class J preferred units in 2019, partially offset by a $310.1 million reduction in repayments of debt and short-term borrowing and a $154.5 million increase in proceeds from debt and short-term borrowings, net of issuance costs.
Year Ended December 31, 2019 Compared to Year Ended December 31, 2018
Operating Activities
Our net cash used in operating activities was $(311.8) million for the year ended December 31, 2019, representing a decrease of $382.6 million, or 55.1%, as compared to $(694.5) million of cash used in operations for the year ended December 31, 2018. The improvement in our operating cash flows was primarily driven by a $398.7 million decrease in net loss, due in large part to a 54.8% increase in total net revenues with a corresponding 1,180 basis point improvement in cost of sales margins due to efficiencies of scale in our supply chain and direct sourcing from manufacturers. Also contributing to the improvement in our operating cash flows was a $152.3 million increase in non-cash expenses affecting the net loss in 2019, mainly attributable to $84.6 million in non-cash operating lease expense, a $58.9 million change in the fair value of our embedded derivative instrument, and a $24.7 million increase in paid-in-kind interest and accretion of the discount on our Convertible Notes. This decrease in net cash used in operating activities was offset by a $168.4 million reduction in cash flows due to changes in operating assets and liabilities, primarily driven by a $119.3 million increase in inventory to support the growth in our online business, as well as a $60.0 million increase in accounts receivable, net, as a result of the timing of receipt of payments from payment gateway providers.

Our net cash used in operating activities was $(694.5) million for the year ended December 31, 2018, primarily consisting of $(1,097.5) million of net loss, $177.3 million of non-cash expenses, and $225.7 million in cash provided by changes in operating assets and liabilities.
Investing Activities
Our net cash used in investing activities was $(218.2) million for the year ended December 31, 2019, representing an increase of $126.4 million, or 137.6%, as compared to $(91.8) million used in investing activities for the year ended December 31, 2018. This increase was driven by a $124.4 million increase in cash used to purchase property and equipment. Our capital expenditures primarily related to investments in our fulfillment centers and logistics infrastructure in Korea, as well as technology equipment in Korea, China, and the United States.
Our net cash used in investing activities was $(91.8) million for the year ended December 31, 2018, representing $93.4 million in cash used to purchase property and equipment.
Financing Activities
Our net cash provided by financing activities for the year ended December 31, 2019 decreased $58.8 million, or 4.7%, as compared to the year ended December 31, 2018. This decrease was primarily driven by a $1,450.5 million reduction in proceeds from debt, short-term borrowings, and Convertible Notes, net of issuance costs, as well as $114.6 million in cash used in 2019 to repurchase common units and preferred units. These movements were offset by a $968.2 million increase in cash proceeds from the issuance of common units and preferred units, net of issuance costs, and a $535.4 million reduction in repayments of debt and short-term borrowing.
Our net cash provided by financing activities was $1,243.0 million for the year ended December 31, 2018, consisting primarily of $1,582.9 million in proceeds from debt, short-term borrowing, and Convertible Notes, net of issuance costs, as well as $548.2 million in proceeds from issuance of common units and preferred units, net of issuance costs. These proceeds are offset by $883.6 million repayment of debt and short-term borrowing.
Our liquidity is also affected by restricted cash balances that primarily are pledged as collateral for potential refunds on transactions with customers or future payments to suppliers and merchants in certain jurisdictions, as well as cash on deposit designated for interest and principal debt repayments. As of December 31, 2019 and 2018, restricted cash was $149.3 million and $128.4 million, respectively.
We believe that existing cash and cash equivalents, restricted cash, available borrowings under our short-term borrowings, and long-term debt will be sufficient to meet our anticipated cash requirements for at least the next 12 months. However, we may need additional cash resources in the future if we find and pursue opportunities for investment, acquisition, strategic cooperation, or other similar actions, which may include investing in technology, our logistics and fulfillment infrastructure, or related talent. If we determine that our cash requirements exceed our amounts of cash on hand or if we decide to further optimize our capital structure, we may seek to issue additional debt or equity securities or obtain credit facilities or other sources of financing. This financing may not be available on favorable terms, or at all.
Capital Resources
Our short-term borrowings generally include lines of credit with financial institutions available to be drawn upon for general operating purposes. During 2018, we entered into a $200 million short-term borrowing arrangement with one of our preferred unitholders, which was repaid at maturity in 2019.
In March 2017, we entered into a term loan facility agreement. At December 31, 2020, we had pledged $358.5 million of land, building, inventories, and short-term financial instruments as collateral against any borrowed amounts. We pledged $7.6 million of time deposits, which is classified as short-term restricted cash. Principal is to be paid at maturity and interest is to be paid on a quarterly basis.

In December 2019, we entered into a one year revolving facility agreement. At December 31, 2020, we had $137.9 million outstanding which was secured by $989.6 million of our inventory. The revolving facility matures in January 2021 with an option that allows us to extend the maturity of the borrowing for an additional 364 days from the maturity date. The Company exercised this option in January 2021. The revolving facility bears interest at the average of final quotation yield rates for 91-day Korean Won (“KRW”)-denominated bank certificate of deposit rates plus 3.25% and has a commitment fee of 0.75% on the undrawn portion.
In November 2019, we entered into a term loan facility agreement secured by a certain amount of our accounts receivable. At December 31, 2020, we had $19.2 million outstanding and had $2.9 million deposited in the trust account for repayment guarantee purposes, which is classified as short-term and long-term restricted cash on the consolidated balance sheets. Principal and interest are to be paid on a monthly basis.
From February 23, 2018 to May 16, 2018, we issued Convertible Notes in an aggregate principal amount of $501.5 million (total proceeds of $506.8 million, which included a total net funding premium at issuance) with a maturity of the earlier of the fourth anniversary from the first issuance date or the consummation of a liquidity event. The Convertible Notes bear an interest rate that starts at 5.5% and increases to a maximum of 12.5% over the four-year term. All interest compounds semi-annually and shall be paid-in-kind with principal at maturity in cash or upon conversion as described below. The Convertible Notes are convertible into our equity securities in the following situations: (i) automatic conversion into equity securities issued in a qualifying public offering, (ii) optional conversion upon a non-qualifying public offering, and (iii) optional conversion upon maturity. Upon the occurrence of a qualifying public offering or a non-qualifying public offering, the outstanding balance of the Convertible Notes convert (or are convertible) into units of our equity securities issued at the lower of (i) the relevant equity price in connection with the public offering with a discount rate range that begins at 25% and increases to a maximum of 40% over the four-year term, and (ii) a price calculated by dividing $6.3 billion with the number of common or ordinary equity securities outstanding on the closing of such public offering, on an as-converted, as-exercised basis (excluding the number of shares issued in such public offering). In October 2020, we agreed to an amendment with the Convertible Note holders to grant us the right to extend, at our sole discretion, the maturity of the Convertible Notes by six months.
The Convertible Notes contain embedded derivatives that allow, or require, the holders of the Convertible Notes to convert them into a variable number of our equity securities for a value equal to a significant premium over the then principal and accrued interest balance. These embedded derivatives are required to be bifurcated and accounted for separately as a single, compound derivative instrument. We recorded the derivative instrument at its initial fair value of $135.2 million as discount on the Convertible Notes face amount. The discount on the Convertible Notes will be amortized over the contractual period, using the effective interest rate method. The Convertible Notes have an annual effective interest rate of approximately 16.99%. We recorded interest expense for the years ended December 31, 2020 and 2019 of $91.0 million and $75.9 million, respectively, consisting of $59.1 million and $38.3 million of contractual interest expense and $31.9 million and $37.6 million of debt discount amortization, respectively. The fair value of the derivative instrument was $0.0 million and $149.8 million at December 31, 2020 and 2019, respectively.
Other Liquidity Measures
New Revolving Credit Facility
In February 2021, we entered into a new three-year senior unsecured credit facility (the “new revolving credit facility”) providing for revolving loans in an aggregate principal amount of up to $475.0 million (automatically increasing to an aggregate principal amount of $950.0 million if, within four months of entry into the new revolving credit facility, we receive at least $2.0 billion in net proceeds from this offering). The new revolving credit facility provides us the right to request incremental commitments up to

$1.25 billion if we have received at least $2.0 billion in net proceeds from this offering, subject to customary conditions.
Borrowings under the new revolving credit facility are not permitted prior to receipt of at least $2.0 billion in net proceeds of this offering, are not permitted to the extent any amounts are drawn under our existing revolving credit facility, and are subject to other customary conditions. Borrowings under the new revolving credit facility bear interest, at our option, at a rate per annum equal to (i) a base rate equal to the highest of (A) the prime rate, (B) the higher of the federal funds rate or a composite overnight bank borrowing rate plus 0.50%, or (C) an adjusted LIBOR rate for a one-month interest period plus 1.00% or (ii) an adjusted LIBOR rate plus a margin equal to 1.00%. We are also required to pay other customary fees for a credit facility of this size and type, including letter of credit fees, an upfront fee, and an unused commitment fee.
The new revolving credit facility contains a number of covenants that, among other things, restrict our ability to:
•incur or guarantee additional debt;
•make certain investments and acquisitions;
•make certain restricted payments and payments of certain indebtedness;
•incur certain liens or permit them to exist; and
•make fundamental changes and dispositions (including dispositions of the equity interests of subsidiary guarantors).
Each of these restrictions is subject to various exceptions.
In addition, the new revolving credit facility requires us to (i) maintain a ratio of secured indebtedness to total consolidated tangible assets of less than 35%, if we have $1 or more of revolving loans or any unreimbursed drawn letters of credit outstanding under the new revolving credit facility at the end of each fiscal quarter and (ii) maintain a minimum amount of liquidity of at least $625.0 million (or $312.5 million to the extent the aggregate commitment of the new revolving credit facility is $500.0 million).
The new revolving credit facility is guaranteed on a senior unsecured basis by certain material restricted subsidiaries of Coupang, LLC (including Coupang Corp.), subject to customary exceptions. The new revolving credit facility also contains certain customary affirmative covenants and events of default for facilities of this type.

Contractual Obligations and Commitments
We have certain fixed contractual obligations and commitments that include future estimated payments for general operating purposes. Changes in our business needs, contractual cancellation provisions, fluctuating interest rates, and other factors may result in actual payments differing from the estimates. We cannot provide certainty regarding the timing and amounts of these payments. The following table summarizes our fixed contractual obligations and commitments (in millions) as of December 31, 2020:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Payments Due
Unconditional purchase obligations (unrecognized)	$74.3	$47.6	$26.7	$—	$—
Long-term debt and convertible notes (including interest)	1,166.6	87.8	1,078.8	—	—
Operating leases(a)	1,279.3	252.2	416.0	280.8	330.3
Finance leases(b)	10.5	2.6	6.1	0.7	1.1
Total	$2,530.7	$390.2	$1,527.5	$281.5	$331.4
_____________
(a)$212.6 million in lease imputed interest is applicable to operating leases, totaling $1,066.7 million total operating lease commitments.
(b)$2.9 million in lease imputed interest is applicable to finance leases, totaling $7.6 million total finance lease commitments.
The commitment amounts in the table above are associated with contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used, fixed, minimum, or variable price provisions, and the approximate timing of the actions under the contracts. The table does not include obligations under agreements that we can cancel without a significant penalty.
Unconditional purchase obligations include legally binding contracts that are not reflected on the consolidated balance sheets. These contractual commitments primarily relate to software licenses and technology related service contracts. For contracts with variable terms, we do not estimate the total obligation beyond any minimum pricing as of the reporting date. Long-term debt and Convertible Notes (including interest) presented above includes the repayment of our Convertible Notes at maturity in 2022, which would consist of $501.5 million in principal and $211.8 million of accrued interest in the event the Convertible Notes are settled in cash. The Convertible Notes may also be settled through conversion into our equity securities at or prior to maturity, as described in Note 9 – “Convertible Notes and Derivative Instrument” to our audited consolidated financial statements included elsewhere in this prospectus.
Off-Balance Sheet Arrangements
We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.
Qualitative and Quantitative Disclosures about Market Risk
We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates, foreign currency, and credit.

Interest Rate Risk
At December 31, 2020, we had cash, cash equivalents, and restricted cash of $1.4 billion. Interest-earning instruments carry a degree of interest rate risk. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure. Our interest rate risk arises primarily from our short-term borrowings. Borrowings issued at variable rates expose us to variability in cash flows. Our policy, in the management of interest rate risk, is to strike a balance between fixed and floating rate financial instruments as well as our cash and cash equivalents and any short-term investments we may hold. The balance struck by our management is dependent on prevailing interest rate markets at any point in time.
Our short-term borrowings generally include lines of credit with financial institutions, some of which carry variable interest rates. An assumed hypothetical 10% change in prevailing interest rates would not have a material impact on our results of operations. Any future borrowings incurred under the new revolving credit facility accrue interest at a floating rate based on a formula tied to certain market rates at the time of incurrence.
Foreign Currency Risk
We have accounts on our foreign subsidiaries’ ledgers, which are maintained in the respective subsidiary’s local currency and translated into U.S. dollars (“USD”) for reporting of our consolidated financial statements. As a result, we are exposed to fluctuations in the exchange rates of various currencies against the USD and other currencies, including the KRW.
Transactional
We generate the majority of our revenue from customers within Korea. Typically, we aim to align costs with revenue denominated in the same currency, but we are not always able to do so. As a result of the geographic spread of our operations and due to our reliance on certain products and services priced in currencies other than KRW, our business, results of operations, and financial condition have been and will continue to be impacted by the volatility of the KRW against foreign currencies.
Translational
Coupang, LLC’s functional currency and reporting currency is the USD. The local and functional currency for our Korean subsidiary, Coupang Corp., which is our primary operating subsidiary is the KRW. The other subsidiaries predominantly utilize their local currencies as their functional currencies. Assets and liabilities of each subsidiary are translated into USD at the exchange rate in effect at the end of each period. Revenue and expenses for these subsidiaries are translated into USD using average rates that approximate those in effect during the period. Consequently, increases or decreases in the value of the USD affect the value of these items with respect to the non-USD-denominated businesses in the consolidated financial statements, even if their value has not changed in their original currency. For example, a stronger USD will reduce the reported results of operations of non-USD-denominated businesses and conversely a weaker USD will increase the reported results of operations of non-USD-denominated businesses. An assumed hypothetical 10% adverse change in average exchange rates used to translate foreign currencies to USD would have resulted in a decline in total net revenues of $1,071.6 million and a change in net loss of $32.2 million for the year ended December 31, 2020.
At this time, we do not, but we may in the future, enter into derivatives or other financial instruments in an attempt to hedge our foreign currency risk. It is difficult to predict the impact hedging activities would have on our results of operations.
Credit Risk
Our cash and cash equivalents, deposits, and loans with banks and financial institutions are potentially subject to concentration of credit risk. We place cash and cash equivalents with financial institutions that management believes are of high credit quality. The degree of credit risk will vary based on many factors including the duration of the transaction and the contractual terms of the agreement. As appropriate, management evaluates and approves credit standards and oversees the credit risk management function related to investments.
Critical Accounting Policies and Estimates
We have identified the following accounting policies we believe as the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of our operations. The application of these policies requires significant and complex management estimates, assumptions, and judgment, and the reporting of materially different amounts could result if different estimates or assumptions were used or different judgments were made. See Note 2 to our consolidated financial statements appearing elsewhere in this prospectus for a description of our other significant accounting policies. The preparation of our consolidated financial statements in conformity with GAAP requires our management to make estimates and judgments that affect the amounts reported in those consolidated financial statements and accompanying notes. Although we believe that the estimates we use are reasonable, given the inherent uncertainty involved in making those estimates and due to the impact and unforeseen effects on the global economy from the COVID-19 pandemic, those estimates required increased judgment, and actual results reported in future periods could differ from those estimates and assumptions.
Revenue Recognition
Our revenue principally consists of retail sales earned from our online product sales to customers, commissions earned on transactions through our online business, consideration from online restaurant ordering and delivery services, third-party advertising, and subscription fees. Revenue represents the amount of expected consideration we are entitled to receive upon the transfer of promised goods or services in the ordinary course of our activities and is recorded net of estimated returns, promotional discounts, earned loyalty rewards, and value added taxes. Consistent with the criteria of Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers, we recognize revenue when performance obligations are satisfied by transferring control of a promised good or service to a customer. For performance obligations that are satisfied at a point in time, we also consider the following indicators to assess whether control of a promised good or service is transferred to the customer: (i) right to payment; (ii) legal title; (iii) physical possession; (iv) significant risks and rewards of ownership; and (v) acceptance of the good or service. For performance obligations satisfied over time, we recognize revenue over time by measuring the progress toward complete satisfaction of a performance obligation.
The application of various accounting principles related to the measurement and recognition of revenue requires us to make judgments and estimates. Specifically, complex arrangements with non-standard terms and conditions may require relevant contract interpretation to determine the appropriate accounting treatment, including whether the promised goods and services specified in a multiple element arrangement should be treated as separate performance obligations. Other significant judgments include determining whether we are acting as the principal or the agent from an accounting perspective in a transaction.
For revenue contracts with multiple performance obligations, the transaction price is allocated to each performance obligation using the relative stand-alone selling price. We primarily determined stand-alone selling prices based on the prices charged to customers.
For certain arrangements, we apply significant judgment in determining whether we are acting as the principal or agent in a transaction. We are acting as the principal if we obtain control over the goods and services before they are transferred to customers. Generally, when we are primarily obligated in a transaction and are subject to inventory risk or have latitude in establishing prices, or have several but not all these indicators, we act as the principal and record revenue on a gross basis. We act as the agent and record the net amount as revenue earned if we do not obtain control over the goods and services before they are transferred to the customers.
Inventories and Cost of Sales
We account for our inventories, which consist of products available for sale, using the weighted average cost method, and value them at the lower of cost or net realizable value. This valuation requires management judgments, based on currently available information, about the likely method of disposition, such as through sales to individual customers, returns to product suppliers, or liquidations, and expected recoverable values of separate inventory categories.
Cost of sales primarily consist of the purchase price of products sold to customers where we record revenue gross, and include logistics center costs. We include inbound shipping and handling costs to receive products from suppliers in inventory and recognize them in cost of sales as products are sold. Additionally, cost of sales includes outbound shipping and logistics related expenses, primarily where we are the delivery service provider, and depreciation and amortization.
We receive consideration from suppliers for various programs, including rebates, incentives, and discounts, as well as advertising services provided on our apps and websites. We generally record these amounts received from suppliers to be a reduction of the prices we pay for their goods, and a subsequent reduction in cost of sales as the inventory is sold.
Leases
We determine if an arrangement is a lease or contains a lease at inception. We recognized lease liabilities based on the present value of the remaining lease payments, discounted using the discount rate based on our incremental borrowing rate (“IBR”) or implicit rate (when available). The determination of the IBR requires judgement. We primarily base the IBR for each lease on publicly available information for companies within the same industry and with similar credit profiles. We adjusted the rate for the impact of collateralization, the lease term, and other specific terms included in our lease arrangement. The IBR is determined at the lease commencement and is subsequently reassessed upon a modification to the lease agreement.
Equity-Based Compensation Expense and Valuation of Underlying Awards
We account for equity-based employee compensation arrangements in accordance with the provisions of ASC Topic 718, Compensation – Stock Compensation, which requires companies to estimate the fair value of equity-based payment awards on the date of grant. Determining the fair value of equity-based awards requires significant judgment. We have issued equity awards in the form of unit options, profits interests (“PIUs”) and restricted equity units (“REUs”) to certain employees and consultants. We estimate the fair value of unit options using the Black-Scholes valuation model, which requires inputs such as the fair value of our ordinary units, risk-free interest rate, expected dividend yield, expected life, and expected volatility. We estimate the fair value of PIUs and REUs based on our estimated equity value for each unit class at the time of grant. The relevant assumptions used to calculate the fair value of equity awards are evaluated and revised, as necessary, to reflect market conditions and our historical experience.
We record equity-based compensation expense in our consolidated statements of operations and comprehensive loss on a graded-vesting basis over the requisite service period of the award, net of estimated forfeitures, based on the fair value of such awards. We estimate the forfeiture rate based on historical forfeitures of equity awards and adjust the rate to reflect changes when necessary. We revise our estimated forfeiture rate if actual forfeitures significantly differ from the initial estimates.

Determination of the Fair Value of Common Units
Prior to this offering, as there has been no public market for our common units to date, the estimated fair value of our common units has been supported with input by third-party valuations with input of a combination of objective and subjective factors that management believe are relevant. These third-party valuations were performed in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held Company Equity Securities Issued as Compensation.
Our management has exercised reasonable judgment and considered numerous factors to determine the best estimate of fair value of our common units, including:
•valuations of comparable publicly traded companies;
•our operating and financial performance;
•current business conditions and projections;
•the likelihood of achieving a liquidity event for the underlying equity instruments, such as an initial public offering or sale of our company, given prevailing market conditions;
•the prices of the recent redeemable convertible preferred unit sales by us to investors in arm’s-length transactions;
•the price paid by us to repurchase outstanding units;
•the preferences held by our redeemable convertible preferred unit classes relative to those of our common units; and
•the lack of marketability of our common units.
We determined the fair value of our common units using the income and market approach valuation methods. The income approach estimates the enterprise value of our business based on our expectation of future cash flows discounted to their present values using a discount rate based on our weighted-average cost of capital. The market approach estimates the enterprise value of our business based on a comparison to a group of public companies with similar financial and operating characteristics. A representative market value multiple is determined and applied to our historical results and forecasts to estimate the enterprise value of our business.
The enterprise value was then allocated to our common units using the option pricing method, under which our common units are considered to be a call option with a claim on the enterprise value at an exercise price equal to the remaining value immediately after the preferred units are liquidated. We also considered prior arm’s length sales of our units as indicators of their fair value, including recent secondary transactions and repurchases of our outstanding units. Finally, we applied a non-marketability discount in consideration of the fact that unitholders could not freely trade the common units in the public markets.
Application of these approaches involves the use of estimates, judgment, and assumptions that are highly complex and subjective, such as those regarding our expected future revenue and expenses, future cash flows, discount rates, market multiples, and the selection of comparable companies. Changes in any or all of these estimates and assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common units.
Following the closing of this offering, we will determine the fair value of our common stock based on the quoted market price of our common stock.

Fair Value of Embedded Derivative Instruments
Our Convertible Notes contain certain embedded features that meet the requirements for separate accounting, which we account for as a derivative instrument (the “derivative instrument”). We recognize the derivative instrument as a derivative instrument liability on the consolidated balance sheets and remeasure it at fair value at each balance sheet date, with changes in fair value recognized in the consolidated statements of operations and comprehensive loss.
We value the derivative instrument as the difference between the estimated value of the Convertible Notes with and without the derivative instrument. We estimate the fair value of the Convertible Notes with and without the derivative instrument utilizing a discounted cash flow model, market value model, and option pricing model. Significant unobservable inputs utilized in these models include corresponding discount rates, long-term revenue growth rates, and revenue market multiples.
Recently Adopted Accounting Pronouncements
A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 2 to the audited consolidated financial statements appearing at the end of this prospectus.

BUSINESS
Our Mission
To create a world where customers wonder: “How did I ever live without Coupang?”
Overview
We are building the next generation experience for e-commerce. We believe that by investing for the long term in technology and infrastructure with a fanatical culture of customer centricity, we are delivering a superior customer experience at a lower cost and are continuing to redefine standards for e-commerce worldwide.
Historically, online shopping has forced customers to accept various compromises. E-commerce is convenient, but shipping times can be long and inconsistent. Services promising faster shipping often force us to choose from a fraction of the selection, order before early cut-off times, pay higher fees or prices, or all of the above. And, after delivery, we accept the hassle of cardboard disposal and cumbersome returns as the price of e-commerce convenience.
We set out to address these tradeoffs and transform the customer experience.
Our efforts have centered on building an end-to-end integrated system of technology and infrastructure, which drive our ability to deliver a superior customer experience, launch new offerings, and offer effective merchant solutions.
Our complete integration enables us to control and improve the entire experience, from the customer app to the delivery of the order at the customer’s door, while increasing efficiency and lowering price for customers. It required billions of dollars of investment in technology and infrastructure, exceptional execution, and most importantly, an innovation-focused culture driven to raise our customers’ expectations forever and lead them to wonder “How did I ever live without Coupang?”
We reimagined the e-commerce experience with our Rocket Delivery service:
•Dawn and Same-Day Delivery. Millions of items every day—including fresh groceries—are delivered within hours via Dawn Delivery (ordered as late as midnight, arrive before 7am) or Same-Day Delivery (ordered in the morning, arrive same-day).
•Next-Day or Faster Delivery for Nearly 100% of Orders. Customers are eligible for free, one-day delivery nationwide 365 days a year—even the day before gift-giving holidays like Christmas or Korean Thanksgiving. We have the fastest delivery service compared to other top product e-commerce players in Korea.34
•Last Order by Midnight. Customers are promised free, next-day delivery for orders placed any time of day—even seconds before midnight.
•Vast Selection of Millions of Items, Including Fresh Groceries. Customers can order from a selection of millions of items across almost every category of goods—from tomatoes to TVs—for next-day delivery. We have the largest number of total SKU count for owned inventory products listed on our e-commerce apps and websites compared to other product e-commerce players in
34 Euromonitor International Limited. Fastest delivery service is measured using the difference in time (hours and minutes) from when the customer places an order online to the time the order arrives at the customer’s residence, the result is based on averages from an online delivery tracking study with 1,000 transactions in the Seoul metropolitan area across the top 5 product e-commerce players in the Korean market. “Product e-commerce” is defined the same as the e-commerce definition in Euromonitor Passport Retailing 2021. “Top 5 product e-commerce players” as listed in Euromonitor Passport Retailing 2021, delivery hours, 2020 data. Research conducted on South Korea only. Korea used to mean South Korea, consistent with the Korean language. See the section titled “Market, Industry, and Other Data.”

Korea.35 We also have the largest total SKU count for both owned inventory and third party products listed on our e-commerce apps and websites compared to other product e-commerce players in Korea.36
•Low Prices Every Day. Our end-to-end integration of technology and infrastructure, retail leadership, and significant scale economies generate cost efficiencies that allow us to pass along savings to our customers in the form of free shipping and low prices. Our strategy is to provide the lowest prices available in the Korean market.
•Boxless / Zero Packaging. Our re-engineered fulfillment process eliminated cardboard boxes in over 75% of the parcels we package, and our latest innovation, Zero Packaging, first introduced for Rocket Fresh, eliminates almost all disposable packaging by delivering in eco-bags that are collected for reuse after each delivery.
•Frictionless Returns. No need to pack a box or print a label. Our customers simply tap a button on the app and leave the item outside their door for pickup. Refunds are initiated the moment the item is picked up at the door.
To realize such a differentiated customer experience, we built a completely integrated e-commerce and logistics system that controls every facet of the customer experience from the purchase on the app to the delivery and photo confirmation of the order at the door. Here are some highlights:
•70% of the population lives within 7 miles of a Coupang logistics center. Our operational infrastructure spans over 25 million square feet across over 30 cities, a footprint of over 400 football fields in a country that is 1% the size of the US geographically. Coupang has the largest B2C logistics footprint as compared to other product e-commerce players in Korea.37
•Largest directly employed delivery fleet in the country. We operate the largest directly employed delivery fleet in Korea consisting of over 15,000 full-time drivers as of December 31, 2020, who utilize proprietary software and custom-designed trucks that enables delivery to a neighborhood multiple times a day.
•Forward-deployment. Our technology leverages machine learning to anticipate demand and forward deploy the inventory closer to customers for fast delivery nationwide.
•Dynamic Orchestration. Our technology predicts and assigns the fastest and most efficient path for every order out of hundreds of millions of combinations of inventory, processing, truck, and route options within seconds of the order being placed.
•Upstream Optimization for Last-Mile Efficiency. Our integrated, end-to-end systems enable us to build processes upstream that minimize inefficiencies downstream. For example, many packages arrive pre-sorted in truck-ready containers for assigned trucks, making the loading process simpler and faster for drivers.
35 Euromonitor International Limited. Total SKU count for owned inventory products listed on our e-commerce apps and websites. “Product e-commerce” is defined the same as the goods e-commerce definition in Euromonitor Passport Retailing 2021ed. “Product e-commerce players” as listed in Euromonitor Passport Retailing 2021ed, listed product volume, 2021 data. Research conducted on South Korea only. Korea used to mean South Korea, consistent with the Korean language. See the section titled “Market, Industry, and Other Data.”
36 Euromonitor International Limited. Total SKU count includes both owned inventory and third party products listed on our e-commerce apps and websites. “Product e-commerce” is defined the same as the goods e-commerce definition in Euromonitor Passport Retailing 2021ed. “Product e-commerce players” as listed in Euromonitor Passport Retailing 2021ed, listed product volume, 2021 data. Research conducted on South Korea only. Korea used to mean South Korea, consistent with the Korean language. See the section titled “Market, Industry, and Other Data.”
37 Euromonitor International Limited. “Logistics footprint” is defined as the number of logistics centers, including fulfillment centers, logistics centers, and delivery hubs owned by the companies in the report. “Product e-commerce” is defined the same as the goods e-commerce definition in Euromonitor Passport Retailing 2021ed. “Product e-commerce players” as listed in Euromonitor Passport Retailing 2021ed, number of logistics centers, 2020 data. Research conducted on South Korea only. Korea used to mean South Korea, consistent with the Korean language. See the section titled “Market, Industry, and Other Data.”

Much of our innovation in speed, efficiency, waste reduction, and customer convenience has been made possible by the unique end-to-end technology and infrastructure integration that we have pioneered.
We have also extended our network and systems to new offerings that will further improve our customers’ lives. In 2019, we launched our Rocket WOW membership program for a flat monthly fee. It began by offering unlimited free shipping for millions of products with no minimum spend. Today, millions of members also enjoy Dawn Delivery and Same-Day Delivery shipping options, free unlimited returns for 30 days, and Rocket Fresh groceries. Since its launch, Rocket Fresh has grown to become the leading nationwide online grocer. We also launched Coupang Eats, the largest online food delivery service in Korea, which delivers food to customers using only delivery partners directly contracted by us.38 Coupang Eats leverages, in part, the technology and infrastructure that we built for Rocket Delivery. We believe the success of programs like Rocket Fresh and Coupang Eats demonstrates the power of our network to extend new offerings to our loyal customers. As our business model delivers significant operating leverage, we intend to reinvest cash flow generated by our business into new innovations that will delight our customers over the long term, even if a return on these investments is not realized in the short term.
We offer merchants of all sizes effective solutions to improve their customer experience and enhance demand generation. Our customer-to-product matching technology ingests millions of new merchant listings daily into our product knowledge graph, and, leveraging machine learning, provides personalized product exposure to customers based on relevance and predicted customer experience. This technology helps merchants compete holistically on overall customer experience. Our Fulfillment & Logistics by Coupang (“FLC”) program empowers merchants to upgrade and become suppliers to offer customers a superior experience through our fulfillment, logistics, delivery, and customer service network. Our myStore service enables merchants, especially small- and medium-sized businesses, to establish a digital store front to build their brand across the internet. Our marketing solutions help merchants increase their sales with effective targeting and broader reach by providing insights and recommendations to manage their business and marketing strategies more effectively.
Our investments in our end-to-end integrated network of technology and infrastructure power our differentiated customer offerings and attractive merchant solutions. Since 2013, we have invested billions of dollars to build our owned-inventory selection, proprietary technology, and the largest B2C logistics footprint as compared to other product e-commerce players in Korea.39 As of December 31, 2020, we had over 100 fulfillment and logistics centers in over 30 cities, encompassing over 25 million square feet. Over 40,000 workers and thousands of delivery vehicles process, fulfill, and deliver millions of items daily. In fact, Coupang is the second largest B2C logistics company in Korea.40 Our proprietary technology promotes visibility and full control across the supply chain, enabling us to shorten delivery times and improve efficiency.
Those investments have been guided by our operating principles of putting customers at the center of everything we do, investing for the long term, learning through rapid iteration, and executing with passion for detail. In our view, our culture of customer centricity is our most important asset, and it drives us to relentlessly pursue operational excellence and innovation.
38 Euromonitor International Limited. “Online food delivery service” is defined the same as the Passport Retailing 2021 definition. 100% of sales revenue generated by Coupang Eats is delivered through delivery partners directly contracted by us, while other food delivery providers utilize a mix of delivery partners directly commissioned by restaurants and delivery partners directly contracted by the respective companies, transaction value, 2020 data. Research conducted on South Korea only. Korea used to mean South Korea, consistent with the Korean language. See the section titled “Market, Industry, and Other Data.”
39 Euromonitor International Limited. “Logistics footprint” is defined as the number of logistics centers, including fulfillment centers, logistics centers, and delivery hubs owned by the companies in the report. “Product e-commerce” is defined the same as the goods e-commerce definition in Euromonitor Passport Retailing 2021ed. “Product e-commerce players” as listed in Euromonitor Passport Retailing 2021ed, number of logistics centers, 2020 data. Research conducted on South Korea only. Korea used to mean South Korea, consistent with the Korean language. See the section titled “Market, Industry, and Other Data.”
40 Euromonitor International Limited. “B2C logistic company” is defined as a service provider that executes the movement and storage of products throughout the supply chain from the point of origin to the point of consumption for B2C businesses, number of domestic packages delivered to consumers, 2020 data. Research conducted on South Korea only. Korea used to mean South Korea, consistent with the Korean language. See the section titled “Market, Industry, and Other Data.”

Today, Coupang is the largest product e-commerce player in Korea.41 However, while we have achieved significant scale, Coupang remains a small percentage of the total retail, grocery, consumer foodservice, and travel spend in the Korean market, which was $470 billion in 2019 and is expected to grow to $534 billion by 2024.42 The e-commerce segment of that total spend was $128 billion in 2019 and is expected to grow to $206 billion by 2024.43 We believe that Coupang is in the early stages of broad customer adoption.
The response of our customers to our offerings has translated into rapid growth, and in turn we are seeing operating leverage in our business. In 2020, our total net revenues were $12.0 billion, up 90.8% from 2019, or 93.1% from 2019 on a constant currency basis.44 Our gross profit45 was $2.0 billion 2020, up 92.3% from 2019. Our operating loss was $(0.5) billion in 2020, down from $(0.6) billion in 2019, a decrease of $0.1 billion. Operating margin improved to (4.4)% in 2020, an increase of 590 basis points from 2019. Our cash provided by (used in) operating activities improved to $0.3 billion in 2020 from $(0.3) billion in 2019, an improvement of $0.6 billion, and our Free Cash Flow46 improved to $(0.2) billion in 2020 from $(0.5) billion in 2019, an improvement of $0.3 billion.
Our Opportunity
Korea’s Attractive Commerce Market47
Korea is the fourth largest economy in Asia and the twelfth largest globally as of 2019, with a gross domestic product (“GDP”) of $1.6 trillion and GDP per capita of $31,847.48 Total spend in retail, grocery, consumer foodservice, and travel in Korea was $470 billion in 2019 and is expected to increase to $534 billion in 2024.49
Korea is home to one of the largest and fastest growing e-commerce opportunities anywhere in the world.50 Total e-commerce spend was $128 billion in 2019, which is expected to grow to $206 billion by 2024, implying a CAGR of approximately 10%.51 Total e-commerce spend for all Internet buyers in Korea
41 Euromonitor International Limited, Retailing 2021. “Product e-commerce” is defined the same as the goods e-commerce definition in Euromonitor Passport Retailing 2021ed. “Product e-commerce players” as listed in Euromonitor Passport Retailing 2021ed, retail value RSP, 2020 data. Research conducted on South Korea only. Korea used to mean South Korea, consistent with the Korean language. See the section titled “Market, Industry, and Other Data.”
42 Calculation based on data from Euromonitor International Limited. “Total commerce” defined to include all online and offline retail—including grocery—consumer foodservice, and travel spend. Retailing 2021, Consumer Foodservice 2020, Travel 2021 value RSP, including sales tax, fixed 2019 exchange rate, constant prices. See the section titled “Market, Industry, and Other Data.”
43 Calculation based on data from Euromonitor International Limited. “E-commerce commerce” defined to include online retail— including grocery—consumer foodservice, and travel spend. Retailing 2021, Digital Consumer 2020, Travel 2021, value RSP, including sales tax, fixed 2019 exchange rate, constant prices. See the section titled “Market, Industry, and Other Data.”
44 For additional information about these non-GAAP financial measures, including reconciliations of the non-GAAP financial measures to the most directly comparable financial measures stated in accordance with generally accepted accounting principles in the United States (“GAAP”), see the sections titled “Selected Consolidated Financial and Operating Data—Non-GAAP Financial Measures” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics and Non-GAAP Financial Measures.”
45 Gross profit is calculated as total net revenues minus cost of sales.
46 For additional information about these non-GAAP financial measures, including reconciliations of the non-GAAP financial measures to the most directly comparable financial measures stated in accordance with GAAP, see the section titled “Selected Consolidated Financial and Operating Data—Non-GAAP Financial Measures.”
47 We calculate the commerce market by adding the markets for both online and offline retail, grocery, travel, and consumer foodservice.
48 The World Bank. GDP: Euromonitor International, Passport Economies, December 2020, as per national statistics/Eurostat/OECD/UNdata/International Monetary Fund (IMF). Total Population: Euromonitor International, Passport Population, December 2020, as per national statistics/UNdata/Eurostat. See the section titled “Market, Industry, and Other Data.”
49 Calculation based on data from Euromonitor International Limited. “Total commerce” defined to include all online and offline retail—including grocery—consumer foodservice, and travel spend. Retailing 2021, Consumer Foodservice 2020, Travel 2021 value RSP, including sales tax, fixed 2019 exchange rate, constant prices. See the section titled “Market, Industry, and Other Data.”
50 We calculate the e-commerce opportunity by adding the markets for online retail, grocery, travel, and consumer foodservice.
51 Calculation based on data from Euromonitor International Limited. “E-commerce commerce” defined to include online retail— including grocery—consumer foodservice, and travel spend. Retailing 2021, Digital Consumer 2020, Travel 2021, value RSP, including sales tax, fixed 2019 exchange rate, constant prices. See the section titled “Market, Industry, and Other Data.”

is expected to grow from approximately $2,600 in 2019 to approximately $4,300 in 2024 on a per buyer basis.52
To provide more e-commerce services for our customers, we added two additional offerings in 2019 by launching online groceries as part of our owned-inventory selection with Rocket Fresh and also the largest online food delivery service in Korea which delivers food to customers using only delivery partners directly contracted by us with Coupang Eats:53
•Grocery Segment. The online grocery segment was $16 billion in 2019, approximately 14% of the total grocery segment of $111 billion in 2019.54 In addition, almost 40% of Koreans have purchased fresh groceries online, which is higher than other developed regions like Europe and North America. We believe that is a sign of high online penetration for the category in the near future.
•Consumer Foodservice Segment.55 The consumer foodservice market segment was $86 billion in 2019, of which $11 billion was from online sales, which represents online penetration of 13%. The total foodservice segment is expected to grow to $96 billion by 2024 and the online foodservice segment is expected to grow to $22 billion, at a CAGR of 15%, which represents online penetration of 23%.
Advertising
In addition to our e-commerce services, we also have a new offering in the online advertising space. We offer opportunities to advertise on our websites and mobile applications, including through banner advertisements, joint promotions, and other programs. This offering is in the early stages, and we will continue to innovate. In the near-to-medium term, we expect this offering to expand our total addressable market to include the advertising market, which was $12 billion in 2019 and is expected to grow to $14 billion by 2024.56
Market Background
In addition to the size of the opportunity, there are key attributes which have contributed to Korea’s high online growth and make it poised for a technology-led retail innovation. These attributes include:
•High Mobile Penetration. Korea benefits from the highest smartphone penetration of any country in the world, with 96% of the population using smartphones as of 2018, compared with 89% in the United States and 71% in China.57 Mobile shopping, which has become the most popular channel online, has fueled the growth of online retail. We expect new technologies to make the mobile shopping experience even more convenient in the future.
•Retail Competitive Landscape. The offline retail landscape in Korea has been dominated for decades by a small group of family-directed conglomerates that operate multiple retail formats
52 Calculated based on data from IDC, WW New Media Market Model, Q4 2020 and Euromonitor International Limited. See the section titled “Market, Industry, and Other Data.” Based on the total e-commerce spend divided by the total number of Internet buyers in Korea per IDC of 48 million in 2019 and 2024.
53 Euromonitor International Limited. “Online food delivery service” is defined the same as the Passport Retailing 2021 definition. 100% of sales revenue generated by Coupang Eats is delivered through delivery partners directly contracted by us, while other food delivery providers utilize a mix of delivery partners directly commissioned by restaurants and delivery partners directly contracted by the respective companies, transaction value, 2020 data. Research conducted on South Korea only. Korea used to mean South Korea, consistent with the Korean language. See the section titled “Market, Industry, and Other Data.”
54 Calculation based on data from Euromonitor International Limited. Online grocery includes food and drink e-commerce; Retailing 2021 value RSP, including sales tax, fixed 2019 exchange rate, constant prices. See the section titled “Market, Industry, and Other Data.”
55 Euromonitor International Limited. Consumer Foodservice 2020, Digital Consumer 2020, value RSP including sales tax, fixed 2019 exchange rate, constant prices. See the section titled “Market, Industry, and Other Data.”
56 IDC, WW New Media Market Model, Q4 2020. Includes total Advertising Spend for Digital and Traditional Media. See the section titled “Market, Industry, and Other Data.”
57 Pew Research. See the section titled “Market, Industry, and Other Data.”

across department stores, hypermarkets, convenience stores, and home shopping. As a result, Korea did not experience the development of big-box retail that was typical in developed markets like the United States, which drove a bigger and deeper selection of merchandise at highly competitive prices for consumers in the U.S. In the last decade, homegrown technology companies in Korea have emerged to satisfy this gap in the market, as consumers seek out online offerings that offer better selection, value, and convenience. This trend is much like the evolution of the retail market in China, which also went straight to e-commerce without the widespread development of big-box retail.
•Lifestyle. Koreans generally have very active and robust lifestyles leading them to highly value convenience. They also are digitally savvy consumers, armed with high spending power, and quick to adopt new technology, which in part is why they have embraced convenient online shopping faster than consumers in many other countries.
While there are attractive tailwinds for commerce in Korea, it is also one of the most competitive and fastest moving retail markets in the world. To be successful, existing and new entrants must appreciate Korea’s demanding consumer preferences. For online offerings, this extends to building and tailoring an e-commerce solution that surpasses the level of innovation in other mature retail markets, such as the United States:
•Limited E-commerce Infrastructure. In the U.S. and other markets, nationally scaled delivery and logistics companies like UPS and FedEx existed even prior to the ubiquity of e-commerce. In contrast, no major third-party logistics company in Korea reliably offers next-day delivery at scale or delivers every day of the week. As a result, merchants are forced to stitch together highly fragmented solutions using third-party services across logistics, fulfillment, and delivery. The fragmented nature of existing fulfillment, logistics, and delivery solutions in Korea, all of which are essential to the development of a robust e-commerce ecosystem, means that significant capital investments are required to build an integrated and end-to-end network for e-commerce.
•Geographic Constraints. Korea is approximately 1% of the size of the United States geographically58 and over 60% of the land is mountainous.59 Given the scarcity of flat land, mega fulfillment centers are typically built vertically, and are more complex and time-consuming to build than their counterparts in other markets like the United States.
Coupang’s Value Proposition
To create ever-improving experiences at lower prices for customers, we focus on innovations around our end-to-end integrated network of technology and infrastructure, new offerings, and effective merchant solutions. These investments help us deliver superior selection, convenience, and low prices to customers while helping merchants to improve and grow their businesses.
How We “Wow” Customers. We are committed to delivering a “wow” experience to all of our customers every day. This commitment drives every aspect of our operations and pushes us to redefine the standards of e-commerce.
•Convenience. We believe that speed and reliability are essential to a convenient customer experience and are therefore critical to our business. We have redefined customers’ expectations of convenience in e-commerce. All customers are able to receive free Next-Day Delivery for items sold through Rocket Delivery, even if ordered seconds before midnight. Rocket WOW members are also able to take advantage of Dawn Delivery, Same-Day Delivery, and free, 30-day returns. Almost all of our Rocket Delivery items are successfully delivered on time, even during peak
58 The World Bank. See the section titled “Market, Industry, and Other Data.”
59 Korea Forest Service. See the section titled “Market, Industry, and Other Data.”

demand or holiday periods. We have the fastest delivery service compared to other top product e-commerce players in Korea.60
•Low Prices. Our strategy is to provide the lowest prices available in the Korean market across a wide and diverse assortment of items. We achieve this through our diversified procurement strategy, which involves scaled procurement from local and international suppliers, direct sourcing from manufacturers, and our creation of a system that rewards merchants for providing competitive prices. In addition, cost efficiencies that we drive across our operations and economies generated from scale enable us to pass these savings on to our customers in the form of lower prices.
•Vast Selection. As of December 31, 2020, we offered a broad assortment of hundreds of millions of SKUs, the majority of which are sourced from over 200,000 merchants and suppliers through our owned-inventory and third-party selections. Of this, millions of SKUs are available for Same-Day Delivery and Dawn Delivery through Rocket Delivery. We also offer one of the widest selections of grocery SKUs in Korea through Rocket Fresh. Our marketplace complements our owned-inventory selection to offer a wide and diverse assortment of merchandise. We have the largest number of total SKU count for owned inventory products listed on our e-commerce apps and websites compared to other product e-commerce players in Korea.61 We also have the largest total SKU count for both owned inventory and third party products listed on our e-commerce apps and websites compared to other product e-commerce players in Korea.62
•Rocket WOW Membership. The Rocket WOW membership program provides unlimited free shipping with no minimum spend for a flat monthly fee for millions of products, free unlimited returns for 30 days, Dawn Delivery and Same-Day Delivery shipping options, Rocket Fresh groceries, and special offers, among other benefits. Our Rocket WOW membership program is also priced accessibly to our customers: Monthly subscription costs ₩2,900, or just under $2.50. We created the Rocket WOW membership as a customer loyalty program to offer even more value to our most engaged and frequent customers. This has resulted in even higher purchase frequency and spend.
60 Euromonitor International Limited. Fastest delivery service is measured using the difference in time (hours and minutes) from when the customer places an order online to the time the order arrives at the customer’s residence, the result is based on averages from an online delivery tracking study with 1,000 transactions in the Seoul metropolitan area across the top 5 product e-commerce players in the Korean market. “Product e-commerce” is defined the same as the e-commerce definition in Euromonitor Passport Retailing 2021. “Top 5 product e-commerce players” as listed in Euromonitor Passport Retailing 2021, delivery hours, 2020 data. Research conducted on South Korea only. Korea used to mean South Korea, consistent with the Korean language. See the section titled “Market, Industry, and Other Data.”
61 Euromonitor International Limited. Total SKU count for owned inventory products listed on our e-commerce apps and websites. “Product e-commerce” is defined the same as the e-commerce definition in Euromonitor Passport Retailing 2021. “Product e-commerce players” as listed in Euromonitor Passport Retailing 2021ed, listed product volume, 2021 data. Research conducted on South Korea only. Korea used to mean South Korea, consistent with the Korean language. See the section titled “Market, Industry, and Other Data.”
62 Euromonitor International Limited. Total SKU count includes both owned inventory and third party products listed on our e-commerce apps and websites. “Products e-commerce” is defined the same as the e-commerce definition in Euromonitor Passport Retailing 2021. “Product e-commerce players” as listed in Euromonitor Passport Retailing 2021ed, listed product volume, 2021 data. Research conducted on South Korea only. Korea used to mean South Korea, consistent with the Korean language. See the section titled “Market, Industry, and Other Data.”

“Coupang’s Rocket Fresh is by far the best e-commerce service that I’ve ever used. I love that the deliveries come so quickly and in reusable eco-bags, so I don’t have to worry about harming the environment.”

CUSTOMER

Yurok Kang

Digital Marketer

CUSTOMER

Miwon Lim

Mother

“Because of my disability, it is difficult for me to go out to buy groceries. But with Rocket Fresh, my orders are delivered in hours, exactly when I need them. I rely completely on Coupang to prepare delicious meals for my son and show him my love—it has truly changed my life.”

CUSTOMER

Spencer Frech

English Teacher

"Coupang has everything I could ask for—even things I can't find anywhere else in Korea. Whether it's chips, root beer, or clamato juice, Rocket provides all the things I've missed from back home in Canada. Coupang has been indispensable and a true lifeline for my entire family."

How We Serve Merchants. We believe that our merchants and the selection that they bring significantly enhance our customer offerings. We have expanded our merchant base over time and fostered long-term merchant loyalty as we extended our value proposition through merchant solutions. We will continue to partner with merchants and provide solutions that enable them to grow, scale, and succeed.
•Customer-to-Product Matching. Our matching technology ingests millions of new merchant listings daily into a product knowledge graph, and, leveraging machine learning, provides product exposure to customers based on relevance and predicted customer experience, among other variables. This helps high-quality merchants compete holistically on overall customer experience. This results in lowering barriers to entry for merchants, and improving experience for customers, which encourages repeat purchasing that generates higher sales for merchants. Merchants are able to use this listing service for free.
•Fulfillment & Logistics by Coupang Program. Merchants can upgrade to become suppliers through our FLC program, which helps increase their sales and improve their operational efficiency by leveraging our technology and infrastructure to provide fulfillment, logistics, delivery, and customer service. Suppliers on FLC can grow beyond the physical boundaries of their operations, and offer customers access to our expedited shipping options (such as Dawn Delivery, Same-Day Delivery, and Next-Day Delivery) and free returns on a broader selection of products.
•Marketing Solutions. We offer merchants solutions to reach customers more effectively and efficiently grow sales. These solutions include advertising tools to create and optimize campaigns as well as marketing solutions that provide insights and recommendations.
•E-Commerce Storefront. Our myStore service supports the successful digital transformation of merchants, especially small- and medium-sized businesses, by providing a digital store front required to build a brand and serve customers across multiple channels on the internet.
Because we seek a long-term relationship with our merchants, our contracts with them are generally open-ended and, even though either party may terminate upon notice, an increasing number of merchants have done business on Coupang for multiple years. Our fees for merchants vary based on the category of products that merchants list on our site and the services that each merchant elects to utilize, and are determined on a per transaction basis.

VET'S

"Coupang Marketplace is the perfect platform for first-time sellers to launch their stores and increase sales. Its search and recommendation technology also helps me easily reach customers for products as niche as mine. Thanks to Coupang, our monthly sales grew over 3,000 percent in just one year."

MERCHANT

Rami Lee

CEO, Vet's Recipe

MERCHANT

MyeonSig Kim

CEO, Milarl Co., Ltd.

"When it comes to online marketplaces, no one else comes close. Coupang supports sellers through every step of building and growing a business, making it very simple for even tech-challenged seniors like me to succeed. And they have the largest customer base—we make twice as many sales on Coupang compared to other channels."

Integrated Technology and Infrastructure
We built an end-to-end integrated network of technology and infrastructure capabilities, which has enabled us to address tradeoffs that customers have reluctantly come to accept in e-commerce. Our complete integration enables us to control and improve the entire experience, from the customer app to the delivery of the order at the customer’s door. Our network is integrated from the app all the way to delivery and returns.
Technology. Technology is central to everything we do. We utilize the latest in machine learning, artificial intelligence, cloud-based technologies, and other modern tools to power our differentiated and scalable offerings and services for customers and merchants. Our distribution network and last-mile delivery logistics are orchestrated by technology that enables full supply chain visibility and control. We have also built proprietary technology to propel the front-end experience for our customers. Key highlights include:
•AI-Driven Search and Personalized Recommendations. The foundation of our search and recommendations is a product knowledge graph that organizes by product, not by seller, which enhances the customer experience. Search and recommendation results are aided by deep learning, data analytics, and image recognition among other inputs to produce greater relevance and personalization. As a result, we believe customers can identify what they want and the best value for that product easier through our tools than those on competitive services that require customers to sort through multiple sellers to compare offers for a given product.
•Dynamic Orchestration Technology. Managing the complexity, rate of change, and scale of our massive network exceeds human capability, so we leverage the latest in machine learning and other modern tools to predict variables and automate decisions. For instance, our dynamic orchestration technology’s ability to optimize throughput across the fulfillment network was a key reason why we were able to maintain our service levels when volumes surged as a result of COVID-19.
•Digital Payments and Easy “One-Tap” Pay. We operate the only major payment experience in our home market that supports a “one-tap” experience without additional verification. Our fully integrated payments service offers a seamless purchase experience on our apps (with our patented “one-tap” check-out option) that enables customers to shop and pay without the need for a fingerprint, facial scan, or password verification. We have built a proprietary fraud detection system powered by machine-learning technology, which helps us detect when abnormal activity exists so we can prevent fraudulent transactions before they occur.
Infrastructure. We built a seamless infrastructure network to provide our customers with a superior e-commerce experience. Key components of this technology-enabled infrastructure include:
•Distribution Network. We built the largest B2C logistics footprint as compared to other product e-commerce players in Korea.63 As of December 31, 2020, we had over 100 fulfillment and logistics centers in over 30 cities, encompassing over 25 million square feet. We utilize optimization technology in our distribution centers to efficiently store and fulfill millions of SKUs across product categories and brands, which enables us to manage a complex supply chain with high inventory turns.
•Last-Mile Delivery Infrastructure. We operate the largest directly employed delivery fleet in Korea consisting of over 15,000 drivers as of December 31, 2020, who utilize proprietary software
63 Euromonitor International Limited. “Logistics footprint” is defined as the number of logistics centers, including fulfillment centers, logistics centers, and delivery hubs owned by the companies in the report. “Product e-commerce” is defined the same as the goods e-commerce definition in Euromonitor Passport Retailing 2021ed. “Product e-commerce players” as listed in Euromonitor Passport Retailing 2021ed, number of logistics centers, 2020 data. Research conducted on South Korea only. Korea used to mean South Korea, consistent with the Korean language. See the section titled “Market, Industry, and Other Data.”

and custom-designed trucks that enable delivery to a neighborhood multiple times a day. We optimize each step from processing and fulfillment all the way to delivery at the door.
•Diversified Supply Chain. We have established an extensive network of suppliers and merchants, which enables us to obtain a wide selection of merchandise while maintaining low prices for customers. We offer millions of SKUs under our owned-inventory selection, which requires significant procurement expertise from local and international suppliers. We also source a large proportion of merchandise directly from manufacturers, which can result in better pricing for our customers. Our marketplace attracts a large number of merchants, including small- and medium-sized businesses, which enables us to obtain a wide and unique selection of merchandise. As a result, we are able to offer hundreds of millions of SKUs while delivering low prices and a superior experience for our customers.
•Sustainability. We have also made our packaging more sustainable through box-free delivery and reusable eco-bags that we pick up and redeploy. These changes were enabled by technology and process innovations across our supply chain. The packaging reduction results in environmental benefits, cost-efficiency improvements, and reduction of an inconvenience for customers commonly associated with e-commerce.
Our Strengths
We believe the following strengths contribute to our success:
Culture. We have a founder-led culture of fanatical customer centricity that is underpinned by our focus on operational excellence. Below are some of the key leadership principles that define our culture:
•“Wow” the Customer. We exist to transform customers’ lives for the better. The customer is the beginning and the end in every decision we make.
•Ruthless Prioritization. To focus on what we must win, we give up what we want to do. Laser focus requires courage and confidence.
•Aim High and Find a Way. We aim for jaw-dropping results and work backwards. Goals are often set to what seems impossible within existing conditions. We have the courage to aim high and then embrace any change necessary to deliver the “wow.”
•Dive Deep. Operational excellence requires hands-on leadership with a passion for detail. We dig down to the smallest details to gain a full understanding, which equips us to empower the right people and deliver results. No task is beneath us.
•Move with Urgency. Urgency is a sense of crisis. We “learn by doing” and do not delay decisions to seek a “perfect” solution.
•Learn Voraciously. We are hungry for the best ideas and seek them from all sources. We embrace growing pains. Ego is the enemy: we avoid rationalizing mistakes and are vocally self-critical.
•Think Systematically. We build scalable processes with prompt feedback mechanisms. We take measures not only to fix defects, but also to prevent them in the future.
Brand. Our focus on revolutionizing the customer experience has made us the leading e-commerce brand in Korea. Coupang is ranked first in customer satisfaction among Korean e-commerce companies64 and first among e-commerce companies in the number of unique visitors across every age group. Our brand is extending to our new offerings as well. For example, our newest app—Coupang Eats—was
64 The Korea Consumer Agency. See the section titled “Market, Industry, and Other Data.”

recently named “Best App of the Year” by Google Play and voted the “Most Popular App” in their 2020 survey of Korean users.
Economies of Scale. We benefit from a self-reinforcing virtuous cycle, in which advantages compound with each additional customer and transaction on our network and are reinvested to further drive ecosystem growth. As a result, our differential value proposition grows over time, benefiting everyone in our ecosystem. This is best shown through the following flywheel:
1.As customers learn more about our superior experience, we believe more customers will choose our offerings and existing customers will also spend more and more.
2.Increasing scale will make us not only more compelling to merchants and suppliers, but also generate economies of scale and operating leverage, resulting in increased profits.
3.Increasing profits enables us to invest in efficiency improvements, more compelling offerings, and lower prices, all of which attract more customers and merchants to our ecosystem and increase their engagement.
4.The net result is that we are building a consumer and merchant network that we expect to continue to grow and monetize over time.
Growing Loyal Customer Base. Since our founding, we have witnessed our business improve our customers’ lives. We have consistently increased customer stickiness, order frequency, and spend, even as our customer base has grown significantly at scale. As we continue to add new offerings such as Rocket Fresh, Coupang Eats, and our Rocket WOW membership program, we expect customer loyalty and share of wallet to increase even further.
Scalable, Proprietary, and Integrated Technology. We are a technology-driven company and have invested heavily in developing our own robust and scaled technology that powers every part of the customer experience from our differentiated search and recommendations to fast delivery and frictionless returns. We prioritized building our own technology and utilized the latest in machine learning, artificial intelligence, and other modern tools, as well as invest in engineering talent, to innovate around nearly every aspect of the customer experience. We believe our proprietary technology and capabilities, developed through years of iteration around scaling a unique, end-to-end integrated network, provide enduring competitive advantages that are difficult to replicate.
Nationwide Fulfillment and Last-Mile Delivery Infrastructure. We have the largest B2C logistics footprint as compared to other product e-commerce players in Korea.65 We made a strategic decision to build and operate our own nationwide infrastructure to ensure timely and reliable delivery to our customers and maintain end-to-end control over the customer experience. Over the last seven years, we have added millions of SKUs, developed over 100 fulfillment and logistics centers in over 30 cities, encompassing over 25 million square feet, and delivered billions of products as of December 31, 2020. Through the course of scaling, we have developed insights and invested in a series of systems and processes that continuously improve to lower costs and increase value to our customers. We believe it is hard to replicate, in addition to the physical infrastructure, the combination of insights, processes, systems, and capabilities around complex operations that have developed over years of refinement over various stages of evolution and scale.
Business Extensibility. We will continue to explore new ways to help our customers shop better, eat better, and live better, and to help our merchants improve their businesses and thrive. The technology, infrastructure, and capabilities that we have developed are helping us to expand into new offerings
65 Euromonitor International Limited. “Logistics footprint” is defined as the number of logistics centers, including fulfillment centers, logistics centers, and delivery hubs owned by the companies in the report. “Product e-commerce” is defined the same as the goods e-commerce definition in Euromonitor Passport Retailing 2021ed. “Product e-commerce players” as listed in Euromonitor Passport Retailing 2021ed,, number of logistics centers, 2020 data. Research conducted on South Korea only. Korea used to mean South Korea, consistent with the Korean language. See the section titled “Market, Industry, and Other Data.”

successfully. We have already expanded our core e-commerce offering to food and perishables through our Rocket Fresh offering, on-demand food delivery services through our Coupang Eats offering, and digital financial services through Coupang Pay.
Our Growth Strategies
The key elements of our growth strategy include:
•Attract More Customers. We had approximately 14.8 million Active Customers in the quarter ended December 31, 2020, out of a total of 48 million Internet buyers in Korea.66
•Increase Customer Engagement. We believe that our superior customer proposition will increase the wallet share of existing customers through more frequent buying across more product categories and offerings. We intend to achieve growth through further innovation and improvements to our customers’ shopping experience, including expanding our assortment, adding new offerings, enhancing our Rocket WOW membership program benefits, ensuring high-quality customer service, and through marketing and promotional campaigns. We will also continue to refine our business intelligence systems to provide more personalized search results and recommendations to help existing customers find and buy more of what they need on Coupang.
•Continue Investment in Technology and Infrastructure. Technology is core to our ability to scale, improve efficiencies, and innovate. We prioritize building our own technology and investing in engineering talent. We also plan to enhance our infrastructure by building new fulfillment and logistics centers to expand coverage, reduce delivery times, and optimize our cost structure.
•Further Expand Our Product Selection. We increased the number of SKUs that we offer through our owned-inventory and third-party selection by hundreds of millions in 2020. We expect to continue to invest in increasing our owned-inventory selection as well as efforts to attract more merchants to list and sell their selection on Coupang.
•Explore New Initiatives to Broaden Our Offerings. We expanded our core e-commerce offering to online groceries through Rocket Fresh, logistics food delivery services through Coupang Eats, and digital financial services through Coupang Pay. We are always exploring new business initiatives to broaden our offerings. These new initiatives include augmenting solutions for merchants and expanding digital finance programs for consumers and merchants. We will continue to invest significant resources, including research and development, on testing new products or services that may appeal to our customers.
Sales and Marketing
We market our offerings to customers directly through brand advertising and direct marketing. We use broad-based promotional campaigns, such as media ads, to promote opportunities our service provides. Our direct marketing primarily consists of customer discounts, promotions, and referrals. We attract customers through sponsored search, social networking sites, email marketing campaigns, and other similar initiatives.
Customer Support
As we are constantly striving to “wow” our customers, we have invested in a network of customer service centers to support our customers and operations. We have two in-house and outsourced customer service centers with over 2,000 customer service representatives who provide 24/7 support for customers in Korea.
66 Calculated based on data from IDC, WW New Media Market Model, Q4 2020. See the section titled “Market, Industry, and Other Data.”

Coupang’s Social Impact and Human Capital Resources
Founded in 2010, we are a home-grown technology company that has now become one of the three largest private sector employers in the nation. We are a significant driver of new economic opportunities for the people of Korea. As of December 31, 2020, we directly employed over 50,000 employees globally.67 We consider our employee relations to be positive. For example, we hire our Coupang Friends parcel delivery drivers as full-time employees with stable work, manageable hours, and competitive benefits, which differs from the market practice of employing parcel delivery drivers as contractors. We are committed to offering our employees industry-leading wages, comprehensive benefits, and training programs.
In addition to our direct employees, we indirectly support individuals and families throughout the country. We also provide opportunities for independent contractors and consultants. For example, as of December 31, 2020, more than 200,000 merchants operated a business on our marketplace, giving them access to customers in their local neighborhood and across the nation. We subscribe to the philosophy that we, our suppliers, merchants, and employees should prosper together.
Initiatives For Our Workforce
Our employees and frontline workers are the backbone of Coupang and one of the reasons for our success. To continue to incentivize our employees and frontline workers, we plan to very broadly offer them the opportunity to receive equity awards through our equity plans so they can share in the future success of our company.
To celebrate this milestone in our company’s history, and in recognition of the way our employees and frontline workers served our customers through the COVID-19 pandemic, we are planning to grant restricted stock awards to our frontline workers and non-manager employees up to an aggregate of ₩100 billion, or approximately $90 million.68
Job Creation Efforts
We are a significant driver of new economic opportunities for the people of Korea. As of December 31, 2020, we directly employed close to 50,000 employees in Korea. In 2020 alone, we added close to 25,000 employees to our workforce. We are proud to be the largest private sector job creator in Korea to create significant employment opportunities throughout the COVID-19 crisis. The vast majority of these employees work in regional communities across Korea, giving us a close connection with the communities where our customers live.
We have continued our commitment to hiring through the COVID-19 crisis, enabling us to serve customers and merchants who depend on Coupang daily. We will continue to invest in good jobs and advance economic development throughout Korea to contribute to the growth of the Korean economy. Our goal is to create 50,000 new jobs by 2025 and to continue to contribute to local economies throughout Korea.
Partnership With Small Merchants
The COVID-19 pandemic was particularly difficult for many small merchants in Korea.69 We launched a campaign with central and local governments in an effort to support these key business partners through financial aid and other incentives and initiatives. In addition, together with the Ministry of Oceans and Fisheries and local municipalities, we implemented a support project aimed at promoting the consumption of local agricultural and fisheries products, increasing sales of local specialties.
67 Includes full-time (permanent and fixed-term) employees as of the end of the relevant period and the daily average of daily workers employed at our fulfillment and logistics centers for the last month of the relevant period.
68 Frontline workers and non-manager employees are Coupang Friends, who are delivery drivers, and non-manager regular workers on the frontline at the fulfillment centers and in our various offices.
69 A small merchant is defined as a merchant who operates a business with less than $3 million a year in income.

We will continue supporting small merchants in 2021. We are working with the Korean Fair Trade Commission on a joint program to provide small merchants with assistance with early settlement of transactions, securing loans, and support for promotional programs, including coupons and advertising. We intend to continue supporting small merchants through further financial aid and marketing services.
Investment Across Korea
Our success has always been deeply tied to Korea, not only to the Seoul metropolitan area. Our logistics infrastructure spans the entire country. Similarly, we work with small merchants throughout the country and our significant regional investments contribute to local economies. In 2020, even during the COVID-19 pandemic, we established or announced plans to establish seven new fulfillment centers, including in those regions where local economies have been hit the hardest. We are also planning to build additional fulfillment centers throughout Korea, to continue to create more jobs, and strengthen local economies.
Our Response to COVID-19
The COVID-19 pandemic and resulting global disruptions have affected our business, as well as those of our customers, merchants, and suppliers. To serve our customers while also providing for the safety of our employees, we have adapted numerous aspects of our logistics and infrastructure, transportation, supply chain, purchasing, and third-party merchant processes. Since March 2020, we have increased staffing within our fulfillment and delivery infrastructure and have provided additional compensation to our workers and certain other service providers to help fulfill increased order volumes from our customers. However, this increased demand on our business may not continue once the COVID-19 pandemic tapers.
In addition, since the initial outbreak of COVID-19, we have made numerous process updates across our operations and have adapted our fulfillment and delivery infrastructure to implement additional employee and customer safety measures, including enhanced cleaning and physical distancing, personal protective gear, disinfectant spraying, and temperature checks. Also, to prevent the local community from experiencing difficulties arising from mask price hikes, we froze the prices and sold more than 600 million masks. When cluster infections occurred, leading to a shortage of masks, hand sanitizer, and various daily necessities, Coupang, with our nationwide logistics network that delivers parcels in just one day, enabled the sale and delivery of daily necessities that the local communities needed.
These measures have been implemented to minimize the risk of spread of COVID-19 to our workers, our customers, and the communities in which we operate, and we may take further actions as may be required by government authorities or that we determine are in the best interests of our workers, customers, merchants, and suppliers. We also made other operational changes in our response to COVID-19 that negatively impacted our logistics and operations cost structure during the year, including costs relating to facility shutdown and remediation efforts and higher temporary labor costs. As a result, during 2020 we incurred $221.3 million in costs that we believe are attributable to impacts from the COVID-19 pandemic, and we expect to continue to incur additional related expenses in the near future.

COUPANG FRIEND

Ki-seok Kim

“Coupang’s pre-sorting systems cut my loading time to a matter of minutes, when it normally takes drivers several hours. This technology keeps improving, making my job easier every day.”

w.coupang.com
쿠팡은 로켓배

coupang
로켓배송
쿠팡은 로켓배송!

"When Coupang expanded Rocket Delivery to Jeju Island, which didn't have many job options before, my decision to move was a no-brainer. Now, I get to live on an island while working at a company that provides me a stable income, paid annual leave, health insurance, and a five-day workweek."

COUPANG FRIEND

Soo-shin Kim

“Without Coupang Flex, my husband and I would have lost the business we had built together over 20 years. It gives me the freedom to choose my own workdays and helps me provide for my children.”

COUPANG FLEX DRIVER

Eung-soon Lee

Our Competition
We compete with: (1) offline, online, and omnichannel retailers, suppliers, distributors, manufacturers, and producers of the products we offer and sell to consumers and businesses; (2) web search engines, comparison shopping websites, social networks, web portals, and other online and app-based means of discovering, using, or acquiring goods and services, either directly or in collaboration with other retailers; (3) companies that provide e-commerce merchant services; (4) companies that sell grocery products online and offline; (5) on-demand food delivery services; (6) companies that provide fulfillment and logistics services for themselves or for third parties; (7) companies that provide online advertising products and services; and (8) financial services companies, including credit cards and payment platforms.
We believe that we are well positioned to effectively compete on the basis of the factors listed above. We also face competition from major global Internet companies, such as eBay. However, at this time, foreign e-commerce companies have a limited presence in Korea.
Seasonality
Our business is seasonal, reflecting typical consumer purchasing behavior patterns over the course of the calendar year. Typically, we see peak order volumes in the first and fourth quarters, which include major holidays such as Korean Chuseok in late September and October, the Christmas and New Year holiday in December, and Lunar New Year in January and February. In addition to seasonality in demand, suppliers are also impacted by seasonal weather patterns that could affect certain products, such as fresh produce. For the offerings we have recently introduced, such as Coupang Eats, we are still unsure about the seasonality pattern due to short business period. As our business grows and we enter new categories or launch new products, other seasonal trends may develop, or these existing seasonal trends may become more extreme.
Intellectual Property
We rely on a combination of patents, trademarks, copyrights, trade secrets, license agreements, confidentiality procedures, non-disclosure agreements, employee non-disclosure and invention assignment agreements, and other legal and contractual rights to establish and protect our proprietary rights.
As of December 31, 2020, we had 385 issued patents globally, with 336 issued patents in Korea, and 49 issued patents in the United States, that expire between 2024 and 2040. We also had over 1,000 patent applications pending globally, inclusive of utility and design, and over 100 Patent Cooperation Treaty applications pending. We are continuously identifying and capturing our internally developed inventions for their potential patentability, and as of December 31, 2020, we had over 90 inventions identified and captured in our invention disclosure forms that are currently under our review. We cannot ensure that any of our patent applications will result in the issuance of a patent or whether we will narrow the scope of our claims during the examination process. In addition, patents may be contested, circumvented, found unenforceable or invalid, and we may not be able to prevent third parties from infringing them. While we believe our patents and patent applications in the aggregate are important to our competitive position, no single patent or patent application is material to us as a whole.
We have trademark rights in our name and other brand indicia and have trademark registrations for select marks in Korea, the United States, and other jurisdictions around the world. We also have registered domain names for websites that we use in our business, such as www.aboutcoupang.com and similar variations.
We control access to and use of our proprietary technology and other confidential information through the use of internal and external controls, including technical and administrative security controls and contractual protections with employees, contractors, customers, and partners. It is our practice to enter into confidentiality and invention assignment agreements (or similar agreements) with our employees, consultants, and contractors involved in the development of intellectual property on our behalf. We also enter into confidentiality agreements with other third parties in order to limit access to, and disclosure and use of, our confidential information and proprietary information. We further control the use of our proprietary technology and intellectual property through provisions in our terms of service.
We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost effective. Despite our efforts to protect our intellectual property rights, they may not be respected in the future or may be invalidated, circumvented, or challenged. In addition, if we were to further expand our international operations, effective patent, copyright, trademark, and trade secret protection may not be available or may be limited in foreign countries. Companies operating in the Internet and technology industries are frequently involved in litigation based on allegations of infringement, misappropriation, or other violations of intellectual property or other rights. From time to time, we face, and we expect to face in the future, allegations that we have infringed the trademarks, copyrights, patents, trade secrets, or other intellectual property rights of third parties, including our competitors and non-practicing entities. As we face increasing competition and as our business grows, we will likely face more claims of infringement.
Legal Proceedings
From time to time, we are subject to legal proceedings, claims, litigation, governmental audits, inspections, investigations, and other various proceedings in the ordinary course of business. We have received, and may in the future continue to receive, claims, litigation, governmental audits, inspections, and investigations relating to issues such as employment and labor, worker classification and assignment, worker pay, hours and benefits, labor relations including union and collective bargaining issues, employment authorization and immigration, worker safety, intellectual property (including patent, trademark, and copyright), product safety, personal injury, privacy, information security, tax compliance, import/export regulations, foreign exchange regulations, licenses and permits, food safety, medical products, drugs and devices, financial services, antitrust and fair trade matters, consumer protection, and environmental issues.
The results of any current or future claims, litigation, governmental audits, inspections, or investigations cannot be predicted with certainty. Regardless of the outcome, these claims and proceedings can have an adverse impact on us because of defense and settlement costs, diversion of management resources, harm to our brand and reputation, and other factors.
The most significant of our current legal proceedings are described below and risks relating to legal matters are described elsewhere in this prospectus, see “Risk Factors.”
Korean Fair Trade Investigation
In 2019, LG Household & Healthcare (“LGHH”) filed a complaint with the KFTC alleging that we violated the Korean Act on Fair Transactions in Large Retail Business and Monopoly Regulation and Fair Trade Act. The complaint claimed, among other issues, that we engaged in unfair returns of LGHH products, illegally requested that LGHH disclose confidential business information, and unfairly refused to do business with LGHH.
Following the complaint, the KFTC has made two field investigation visits to our office in July 2019 and October 2020. We have provided documents and evidence in response to the investigation. In addition to LGHH’s allegations, the investigation addresses our negotiations and contracting with retail suppliers generally. The investigation is ongoing, and we are cooperating with the investigation. Under Korean law, the issues addressed in the investigation can be resolved through civil, administrative, or criminal proceedings. The ultimate case resolution could include fines, orders to alter our processes or procedures, and criminal investigations or charges against individuals or the company.

Korean Employment & Labor Investigations
Current and former employees have raised and will likely raise allegations with the Korean Ministry of Employment and Labor or the Occupational Health Safety and Health Agency relating to employment and labor issues. Examples of such issues include (but are not limited to) pay, hours, breaks, time off, deductions from wages, unfair dismissal, health and safety, and union activities. Under Korean law, these allegations can be resolved through civil, administrative, or criminal proceedings.
We intend to vigorously defend these legal proceedings and believe we have meritorious defenses to each. However, legal proceedings are inherently uncertain, and any judgment, ruling, fine, penalty, or injunctive relief entered against us or any adverse settlement could negatively affect our business, results of operations, and financial condition.
Corporate Conversion
We currently operate as a Delaware limited liability company under the name Coupang, LLC, which we formed in 2010. Immediately prior to the effectiveness of this registration statement, Coupang, LLC will convert into a Delaware corporation pursuant to a statutory conversion and will change its name to Coupang, Inc. See “Corporate Conversion.”
Facilities
Our corporate headquarters is located in Seoul, Republic of Korea, where we lease approximately 616,000 square feet of space under a lease that expires in May 2022. As of December 31, 2020, we maintained fifteen offices across Korea, seven offices across Beijing, Los Angeles, Seattle, Silicon Valley, Shanghai, and Shenzhen, and we maintained over 100 fulfillment or logistics centers in Korea and the United States. We believe our facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate our operations.

GOVERNMENT REGULATION
We are subject to a number of national, state/region, and local laws and regulations in the U.S., Korea, China, and Singapore. These laws and regulations involve matters that are central to our business, including our interactions with customers, suppliers, and merchants. These laws and regulations involve fair trade, competition, labor and employment, privacy, data protection, intellectual property, consumer protection, import and export regulations, and other subjects. Many of the laws and regulations to which we are subject are evolving and being tested in courts and could be interpreted in ways that could harm our business. In addition, the application and interpretation of these laws and regulations often are uncertain, particularly in the new and rapidly evolving industry in which we operate. Laws and regulations in each jurisdiction where we do business continue to develop and evolve rapidly. As a result, it is possible that we may not be, or may not have been, compliant with each such applicable law or regulation.
Due to the extensive business we conduct in Korea, below are examples of Korean laws and regulations that govern our business, which include but are not limited to:
The Large Retailers Act
The Large Retail Business Act (the “Retail Act”) is applicable to interactions between large retail businesses and suppliers. A large retail business is defined as an entity that is supplied with goods for sale by multiple suppliers, with sales of ₩100 billion or more.
The Retail Act imposes several limits that can have a material impact on our business. For example, under the Retail Act, large retail businesses are generally prohibited from unilaterally reducing payment for goods once they are delivered. Price reductions are permitted if there are unavoidable and justifiable grounds for the reduction, which may be recognized if goods other than the contracted goods are delivered, goods are contaminated/damaged due to causes attributable to the supplier, or goods are defective. Similarly, the Retail Act imposes limitations on the return of products once they have been delivered by the supplier.
The Retail Act also prohibits large retailers from requesting economic benefits from suppliers without justifiable grounds. Whether or not a request for economic benefits is supported by justifiable grounds is determined by a number of factors on a case-by-case basis, including whether both parties would benefit from the proposal.
For purposes of the Retail Act, a “supplier” is anyone who supplies goods for a large retailer to sell under its own name. The merchants who sell on our marketplace are not considered to be suppliers under the Retail Act. However, our interactions with those merchants are regulated by other laws, such as the Monopoly Regulation and Fair Trade Law.
The provisions of the Retail Act may not apply in situations where a retailer does not have a superior position with regard to a particular supplier. The question of whether a retailer has a superior position is determined based on the facts of each case.
The Subcontracting Act
The Fair Transactions in Subcontracting Act (the “Subcontracting Act”) regulates various subcontracting and outsourcing transactions where there is a disparity in the bargaining positions of the parties. The Subcontracting Act is applied to any “subcontract or outsourcing agreement” between a “prime contractor” and a “subcontractor,” where the subcontractor is a “small or medium enterprise.” The term “prime contractor” can refer to either the contractor or the ultimate customer of the contractor, and a “subcontractor” can refer to an outsourcing service provider. Thus, the Subcontracting Act applies to a two-party subcontracting or outsourcing relationship between a customer and an outsourcing service provider that is a small or medium enterprise. Subcontracting can include contract manufacturing arrangements, which are common in the production of private label products.

The Subcontracting Act imposes various restrictions on prime contractors, such as prohibiting the contractor from arbitrarily cancelling or changing any entrustment of work or refusing to receive or postponing the delivery of the goods, unless there is a reason attributable to the subcontractor. When the goods are delivered, the prime contractor can be obliged to immediately deliver a certificate of receipt to the subcontractor, even before an inspection of the goods is conducted.
Labor & Employment Laws and Regulations
The Labor Standards Act
The Labor Standards Act (the “LSA”) is the primary Korean law governing employment relationships. The LSA sets various minimum working conditions which supersede any provisions of employment agreements, employment rules or collective bargaining agreements which are less favorable than the LSA’s minimum conditions. Employers are free to establish higher standards by means of individual employment contracts, employment rules or collective bargaining agreements; however, any employment agreements, employment rules or collective bargaining agreements which fall below the minimum standards of the LSA are deemed null and void to such extent.
A series of presidential and ministerial decrees regulate the implementation of the LSA. The Ministry of Employment and Labor (the “MOEL”) is primarily responsible for enforcing the LSA and related decrees.
The Employment Retirement Benefit Security Act
The Employment Retirement Benefit Security Act (the “ERBSA”) imposes minimum standards for statutory severance pay. The ERBSA incorporates the severance plan provisions of the LSA and provides for a comprehensive retirement benefit system consisting of several different plans, such as the statutory severance pay, defined benefit plan, and defined contribution plan.
Under the statutory severance pay system, employees are entitled to severance pay equal to at least 30 days’ average wages for each year of service, upon resignation or termination after at least one year of continuous employment.
The Industrial Accident Compensation Insurance Act
The Industrial Accident Compensation Insurance Act (the “IACIA”) prescribes a mandatory employee compensation program for job-related injuries or death. Under the IACIA, the Korea Workers’ Compensation and Welfare Service provides insurance coverage to workers in case of injury, disease, or disability due to an occupational accident.
The IACIA contributes to the protection of employees by requiring employers to maintain accident compensation insurance at a level adequate to create an incentive for adopting accident prevention safety measures. The MOEL determines premium rates by classifying businesses according to accident rates over the past three years and collects premiums from the insured employers to cover the expenses of the insurance program.
The Act on the Protection, etc. of Fixed-Term and Part-Time Employees
The Act on the Protection, etc., of Fixed-Term and Part-Time Employees (the “APFPE”) extends employee protections to fixed-term and part-time employees. The APFPE prohibits employers from using the services of non-regular workers (i.e., fixed-term contract employees) for periods exceeding two years. If a fixed-term employee has worked for the same employer for more than two years and the employee is not otherwise exempt, then the fixed-term employee is presumed to be a regular employee with an indefinite-term contract.
The APFPE also prohibits discriminatory treatment against fixed-term and part-time employees (as compared to regular employees working in the same or similar jobs) with respect to their wages, regular bonuses, bonuses due to their employer’s performance, and other working conditions and welfare benefits.
The Act on the Protection, etc., of Dispatched Workers
The Act on the Protection, etc., of Dispatched Workers (the “APDW”) extends employee protections to dispatched workers. Dispatched workers comprise those who are employed by a manpower supply company, are dispatched to a company requiring their services, and are under the supervision and control of the receiving company.
The APDW prohibits employers from using the services of dispatched workers for periods exceeding two years. If a dispatched worker’s service period exceeds two years at the same workplace, then the receiving employer is required to hire the dispatched worker. The APDW also prohibits employers from discriminating against those workers regarding compensation and benefits as compared to the employer’s workers if dispatched workers undertake the same or similar work. Moreover, under the APDW, dispatched workers could only be dispatched from a company with a dispatching business license, to perform work falling under one of 32 specified business roles.
The Trade Union and Labor Relations Adjustment Act
The Trade Union and Labor Relations Adjustment Act (the “TULRAA”) is the main Korean statute governing collective labor relations. The TULRAA has its basis in Article 33 of the Constitution of Korea, which guarantees all workers the right to organize, bargain, and act collectively.
The TULRAA governs collective labor-management relations such as guaranteeing the rights of association, collective bargaining and collective action, and regulating labor union activities as well as resolving industrial disputes. The TULRAA prescribes procedures for the formation and management of unions, rules for collective bargaining, lists of unfair labor practices, procedures for government mediation efforts, and rules on labor disputes.
The Act on the Promotion of Employees’ Participation and Cooperation
The Act on the Promotion of Employees’ Participation and Cooperation (the “APEPC”) requires the formation of labor management councils in companies for the purpose of improving the welfare of employees and maintaining the steady development of business enterprises through participation and cooperation between employers and employees. Under the APEPC, an employer that employs 30 or more employees must establish a labor management council comprised of representatives of employees and management.
Once established, (i) the labor management council must meet at least once every three months to discuss employment-related matters, and (ii) the employer must establish a grievance handling committee within the labor management council. Furthermore, (iii) the labor management council must adopt bylaws which are required to be submitted to the MOEL.
Worker Safety Laws and Regulations
Occupational Safety and Health Act
The Occupational Safety and Health Act (the “OSHA”) was enacted to maintain and promote the safety and health of employees through prevention of industrial accidents. The OSHA imposes the following obligations on the government, workers, and businesses, respectively: (1) the government must establish and implement standards for safety and health, as well as exercise regulatory oversight over compliance with respect thereto, and supervise the use of hazardous or dangerous machinery, apparatus, equipment and materials, etc. in the workplace; (2) workers must comply with applicable rules and orders for preventing industrial accidents, which are promulgated or otherwise issued pursuant to the OSHA; and (3) businesses must maintain and promote safety and health of workers and follow the government’s safety and health policies regarding industrial accidents, by complying with applicable rules, creating comfortable working environment, and improving working conditions, as well as by providing workers with information related to safety and health in the workplace.
Regulations on Industrial Safety and Health Standards
To implement the OSHA, MOEL has issued the Regulations on Industrial Safety and Health Standards. These regulations address safety and health measures relating to night shift workers, preventing cerebrovascular and cardiovascular disease, preventing musculoskeletal diseases caused by physical demands, material and heavy load handling, forklift and forklift operation, provision and maintenance of personal protective equipment, conveyor safety, electrical hazards, and prevention of fire and explosion, among other topics. The regulations are comprised of a total of 673 articles.
Environmental Regulations
Our operations are subject to environmental laws and regulations, including those relating to waste management and air, soil, and water pollution. As an owner and operator of commercial real estate, we may be subject to liability under applicable environmental laws for clean-up of any contamination at our facilities. Unfavorable changes in, failure to comply with, or increased costs to comply with environmental laws and regulations could adversely affect us.
The Personal Information Protection Act
The Personal Information Protection Act and related legislation, regulations, and orders (“PIPA”) governs the collection, use, dissemination, storage, and destruction of personal information. PIPA specifies the circumstances under which consent must be obtained to collect, use, or disseminate a person’s personal information. PIPA places limits on the circumstances in which personal information can be required and on the collection of some types of personal information (such as identifiers granted by law for identification purposes). PIPA grants an individual right to request perusal, correction, or deletion of one’s own personal information, and specifies the methods to exercise such rights. Additionally, PIPA establishes requirements for information destruction, such as a requirement that personal information should be destroyed if it is no longer necessary to achieve the purpose for which it was collected.
Under PIPA, in the event a leak of personal information is discovered, the processor of personal information is required to promptly notify the affected person(s). PIPA requires notification to the authorities and other measures in certain circumstances.
PIPA imposes monetary remedies, penalties, and statutory damages for violations of its restrictions. Class-action relief for the leakage of personal data is available in certain circumstances, and some conduct, such as collection of personal information without consent, can be subject to criminal punishment.
The Act on Consumer Protection for Transactions through Electronic Commerce
Under this act, we are required to take necessary measures to maintain the security of consumer information related to our electronic settlement services. We are also required to notify consumers when electronic payments are made and to indemnify consumers for damages resulting from misappropriation of consumer information by third parties.
Copyright Act
Korea’s Copyright Act provides protections for various types of creative works, including certain copyrightable “computer programs” and “databases.” The Copyright Act provides the creator of such works with rights to the economic benefits flowing from their creation and control over the works’ use and dissemination. The infringement of copyrights protected under the Copyright Act are subject to civil claims as well as criminal penalties.

The Copyright Act implements the Korea U.S. Free Trade Agreement, by recognizing temporary storage as copying, introducing a system for fair use of copyrighted materials, and concept of statutory damages for copyright violations and adding conditions for online-service providers to be exempted from infringement liability and types of prohibited acts of infringement on the rights of copyright holders.
The Monopoly Regulation and Fair Trade Act
In Korea, the KFTC designates an affiliated group of companies whose total assets of the preceding fiscal year exceeding KRW 5 trillion or more as a business group subject to disclosure (Article 14 of the Monopoly Regulation and Fair Trade Act, and Article 21 of the Enforcement Decree of the Act). If a group of companies are designated a business group subject to disclosure, the companies will become subject to, among others, the following obligations under the Monopoly Regulation and Fair Trade Act:
•Resolutions by Board of Directors on Large-Scale Internal Trading and Disclosure:
When a member company of a business group subject to disclosure wishes to engage in large scale internal trading (meaning either 5% or more of the larger of its total assets or its capital, or KRW 5 billion or more), with or for a specially related party, the company should obtain a resolution of the board of directors and make certain disclosures.
•Obligation to Disclose Information About the Business Group:
A business group subject to disclosure must publicly disclose on an annual basis, the general status of the company (such as the company name, certain business details, financial status, changes relating to affiliated companies, etc.), details on its executive employees and shareholders, and on a quarterly basis, cross shareholding between the affiliated companies, debt guarantees between the affiliated companies, and trading with specially related persons.
•Obligation to Report Shareholding Details:
A business group subject to disclosure must report to the KFTC by May 31st every year certain information such as details about its shareholders, financial status, and holdings of shares in other domestic companies.
Violation of the above restrictions may subject the company to a corrective order or an administrative fine of up to KRW 100 million imposed by the KFTC or criminal fine of up to KRW 100 million.
Proposed Legislation
Punishment of Companies and Corporate Officials for Serious Accidents
On January 8, 2021, the main session of the Korean National Assembly passed a draft Bill on Punishment for Serious Accidents, etc. (the “Serious Accidents Act”). The Serious Accidents Act seeks to impose criminal and civil liability on both corporations and individuals for loss of life in workplace accidents. The Serious Accidents Act provides potential liability for businesses and their management in addition to that contained in the existing Korean Occupational Safety and Health Act. The Serious Accidents Act provides for criminal punishment, public disclosure of punishment, and monetary damages, including punitive damages up to five times the actual damages suffered. The Serious Accidents Act also expands the scope of persons potentially subject to sanction in the event of a serious accident, including both individuals responsible for health and safety and also general management personnel.
Class Actions and Punitive Damages
On September 28, 2020, the Ministry of Justice (the “MOJ”) announced a proposed amendment to the Korean Commercial Code to allow punitive damages to be awarded in a broad scope of cases. This expansion of the availability of punitive damages would mean that such damages could be awarded in a wide variety of types of matters, whereas punitive damages in Korea were previously limited to a narrower group of cases.
The MOJ also announced it would submit proposed legislation for a new Class Action Act. This new act is expected to make class action litigation available for a wide variety of claims, to provide for the right of a jury trial, and to make class actions available to claims where an attributable cause arose before the enactment of this legislation.
Fair Online Platform Intermediary Transactions
On September 28, 2020, the KFTC proposed the Fair Online Platform Intermediary Transactions Act (the “Proposed Bill”). The Proposed Bill is intended to add to the regulatory provisions of the Monopoly Regulation and Fair Trade Act of Korea to address competition and fairness issues arising in the business of online platforms. The Proposed Bill would enhance liability of online platform operators to their merchants, suppliers, and customers.

MANAGEMENT
The following table sets forth information for our executive officers, directors, and key employees as of January 31, 2021.

Name	Age	Position
Executive Officers
Bom Suk Kim	42	Chief Executive Officer and Chairman of the Board
Gaurav Anand	45	Chief Financial Officer
Hanseung Kang	52	Representative Director, Business Management
Daejun (“DJ”) Park	47	Representative Director, Business Development
Thuan Pham	53	Chief Technology Officer
Harold Rogers	43	Chief Administrative Officer

Non-Employee Directors
Matthew Christensen	43	Director
Lydia Jett	40	Director
Neil Mehta	36	Director
Benjamin Sun	47	Director
Kevin Warsh	50	Director
Harry You	61	Director

Key Employees
Minette Bellingan	46	Representative Director, CPLB
InTae (“Kiro”) Kyung	46	Representative Director, Coupang Pay
Joseph N. Nortman	47	Representative Director, CFS
Executive Officers

Bom Suk Kim. Bom Suk Kim founded our company and has served as our Chief Executive Officer and as a member of our board of directors since May 2010. Mr. Kim attended Harvard University, earning an A.B. degree in Government. We believe Mr. Kim is qualified to serve as a member of our board because of his extensive experience building and leading our business and his insight into our technology as our Founder and Chief Executive Officer.

Gaurav Anand. Gaurav Anand has served as our Chief Financial Officer since December 2020 and previously served as our Chief Operating Officer from January 2019 to December 2020. Mr. Anand previously served as the Chief of Staff to our CEO from January 2017 to December 2018 and our Chief Financial Officer of Global eCommerce from January 2017 to December 2017. Prior to joining Coupang, Mr. Anand served as Vice President of Finance at Myntra, a fashion subsidiary of Flipkart, from November 2014 to December 2016. Mr. Anand also previously worked at Amazon from 2007 to 2014, holding various Finance positions across North America retail, International retail, AWS business, and payments business.

Hanseung Kang. Hanseung Kang has served as our Representative Director of Business Management since November 2020. Prior to joining Coupang, Mr. Kang worked as an attorney at Kim & Chang from February 2013 to November 2020, where his practice focused on crisis management, communication strategy, and government affairs. From August 2011 to February 2013, Mr. Kang served as the Secretary to the President of the Republic of Korea for Legal Affairs. During the prior eighteen years, he served in the Korean judiciary, first as a judge at district courts and later as a presiding judge in the appellate court. Mr. Kang has also served as a Special Counselor to the Legislation and Judiciary Committee of the National Assembly of the Republic of Korea, and as the Counselor for the Judicial Affairs at the Embassy of the Republic of Korea in the U.S. Mr. Kang received his LL.B. from Korea University and attended the Judicial Research and Training Institute of the Supreme Court of Korea.

Daejun (“DJ”) Park. DJ Park has served as our Representative Director of Business Development since January 2020. In this role, he explores, develops, and leads Coupang’s new services including the food delivery service Coupang Eats to ensure they can be successfully introduced to customers. Previously, Mr. Park served as our Vice President of Policy from January 2019 to January 2020, and as our Senior Director of Policy from May 2012 to December 2018. Prior to joining us, Mr. Park worked at LG Electronics, a multinational electronics company, and Naver, an engineering and development company. He holds a Bachelor’s degree in Business Administration from Hongik University.

Thuan Pham. Thuan Pham has served as our Chief Technology Officer since September 2020. Prior to joining Coupang, Mr. Pham served as Chief Technology Officer of Uber Technologies, Inc. from April 2013 to May 2020. From December 2004 to January 2013, Mr. Pham served in various Vice President roles at VMWare, Inc., a software and technology company, including as Vice President, R&D - Cloud Management Platform from June 2012 to January 2013. Mr. Pham holds both B.S. and M.S. degrees in Computer Science and Electrical Engineering from the Massachusetts Institute of Technology.

Harold Rogers. Harold Rogers has served as our Chief Administrative Officer since January 2020. Prior to joining Coupang, Mr. Rogers served as Executive Vice President, Chief Ethics and Compliance Officer at Millicom, a global telecommunications company, from August 2016 to December 2019. He also was previously a Partner at Sidley Austin LLP from January 2013 to July 2016 and an associate attorney from September 2006 to December 2012. He clerked for the Honorable Thomas B. Griffith on the United States Court of Appeals for the Washington D.C. Circuit from 2005 to 2006. Mr. Rogers holds a B.A. in English from Brigham Young University and earned his J.D. from Harvard Law School.

Non-Employee Directors

Matthew Christensen. Matthew Christensen has served on our board since July 2010. Mr. Christensen has served as a co-founder, Chief Executive Officer and Managing Partner of Rose Park Advisors, LLC, a venture capital firm, since November 2006. He also serves as a member of the board of directors of several private portfolio companies, including CircleUp, innRoad, Inc., Activate Care, BioLite, LeasePilot, EZTable, and Astoria Solutions Pte Ltd. Mr. Christensen earned bachelor’s degrees in Civil Engineering and Economics from Duke University and his M.B.A. from Harvard Business School. We believe Mr. Christensen’s extensive experience as both an investment manager and board member makes him a valuable member of our board.

Lydia Jett. Lydia Jett has been a director of Coupang since October 2018. Ms. Jett has also been a founding Investment Partner at SoftBank Investment Advisors (the Softbank Vision Fund) since 2017, where she focuses on investing in and serving on the boards of e-commerce, consumer internet, fintech, and robotics companies on a global basis, including SoftBank’s e-commerce investments: Coupang, Fanatics, Flipkart, Tokopedia, and Klook. Ms. Jett joined Softbank Group International in 2015. Prior to joining Softbank, from 2009 to 2015, Ms. Jett was a Vice President at M/C Partners, a growth equity firm focused on the communications, media, and information technology sectors. From 2005 to 2007, Ms. Jett worked at Goldman Sachs in the Principal Investment Area, where she was actively involved in investments across the technology, media, and education sectors. From 2003 to 2005, Ms. Jett was an Investment Banking Analyst at JPMorgan.

Additionally, Ms. Jett serves as an Independent Director of Ozon (Nasdaq: Ozon), a leading Russian eCommerce Company where she chairs the Nominating Committee and serves on the Audit Committee, as well as the Venture Advisory Board of Silicon Valley Bank. Ms. Jett holds a Master of Business Administration degree from the Stanford Graduate School of Business and a Bachelor’s degree from Smith College. Ms. Jett is also a graduate of the General Course at The London School of Economics. We believe Ms. Jett’s extensive experience in the areas of corporate strategy, technology, finance, and private equity makes her a valuable member of our board.

Neil Mehta. Neil Mehta has served as a member of our board since December 2010. Mr. Mehta founded Greenoaks Capital Partners LLC (“Greenoaks”), an investment firm, and has served as a Managing Director since April 2014. Prior to Greenoaks, Mr. Mehta was a Senior Investment Professional for special situations investments in India, the Middle East, and Southeast Asia for Orient Property Group Ltd., a Hong Kong-based investment firm financed by a fund managed by D.E. Shaw & Co., L.P., from October 2007 to November 2009. Mr. Mehta also previously worked for Kayne Anderson Capital Advisors, an alternative investment firm, where he invested in private companies in the general business and technology sector. Mr. Mehta earned a BSc in Government from The London School of Economics and Political Science. We believe Mr. Mehta’s operational experience in the technology industry and extensive knowledge of high-growth companies makes him a valuable member of our board.

Benjamin Sun. Benjamin Sun has served on our board since July 2010. Mr. Sun is General Partner and co-founder of Primary Venture Partners, an early stage venture capital fund, since 2013. Mr. Sun also co-founded LaunchTime LLC (“LaunchTime”) in January 2010, which invests in early stage companies, and currently serves as a Partner. Previously, Mr. Sun served as President and Chief Executive Officer of Community Connect Inc., a leading online publisher targeting various niche market, from October 1996 to December 2008 (Community Connect Inc. was acquired by Radio Once, Inc. in 2008). Mr. Sun began his financial career as an Investment Bank Analyst at Merrill Lynch. Mr. Sun earned a B.A. degree in Economics from the University of Michigan in 1995. We believe Mr. Sun’s extensive experience working with technology companies makes him a valuable member of our board.

Kevin Warsh. Kevin Warsh has served as a member of our board since October 2019. Since April 2011, he has served as the Shepard Family Distinguished Visiting Fellow in Economics at the Hoover Institution and lecturer at the Stanford Graduate School of Business. He has served on the board of directors of United Parcel Service, a multinational package delivery and supply chain management company, since July 2012. Governor Warsh is a member of the Group of Thirty (“G30”) and the Panel of Economic Advisers of the Congressional Budget Office (“CBO”). Governor Warsh served as a member of the Board of Governors of the Federal Reserve System from 2006 until 2011. From 2002 until 2006, Governor Warsh served as Special Assistant to the President for Economic Policy and Executive Secretary of the White House National Economic Council. Previously, Governor Warsh was a member of the Mergers & Acquisitions department at Morgan Stanley & Co. in New York, serving as Vice President and Executive Director. Governor Warsh received his A.B. from Stanford University, and J.D. from Harvard Law School. We believe Governor Warsh’s extensive experience in economics, finance, and corporate governance makes him a valuable member of our board.

Harry You. Harry You has served on our board since January 2021, and is Vice Chairman of GTY Technology Holdings Inc., a leading SaaS provider to North American state and local governments as well as other public entities. Mr. You is chairman of dMY Technology Group I, II, and III, public blank check companies focused on mobile gaming and advanced technology (AI, cloud networking, and quantum computing). From 2008 to September 2016, Mr. You served as the Executive Vice President in the Office of the Chairman of EMC Corporation. Mr. You joined EMC in 2008 to oversee corporate strategy and new business development, which included mergers and acquisitions, joint ventures, and venture capital activity. Mr. You was Chief Executive Officer of BearingPoint Inc. from 2005 to 2007 and also served as BearingPoint’s Interim Chief Financial Officer from 2005 to 2006. From 2004 to 2005, Mr. You served as Executive Vice President and Chief Financial Officer of Oracle Corporation, helping begin Oracle’s acquisition run with the takeovers of Peoplesoft, Inc. and Retek in 2005. From 2001 to 2004. Mr. You served as Chief Financial Officer of Accenture Ltd. in the first years after its IPO. Mr. You also previously spent 14 years in the financial services industry, including serving as a managing director in the Investment Banking Division of Morgan Stanley. Mr. You serves on the Audit and Compensation Committees of Broadcom Inc. Mr. You served on the board of directors of Korn/Ferry International, a global executive recruiting company, from 2004 to 2016, and has been a trustee of the U.S. Olympic Committee Foundation since 2016. Mr. You holds an M.A. in Economics from Yale University and a B.A. in Economics from Harvard College. We believe Mr. You’s extensive and varied mergers and acquisitions experience, financial and strategic planning expertise, public company financial management experience, cybersecurity experience, and executive leadership roles at various technology-driven companies, as well as his public company board and committee experience makes him a valuable member of our board.

Key Employees

Minette Bellingan. Minette Bellingan has served as our Representative Director, CPLB since December 2018. In this role, she leads CPLB, which develops and sells private label products and provides compliance services to the Coupang family of companies. Prior to joining Coupang, she was the Director of Global Sourcing and Private Brands at Amazon.com, an online retailer, from January 2013 to December 2018. Ms. Bellingan has over 20 years of experience in private label and compliance in online and offline retail in Asia, Europe, and the United States. Ms. Bellingan received a Bachelor of Arts degree with distinction from the Central Saint Martins School of Art London, a Masters of Business Administration from the OU Business School London, and a Master of Research degree with distinction from the University of Cambridge.

InTae (“Kiro”) Kyung. Kiro Kyung has served as our Representative Director of Coupang Pay since April 2020. In this role, he leads our financial technology and payment services to provide payment options and other financial services to our customers and merchants. Previously, Mr. Kyung served as our Senior Director Software Engineering from June 2019 to April 2020, and Director Software Engineering from June 2014 to May 2019. Mr. Kyung is an experienced software development engineer and leader who founded two tech startups before joining Coupang. He holds a Bachelor’s degree in Computer Engineering from Chung-Ang University.

Joseph N. Nortman. Joe Nortman has served as our Representative Director, CFS, since November 2017. CFS provides fulfillment services to the Coupang family of companies. He previously served as Senior Director Logistics from May 2017 to October 2017. Prior to joining us, Mr. Nortman held various roles in fulfillment, logistics, and operations at both online and offline retailers such as JC Penney from July 2013 to May 2017, and Amazon from June 2012 to July 2013, as well as at United Parcel Service, a multinational package delivery and supply chain management company, from August 1995 to June 2006. Mr. Nortman earned a Master of Arts focused in global logistics from California State University-Long Beach.

Family Relationships
There are no family relationships among any of our executive officers or directors. See “Certain Relationships and Related Party Transactions.”
Composition of Our Board of Directors
Our business and affairs are managed under the direction of our board of directors. We currently have seven directors. Our current directors will continue to serve as directors until their resignation, removal or successor is duly elected.
Lead Independent Director
Upon the completion of this offering, Mr. Kim will serve as both our chief executive officer and as chairman of our board of directors. Our corporate governance guidelines will provide that one of our independent directors shall serve as the lead independent director at any time that Mr. Kim or anyone else who is not an independent director is serving as the chairman of the board of directors. Our board of directors intends to appoint Neil Mehta, effective upon the completion of this offering, to serve as our lead independent director. As lead independent director, Mr. Mehta will preside over periodic meetings of our independent directors and coordinate certain activities of the independent directors.
Committees of Our Board of Directors
Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.
Audit Committee
Following this offering, our audit committee will consist of Harry You, Matthew Christensen, and Benjamin Sun. Our board of directors has determined that each member of our audit committee satisfies the independence requirements under the listing standards of the New York Stock Exchange (the “NYSE”) and Rule 10A-3(b)(1) of the Securities Exchange Act of 1934, as amended (“Exchange Act”). The chair of our audit committee is Mr. You. Our board of directors has determined that Mr. You is an “audit committee financial expert” within the meaning of SEC regulations. Each member of our audit committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, our board of directors has examined each audit committee member’s scope of experience and the nature of their employment.
The primary purpose of our audit committee is to discharge the responsibilities of our board of directors with respect to our corporate accounting and financial reporting processes, systems of internal control and financial statement audits, and to oversee our independent registered public accounting firm. Specific responsibilities of our audit committee include:
•selecting the independent registered public accounting firm to audit our consolidated financial statements;
•ensuring the independence of the independent registered public accounting firm;
•discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and that firm, our interim and year-end results of operations;
•developing procedures to enable submission of anonymous concerns about accounting or audit matters;
•considering the adequacy of our internal accounting controls and audit procedures;
•reviewing related party transactions;
•approving or, as permitted, pre-approving all audit and non-audit services to be performed by the independent registered public accounting firm; and
•overseeing our internal audit function.
Our audit committee will operate under a written charter, to be effective in connection with the completion of this offering, that satisfies the applicable listing standards of the NYSE.

Compensation Committee
Following this offering, our compensation committee will consist of Neil Mehta, Lydia Jett, and Kevin Warsh. The chair of our compensation committee is Mr. Mehta. For purposes of compliance with Rule 16b-3 promulgated under the Exchange Act with respect to applicable matters as may be necessary, our compensation committee will delegate appropriate authority to a compensation committee subcommittee, each of whose members is a “non-employee director” as defined in such Rule.
The primary purpose of our compensation committee is to discharge the responsibilities of our board of directors in overseeing our compensation policies, plans, and programs, and to review and determine the compensation to be paid to our executive officers, directors, and other senior management, as appropriate. Specific responsibilities of our compensation committee include:
•reviewing and approving, or recommending that our board of directors approve, the compensation of our executive officers;
•reviewing and recommending to our board of directors the compensation of our directors;
•reviewing and approving the terms of any compensatory agreements with our executive officers;
•administering our stock and equity incentive plans;
•reviewing and making recommendations to our board of directors with respect to incentive compensation and equity plans; and
•establishing and reviewing our overall compensation philosophy.
Our compensation committee will operate under a written charter, to be effective in connection with the completion of this offering, that satisfies the applicable listing standards of the NYSE.
Nominating and Corporate Governance Committee
Our nominating and corporate governance committee consists of Kevin Warsh, Lydia Jett, and Harry You. The chair of our nominating and corporate governance committee is Mr. Warsh. Our board of directors has determined that each member of our nominating and corporate governance committee is independent under the listing standards of the NYSE.
Specific responsibilities of our nominating and corporate governance committee include:
•reviewing developments in corporate governance practices;
•developing and recommending our corporate governance guidelines and policies, and evaluating their sufficiency;
•reviewing proposed waivers of the code of conduct;
•overseeing the process of evaluating the performance of our board of directors;
•advising our board of directors on corporate governance matters;
•identifying and evaluating candidates, including the nomination of incumbent directors for reelection and nominees recommended by stockholders, to serve on our board of directors;
•considering and making recommendations to our board of directors regarding the composition and chairmanship of the committees of our board of directors;
•developing and making recommendations to our board of directors regarding corporate governance guidelines and matters; and

•overseeing periodic evaluations of the board of directors’ performance, including committees of the board of directors.
Our nominating and corporate governance committee will operate under a written charter, to be effective in connection with the completion of this offering, that satisfies the applicable listing standards of the NYSE.
Code of Business Conduct and Ethics
We have adopted a code of business conduct and ethics that applies to our directors, officers, and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Upon the completion of this offering, our code of business conduct and ethics will be available under the corporate governance section of our website at http://www.aboutcoupang.com. In addition, we intend to post on our website all disclosures that are required by law or the listing standards of the NYSE concerning any amendments to, or waivers from, any provision of the code. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus.
Compensation Committee Interlocks and Insider Participation
None of our executive officers currently serve, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

EXECUTIVE COMPENSATION
Compensation Discussion and Analysis
Overview
This section discusses the principles underlying the material components of our executive compensation program for our executive officers who are named in the subsection titled “2020 Summary Compensation Table.” These “named executive officers” for 2020 are:

Name	Position
Bom Suk Kim	Chief Executive Officer
Gaurav Anand[70]	Chief Financial Officer
Thuan Pham	Chief Technology Officer
Hanseung Kang	Representative Director, Business Management
Harold Rogers	Chief Administrative Officer
Alberto Fornaro	Senior Advisor and Former Chief Financial Officer
This section provides an overview of the objectives and philosophy underlying our executive compensation program, its various elements, and our process for determining each element. Each component of our executive compensation program is intended to be flexible and complementary to the others in order to further our corporate mission and the objectives of the program.
Objectives, Philosophy, and Elements of Executive Compensation
We’re on a mission to create a world where customers wonder, “How did we ever live without Coupang?” In order to fulfill our mission, we must hire and retain the best. Our executive compensation program is key to meeting this goal, and our compensation philosophy aims to achieve the following main objectives:
•attract, retain, and reward highly qualified executives who help us achieve our mission to “wow” the customer and who are capable of advancing our financial goals and, ultimately, creating and maintaining our long-term equity value;
•provide incentives that motivate and reward performance; and
•provide total compensation that is competitive in the markets where we seek executive talent.
Our executive compensation program generally consists of, and is intended to strike a balance among, the following three principal components: base salary, annual bonuses, and long-term incentive compensation in the form of equity awards.
How We Determine Executive Compensation
Historically, the initial compensation arrangements with our executive officers, including the named executive officers, have been determined in arm’s-length negotiations with each individual. The compensation arrangements have been influenced by a variety of factors, including but not limited to the following (each as of the time of the applicable compensation decision):
•the strategic importance of the position and our existing business needs;
•generally available market surveys; and
•the compensation levels of our other executive officers.
70 Mr. Anand transitioned roles from Chief Operating Officer to Chief Financial Officer in December 2020.

We set the compensation for our executive officers at levels that we determine to be competitive and appropriate for each executive officer, including each named executive officer and that reflect the varying roles and responsibilities of each individual. We believe that executive pay decisions require consideration of many relevant factors, which may vary from year to year.
Each of the three main elements of our executive officer compensation program (base salary, performance-based bonuses, and long-term incentive compensation in the form of equity awards) is intended to fulfill our overall compensation objectives in a complementary manner. Salary provides a consistent level of income, performance-based bonuses reward performance on an annual basis, and long-term incentive compensation in the form of equity awards aligns each executive officer’s efforts with our value over the long term.
Role of our Compensation Committee and Board of Directors
The compensation committee of the board of directors is appointed by our board of directors and has responsibilities related to the compensation of our directors, officers, and employees and the development and administration of our compensation plans.71 Our compensation committee consists solely of independent members of the board of directors.
The compensation committee reviews all compensation paid to our executive officers, including our named executive officers. Historically, management has provided recommendations with respect to the compensation of our executive officers, which may be based upon, among other factors, those discussed above. The compensation committee discusses and makes final determinations with respect to executive compensation matters without the Chief Executive Officer present during discussions and decisions related to the Chief Executive Officer’s compensation. From time to time, various other members of management and other employees as well as outside advisors or consultants may be invited by the compensation committee to make presentations, provide financial or other background information or advice, or otherwise participate in the compensation committee meetings.
The compensation committee meets periodically throughout the year to manage and evaluate our executive compensation program, and generally reviews and approves the principal components of compensation (base salary, performance-based bonuses, and long-term incentive compensation in the form of equity awards) for our executive officers on an annual basis. In making executive compensation decisions, in addition to the considerations discussed above, the compensation committee also generally takes into consideration company performance, each executive officer’s individual performance and the need to retain existing talent in a highly competitive industry.
Role of Compensation Consultant
The compensation committee has the authority to retain compensation consultants to assist in its evaluation of executive compensation, including the authority to approve the consultant’s reasonable fees. In 2020, the compensation committee retained Compensia, a national compensation consulting firm, as its compensation consultant upon the recommendation of management. Compensia performed various executive compensation projects for us in 2020, including advising on issues related to equity compensation practices and our Executive Severance Policy.
2020 Executive Compensation Program
Base Salary
Annual base salaries are set in March of each year, retroactive to January 1 of that year. Salaries compensate our executive officers for fulfilling the requirements of their respective positions and provide them with a predictable and stable level of cash income with respect to a portion of their total compensation. Generally, our executive officers’ initial base salaries were established through arm’s-
71 Through September 18, 2020, the board of directors performed this function, and references to the compensation committee should be read as referencing the board of directors for actions prior to that date.

length negotiation at the time the individual was hired, based on the factors discussed above under “How We Determine Executive Compensation.” Thereafter, the base salaries of our executive officers, including our named executive officers, are reviewed periodically by management and presented to the compensation committee for its evaluation and approval, and adjustments are made as deemed appropriate, based on the factors discussed above. As of December 31, 2020, Messrs. Kim, Anand, Pham, Kang, Rogers, and Fornaro were entitled to an annual rate of base salary of $850,000, $420,000, $500,000, $847,422, $450,000, and $500,000, respectively. The actual base salary amounts paid to our named executive officers during 2020 are set forth in the subsection titled “2020 Summary Compensation Table” below.
Bonuses
Mr. Anand earned an annual bonus of $75,600, with respect to 2020. This bonus was approved by the compensation committee based upon a holistic review as to Mr. Anand’s individual performance over the calendar year and will be paid following the end of the calendar year. The maximum annual bonus opportunity for each executive officer is typically 20% of such executive officer’s annual base salary. In addition, in 2020, Mr. Rogers was paid a sign-on bonus of $200,000 and a retention bonus of $100,000 and Mr. Fornaro was paid a sign-on bonus of $550,000.
The actual bonuses paid to our named executive officers for 2020 are also set forth in the subsection titled “2020 Summary Compensation Table” below.
Long-Term Incentive Compensation
Long-term incentive compensation opportunities in the form of equity awards are evaluated and approved for our executive officers, including our named executive officers, by the compensation committee in the context of each named executive officer’s total compensation and are determined after taking into account the individual executive officer’s responsibilities and performance and the other factors set forth above. Equity awards are designed to retain our executive officers, including our named executive officers, in our service. We have granted three types of equity awards to our named executive officers: profits interests under our Fourth Amended and Restated 2011 Profits Interest Plan (the “2011 PIP”), options under our Third Amended and Restated 2011 Equity Incentive Plan (the “2011 Plan”), and, beginning in 2020, restricted equity units (“REUs”) under our 2011 Plan, based on our assessment of current market practice. The equity awards granted to our named executive officers in 2020 were as follows:
•Mr. Kim was granted 5,434,066 profits interests in June 2020;
•Messrs. Anand, Pham, Kang, and Fornaro were granted 1,000,000, 3,400,000, 600,524, and 50,000 REUs, respectively, during November and December 2020; and
•Mr. Rogers was granted 824,000 options in January 2020.
In granting these equity awards and in determining the type of equity award to grant to each executive officer, we generally consider, among other things, the executive officer’s cash compensation, the need to create a meaningful opportunity for reward based on the creation of long-term value, an evaluation of the expected and actual performance of each named executive officer, the executive officer’s individual contributions and responsibilities and the retentive effect of the executive officer’s existing equity awards and how that lapses over time as awards vest. The compensation committee made the decision in May 2020 to generally move away from granting options to granting REUs in order to manage our share usage and to reflect our assessment of employee preferences and market trends. Mr. Rogers’ option grant pre-dated that shift, while the grants to Messrs. Anand, Pham, Kang, and Fornaro were made after that shift. Mr. Kim has historically received profits interests based on both his status as our founder and the established practice from prior negotiations. Each of these types of awards is intended to align the executive officers’ efforts with the creation of shareholder value over the long term.

Further information about the equity awards granted to our named executive officers is set forth in the subsections titled “2020 Grants of Plan-Based Awards Table” and “2020 Outstanding Equity Awards at Fiscal Year End Table” below.
In addition, see the subsection titled “—Treatment of Equity Awards Held by our Named Executive Officers in Connection with the IPO” for information about the IPO Incentive Award granted by the compensation committee to our Chief Executive Officer in February 2021.
Other Features of Our Executive Compensation Program
Employment Agreements
We have historically entered into employment agreements with each of our named executive officers at the time of hire. In connection with this offering, we have entered into new employment agreements with each of our named executive officers that will become effective upon consummation of this offering and will replace their prior employment agreements, except for Mr. Fornaro with whom we entered into an amended and restated executive appointment agreement in connection with his transition to a Senior Advisor role in December 2020. These new employment agreements are described in more detail below in the subsection titled “—Agreements With Our Named Executive Officers.”
Severance and Change in Control Payments and Benefits
The new employment agreements that we entered into with Messrs. Kim, Pham, and Kang that will become effective in connection with this offering provide for certain severance payments and/or benefits in the context of certain qualifying terminations of employment. In addition, in January 2021, we adopted an Executive Severance Policy under which our named executive officers are eligible to participate. Our named executive officers will be entitled to the greater of the severance payments and/or benefits as may be provided in their new employment agreements or our Executive Severance Policy upon a qualifying termination of employment. The payments and benefits provided for under these amended and restated employment agreements and our Executive Severance Policy are described in more detail below in the subsections titled “—Agreements With Our Named Executive Officers” and “—Other Compensation and Benefits—Executive Severance Policy.”
For a summary of the severance and change in control arrangements in effect with our named executive officers as of December 31, 2020, see the subsection titled “—Potential Payments Upon Termination or Change in Control” below.
Other Benefits
We generally provide our named executive officers with benefits available to all our employees, including medical, dental, and vision benefits and, in the United States, participation in a Section 401(k) plan. In addition, we provide our expatriate executive officers with benefits relating to housing, educational support, travel and moving expenses, security and transportation, and related tax gross-up payments with respect to certain of these benefits. We also provide certain of our named executive officers with security benefits.
The benefits paid to our named executive officers for 2020 are set forth in the subsection titled “2020 Summary Compensation Table” below.
Clawbacks
Once we are a public company, if we are required to restate our financial results due to our material noncompliance with any financial reporting requirements under the federal securities laws as a result of misconduct, the Chief Executive Officer and Chief Financial Officer may be legally required to reimburse us for any bonus or other incentive-based or equity-based compensation they receive in accordance with the provisions of section 304 of the Sarbanes-Oxley Act of 2002. Additionally, we intend to implement a

Dodd-Frank Wall Street Reform and Consumer Protection Act-compliant compensation recovery policy once the requirements of such policies are finalized by the SEC.
Anti-Hedging Policy
Our insider trading policy will prohibit all directors and officers, employees, designated consultants, and designated independent contractors from engaging in hedging or similar transactions in our stock, such as prepaid variable forwards, equity swaps, collars, puts, calls, and short sales.
2020 Summary Compensation Table
The following table summarizes information regarding the compensation awarded to, earned by, or paid to our named executive officers in 2020.

Name	Year	Salary ($)(1)	Bonus ($)(1)(2)	Stock Awards ($)(3)	Option Awards ($)(3)	All Other Compensation ($)(1)	Total ($)
Bom Suk Kim	2020	886,635	—	13,259,121	—	195,473(4)	14,341,229
Chief Executive Officer

Gaurav Anand	2020	423,065	75,600	8,070,000	—	537,165(5)	9,105,830
Chief Financial Officer

Thuan Pham(6)	2020	142,045	—	27,438,000	—	60,730(7)	27,640,775
Chief Technology Officer

Hanseung Kang(8)	2020	141,237	—	4,846,229	—	—	4,987,466
Representative Director, Business Management

Harold Rogers(9)	2020	446,358	300,000	—	1,074,133	269,634(10)	2,090,125
Chief Administrative Officer

Alberto Fornaro(11)	2020	461,475	550,000	403,500	—	150,300(12)	1,565,275
Senior Advisor and Former Chief Financial Officer
_____________
(1)Certain amounts reflected in the “Salary” and “Bonus” columns for all named executive officers (except for Mr. Pham who was paid in U.S. dollars) and certain amounts reflected in the “All Other Compensation” column for all named executive officers were converted from Korean Won to U.S. dollars using the average exchange rate for the twelve months ended December 31, 2020 of ₩1,180.05 to $1.00 USD. With respect to the bonus amounts paid to Messrs. Rogers and Fornaro, such amounts were converted from Korean Won to U.S. dollars using the daily exchange rate in effect on the date that such bonuses were paid.
(2)Amounts reflected include (i) a discretionary cash performance bonus earned by Mr. Anand, (ii) a sign-on bonus of $100,000 and a retention bonus of $200,000 paid to Mr. Rogers, and (iii) a sign-on bonus paid to Mr. Fornaro.
(3)Amounts reflect the aggregate grant date fair value of REUs, profits interests, and options granted to our named executive officers during 2020 under our 2011 Plan and 2011 PIP, computed in accordance with ASC Topic 718. The assumptions used in calculating the grant date fair value of the stock awards and options are set forth in Note 12 in “Notes to the Consolidated Financial Statements” included in this prospectus. These amounts do not reflect the actual economic value that may be realized by the named executive officer. See the subsection titled “—2020 Outstanding Equity Awards at Fiscal Year End Table” for additional information.

(4)Includes security and transportation costs in the amount of $104,844, housing costs in the amount of $41,032, insurance premiums in the amount of $29,093, plus a tax gross-up payment in the amount of $20,504.
(5)Includes security and transportation costs in the amount of $154,607, housing costs in the amount of $81,493, insurance premiums in the amount of $76,069, education expenses in the amount of $121,609, plus tax gross-up payments in the amount of $103,387.
(6)Mr. Pham was appointed as our Chief Technology Officer in September 2020. Accordingly, his salary has been pro-rated to reflect his partial year of service.
(7)Includes security costs in the amount of $53,711 and insurance premiums.
(8)Mr. Kang was appointed as our Representative Director of Business Management in November 2020. Accordingly, his salary has been pro-rated to reflect his partial year of service.
(9)Mr. Rogers was appointed as our Chief Administrative Officer in January 2020. Accordingly, his salary has been pro-rated to reflect his partial year of service.
(10)Includes housing and moving expenses in the amount of $103,786, insurance premiums in the amount of $27,448, education expenses in the amount of $126,691, and transportation costs.
(11)Mr. Fornaro was appointed as our Chief Financial Officer in February 2020 and transitioned into a Senior Advisor role in December 2020. His salary has been pro-rated to reflect his partial year of service.
(12)Includes housing and moving expenses in the amount of $97,387, insurance premiums in the amount of $26,753, and transportation costs in the amount of $26,160.
2020 Grants of Plan-Based Awards Table
The following table shows all plan-based awards granted to our named executive officers during 2020. For additional information regarding incentive plan awards, please refer to “—Other Compensation and Benefits” above.

Name	Grant Date(1)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Shares of Stock or Units (#)	Exercise Price or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards ($)(2)
Bom Suk Kim
Profits Interests	6/25/2020	5,434,066	—	—	13,259,121
Gaurav Anand
REUs	12/2/2020	1,000,000	—	—	8,070,000
Thuan Pham
REUs	11/18/2020	3,400,000	—	—	27,438,000
Hanseung Kang
REUs	11/18/2020	600,524	—	—	4,846,229
Harold Rogers
Options	1/23/2020	—	824,000	2.24	1,074,133
Alberto Fornaro
REUs(3)	12/8/2020	50,000	—	—	403,500
_____________
(1)The vesting schedule applicable to each award is set forth in the subsection titled “2020 Outstanding Equity Awards at Fiscal Year End Table” below.
(2)The amounts shown represent the grant date fair value of shares underlying grant awards, calculated in accordance with ASC Topic 718. For additional information, see Note 12 in “Notes to the Consolidated Financial Statements” included in this prospectus. The assumptions used in calculating the grant date fair value of the grant awards reported in this table are set forth in the subsections titled “Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Equity-Based Compensation Expense and Valuation of Underlying Awards” and “Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Determination of the Fair Value of Common Units.”
(3)In connection with the Amended and Restated Executive Appointment Agreement, the compensation committee modified Mr. Fornaro's February 11, 2020 option award to replace it with this REU award.

Agreements with Our Named Executive Officers
The section below describes the key terms of the new employment agreements that we entered into with each of Messrs. Kim, Anand, Pham, Kang and Rogers that will become effective upon consummation of this offering and the new employment agreement that we entered into with Mr. Fornaro with whom we entered into an amended and restated executive appointment agreement in connection with his transition to a Senior Advisor role in December 2020. The summaries are qualified in their entirety by reference to the actual text of the agreements, which are filed as exhibits to the registration statement of which this prospectus is a part.
Bom Suk Kim
Mr. Kim’s new employment agreement, which will become effective upon consummation of this offering, provides for an annual base salary of $850,000 per year (which may be increased by the board of directors or the compensation committee, as applicable). The new employment agreement also provides that Mr. Kim will participate in any of our bonus plans, our long-term incentive plan (under which he will receive awards as determined by the board of directors or compensation committee, as applicable), and our employee benefit plans on no less favorable terms to those provided to our other senior officers.
Mr. Kim’s new employment agreement provides for an initial term of employment of three years, with automatic one year renewals unless either party provides written notice of nonrenewal to the other party at least six months prior to the end of the initial term or a renewal term, as applicable, subject to earlier termination in the case of Mr. Kim’s death or disability (as defined in the new employment agreement), resignation with or without good reason (as defined in the new employment agreement) or termination by us with or without cause (as defined in the new employment agreement). If Mr. Kim’s employment is terminated by us without cause or by him for good reason (including by reason of our failure to renew the term of the new employment agreement), under the new employment agreement, in addition to accrued obligations, Mr. Kim is entitled to receive the following severance payments and benefits (subject to his entering into an effective mutual release of claims and continued compliance with non-disclosure requirements): (i) two times his then-current annual base salary (payable as a lump sum), (ii) continued coverage for him and his eligible dependents under our group health plan for a period of up to 24 months following termination (or until he is eligible for other employer-provided health insurance, if sooner) with all costs for such coverage including any taxes that may be imposed on Mr. Kim in respect of such coverage being borne by us, and (iii) immediate vesting of his outstanding equity awards (with any unsatisfied performance conditions assumed satisfied at target). If Mr. Kim’s employment is terminated due to his death or disability, Mr. Kim is entitled to receive the following severance payments and benefits (subject to his entering into an effective mutual release of claims and continued compliance with non-disclosure requirements): (i) 12 months of his then-current base salary (in the case of his death, payable in equal installments in accordance with our customary payroll practices, and in the case of his disability, payable as a lump sum), (ii) immediate vesting of his outstanding equity awards (with any unsatisfied performance conditions assumed satisfied at target), and (iii) continued coverage for him and his eligible dependents under our group health plan for a period of up to 24 months following termination (or until he is eligible for other employer-provided health insurance, if sooner) with all costs for such coverage including the cost of any taxes that may be imposed on Mr. Kim in respect of such coverage being borne by us.
Mr. Kim’s new employment agreement also includes a confidentiality and nondisclosure restriction, intellectual property assignment provisions and certain rights to indemnification by us. Mr. Kim’s new employment agreement further provides that if any amounts payable to Mr. Kim, whether under the new employment agreement or otherwise, would constitute “parachute payments” under Section 280G of the Code and would be subject to an excise tax imposed by Section 4999 of the Code, then payments will either be reduced to the least extent necessary to avoid the application of such excise tax or paid in full, whichever will result in the greatest after tax benefit to Mr. Kim.

Gaurav Anand
Mr. Anand’s new executive appointment agreement, which will become effective upon consummation of this offering, provides for an annual base salary of $420,000 per year (subject to periodic review and potential increases by the board of directors or compensation committee). The new executive appointment agreement also provides that Mr. Anand is eligible for short-term or long-term incentive awards under such policies and programs we may maintain from time to time and is eligible to participate in our health care benefit plans in accordance with their terms.
The term of Mr. Anand’s appointment with us under his new executive appointment agreement is for a period of two years (with automatic one year renewals), provided that either party may terminate the appointment earlier for any reason upon 60 days’ notice (or in the case of termination by us, pay in lieu thereof, subject to Mr. Anand’s execution of an effective release), except that we may terminate the appointment immediately for cause (as defined in the new executive appointment agreement). Mr. Anand is also eligible to participate in our Executive Severance Policy as may be in effect and/or amended and/or restated from time to time.
Mr. Anand’s new executive appointment agreement contains certain restrictive covenants, including restrictions on solicitation of staff for one year following termination of his appointment with us and a non-disparagement provision. Mr. Anand is also bound by the restrictions contained in our standard form of confidentiality and invention assignment agreement.
In addition, Mr. Anand is party to a new letter of assignment with us and Coupang Corp., which governs the terms of Mr. Anand’s international assignment from us to Coupang Corp. and provides for certain international-assignment related allowances and reimbursements, including for housing costs, transportation costs and education expenses.
Thuan Pham
Mr. Pham’s new employment agreement, which will become effective upon consummation of this offering, provides for an annual base salary of $500,000 per year (subject to periodic review and potential increases by the board of directors or compensation committee). The new employment agreement also provides that Mr. Pham is eligible for short-term or long-term incentive awards under such policies and programs we may maintain from time to time and is eligible to participate in our employee benefit plans in accordance with their terms.
Mr. Pham’s new employment agreement provides for “at will” employment. However, if after September 18, 2021, Mr. Pham’s employment under his new employment agreement is terminated by us without cause (as defined in the new employment agreement) or Mr. Pham resigns for good reason (as defined in the new employment agreement), including during the period of three months prior to or 12 months following a change in control (as defined in the new employment agreement), Mr. Pham is entitled to continued payment of his base salary for a period of 12 months (subject to his execution of an effective release). Mr. Pham is also eligible to participate in our Executive Severance Policy as may be in effect and/or amended and/or restated from time to time (provided, that to the extent any severance under the new employment agreement is more favorable than any severance under our Executive Severance Policy, Mr. Pham will receive the severance under the new employment agreement rather than under such policy).
Mr. Pham’s new employment agreement contains certain restrictive covenants, including restrictions on solicitation of staff for one year following termination of employment and a non-disparagement provision. Mr. Pham is also bound by the restrictions contained in our standard form of confidentiality and invention assignment agreement.

Hanseung Kang72
Mr. Kang’s new executive appointment agreement, which will become effective upon consummation of this offering, provides for an annual base salary of $847,422 (subject to periodic review and potential increases by the board of directors or compensation committee) and a long-term service bonus of $423,711 per year (payable in quarterly installments on the last payroll date per quarter, subject to Mr. Kang being in service with us on each payment date). The new executive appointment agreement also provides that Mr. Kang is eligible for short-term or long-term incentive awards under such policies and programs we may maintain from time to time. In addition, Mr. Kang is eligible for a work vehicle and driver (as determined by the board of directors), a mobile phone, golf fees and a health club membership (which are all in line with general Korean market practice for Korean executives).
The term of Mr. Kang’s appointment with us under his new executive appointment agreement is through November 1, 2024, provided that either party may terminate the appointment earlier for any reason upon 60 days’ notice, except that we may terminate the appointment immediately for cause (as defined in the new executive appointment agreement). If Mr. Kang’s appointment under his new executive appointment agreement is terminated by us without cause (other than by reason of death or disability), Mr. Kang is entitled to continued payment of his base salary for a period of 12 months (subject to his execution of an effective release), and Mr. Kang is entitled to continue to time vest (and settle, to the extent the liquidity-based event is satisfied) in any of his outstanding and unvested REUs from his November 2020 REU grant for a period of 12 months following such termination. Mr. Kang is also eligible to participate in our Executive Severance Policy as may be in effect and/or amended and/or restated from time to time (provided, that to the extent any severance under the new executive appointment agreement is more favorable than any severance under our Executive Severance Policy, Mr. Kang will receive the severance under the new executive appointment agreement rather than under such policy).
Mr. Kang’s new executive appointment agreement contains certain restrictive covenants, including restrictions on solicitation of staff for one year following termination of Mr. Kang’s appointment with us and a non-disparagement provision. Mr. Kang is also bound by the restrictions contained in our standard form of confidentiality and invention assignment agreement.
Harold Rogers
Mr. Rogers’ new executive appointment agreement, which will become effective upon consummation of this offering, provides for an annual base salary of $450,000 per year (subject to periodic review and potential increases by the board of directors or compensation committee) and an annual retention bonus of $100,000 per year (to be paid on each anniversary of his original commencement date with us, subject to Mr. Rogers’ being in service with us on each payment date). The new executive appointment agreement also provides that Mr. Rogers is eligible for short-term or long-term incentive awards under such policies and programs we may maintain from time to time and is eligible to participate in our health care benefit plans in accordance with their terms.
The term of Mr. Rogers’ appointment with us under his new executive appointment agreement is for a period of two years (with automatic one year renewals), provided that either party may terminate the appointment earlier for any reason upon 60 days’ notice (or in the case of termination by us, pay in lieu thereof, subject to Mr. Rogers’ execution of an effective release), except that we may terminate the appointment immediately for cause (as defined in the new executive appointment agreement). Mr. Rogers is also eligible to participate in our Executive Severance Policy as may be in effect and/or amended and/or restated from time to time.
Mr. Rogers’ new executive appointment agreement contains certain restrictive covenants, including restrictions on solicitation of staff for one year following termination of his appointment with us and a non-
72  Amounts for Mr. Kang’s compensation were converted from Korean Won to U.S. dollars using the average exchange rate for the twelve months ended December 31, 2020 of ₩1,180.05 to $1.00 USD.

disparagement provision. Mr. Rogers is also bound by the restrictions contained in our standard form of confidentiality and invention assignment agreement.
In addition, Mr. Rogers is party to a new letter of assignment with us and Coupang Corp., which governs the terms of Mr. Rogers’ international assignment from us to Coupang Corp. and provides for certain international-assignment related allowances and reimbursements, including for housing costs, transportation costs and education expenses.
Alberto Fornaro
We entered into an amended and restated executive appointment agreement with Mr. Fornaro, pursuant to which, effective December 8, 2020, he transitioned from serving as our Chief Financial Officer to serving in a Senior Advisor role. Under the agreement, Mr. Fornaro is entitled to continued payment of his annual base salary (at a continued rate of $500,000 per year) and continued eligibility to participate in our health care plans through the term of the agreement. Mr. Fornaro is also entitled to an award of 50,000 REUs under our 2011 Plan, half of which will vest on date of consummation of an initial public offering (subject to Mr. Fornaro remaining in continuous service with us through such date), and half of which will vest on December 7, 2022 (subject to Mr. Fornaro remaining in continuous service with us through December 7, 2021, unless his employment is earlier terminated due to his death or disability or by us other than for cause, as such terms are defined in the agreement). The REUs (and any common units issued in settlement of the REUs) are subject to forfeiture and/or recoupment if certain disqualifying events as described in his agreement occur prior to December 7, 2022. In addition, upon Mr. Fornaro’s separation from service with us as a Senior Advisor, subject to his execution and non-revocation of a release of claims against us, he will be entitled to reimbursement for certain repatriation benefits from us. Mr. Fornaro’s amended and restated executive appointment agreement also contains certain restrictive covenants, including restrictions on solicitation of staff for one year following termination of employment and a non-disparagement provision, and an acknowledgement by Mr. Fornaro that he continues to be bound by the restrictions as contained in our standard form of confidentiality and invention assignment agreement.

2020 Outstanding Equity Awards at Fiscal Year End Table
The following table presents the outstanding equity incentive plan awards held by each named executive officer as of December 31, 2020.

		Option Awards				Stock Awards(1)
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)(2)	Option Exercise Price ($)	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(3)
Bom Suk Kim	10/5/2018	—	—	—	—	9,124,534(4)	73,634,989
	6/25/2020	—	—	—	—	4,890,659(5)	39,467,618
Gaurav Anand	11/16/2016	—	15,000	1.99	11/15/2026	—	—
	11/17/2017	—	25,000	1.93	11/16/2027	—	—
	5/17/2018	30,000	150,000	1.98	5/16/2028	—	—
	1/29/2019	—	—	—	—	267,500	2,158,725
	5/16/2019	—	2,478,000	1.99	5/15/2029	—	—
	12/2/2020	—	—	—	—	1,000,000(6)	8,070,000
Thuan Pham	11/18/2020	—	—	—	—	3,400,000(7)	27,438,000
Hanseung Kang	11/18/2020	—	—	—	—	600,524(8)	4,846,229
Harold Rogers	1/23/2020	—	824,000	2.24	1/22/2030	—	—
Alberto Fornaro	12/8/2020	—	—	—	—	50,000(9)	403,500
_____________
(1)Represent profits interests that vest based on satisfaction of a service-based vesting condition for our Chief Executive Officer, which will accelerate and vest in connection with the consummation of this offering as described below in the subsection titled “—Treatment of Equity Awards Held by our Named Executive Officers in Connection with the IPO.” For our other named executive officers, represent REUs that vest based on the satisfaction of both a service-based vesting condition and a liquidity-based vesting condition, which is satisfied as described below in the subsection titled “—Treatment of Equity Awards Held by our Named Executive Officers in Connection with the IPO.”
(2)On October 1, 2020, we modified the service-based vesting schedule for all of our outstanding and unvested options and REUs under our 2011 Plan (a “2011 Plan Award”) to provide for a quarterly vesting schedule such that the portion of each such 2011 Plan Award that would have otherwise vested on its original annual vesting date that occurs following the first anniversary of employment with us will instead vest in 25% increments on the first day of that month and the first day of each of the immediately preceding three quarters (and, to the extent such quarterly vesting dates would have occurred with respect to a 2011 Plan Award prior to October 1, 2020, the portion of such 2011 Plan Award that would have vested on such quarterly vesting dates, vested on October 1, 2020).
(3)This amount reflects the fair market value of our common units of $8.07 per unit as of December 31, 2020 (the determination of the fair market value by our board of directors as of the most proximate prior date) multiplied by the amount shown in the column for the number of units underlying the award that have not vested.
(4)1/60 of the initial grant of 17,660,394 profits interests vest monthly over a 5-year period commencing on July 1, 2018, provided that the named executive officer remains in continuous service with us as of each of the applicable vesting dates.
(5)1/60 of the initial grant of 5,434,066 profits interests vest monthly over a 5-year period commencing on June 25, 2020, provided that the named executive officer remains in continuous service with us as of each of the applicable vesting dates.
(6)The service-based vesting condition of the REUs is satisfied as to 5% of the REUs on March 1, 2021 and on each quarterly anniversary thereafter, subject to the named executive officer’s continued service with us as of each applicable vesting date.
(7)The service-based vesting condition of the REUs is satisfied as to 12.5% of the REUs on May 17, 2021 and 6.25% of the REUs on each quarterly anniversary thereafter, subject to the named executive officer’s continued service with us as of each applicable vesting date.

(8)The service-based vesting condition of the REUs is satisfied as to 25% of the REUs on November 1, 2021 and 6.25% of the REUs on each quarterly anniversary thereafter, subject to the named executive officer’s continued service with us as of each applicable vesting date.
(9)50% of the REUs vest upon the consummation of the initial public offering and the remaining 50% vest on December 7, 2022, in each case subject to the named executive officer’s continued service with us until the consummation of the initial public offering and December 7, 2021, respectively.
2020 Stock Option Exercises and Stock Vested Table
The following table shows information regarding stock options exercises and stock awards (including profits interests) vested by our named executive officers during 2020 on an aggregate basis.

	Option Awards		Stock Awards
Name	Number of Shares Acquired upon Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Bom Suk Kim	—	—	4,075,488	14,006,111(1)
Gaurav Anand	902,000	1,529,340(2)		—
Thuan Pham	—	—	—	—
Hanseung Kang	—	—	—	—
Harold Rogers	—	—	—	—
Alberto Fornaro	—	—	—	—
_____________
(1)As of each applicable vesting date, there was no public market for our common units and thus the fair market value of these profits interests is based on the fair market value of a common unit (as determined by our board of directors) underlying each such profits interest as of each of the applicable vesting dates, disregarding the participation threshold of the profits interests.
(2)As of the date of each applicable exercise, there was no public market for our common units and thus the fair market value of each option exercised is based on the fair market value of a common unit (as determined by our board of directors) as of each applicable exercise date, less the exercise price of each corresponding option.
Pension Benefits
Our named executive officers did not participate in, or otherwise receive any benefits under, any pension or retirement plan sponsored by us during 2020.
Nonqualified Deferred Compensation
Our named executive officers did not participate in, or earn any benefits under, a nonqualified deferred compensation plan sponsored by us during 2020.
Potential Payments Upon Termination or Change in Control
The section below describes the payments that we would have made to our named executive officers in connection with certain terminations of employment, including terminations in connection with a change in control, or upon a change in control, if such events had occurred on December 31, 2020. The amounts included in the tables below for equity acceleration calculations are all based on the fair market value of our common units of $8.07 per unit as of December 31, 2020 (the determination of our fair market value by our board of directors as of the most proximate prior date), and assume that the liquidity-based vesting condition applicable to any outstanding REUs was satisfied. The description of the payments and benefits below are based on the employment agreements that were in effect with our named executive officers as of December 31, 2020, and where applicable, the terms of the 2011 Plan.
Bom Suk Kim
Under Mr. Kim’s employment agreement that was in effect on December 31, 2020, upon a termination of his employment by us without cause or by him for good reason (each as defined in his employment agreement), Mr. Kim would have been entitled to receive the following severance payments and benefits (subject to his entering into an effective mutual release of claims and continued compliance with non-disclosure requirements):
•two times his then-current annual base salary (payable as a lump sum);
•continued coverage for him and his eligible dependents under our group health plan for a period of up to 18 months following termination (or until he is eligible for other employer-provided health insurance, if sooner); and
•immediate vesting of all of his outstanding equity awards.
Under Mr. Kim’s employment agreement that was in effect on December 31, 2020, upon a termination of his employment due to his death or disability, as defined in his employment agreement, Mr. Kim would have been entitled to receive the following severance payments and benefits (subject to his entering into an effective mutual release of claims and continued compliance with non-disclosure requirements in the case of his disability):
•six months of his then-current base salary (in the case of his death, payable in equal installment in accordance with our customary payroll practices, and in the case of his disability, payable as a lump sum); and
•immediate vesting of all of his outstanding equity awards.
In the event of a change in control (which for Mr. Kim includes the closing of an initial public offering), all of Mr. Kim’s equity awards that were outstanding as of December 31, 2020 would have accelerated and fully vested, regardless of whether or not his employment with us continued following consummation of such a change in control.
In addition to the severance payments and benefits described above and quantified in the table below, in the event of a termination of Mr. Kim’s employment by us without cause, by him for good reason, or due to his death or disability or in the event of a change in control following the consummation of this offering, the IPO Incentive Award that the compensation committee granted to Mr. Kim in February 2021 will accelerate and fully vest. See subsection titled “—Treatment of Equity Awards Held by our Named Executive Officers in Connection with the IPO” for more information about the IPO Incentive Award.
The following table sets forth quantitative estimates of the payments and benefits that Mr. Kim would have received in the event of his termination of employment or upon the occurrence of a change in control, assuming the event took place on December 31, 2020:

Termination or Change in Control Event	Cash Severance ($)	Continued Benefits ($)	Equity Acceleration ($)	Total ($)
Involuntary termination not in connection with a change in control	1,700,000	43,419	113,102,608	114,846,027
Involuntary termination in connection with a change in control	1,700,000	43,419	113,102,608	114,846,027
Termination due to death or disability	425,000	—	113,102,608	113,527,608
Change in control	—	—	113,102,608	113,102,608
Gaurav Anand
Under Mr. Anand’s employment agreement that was in effect on December 31, 2020, Mr. Anand would have been entitled to 30 days’ advance notice prior to termination of his employment by us for any reason other than for cause (and the amount reflected as “Cash Severance” in the table below reflects continued payment of Mr. Anand’s base salary for this 30-day notice period).

Under the terms of the 2011 Plan, in the event of a change in control in which Mr. Anand’s outstanding equity awards are assumed or replaced and his employment is terminated without cause or he resigns for good reason, as such terms are defined in the 2011 Plan, within 12 months thereof, then 50% of his then unvested outstanding equity awards under the 2011 Plan would accelerate and vest. In the event of a change in control in which Mr. Anand’s outstanding equity awards under the 2011 Plan are not assumed or replaced, all of his then unvested outstanding equity awards would accelerate and fully vest under the terms of the 2011 Plan, regardless of whether or not his employment terminates.
The following table sets forth quantitative estimates of the payments and benefits that Mr. Anand would have received in the event of his termination of employment or upon the occurrence of a change in control, assuming the event took place on December 31, 2020:

Termination or Change in Control Event	Cash Severance ($)	Equity Acceleration ($)	Total ($)
Involuntary termination not in connection with a change in control	34,521	—	34,521
Involuntary termination in connection with a change in control (awards assumed or replaced)	34,521	12,147,190	12,181,711
Termination due to death or disability	—	—	—
Change in control (awards not assumed or replaced)	—	24,294,380	24,294,380
Thuan Pham
Under Mr. Pham’s employment agreement that was in effect on December 31, 2020, Mr. Pham would not be entitled to any severance from us upon his termination of employment for any reason prior to September 18, 2021.
Under the terms of the 2011 Plan, in the event of a change in control in which Mr. Pham’s outstanding equity awards are assumed or replaced and his employment is terminated without cause or he resigns for good reason, as such terms are defined in the 2011 Plan, within 12 months thereof, then 50% of his then unvested outstanding equity awards under the 2011 Plan would accelerate and vest. In the event of a change in control in which Mr. Pham’s outstanding equity awards under the 2011 Plan are not assumed or replaced, all of his then unvested outstanding equity awards would accelerate and fully vest under the terms of the 2011 Plan, regardless of whether or not his employment terminates.
The following table sets forth quantitative estimates of the payments and benefits that Mr. Pham would have received in the event of his termination of employment or upon the occurrence of a change in control, assuming the event took place on December 31, 2020:

Termination or Change in Control Event	Cash Severance ($)	Equity Acceleration ($)	Total ($)
Involuntary termination not in connection with a change in control	—	—	—
Involuntary termination in connection with a change in control (awards assumed or replaced)	—	13,719,000	13,719,000
Termination due to death or disability	—	—	—
Change in control (awards not assumed or replaced)	—	27,438,000	27,438,000
Hanseung Kang
Under Mr. Kang’s employment agreement that was in effect on December 31, 2020, upon a termination of his employment by us for any reason other than for cause (as defined in his agreement), Mr. Kang would be entitled to:
•one year of annual base pay (paid in 12 equal installments over a 12-month period); and
•continued time and service-based vesting of his REUs for a 12-month period following termination.

Under the terms of the 2011 Plan, in the event of a change in control in which Mr. Kang’s outstanding equity awards are assumed or replaced and his employment is terminated without cause or he resigns for good reason, as such terms are defined in the 2011 Plan, within 12 months thereof, then 50% of his then unvested outstanding equity awards under the 2011 Plan would accelerate and vest. In the event of a change in control in which Mr. Kang’s outstanding equity awards under the 2011 Plan are not assumed or replaced, all of his then unvested outstanding equity awards would accelerate and fully vest under the terms of the 2011 Plan, regardless of whether or not his employment terminates.
The following table sets forth quantitative estimates of the payments and benefits that Mr. Kang would have received in the event of his termination of employment or upon the occurrence of a change in control, assuming the event took place on December 31, 2020:

Termination or Change in Control Event	Cash Severance(1) ($)	Equity Acceleration ($)	Total ($)
Involuntary termination not in connection with a change in control	847,422	1,211,557	2,058,979
Involuntary termination in connection with a change in control (awards assumed or replaced)	847,422	2,423,114	3,270,536
Termination due to death or disability	—	—	—
Change in control (awards not assumed or replaced)	—	4,846,229	4,846,229
_____________
(1)Amounts shown for Mr. Kang were converted from Korean Won to U.S. dollars using the average exchange rate for the twelve months ended December 31, 2020 of ₩1,180.05 to $1.00 USD.
Harold Rogers
Under Mr. Rogers’ employment agreement that was in effect on December 31, 2020, Mr. Rogers would have been entitled to 60 days’ advance notice (or, subject to his timely execution of an effective release of claims, base pay in lieu thereof) prior to termination of his employment by us for any reason other than for cause (and the amount reflected as “Cash Severance” in the table below reflects continued payment of Mr. Rogers’ base salary for this 60-day notice period).
Under the terms of the 2011 Plan, in the event of a change in control in which Mr. Rogers’ outstanding equity awards are assumed or replaced and his employment is terminated without cause or he resigns for good reason, as such terms are defined in the 2011 Plan, within 12 months thereof, then 50% of his then unvested outstanding equity awards under the 2011 Plan would accelerate and vest. In the event of a change in control in which Mr. Rogers’ outstanding equity awards under the 2011 Plan are not assumed or replaced, all of his then unvested outstanding equity awards would accelerate and fully vest under the terms of the 2011 Plan, regardless of whether or not his employment terminates.
The following table sets forth quantitative estimates of the payments and benefits that Mr. Rogers would have received in the event of his termination of employment or upon the occurrence of a change in control, assuming the event took place on December 31, 2020:

Termination or Change in Control Event	Cash Severance ($)	Equity Acceleration ($)	Total ($)
Involuntary termination not in connection with a change in control	73,973	—	73,973
Involuntary termination in connection with a change in control (awards assumed or replaced)	73,973	2,401,960	2,475,933
Termination due to death or disability	—	—	—
Change in control (awards not assumed or replaced)	—	4,803,920	4,803,920
Alberto Fornaro
Mr. Fornaro transitioned from serving as our Chief Financial Officer into a Senior Advisor role in December 2020. In connection with this transition, we entered into an amended and restated executive appointment agreement with Mr. Fornaro, pursuant to which during the period that he serves as our

Senior Advisor, he is entitled to receive continued payment of his base salary (at a continued rate of $500,000 per year), he is eligible to continue to participate in our health care plans, and he was granted 50,000 REUs under the 2011 Plan. See “—Agreements with Our Named Executive Officers” above for a further description of Mr. Fornaro’s arrangement.
Other Compensation and Benefits
Executive Severance Policy
In January 2021, our compensation committee adopted our Executive Severance Policy, under which our executive officers, including our named executive officers, are eligible to participate. The compensation committee administers our Executive Severance Policy for our named executive officers.
Under the Executive Severance Policy, if a named executive officer’s employment is terminated by us without cause (including by reason of death or disability) at any time, or if a named executive officer resigns for good reason within 12 months following a change in control (each such term as defined in the Executive Severance Policy), and the named executive officer executes and does not revoke a release in our favor and continues to comply with restrictive covenants (other than in the case of termination due to death or disability), the named executive officer will be entitled to the following benefits:
•If the named executive officer is based in the United States or is an expat based in Korea, an amount equal to the named executive officer’s annual base salary payable as a lump sum or in installments at our discretion. If the named executive officer is a non-expat based in Korea, the named executive officer will be entitled to receive the greater of one times the named executive officer’s annual base salary or an amount in line with the statutory severance formula under applicable Korean law (which is generally one month of base pay for each year of service) multiplied by three payable as a lump sum or in installments at our discretion, following standard Korean market practice; and
•If the named executive officer is based in the United States and elects to continue health insurance coverage under COBRA, our payment of the monthly premiums for COBRA continuation coverage for the named executive officer and his or her dependents at the same rate as we paid at the time of such termination for a period of 12 months. (Named executive officers based in Korea who are expats are also entitled to our payment of the monthly premium for continued health insurance coverage for the named executive officer and his or her dependents at the same rate as we paid at the time of such termination for a period of 12 months, outside of the Executive Severance Policy.
Following standard Korean market practice, the Executive Severance Policy also provides for severance pay (subject to the execution and non-revocation of a release in our favor) to our named executive officers who are based in Korea in the event of their voluntary termination of employment (including due to expiration of the term of their employment agreements) that is calculated in line with the statutory severance formula under applicable Korean law (generally of one month of base pay for each year of service, which is multiplied by three in the case of a non-expat named executive officer based in Korea and multiplied by one in the case of an expat executive officer based in Korea).
If, at the time of a named executive officer’s termination of employment, the named executive officer is subject to an employment or other individual service agreement with us that provides for the payment of severance upon a termination of employment that is more favorable than the payments under the Executive Severance Policy, the named executive officer will receive such severance payments rather than the severance payments provided for under the Executive Severance Policy, and such severance payments provided under the Executive Severance Policy will be deemed included in such contractual severance payments.
In addition, if any of the payments or benefits provided for under the Executive Severance Policy or otherwise would constitute “parachute payments” within the meaning of the Internal Revenue Code of

1986, as amended (the “Code”) and/or if such payments or benefits would give rise to a tax deduction for us that may potentially be limited by Section 280G and Section 4999 of the Code, the named executive officer would be entitled to receive either full payment of such payments and benefits or such lesser amount that would result in no portion of the payments and benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefit to the named executive officer.
2021 Equity Incentive Plan
Our board of directors adopted our 2021 Equity Incentive Plan (“2021 Plan”) in February 2021 and it was approved by our stockholders in February 2021.
Authorized Shares. Initially, the maximum number of shares of our Class A common stock that may be issued under our 2021 Plan after it becomes effective will be 215,103,732 shares. In addition, the number of shares of our Class A common stock reserved for issuance under our 2021 Plan will automatically increase on January 1 of each calendar year, starting on January 1, 2022 through January 1, 2031, in an amount equal to 5% of the total number of shares of our capital stock outstanding on the last day of the calendar month before the date of each automatic increase, or a lesser number of shares determined by our board of directors. The maximum number of shares of our Class A common stock that may be issued on the exercise of incentive stock options under our 2021 Plan is 645,311,196.
Shares subject to stock awards granted under our 2021 Plan that expire or terminate without being exercised in full, or that are paid out in cash rather than in shares, do not reduce the number of shares available for issuance under our 2021 Plan. Additionally, shares become available for future grant under our 2021 Plan if they were issued under stock awards under our 2021 Plan if we repurchase them or they are forfeited. This includes shares used to pay the exercise price of a stock award or to satisfy the tax withholding obligations related to a stock award.
The 2021 Plan provides for the granting of incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance awards, and other stock-based awards (or the cash equivalent thereof).
Plan Administration. Our board of directors will administer the 2021 Plan and may delegate its authority to administer the 2021 Plan to our compensation committee. Our board of directors may also delegate to one or more of our officers the authority to (i) designate employees (other than officers) to receive specified stock awards and (ii) determine the number of shares subject to such stock awards. Under our 2021 Plan, our board of directors has the authority to determine and amend the terms of awards and underlying agreements. Under the 2021 Plan, the board of directors also generally has the authority to effect, with the consent of any adversely affected participant, the reduction of the exercise, purchase, or strike price of any outstanding award, the cancellation of any outstanding award and the grant in substitution therefore of other awards, cash, or other consideration or any other action that is treated as a repricing under generally accepted accounting principles.
Non-Employee Director Compensation Limit. Following the completion of this offering, the aggregate value of all new compensation granted or paid to any non-employee director with respect to any calendar year, including stock awards granted and cash fees paid by us to such non-employee director, will not exceed $750,000 in total value, or in the event such non-employee director is first appointed or elected to the board during such annual period, $1,000,000 in total value (in each case, calculating the value of any such stock awards based on the grant date fair value of such stock awards for financial reporting purposes).
Changes to Capital Structure. In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split, or recapitalization, appropriate adjustments will be made to (i) the class and maximum number of shares reserved for issuance under the 2021 Plan, (ii) the class and maximum number of shares by which the share reserve may increase automatically each year, (iii) the class and maximum number of shares that may be issued on the exercise of incentive stock options, and

(iv) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.
Corporate Transactions. In the event of a corporate transaction (as defined in the 2021 Plan), any stock awards outstanding under the 2021 Plan may be assumed, continued, or substituted by the successor company, and any reacquisition or repurchase rights held by us with respect to the stock award may be assigned to the successor company. Generally, if the successor company does not assume, continue or substitute for the stock awards, then the vesting and exercisability of the awards will be accelerated in full to a date prior to the effective time of the transaction, and such stock awards will terminate if not exercised at or prior to the effective time of the transaction, and any reacquisition or repurchase rights held by us with respect to the awards will lapse. With respect to performance awards with multiple vesting levels depending on performance level, the award will generally accelerate at 100% of target. In the event a stock award will terminate if not exercised prior to the effective time of a transaction, the plan administrator may provide, in its sole discretion, that the holder of such stock award may not exercise such stock award but instead will receive a payment equal in value to the excess (if any) of (i) the value of the property the participant would have received upon the exercise of the stock award over (ii) any exercise price payable by such holder in connection with such exercise.
Transferability. A participant may not transfer stock awards under our 2021 Plan other than by will, the laws of descent and distribution, or as otherwise provided under our 2021 Plan.
Amendment or Termination. Our board of directors has the authority to amend, suspend, or terminate our 2021 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments, such as an increase to the share pool other than pursuant to the terms of the 2021 Plan, also require the approval of our stockholders. No incentive stock options may be granted after the tenth anniversary of the date our board of directors adopted our 2021 Plan. No stock awards may be granted under our 2021 Plan while it is suspended or after it is terminated.
2011 Equity Incentive Plan
Our board of directors originally adopted our 2011 Plan in August 2011, and it was most recently amended and restated in December 2018 and further amended in June 2020. As of December 31, 2020, under either our 2011 Plan or 2011 PIP there were 32.3 million common units remaining available for the future grant of awards, and 65.7 million options and 20.8 million restricted equity unit awards outstanding. Common units remaining available for issuance under our 2011 Plan at the time of the IPO will become available for issuance under our 2021 Plan after the conversion of the units as described in more detail below in the subsection titled “—Treatment of Equity Awards Held by our Named Executive Officers in Connection with the IPO,” and no further awards will be issued under the 2011 Plan.
Authorized Units. Subject to certain capitalization adjustments, the aggregate number of common units that may be issued pursuant to all awards under our 2011 Plan is 224.2 million, less the number of units that have been granted as profits interests under our 2011 PIP.
Awards. Our 2011 Plan provides for the grant of options and restricted equity units to our employees and to consultants engaged by us, our subsidiaries, and certain affiliates.
Options. Our 2011 Plan provides for the grant of options to purchase common units, each at a per common unit exercise price at least equal to the fair market value per common unit on the date of grant. Unless otherwise determined by the plan administrator, options generally vest over a designated period of time subject to continued service and will cease to vest on the date a participant terminates his or her service with us. Options granted under the 2011 Plan generally may be exercised, to the extent vested as of the date of termination, for the period specified in the option agreement of not less than 30 days (other than in the event of a termination for cause), but in any event no later than the expiration date of the option. Options generally terminate upon a grantee’s termination of employment for cause. The maximum permitted term of options granted under our 2011 Plan is ten years from the date of grant.

Restricted Equity Units. REUs represent the right to receive common units at a specified date in the future upon the fulfillment of vesting conditions. No purchase price applies to REUs. The maximum permitted term of REUs granted under our 2011 Plan is ten years from the date of grant.
Plan Administration. The compensation committee administers and interprets the provisions of our 2011 Plan. The compensation committee may additionally delegate limited authority to specified members of the committee or our executive officers to grant awards. Under our 2011 Plan, the plan administrator has the authority to, among other things, determine award recipients, determine whether and to what extent awards are granted, to determine the number of common units subject to each award, to approve forms of award agreements, to determine the terms and conditions of each award, to establish additional terms as necessary to comply with applicable laws, and to amend the terms of any outstanding award to the extent such amendment does not adversely affect the grantee’s rights without such grantee’s consent.
Changes in Common Units. In the event of any change in our common units effected without receipt of consideration by us, or any increase or decrease in the number of common units resulting from a common unit split, reverse common unit split, common unit distribution, combination or reclassification of common units or similar change in our capital structure, or a merger, consolidation, acquisition of property or common units, separation, reorganization, liquidation, or any similar transaction, appropriate and proportionate adjustments shall be made in the number of common units authorized, the exercise or purchase price of each outstanding award and any other terms the plan administrator determines require adjustment.
Company Transactions. Upon the occurrence of a company transaction (as defined in our 2011 Plan), all outstanding awards under the 2011 Plan terminate unless assumed or replaced in connection with the company transaction. For awards that are assumed or replaced, such award will automatically become vested, exercisable, payable, and released from any repurchase or forfeiture rights, as applicable, as to 50% of the then unvested common units represented by the assumed or replaced award immediately upon the termination of the grantee’s continuous service, if their continuous service is terminated without cause (as defined in the 2011 Plan) or voluntarily by the grantee with good reason (as defined in the 2011 Plan) on or within 12 months after the company transaction. For awards (or portion thereof) that are not assumed or replaced, such awards (or portion thereof) will automatically become fully vested, exercisable, and released from any repurchase or forfeiture rights, as applicable, immediately prior to the effective date of the company transaction, provided that grantee’s continuous service has not terminated.
Plan Amendment or Termination. The plan administrator may at any time amend, suspend, or terminate our 2011 Plan, provided that no suspension or termination of the 2011 Plan may adversely affect any rights under outstanding awards. Certain amendments or the termination of our 2011 Plan may require the consent of holders of outstanding awards.
2011 Profits Interests Plan
Our board of directors originally adopted our 2011 PIP in February 2011. The 2011 PIP was last amended and restated in December 2018 and further amended in June 2020. As of December 31, 2020, there were 32.3 million common units remaining available for the future grant of awards under either our 2011 Plan or 2011 PIP. In connection with the effectiveness of our 2021 Plan, no further awards will be granted under the 2011 PIP, and all outstanding profits interests will automatically convert into 22.1 million shares of Class A common stock and 43.1 million shares of Class B common stock.
Authorized Units. Subject to certain capitalization adjustments, the aggregate number of common units that may be issued pursuant to awards under our 2011 PIP will not exceed 224.2 million, less the number of options and REUs granted with respect to common units under our 2011 Plan. In addition, any units subject to awards that are forfeited, cancelled, expired, or terminated will thereafter be available for issuance under our 2011 PIP.

Awards. Our 2011 PIP provides for the grant of common units intended to qualify as profits interests for US federal income tax purposes to certain of our employees and consultants engaged by us or any of our subsidiary companies.
Plan Administration. The compensation committee administers and interprets the provisions of our 2011 PIP. Under our 2011 PIP, the compensation committee has the authority to, among other things, determine award recipients, the size and types of awards to be granted, the terms and conditions of each award, establish or amend the rules and regulations for the 2011 PIP’s administration, and amend the terms and conditions of any outstanding award.
Adjustment in Common Units. In the event of any dividend, recapitalization, common units split, reverse common units split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of common units or other securities, or similar corporate transaction, the compensation committee adjust the number and type of common units available, the number and type of units subject to outstanding awards, and the grant, purchase or exercise price of any award.
Eligibility. Our employees, managers, independent contractors, members, and consultants, and those of our subsidiaries and affiliates, are eligible to receive awards under the 2011 PIP.
Plan Amendment or Termination. The compensation committee may at any time amend or terminate our 2011 PIP. Certain amendments, modifications, or the termination of our 2011 PIP may require the written consent of holders of outstanding awards.
Treatment of Equity Awards Held by our Named Executive Officers in Connection with the IPO
Upon completion of our Corporate Conversion, outstanding profits interests held by our Chief Executive Officer will be converted into an equal number of shares of Class B common stock, and outstanding unvested profits interests held by our Chief Executive Officer will accelerate and vest upon consummation of this offering.
In 2018, the compensation committee approved a future equity grant to our Chief Executive Officer to incentivize him to undertake an initial public offering, which we regard as an important milestone to our shareholders. In February 2021, the compensation committee granted to our Chief Executive Officer an award of 6,607,891 options under our 2011 Plan (the “IPO Incentive Award”). The IPO Incentive Award vests if the following two conditions are satisfied: (i) consummation of this offering, and (ii) a time and service based vesting condition, which is satisfied ratably in equal monthly installments over a period of 36 months commencing on the first monthly anniversary of the date of consummation of this offering, with accelerated vesting (as to all vesting conditions) upon termination of service due to death or disability, a termination by us without cause, or a resignation for good reason, or following the consummation of this offering, upon a change in control (as such terms are defined in his employment agreement).
Upon completion of our Corporate Conversion, the outstanding options to purchase our common units held by our named executive officers will become options to purchase one share of our Class A common stock (or, in the case of our Chief Executive Officer, Class B common stock) for each common unit underlying such options immediately prior to the Corporate Conversion, at the same exercise price in effect prior to the Corporate Conversion, and the outstanding REUs will become restricted stock units (“RSUs”) that, upon settlement, will settle in one share of our Class A common stock for each common unit underlying such REU immediately prior to the Corporate Conversion (unless, the compensation committee determines to settle the RSUs in cash). The outstanding options and REUs (or RSUs, following the Corporate Conversion) will continue to be subject to any applicable time and service-based vesting conditions. The performance-based liquidity event vesting condition applicable to our outstanding REUs (or RSUs, following the Corporate Conversion) will be satisfied on the earliest of (i) the date that is six months following the effective date of this offering (if such effective date occurs on or prior to July 15, 2022), (ii) the release of the shares from sale restrictions as set forth in the section titled “Shares Eligible For Future Sale—Lock-Up Agreements” (the performance-based liquidity event vesting condition would be satisfied only as to the percentage of shares that would be released in any such release), or (iii) March 15 of the calendar year following the effective date of this offering.
For a summary of the outstanding equity awards held by our named executive officers as of December 31, 2020, see the subsection titled “—2020 Outstanding Equity Awards at Fiscal Year End Table” above. For more information about our Corporate Conversion, see the section titled “Corporate Conversion.”
Compensation Committee Interlocks and Insider Participation
None of the directors who will serve on the compensation committee upon the effectiveness of the registration statement of which this prospectus forms a part is currently, or has been at any time, one of our officers or employees. However, during the last fiscal year, our Chief Executive Officer served as a member of our compensation committee. None of our executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee. See the section titled “Certain Relationships and Related Person Transactions” for information about related party transactions involving members of the compensation committee or their affiliates.
Limitations of Liability and Indemnification Matters
Upon completion of the Corporate Conversion, our certificate of incorporation will contain provisions that limit the liability of our current and former directors for monetary damages to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:
•any breach of the director’s duty of loyalty to the corporation or its stockholders;
•any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•unlawful payments of dividends or unlawful stock repurchases or redemptions; or
•any transaction from which the director derived an improper personal benefit.
Such limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.
The limitation of liability and indemnification provisions in certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.
Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted for directors, executive officers, or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Director Compensation
In fiscal 2020, we did not have a formal policy with respect to compensation payable to our non-employee directors for service as directors. The table below shows the total compensation that we paid to Mr. Warsh, our only non-employee director who received compensation, during 2020:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Option Awards ($)	All Other Compensation ($)	Total ($)
Kevin Warsh	—	147,200(2)	—	—	147,200
_____________
(1)In accordance with SEC rules, this amount represents the aggregate grant date fair value of stock awards granted to Mr. Warsh during 2020 under our 2011 Plan, calculated in accordance with ASC Topic 718. For additional information, see Note 12 in “Notes to the Consolidated Financial Statements” included in this prospectus.
(2)Mr. Warsh received a grant of 40,000 REUs on August 27, 2020, 100% of which will vest on August 16, 2021, subject to Mr. Warsh’s continued service through such date.
All of our non-employee directors are entitled to reimbursement for their reasonable travel and lodging expenses for attending board and board committee meetings. Other than as set forth in the table above and as described below, (1) none of our non-employee directors held any outstanding stock awards or option awards as of December 31, 2020 and (2) historically we have not paid any fees to, made any equity awards or non-equity awards to, or paid any other compensation to our non-employee directors.
In connection with his appointment to the board of directors in January 2021, Mr. You was granted 207,560 REUs in January 2021, which REUs will vest at the rate of 20% on each of the first five anniversaries of his commencement of service, assuming continued service through each vesting date.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Other than compensation arrangements for our directors and executive officers, which are described elsewhere in this prospectus, the following describes transactions since January 1, 2018 and each currently proposed transaction in which:
•we have been or are to be a participant;
•the amounts involved exceeded or will exceed $120,000; and
•any of our directors, executive officers, or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.
We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable in arm’s-length transactions.
Class I Preferred Unit Financing
From December 2017 to May 2018, we sold an aggregate of 31,773,269 units of our Class I preferred units at a purchase price of $4.9771 per unit for an aggregate purchase price of approximately $158 million. The purchasers of our Class I preferred units are entitled to specified registration rights. For additional information, see “Description of Capital Stock—Registration Rights.”
The following table summarizes the Class I preferred units purchased by our directors, executive officers, and beneficial owners of more than 5% of our capital stock. The terms of these purchases were the same for all purchasers of our Class I preferred units.

Name of stockholder	Class I Preferred Units	Total Purchase Price
Entities affiliated with Greenoaks(1)	10,046,009	$49,999,996
Entities affiliated with LaunchTime(2)	149,429	$743,723
_____________
(1)Greenoaks is a holder of 5% or more of our capital stock.
(2)LaunchTime is an affiliate of Benjamin Sun, a member of our board of directors.
Class J Preferred Unit Financing
In November 2018, we sold 350,827,953 units of our Class J preferred units at a purchase price of $5.7008 per unit for an aggregate purchase price of $2 billion to SVF Investments (UK) Ltd., a holder of 5% or more of our capital stock. SVF Investments (UK) Ltd. is entitled to specified registration rights in connection with this purchase. For additional information, see “Description of Capital Stock—Registration Rights.”
Convertible Notes
From February 2018 through May 2018, we issued and sold convertible notes (the “Convertible Notes”) in an aggregate principal amount of $501.5 million, of which approximately $429.7 million was issued to entities affiliated with Greenoaks, a holder of 5% of more of our capital stock.
Short-Term Loan
In October 2018, we entered into a short-term loan in the principal amount of $200 million with Softbank Group Capital Limited, an affiliate of SVF Investments (UK) Ltd., a holder of 5% or more of our capital stock. We repaid the full amount of the loan plus accrued interest in April 2019.

Preferred Unit Repurchases
In March 2020, we repurchased 3,110,160 Class B preferred units held by an entity affiliated with Greenoaks, a holder of 5% or more of our capital stock, for a cash purchase price of $15,861,816.
In April 2020, we repurchased 2,324,616 Class C preferred units, 1,046,741 Class D preferred units, and 1,923,342 Class E preferred units held by an entity affiliated with Greenoaks, a holder of 5% of more of our capital stock, for a cash purchase price of $27,002,965.
Employment Arrangements
The brother of Bom Suk Kim, our Chief Executive Officer, is currently employed by us. He does not share a household with Mr. Kim and is not one of our executive officers. His total annual compensation has ranged between approximately $279,000 and $475,000 since January 1, 2018. He participates in compensation and incentive plans or arrangements on the same basis as similarly situated employees.
The sister-in-law of Bom Suk Kim, our Chief Executive Officer, is currently employed by us. She does not share a household with Mr. Kim and is not one of our executive officers. Her total annual compensation has ranged between approximately $202,000 and $247,000 since January 1, 2018. She participates in compensation and incentive plans or arrangements on the same basis as similarly situated employees.
Registration Rights Agreement and Limited Liability Company Agreement
In connection with our preferred unit financings, we have entered into the Sixth Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) containing registration rights and information rights, among other things, with holders of our preferred units, which are more fully described in “Description of Capital Stock—Registration Rights.” Additionally, we have entered into a tenth amended and restated LLC agreement (the “LLC Agreement”) containing voting rights relating to the composition of the board of directors, certain transfer restrictions, certain preemptive rights, and other voting rights, with certain holders of our preferred units. The parties to each of these agreements include the following holders of more than 5% of our capital stock: SVF Investments (UK) Ltd., entities affiliated with Greenoaks, Maverick Holdings C, L.P., and entities affiliated with Rose Park Advisors, LLC. The parties to each of these agreements also include Bom Suk Kim, our Chief Executive Officer. The LLC Agreement will terminate upon completion of the Corporate Conversion.
Standstill Agreement and Voting Agreement
In connection with our Class J preferred unit financings, we have entered into a holder voting agreement and standstill agreement with SVF Investments (UK) Ltd. Under the standstill agreement, SVF Investments (UK) Ltd. and its controlled affiliates are subject to a standstill with respect to our preferred units and common units, which restricts SVF Investments (UK) Ltd. and its controlled affiliates from beneficially owning more than 45% of the aggregate preferred units and voting common units of our company. Pursuant to the holder voting agreement, SVF Investments (UK) Ltd. has also agreed to grant an irrevocable proxy to Bom Suk Kim, our Chief Executive Officer, to enable him to vote the necessary number of Class H preferred units and Class J preferred units held by SVF Investments in order for Mr. Kim to hold voting power in our company that is 1% greater than the voting power in our company held by SVF Investments (UK) Ltd. Both the standstill agreement and voting agreement terminate upon completion of this offering.
Indemnification Agreements
Our certificate of incorporation that will be in effect upon completion of the Corporate Conversion will contain provisions limiting the liability of directors, and our bylaws that will be in effect on the completion of the Corporate Conversion will provide that we will indemnify each of our directors and officers to the fullest extent permitted under Delaware law. Our certificate of incorporation and bylaws will also provide our board of directors with discretion to indemnify our employees and other agents when determined appropriate by the board. In addition, we have entered or will enter into an indemnification agreement with each of our directors and executive officers, which requires us to indemnify them in certain circumstances.
Other Transactions
In February 2018, in connection with the issuance and sale of our Convertible Notes, we entered into a letter agreement with Greenoaks pursuant to which we agreed to provide Greenoaks certain information and other rights. In November 2018 and September 2020, in connection with the Class J preferred unit financing, we entered into letter agreements with SVF Investments (UK) Ltd. pursuant to which we agreed to provide SVF Investments (UK) Ltd. certain information and other rights.
Policies and Procedures for Related Person Transactions
Prior to the completion of this offering, our board of directors will adopt a related person transaction policy setting forth the policies and procedures for the identification, review, and approval or ratification of related person transactions. This policy covers, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act of 1933, as amended, any transaction, arrangement, or relationship, or any series of similar transactions, arrangements, or relationships, in which we and a related person were or will be participants and the amount involved exceeds $120,000, including purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness and guarantees of indebtedness. In reviewing and approving any such transactions, our audit committee will consider all relevant facts and circumstances as appropriate, such as the purpose of the transaction, the availability of other sources of comparable products or services, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction, management’s recommendation with respect to the proposed related person transaction, and the extent of the related person’s interest in the transaction.

PRINCIPAL AND SELLING STOCKHOLDERS
The following table sets forth information with respect to the beneficial ownership of our capital stock as of January 31, 2021, and as adjusted to reflect the sale of our Class A common stock offered by us and the selling stockholders in this offering, for:
•each of our named executive officers;
•each of our directors;
•all of our executive officers and directors as a group;
•the selling stockholders, which are indicated by the stockholder shown as having shares listed in the column “Shares Being Offered” below; and
•each person or group of affiliated persons known by us to beneficially own more than 5% of our Class A common stock or Class B common stock.
We have determined beneficial ownership in accordance with the rules and regulations of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares that they beneficially own, subject to applicable community property laws.
Applicable percentage ownership before the offering is based on 1,440,797,801 shares of Class A common stock and 176,002,990 shares of Class B common stock, in each case, outstanding as of January 31, 2021, assuming (i) our Corporate Conversion, and in connection therewith, the automatic conversion of (a) all of our common units and convertible preferred units (other than those convertible preferred units held by Bom Suk Kim) into an equal number of shares of Class A common stock, (b) all of our profits interests (other than those profits interests held by Mr. Kim) into 22,215,502 shares of Class A common stock, and (c) all of our profits interests and convertible preferred units held by Mr. Kim into an equal number of shares of Class B common stock, and (ii) the issuance of 171,755,974 shares of Class A common stock to be issued upon the closing of this offering and the automatic conversion of the principal and interest under the convertible notes issued in our 2018 convertible note financing (the “2018 Convertible Notes”) (such number of shares is estimated based on the anticipated number of shares of capital stock to be outstanding on the date of issuance).
Applicable percentage ownership after the offering is based on 1,541,997,801 shares of Class A common stock and 174,802,990 shares of Class B common stock outstanding immediately after the completion of this offering. In computing the number of shares beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares subject to options held by the person that are currently exercisable, or exercisable within 60 days of January 31, 2021 or issuable pursuant to restricted equity units that vest within 60 days of January 31, 2021. However, except as described above, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person.
When we refer to the “selling stockholders” in this prospectus, we mean the stockholders listed in the table below as offering shares of our Class A common stock, as well as the pledgees, donees, assignees, transferees, successors, and others who may hold any of the selling stockholders’ interests.

Unless otherwise indicated, the address of each beneficial owner listed below is c/o Coupang, Inc., Tower 730, 570, Songpa-daero, Songpa-gu, Seoul, Republic of Korea, 05510.

	Beneficial Ownership Before the Offering							Beneficial Ownership After the Offering
	Class A Common Stock		Class B Common Stock		% of Total Voting Power Before the Offering†	% of Total Class A and Class B Common Stock Beneficially Owned	Shares Being Offered	Class A Common Stock		Class B Common Stock		% of Total Voting Power After the Offering †	% of Total Class A and Class B Common Stock Beneficially Owned
Name of Beneficial Owner	Shares	%	Shares	%				Shares	%	Shares	%
5% Stockholders:
SVF Investments (UK) Limited(1)	568,156,413	39.4	—	—	8.7	35.1	—	568,156,413	36.8	—	—	8.6	33.1
Entities associated with Greenoaks Capital Partners, LLC(2)	285,691,960	19.8	—	—	4.4	17.7	—	285,691,960	18.5	—	—	4.3	16.6
Maverick Holdings C, L.P.(3)	110,527,590	7.7	—	—	1.7	6.8	—	110,527,590	7.2	—	—	1.7	6.4
Entities associated with Rose Park Advisors, LLC(4)	86,712,260	6.0	—	—	1.3	5.4	—	86,712,260	5.6	—	—	1.3	5.1
Directors and Named Executive Officers:
Bom Suk Kim(5)	—	—	176,002,990	100.0	78.0	10.9	1,200,000	—	—	174,802,990	100.0	76.7	10.2
Gaurav Anand	1,356,000	*	—	—	*	*	—	1,356,000	*	—	—	*	*
Hanseung Kang	—	—	—	—	—	—	—	—	—	—	—	—	—
Thuan Pham	—	—	—	—	—	—	—	—	—	—	—	—	—
Harold Rogers	257,500	*	—	—	*	*	—	257,500	*	—	—	*	*
Alberto Fornaro(6)	—	—	—	—	—	—	—	—	—	—	—	—	—
Matthew Christensen(7)	86,712,260	6.0	—	—	1.3	5.4	—	86,712,260	5.6	—	—	1.3	5.1
Lydia Jett(8)	—	—	—	—	—	—	—	—	—	—	—	—	—
Neil Mehta(9)	285,691,960	19.8	—	—	4.4	17.7	—	285,691,960	18.5	—	—	4.3	16.6
Benjamin Sun(10)	32,302,079	2.2	—	—	*	2.0	—	32,302,079	2.1	—	—	*	1.9
Kevin Warsh	280,662	*	—	—	*	*	—	280,662	*	—	—	*	*
Harry You(11)	—	—	—	—	—	—	—	35,087	*	—	—	*	*
All directors and executive officers as a group (12 persons)(12)	407,052,710	28.2	176,002,990	100.0	84.2	36.1	1,200,000	407,087,797	26.4	174,802,990	100.0	82.8	33.9
Other Selling Stockholders:
Entities associated with BlackRock(13)	53,353,317	3.7	—	—	*	3.3	17,474,841	35,878,476	2.3	—	—	*	2.1
Ridd Investments LLC(14)	6,920,248	*	—	—	*	*	48,203	6,872,045	*	—	—	*	*
All other selling stockholders as a group (10 persons)(15)	7,567,060	*	—	—	*	*	1,276,956	6,290,104	*	—	—	*	*
_____________
*Represents beneficial ownership of less than 1%.
†Percentage of total voting power represents voting power with respect to all shares of our Class A common stock and Class B common stock, as a single class. The holders of our Class B common stock are entitled to 29 votes per share, and holders of our Class A common stock are entitled to one vote per share. See the section titled “Description of Capital Stock—Class A Common Stock and Class B Common Stock” for additional information about the voting rights of our Class A common stock and Class B common stock.

(1)Consists of 568,156,413 shares of Class A common stock held by SVF Investments (UK) Limited (“SVF Investments”). The address for SVF Investments is 69 Grosvenor Street, London, United Kingdom W1K 3JP. SB Investment Advisors (UK) Limited (“SBIA UK”) has been appointed as alternative investment fund manager (“AIFM”) of SVF Investments (UK) Ltd., is exclusively responsible for managing of SVF Investments in accordance with the Alternative Investment Fund Managers Directive, and is authorized and regulated by the UK Financial Conduct Authority accordingly. As AIFM of SoftBank Vision Fund, SBIA UK is exclusively responsible for making all final decisions related to the acquisition, structuring, financing, voting, and disposal of SoftBank Vision Fund’s investments, including investments held by SVF Investments, a subsidiary controlled by SoftBank Vision Fund. Ms. Jett, a member of our board of directors, is a Partner at SB Investment Advisers (US) Inc., an affiliate of SBIA UK, but does not have voting or dispositive power over the shares held by SVF Investments.
(2)Consists of (a) 47,636,235 shares of Class A common stock held by GCM-CPG LLC, (b) 4,564,571 shares of Class A common stock held by GCM-IFA, LP, (c) 4,491,540 shares of Class A common stock held by GCM-KRW LLC, (d) 21,144,621 shares of Class A common stock held by Greenoaks Opportunity I LLC, (e) 21,022,700 shares of Class A common stock held by Greenoaks Opportunity II LLC, (f) 5,133,227 shares of Class A common stock held by Greenoaks Opportunity II (Q) LLC, (g) 149,013,072 shares of Class A common stock held by Greenoaks Capital MS LP - Carmine Series, which includes 139,490,645 shares of Class A common stock issued upon the closing of this offering and the automatic conversion of the principal and interest under the 2018 Convertible Notes, (h) 6,250,000 shares of Class A common stock held by Greenoaks Capital MS LP - Grant Park Series, (i) 4,169,940 shares of Class A common stock held by Greenoaks Capital MS LP - Clocktower Series, (j) 2,792,140 shares of Class A common stock held by Greenoaks Capital MS LP - Aparo Park Series, (k) 3,678,209 shares of Class A common stock held by Greenoaks Capital MS LP - Aparo Park II Series, (l) 8,223,676 shares of Class A common stock held by Greenoaks Capital Opportunities Fund, L.P., which includes 7,700,094 shares of Class A common stock issued upon the closing of this offering and the automatic conversion of the principal and interest under the 2018 Convertible Notes, (m) 219,900 shares of Class A common stock held by Greenoaks Capital Partners LLC, (n) 6,890,190 shares of Class A common stock held by Tricorner Holdings LLC, (o) 9,959 shares of Class A common stock held by Miller Harbor Holdings MM LLC, (p) 229,734 shares of Class A common stock held by Greenoaks Capital Opportunities Partnership LP, and (q) 222,246 shares of Class A common stock held by Greenoaks Capital Management LLC. The address of each of these entities is 535 Pacific Avenue, 4th Floor, San Francisco, California 94133.
(3)Consists of 110,527,590 shares of Class A common stock held by Maverick Holdings C, L.P. The address for Maverick Holdings C, L.P. is 1900 N. Pearl Street, 20th Floor, Dallas, Texas 75201.
(4)Consists of (a) 58,839,499 shares of Class A common stock held by Disruptive Innovation Fund, L.P, (b) 5,256,090 shares of Class A common stock held by DIF Coupang, L.P., (c) 9,363,600 shares of Class A common stock held by DIF Coupang II, L.P., (d) 3,663,480 shares of Class A common stock held by DIF Coupang III, L.P., (e) 2,922,924 shares of Class A common stock held by DIF Coupang IV, L.P., and (f) 6,666,667 shares of Class A common stock held by DIF Coupang V, LLC. Disruptive Innovation GP, LLC is the General Partner of Disruptive Innovation Fund, L.P., DIF Coupang, L.P., DIF Coupang II, L.P., and DIF Coupang III, L.P. DIF Coupang IV GP, LLC is the General Partner of DIF Coupang IV, L.P. Rose Park Advisors, LLC is the Manager of DIF Coupang V, LLC. The address of each of the entities, General Partners, and Managers is 200 State Street, Floor 12, Boston, Massachusetts 02109.
(5)Consists of (a) 162,372,704 shares of Class B common stock held by Mr. Kim and (b) 13,630,286 shares of Class B common stock issuable upon the vesting of profits interests within 60 days of January 31, 2021. The shares being offered by Mr. Kim in this offering will be converted into shares of Class A common stock upon the sale of such shares.
(6)Mr. Fornaro was appointed as our Chief Financial Officer in February 2020 and transitioned into a Senior Advisor role in December 2020.
(7)Consists of the shares listed in footnote 4 above. Disruptive Innovation GP, LLC is the General Partner of Disruptive Innovation Fund, L.P., DIF Coupang, L.P., DIF Coupang II, L.P., and DIF Coupang III, L.P. DIF Coupang IV GP, LLC is the General Partner of DIF Coupang IV, L.P. Rose Park Advisors, LLC is the Manager of DIF Coupang V, LLC. Matthew Christensen is the Manager of Disruptive Innovation GP, LLC and Rose Park Advisors, LLC, and is the Managing Member of DIF Coupang IV GP, LLC, and may be deemed to have voting and dispositive power over the shares of the Company held by the previously listed entities. The address of each of the entities, General Partners, Managing Member, and Managers is 200 State Street, Floor 12, Boston, Massachusetts 02109.
(8)Ms. Jett is a Partner at SB Investment Advisers (US) Inc., an affiliate of SBIA UK, but does not have voting or dispositive power over the shares held by SVF Investments listed in footnote 1 above.
(9)Consists of the shares listed in footnote 2 above. Mr. Mehta is a Managing Member of the general partner or managing member of each of Greenoaks Capital MS LP - Carmine Series, Greenoaks Capital MS LP - Clocktower Series, Greenoaks Capital MS LP - Grant Park Series, Greenoaks Opportunity I LLC, Greenoaks Opportunity II (Q) LLC, Greenoaks Opportunity II LLC, Tricorner Holdings LLC, and Greenoaks Capital Partners

LLC. Mr. Mehta also serves as a Managing Member of Miller Harbor Holdings MM LLC, serves as a Director of the general partner of the general partner of Greenoaks Capital Opportunities Fund, L.P., and serves as a Director of the general partner of the general partner of Greenoaks Capital Opportunities Partnership LP. Therefore, Mr. Mehta may be deemed to share voting power and dispositive power over the shares held by these entities. Mr. Mehta is the Managing Director of Greenoaks Capital Partners LLC, which has an Advisory Agreement with the Managing Member of GCM-CPG LLC and GCM-KRW LLC and an Advisory Agreement with the General Partner of GCM-IFA, LP. Mr. Mehta does not have voting power or dispositive power over the shares held by GCM-CPG LLC, GCM-KRW LLC, and GCM-IFA, LP.
(10)Consists of (a) 8,620,984 shares of Class A common stock held by LaunchTime Alpha Associates LLC (“Alpha Associates”), (b) 7,774,928 shares of Class A common stock held by LaunchTime LLC (“LaunchTime”), (c) 5,425,085 shares of Class A common stock held by LaunchTime II LLC (“LaunchTime II”), (d) 1,648,982 shares of Class A common stock held by LaunchTime III LLC (“LaunchTime III”), (e) 2,389,130 shares of Class A common stock held by LaunchTime IV LLC (“LaunchTime IV”), (f) 571,950 shares of Class A common stock held by LaunchTime V LLC (together with Alpha Associates, LaunchTime, LaunchTime II, LaunchTime III and LaunchTime IV, the “LaunchTime Entities”), (g) 3,310,870 shares of Class A common stock held by Sun Brothers LLC (“Sun Brothers”), and (h) 2,560,150 shares of Class A common stock held by Sun Brothers II LLC (together with Sun Brothers, the “Sun Brothers Entities”). Mr. Sun is a Partner at Primary Venture Partners, which is the general partner of each of the LaunchTime Entities and the Sun Brothers Entities. The address for the LaunchTime and Sun Brothers entities is Primary Venture Partners, 19 West 24th Street, New York, New York 10010.
(11)Mr. You is expected to receive an allocation in the offering of up to 35,087 shares, which assuming an initial public offering price of $28.50, the midpoint of the estimated price range set forth on the cover page of this prospectus, results in an investment of approximately $1,000,000 in our Class A common stock.
(12)Consists of (a) 259,186,784 shares of Class A common stock held as of January 31, 2021, (b) 675,187 shares of Class A common stock issuable upon the exercise of options that are exercisable or become exercisable within 60 days of January 31, 2021, (c) the issuance of 147,190,739 shares of Class A common stock to be issued to the entities referenced in footnote 2 above upon the closing of this offering and the automatic conversion of the principal and interest under the 2018 Convertible Notes, (d) 162,372,704 shares of Class B common stock held as of January 31, 2021, and (e) 13,630,286 shares of Class B common stock issuable upon the vesting of profits interests within 60 days of January 31, 2021.
(13)Consists of (a) 31,800,880 shares of Class A common stock held by BR PEP Rainforest Coinvest, L.P. (“Coinvest”), (b) 6,845,847 shares of Class A common stock held by BR PEP Rainforest Coinvest II (“Coinvest II”), L.P., (c) 2,724,900 shares of Class A common stock held by BR PEP Rainforest Secondary, L.P. (“Secondary”), (d) 11,981,690 shares of Class A common stock held by BR PEP Rainforest Secondary II, L.P. (“Secondary II,” and together with Coinvest, Coinvest II, and Secondary, the “BlackRock Entities”). The address for each of these entities is 27 Hospital Road, George Town, KY1-9008, Cayman Islands. 10,345,554 shares of Class A common stock are being offered by Coinvest. 2,624,753 shares of Class A common stock are being offered by Coinvest II. 870,528 shares of Class A common stock are being offered by Secondary. 3,634,006 shares of Class A common stock are being offered by Secondary II.
(14)48,203 shares of Class A common stock are being offered by Ridd Investments. The address for Ridd Investments LLC (“Ridd Investments”) is 5010 S. Fairbrook Lane, Salt Lake City, Utah 84117.
(15)Consists of selling stockholders not otherwise listed in this table who within the groups indicated collectively own less than 1% of our Class B common stock.

DESCRIPTION OF CAPITAL STOCK
General
The following is a summary of the rights of our capital stock and some of the provisions of our certificate of incorporation and bylaws (which will each become effective upon completion of the Corporate Conversion), the Sixth Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), and relevant provisions of Delaware General Corporation Law. The descriptions herein are qualified in their entirety by our certificate of incorporation, bylaws, and the Registration Rights Agreement, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, as well as the relevant provisions of Delaware General Corporation Law. The descriptions of our Class A common stock, Class B common stock and preferred stock reflect the completion of the Corporate Conversion that will occur immediately prior to the effectiveness of the registration statement of which this prospectus forms a part.
Our certificate of incorporation will provide for two classes of common stock, and will authorize shares of undesignated preferred stock, the rights, preferences, and privileges of which may be designated from time to time by our board of directors.
Upon the completion of this offering, after giving effect to the Corporate Conversion, our authorized capital stock will consist of:
•10,000,000,000 shares of Class A common stock, par value $0.0001 per share;
•250,000,000 shares of Class B common stock, par value $0.0001 per share; and
•2,000,000,000 shares of undesignated preferred stock, par value $0.0001 per share.
As of December 31, 2020, we had 40,235,545 common units, 65,586,660 profits interests, and 1,329,464,982 convertible preferred units outstanding. After giving effect to our Corporate Conversion and, in connection therewith, the automatic conversion of (a) all of our common units, profits interests, and convertible preferred units (other than those profits interests and convertible preferred units held by Bom Suk Kim) into an equal number of shares of Class A common stock, with respect to such common units and convertible preferred units, and 22,114,201 shares of Class A common stock, with respect to such profits interests, and (b) all of our profits interests and convertible preferred units held by Mr. Kim into an equal number of shares of Class B common stock, in each case, outstanding as of December 31, 2020, there would have been, as of December 31, 2020, 1,258,955,178 shares of Class A common stock held by 1,402 stockholders of record and 176,002,990 shares of Class B common stock held by one stockholder of record.
Class A Common Stock and Class B Common Stock
All issued and outstanding shares of our Class A common stock and Class B common stock will be duly authorized, validly issued, fully paid, and non-assessable. All authorized but unissued shares of our Class A common stock will be available for issuance by our board of directors without any further stockholder action, except as required by the listing standards of the New York Stock Exchange (the “NYSE”). Our certificate of incorporation will provide that, except with respect to certain protective provisions (as described below), voting rights, and conversion rights, the Class A common stock and Class B common stock are treated equally and identically.
Voting Rights
The Class A common stock is entitled to one vote per share on any matter that is submitted to a vote of our stockholders. Holders of our Class B common stock are entitled to 29 votes per share on any matter submitted to our stockholders. Holders of shares of Class B common stock and Class A common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by Delaware law or our certificate of incorporation that will be effective upon completion of the Corporate Conversion.
Under Delaware law, holders of our Class A common stock or Class B common stock would be entitled to vote as a separate class if a proposed amendment to our certificate of incorporation would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely. As a result, in these limited instances, the holders of a majority of the Class A common stock could defeat any amendment to our certificate of incorporation. For example, if a proposed amendment of our certificate of incorporation provided for the Class A common stock to rank junior to the Class B common stock with respect to (1) any dividend or distribution, (2) the distribution of proceeds were we to be acquired, or (3) any other right, Delaware law would require the vote of the Class A common stock. In this instance, the holders of a majority of Class A common stock could defeat that proposed amendment to our certificate of incorporation.
Our certificate of incorporation that will be in effect upon the completion of the Corporate Conversion will provide that the number of authorized shares of preferred stock or Class A common stock may be increased or decreased (but not below the number of shares of preferred stock or Class A common stock then outstanding) by the affirmative vote of the holders of a majority of the outstanding voting power of all of our outstanding, voting together as a single class. As a result, the holders of a majority of the outstanding Class B common stock can approve an increase or decrease in the number of authorized shares of Class A common stock without a separate vote of the holders of Class A common stock. This could allow us to increase and issue additional shares of Class A common stock beyond what is currently authorized in our certificate of incorporation without the consent of the holders of our Class A common stock.
Our certificate of incorporation that will be in effect upon completion of the Corporate Conversion will not provide for cumulative voting, unless required by law, for the election of directors.
Economic Rights
Except as otherwise will be expressly provided in our certificate of incorporation that will be in effect upon completion of the Corporate Conversion or required by applicable law, all shares of Class A common stock and Class B common stock will have the same rights and privileges and rank equally, share ratably, and be identical in all respects for all matters, including those described below.
Dividends and Distributions
Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of Class A common stock and Class B common stock will be entitled to share equally, identically, and ratably, on a per share basis, with respect to any dividend or distribution of cash or property paid or distributed by us, unless different treatment of the shares of the affected class is approved by the affirmative vote of the holders of a majority of the outstanding shares of such affected class, voting separately as a class. Under Delaware law, we can only pay dividends either out of “surplus” or out of the current or the immediately preceding year’s net profits. Surplus is defined as the excess, if any, at any given time, of the total assets of a corporation over its total liabilities and statutory capital. The value of a corporation’s assets can be measured in a number of ways and may not necessarily equal their book value.
Upon our liquidation, winding-up or dissolution, the assets legally available for distribution to our stockholders are distributed pro rata, on an equal priority, pari passu basis among the holders of our Class A common stock and Class B common stock, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Liquidation Rights
On our liquidation, dissolution, or winding-up, the holders of Class A common stock and Class B common stock will be entitled to share equally, identically, and ratably in all assets remaining after the payment of any liabilities, liquidation preferences, and accrued or declared but unpaid dividends, if any, with respect to any outstanding preferred stock, unless a different treatment is approved by the affirmative vote of the holders of a majority of the outstanding shares of such affected class, voting separately as a class.
Change of Control Transactions
The holders of Class A common stock and Class B common stock will be treated equally and identically with respect to shares of Class A common stock or Class B common stock owned by them, unless different treatment of the shares of each class is approved by the affirmative vote of the holders of a majority of the outstanding shares of the class treated differently, voting separately as a class, on (a) the closing of the sale, lease, exchange, or other disposition of all or substantially all of our assets, (b) the consummation of a merger, consolidation, business combination, or other similar transaction which results in our voting securities outstanding immediately before the transaction (or the voting securities issued with respect to our voting securities outstanding immediately before the transaction) representing less than a majority of the combined voting power of our voting securities or the surviving or acquiring entity, or (c) the recapitalization, liquidation, dissolution, or other similar transaction, in one transaction or a series of related transactions, to a person or group of affiliated persons of our securities if, after closing, the transferee person or group would hold 50% or more of the outstanding voting power of our Company (or the surviving or acquiring entity).
Subdivisions and Combinations
If we subdivide or combine in any manner outstanding shares of Class A common stock or Class B common stock, the outstanding shares of the other classes will be subdivided or combined in the same proportion and manner.
No Preemptive or Similar Rights
Our Class A common stock and Class B common stock are not entitled to preemptive rights, and are not subject to conversion, redemption, or sinking fund provisions, except for the conversion provisions with respect to the Class B common stock described below.
Conversion
Each share of our Class B common stock is convertible at any time at the option of the holder into one share of our Class A common stock. In addition, each share of our Class B common stock will convert automatically into one share of our Class A common stock upon any transfer, whether or not for value, except for transfers to family members and certain transfers to the extent the transferor retains sole dispositive power and exclusive voting control with respect to the shares of Class B common stock, and certain other transfers described in our certificate of incorporation. All outstanding shares of our Class B common stock will convert into shares of our Class A common stock upon the earliest of (1) a date fixed by the board of directors that is no less than 120 days and no more than 180 days following the date that the number of shares of Class B common stock outstanding is less than 33% of that number of shares of Class B common stock outstanding immediately after the closing of this offering, and (2) the first trading day following the six-month anniversary of the death or incapacity of Mr. Kim.

Preferred Stock
Upon the completion of this offering, our board of directors may, without further action by our stockholders, fix the rights, preferences, privileges, and restrictions of up to an aggregate of 2,000,000,000 shares of preferred stock in one or more series and authorize their issuance. These rights, preferences, and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms, and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our common stock. The issuance of our preferred stock could adversely affect the voting power of holders of our common stock, and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring, or preventing a change of control or other corporate action. Upon the completion of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.
Options
As of December 31, 2020, after giving effect to the Corporate Conversion, we had outstanding options under our Third Amended and Restated 2011 Equity Incentive Plan (the “2011 Plan”) to purchase an aggregate of 65,703,982 shares of our Class A common stock, with a weighted-average exercise price of $1.95 per share.
Restricted Equity Units
As of December 31, 2020, after giving effect to the Corporate Conversion, we had outstanding 20,765,071 shares of our Class A common stock subject to restricted equity units under our 2011 Plan.
Profits Interests
As of December 31, 2020, after giving effect to the Corporate Conversion, we had outstanding (i) 22,114,201 shares of our Class A common stock attributable to the conversion of our profits interests under our Fourth Amended and Restated 2011 Profits Interest Plan (the “2011 PIP”) and (ii) 43,143,440 shares of our Class B common stock attributable to the conversion of our profits interests under our 2011 PIP.
Registration Rights
The Registration Rights Agreement provides that certain holders of our convertible preferred units have certain registration rights. After the Corporate Conversion, the registration of shares of our Class A common stock by the exercise of these registration rights (as described below) would enable the holders to sell such shares without restriction under the Securities Act of 1933, as amended (the “Securities Act”) when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts and commissions, of the shares registered by the demand, piggyback and Form S-3 registrations described below.
Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares of Class A common stock such stockholders may include. The demand, piggyback, and Form S-3 registration rights described below will expire five years after the completion of this offering, of which this prospectus is a part, or with respect to any particular stockholder, such earlier time after this offering at which such stockholder holds 1% or less of the registrable securities and all such registrable securities held (together with any affiliate of such stockholder with whom such stockholder must aggregate its sales under Rule 144) can be sold in any three-month period without registration in compliance with Rule 144 of the Securities Act.

Demand Registration Rights
Subject to certain exceptions and assuming our Corporate Conversion, at any time beginning 180 days after the effective date of the registration statement of which this prospectus forms a part, certain holders of shares of our Class A common stock may request that we register all or a portion of the registrable shares. Such registration request must be made by the requisite holders of at least 35% of our registrable securities then outstanding, which as of December 31, 2020 and assuming our Corporate Conversion and the conversion of our convertible notes issued in our 2018 convertible note financing the “Convertible Notes”), would be a minimum of an aggregate 1,481,220,956 shares of our Class A common stock and/or Class B common stock held by such holders as of such date. We are obligated to effect only two such registrations. Such request for registration must cover at least 50% of such shares or such lesser amount as would have an anticipated aggregate offering price, net of selling expenses, in excess of $10.0 million.
Piggyback Registration Rights
In connection with this offering and assuming the completion of the Corporate Conversion and the conversion of our Convertible Notes, the holders of an aggregate of 1,481,220,956 shares of our Class A common stock and Class B common stock as of December 31, 2020 were entitled to include their shares of registrable securities in this offering. After this offering, in the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of these shares will be entitled to certain piggyback registration rights allowing the holder to include their shares in such registration, subject to certain marketing, and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a registration relating to (i) the issuance of securities by us or a subsidiary pursuant to a stock option, stock purchase or similar plan, (ii) an SEC Rule 145 transaction, (iii) securities registered on any form that does not include substantially the same information as would be required to be included in a registration statement for such registrable securities, or (iv) a registration in which the only stock being registered is stock issuable upon conversion of debt securities that are also being registered, the holders of these shares are entitled to notice of the registration, and have the right to include their shares in the registration, subject to limitations that the underwriters may impose on the number of shares included in the offering.
Form S-3 Registration Rights
The holders of at least 30% of our registrable securities then outstanding, which as of December 31, 2020 and assuming our Corporate Conversion and the conversion of our Convertible Notes would be an aggregate of 1,481,220,956 shares of Class A common stock and/or Class B common stock, will be entitled to certain Form S-3 registration rights. The holders of these shares can make a request that we register their shares on Form S-3 if we are qualified to file a registration statement on Form S-3 and if the anticipated aggregate price of the shares offered would equal or exceed $100.0 million. We will not be required to effect more than two registrations on Form S-3 within any 12-month period.
Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws
Some provisions of Delaware law, our certificate of incorporation, and our bylaws contain or will contain provisions that could make the following transactions more difficult: an acquisition of us by means of a tender offer; an acquisition of us by means of a proxy contest or otherwise; or the removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions which provide for payment of a premium over the market price for our shares.
These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.
Preferred Stock
Our board of directors will have the authority, with the approval of at least a majority of the voting power of the Class B common stock, to issue up to 2,000,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or other means.
Stockholder Meetings
Our bylaws will provide that a special meeting of stockholders may be called only by our chairperson of the board, chief executive officer, any holder of shares of Class B common stock, or by a resolution adopted by our board of directors.
Requirements for Advance Notification of Stockholder Nominations and Proposals
Our bylaws will establish advance notice procedures with respect to stockholder proposals to be brought before a stockholder meeting and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors, or a committee of the board of directors.
Stockholders Not Entitled to Cumulative Voting
Our certificate of incorporation will not permit stockholders to cumulate their votes in the election of directors. Accordingly, the holders of a majority of the outstanding shares of our capital stock entitled to vote in any election of directors can elect all of the directors standing for election, if they choose, other than any directors that holders of our preferred stock may be entitled to elect.
Delaware Anti-Takeover Statute
We are subject to Section 203 of the Delaware General Corporation Law, which prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors.
Choice of Forum
Our certificate of incorporation to be effective upon completion of the Corporate Conversion will provide that the Court of Chancery of the State of Delaware be the exclusive forum for actions or proceedings brought under Delaware statutory or common law: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a breach of fiduciary duty; (3) any action asserting a claim against us arising under the Delaware General Corporation Law; (4) any action regarding our certificate of incorporation or our bylaws; (5) any action as to which the Delaware General Corporate Law confers jurisdiction to the Court of Chancery of the State of Delaware; or (6) any action asserting a claim against us that is governed by the internal affairs doctrine. The provisions would not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended. Our certificate of incorporation further provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.
Amendment of Charter Provisions
The amendment of any of the above provisions would require approval of the holders of at least a majority of the voting power of all of the then-outstanding shares of capital stock of our company entitled to vote generally in the election of directors, voting together as a single class. In addition, any amendment of our bylaws will require the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.
Any amendments, alterations, or repeal of any provision of our certificate of incorporation or bylaws that modifies the voting, conversion or other powers, preferences, or other special rights or privileges, or qualifications, limitations or restrictions of our Class B common stock would require the approval of the holders of a majority of the voting power of the Class B common stock then outstanding.
The provisions of Delaware law, our certificate of incorporation, and our bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our Class A common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of our board and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.
Transfer Agent and Registrar
The transfer agent and registrar for our Class A common stock will be American Stock Transfer & Trust Company, LLC. The transfer agent and registrar’s address is 6201 15th Avenue, Brooklyn, New York 11219, and its telephone number is (800) 937-5449.
Exchange Listing
Our Class A common stock is currently not listed on any securities exchange. We have been approved to list our Class A common stock on the NYSE under the symbol “CPNG.”

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no public market for our Class A common stock. Future sales of substantial amounts of Class A common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our Class A common stock. Although we have been approved to list our Class A common stock listed on the New York Stock Exchange (the “NYSE”), we cannot assure you that there will be an active public market for our Class A common stock.
Following the completion of this offering, based on the number of shares of our Class A common stock and Class B common stock outstanding as of December 31, 2020 and assuming (i) the issuance of 100,000,000 shares of Class A common stock in this offering, (ii) our Corporate Conversion, and in connection therewith, the automatic conversion of (a) all of our common units, profits interests, and convertible preferred units (other than those profits interests and convertible preferred units held by Bom Suk Kim) into an equal number of shares of Class A common stock, with respect to such common units and convertible preferred units, and 22,114,201 shares of Class A common stock, with respect to such profits interests, and (b) all of our profits interests and convertible preferred units held by Mr. Kim into an equal number of shares of Class B common stock, and (iii) the issuance of 171,755,974 shares of our Class A common stock upon the closing of this offering and the automatic conversion of the principal and interest under the convertible notes issued in our 2018 convertible note financing (the “2018 Convertible Notes”) (such number of shares is estimated based on the anticipated number of shares of capital stock to be outstanding on the date of issuance), we will have outstanding an aggregate of 1,531,911,152 shares of Class A common stock and 174,802,990 shares of Class B common stock. Of these shares, all shares of Class A common stock sold in this offering, including the shares of Class A common stock offered for sale by the selling stockholders, will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the “Securities Act”), except for any shares of Class A common stock purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Shares of Class A common stock purchased by our affiliates would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.
The outstanding shares of our Class A common stock not sold in this offering and the Class B common stock outstanding after this offering will be “restricted securities” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, each of which is summarized below. We expect that all of these shares will be subject to a lock-up period under the lock-up agreements described below.
Lock-Up Agreements
Pursuant to the Sixth Amended and Restated Registration Rights Agreement, each holder of our preferred units (including the selling stockholders) has agreed not to, without the prior written consent of the Company and the managing underwriter of this offering, for a period of up to 180 days after the date hereof (i) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any equity securities or any securities convertible into or exercisable or exchangeable for equity securities of the Company held immediately prior to the date hereof, or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of those equity securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of equity securities or other securities, in cash or otherwise. The foregoing does not apply to equity securities purchased by the holders in this offering or on the open market following this offering, does not apply to a transfer to any holder’s parent, subsidiary or affiliate, and is only applicable to the holder if all officers, managers, directors, and greater than one percent (1%) members or unitholders of the Company have agreed to and continue to be bound by the same terms. Each holder of our preferred units has further agreed to execute such agreements as may be reasonably requested by the managing underwriter in this offering that are consistent with the agreements described above.

Consistent with the agreements described above, we, all of our directors, executive officers, and certain holders of our Class A common stock have entered into, or will enter into, lock-up agreements with the underwriters. The lock-up agreements will restrict our directors, executive officers, and certain holders of our Class A common stock from transferring shares of our Class A common stock and securities exercisable for or convertible into shares of our Class A common stock for a period of up to 180 days after the date of this prospectus, subject to certain exceptions, without the prior consent of Goldman Sachs & Co. LLC. Subject to compliance with Rule 144, shares of our Class A common stock as well as shares subject to outstanding options will be eligible for sale in the public market in the near future as set forth below, in accordance with the lock-up agreements:

Date Available for Sale in the Public Market	Condition	Number of Shares of Class A Common Stock Available for Sale
The sixth trading day following the date on the cover of this prospectus.
(a) The lock-up party was an employee of the Company (excluding officers of the Company who are subject to Section 16 of the Exchange Act and their affiliates) as of December 31, 2020 (collectively, the “Early Release Employee Group”) and (b) the closing price of the Class A common stock on the NYSE on the third trading day following the date on the cover of this prospectus equals or exceeds the initial public offering price of the shares to the public as set forth on the cover page of this prospectus (the “First Release Trigger”).

All outstanding shares held by the Early Release Employee Group as of February 26, 2021, including any shares held by any trust for the direct or indirect benefit of a lock-up party or of an immediate family member of the lock-up party, in each case to the extent received in their capacity as an employee of the Company. As of February 26, 2021, this represents an estimated 34.0 million shares.

The twelfth (12th) trading day following the date on the cover of this prospectus.
(a) The lock-up party was a selling stockholder under this registration statement (other than Mr. Kim and his affiliates) (collectively, the “Selling Stockholder Group”) and (b) the closing price of the Class A common stock on the NYSE equals or exceeds 133% of the initial public offering price of the shares to the public as set forth on the cover page of this prospectus for both of (i) at least 5 trading days in the 10-day trading day period ending on the tenth (10th) trading day following the date on the cover of this prospectus and (ii) the tenth (10th) trading day.

A number of shares equal to 33% of the number equal to (i) the outstanding shares held by the Selling Stockholder Group prior to the initial public offering and shares to be issued to the Selling Stockholder Group in connection with the conversion of convertible notes in connection with this offering minus (ii) the number of shares sold by the Selling Stockholder Group in this offering. As of February 26, 2021, this represents an estimated 20.9 million shares (the “First Selling Stockholder Group Release Shares”).

Four trading days following the release of our first public release of quarterly financial results following the date on the cover of this prospectus.
(a) The lock-up party is a member of the Early Release Employee Group and (b) the closing price of the Class A common stock on the NYSE equals or exceeds the initial public offering price of the shares to the public as set forth on the cover page of this prospectus for both of (i) at least 5 trading days in the 10-day trading day period immediately prior to our first public release of quarterly financial results following the date on the cover of this prospectus and (ii) the first trading day immediately following the release of such financial results (such conditions set forth in (b), together, the “Third Release Trigger”).

All lock-up obligations with respect to the Early Release Employee Group end. As of February 26, 2021, this represents an estimated 24.6 million shares (not including the shares that released in connection with the First Release Trigger).

Four trading days following the release of our first public release of quarterly financial results following the date on the cover of this prospectus.	(a) The lock-up party is an officer of the Company who is subject to Section 16 of the Exchange Act (other than Mr. Kim and his affiliates) and (b) the Third Release Trigger has been satisfied.
A number of shares equal to 25% of the outstanding securities held by the officers of the Company subject to Section 16 of the Exchange Act (other than Mr. Kim and his affiliates) as of the date of our first public release of quarterly financial results following the date on the cover of this prospectus, including any shares held by any trust for the direct or indirect benefit of a lock-up party or of an immediate family member of the lock-up party, in each case to the extent received in their capacity as an employee of the Company. As of February 26, 2021, this represents an estimated 0.7 million shares.

The ninetieth (90th) calendar day following the date on the cover of this prospectus.
(a) The lock-up party is (i) a director of the Company, other than Mr. Kim or (ii) a stockholder of the Company who held preferred units of the Company prior to this offering and who is not a member of the Selling Stockholder Group ((i) and (ii) collectively, the “Other Investor Group”) and (b) the closing price of the Class A common stock on the NYSE equals or exceeds 133% of the initial public offering price of the shares to the public as set forth on the cover page of this prospectus for both of (x) at least 5 trading days in the 10-day trading day period ending on the eighty eighth (88th) trading day following the date on the cover of this Prospectus and (y) the eighty eighth (88th) trading day.

A number of shares equal to 10% of the outstanding shares held by the Other Investor Group prior to this offering and shares to be issued to the Other Investor Group in connection with the conversion of convertible notes in connection with this offering. As of February 26, 2021, this represents an estimated 128.6 million shares.

The second trading day following our public release of quarterly results for the second completed fiscal quarter following the date on the cover of this prospectus.	This represents the remainder of the securities.
In addition to the restrictions contained in the lock-up agreements described above, we have entered into agreements with certain security holders that contain market stand-off provisions imposing restrictions on the ability of such security holders to offer, sell, or transfer our equity securities for a period of up to 180 days following the date of this prospectus.
Upon expiration of the lock-up period, certain of our stockholders will have the right to require us to register their shares under the Securities Act. See “—Registration Rights” below and “Description of Capital Stock—Registration Rights.”
Upon the expiration of the lock-up period, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the exceptions and limitations discussed below.
After the offering, certain of our employees, including our executive officers, and/or directors may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Securities Act. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to the offering described above.
Rule 144
Affiliate Resales of Restricted Securities
In general, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) for at least 90 days, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our capital stock for at least six months would be entitled to sell in “broker’s transactions” or certain “riskless principal transactions” or to market makers, a number of shares within any three-month period that does not exceed the greater of:
•1% of the number of shares of our Class A common stock then outstanding, which will equal approximately 15,319,112 shares immediately after this offering; or
•the average weekly trading volume in our Class A common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.
Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the Securities and Exchange Commission concurrently with either the placing of a sale order with the broker or the execution of a sale directly with a market maker.
Non-Affiliate Resales of Restricted Securities
In general, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the three months preceding a sale, and who has beneficially owned shares of our capital stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.
Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.
Rule 701
In general, under Rule 701, any of our employees, directors, officers, consultants, or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement. However, substantially all Rule 701 shares outstanding as of the date of this prospectus are subject or will be subject to lock-up agreements as described above and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.
Form S-8 Registration Statement
Upon completion of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of Class A common stock subject to outstanding equity awards issued or issuable under our Third Amended and Restated 2011 Equity Incentive Plan and our 2021 Equity Incentive Plan, as applicable. These registration statements will become effective immediately upon filing, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market subject to compliance with the resale provisions of Rule 144.
Registration Rights
As of December 31, 2020, after giving effect to our Corporate Conversion and the conversion of our Convertible Notes, holders of up to 1,481,220,956 shares of our Class A common stock, or their transferees, will be entitled to various rights with respect to the registration of these shares under the Securities Act upon the completion of this offering and the expiration of lock-up agreements. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of Capital Stock—Registration Rights” for additional information. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock-up agreement.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR CLASS A COMMON STOCK
The following summary describes the material U.S. federal income tax consequences of the acquisition, ownership, and disposition of our Class A common stock acquired in this offering by Non-U.S. Holders (as defined below). This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating thereto, does not deal with non-U.S., state, and local consequences that may be relevant to Non-U.S. Holders in light of their particular circumstances, and does not address U.S. federal tax consequences (such as gift and estate taxes) other than income taxes. Special rules different from those described below may apply to certain Non-U.S. Holders that are subject to special treatment under the Internal Revenue Code of 1986, as amended (the “Code”), such as financial institutions, insurance companies, tax-exempt organizations, tax-qualified retirement plans, governmental organizations, broker-dealers and traders in securities, U.S. expatriates, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, corporations organized outside of the United States, any state thereof, or the District of Columbia that are nonetheless treated as U.S. taxpayers for U.S. federal income tax purposes, persons that will hold our Class A common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or integrated investment or other risk reduction strategy, persons who acquire our Class A common stock through the exercise of an option or otherwise as compensation, persons subject to the alternative minimum tax or Medicare contribution tax on net investment income, persons subject to special tax accounting rules under Section 451(b) of the Code, “qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds, partnerships and other pass-through entities or arrangements and investors in such pass-through entities or arrangements, persons deemed to sell our Class A common stock under the constructive sale provisions of the Code, and persons that own, or are deemed to own, our Class B common stock. Such Non-U.S. Holders are urged to consult their own tax advisors to determine the U.S. federal, state, local, and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code and Treasury Regulations, rulings, and judicial decisions thereunder, each as of the date hereof, and such authorities may be repealed, revoked, or modified, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the U.S. Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. This discussion assumes that the Non-U.S. Holder holds our Class A common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment).
This discussion is for informational purposes only and is not tax advice. Persons considering the purchase of our Class A common stock pursuant to this offering should consult their own tax advisors concerning the U.S. federal income, gift, estate, and other tax consequences of acquiring, owning, and disposing of our Class A common stock in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction, including any state, local, or foreign tax consequences, or under any applicable income tax treaty.
For the purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of Class A common stock that is neither a U.S. Holder nor a partnership (or other entity treated as a partnership for U.S. federal income tax purposes regardless of its place of organization or formation). A “U.S. Holder” means a beneficial owner of our Class A common stock that is for U.S. federal income tax purposes any of the following:
•an individual who is a citizen or resident of the United States;
•a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.
Distributions
As described in the section titled “Dividend Policy,” we do not anticipate paying any cash dividends in the foreseeable future. However, if we do make distributions of cash or property on our Class A common stock to a Non-U.S. Holder, such distributions, to the extent made out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), generally will constitute dividends for U.S. tax purposes and will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, subject to the discussions below regarding effectively connected income, backup withholding, and foreign accounts. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide us with a properly executed IRS Form W-8BEN (in the case of individuals) or IRS Form W-8BEN-E (in the case of entities), or other appropriate form, certifying the Non-U.S. Holder’s entitlement to benefits under that treaty. We do not intend to adjust our withholding unless such certificates are provided to us or our paying agent before the payment of dividends and are updated as may be required by the IRS. In the case of a Non-U.S. Holder that is an entity, Treasury Regulations and the relevant tax treaty provide rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends will be treated as paid to the entity or to those holding an interest in that entity. If a Non-U.S. Holder holds Class A common stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to such agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty and you do not timely provide the required certification, you may be able to obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.
We generally are not required to withhold tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains in the United States) if a properly executed IRS Form W-8ECI, stating that the dividends are so connected, is furnished to us (or, if our Class A common stock is held through a financial institution or other agent, to such agent). In general, such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates applicable to U.S. residents. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments. Non-U.S. Holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.
To the extent distributions on our Class A common stock, if any, exceed our current and accumulated earnings and profits, they will first reduce the Non-U.S. Holder’s adjusted basis in our Class A common stock, but not below zero, and then will be treated as gain to the extent of any excess amount distributed, and taxed in the same manner as gain realized from a sale or other disposition of Class A common stock as described in the next section.
Gain On Disposition of Our Class A Common Stock
Subject to the discussions below regarding backup withholding and foreign accounts, a Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our Class A common stock unless (a) the gain is effectively connected with a trade or business of such holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains in the United States), (b) the Non-U.S. Holder is a nonresident alien individual and is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or (c) we are or have been a “United States real property holding corporation” within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or such holder’s holding period in our Class A common stock. In general, we would be a United States real property holding corporation if the fair market value of our U.S. real property interests equals or exceeds 50% of the sum of the fair market value of our worldwide real property interests plus our other assets used or held for use in a trade or business. We believe that we have not been and we are not, and do not anticipate becoming, a United States real property holding corporation. Even if we are treated as a United States real property holding corporation, gain realized by a Non-U.S. Holder on a disposition of our Class A common stock will not be subject to U.S. federal income tax so long as (1) the Non-U.S. Holder owned, directly, indirectly, and constructively, no more than 5% of our Class A common stock at all times within the shorter of (i) the five-year period preceding the disposition or (ii) the holder’s holding period in our Class A common stock and (2) our Class A common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market. There can be no assurance that our Class A common stock will qualify as regularly traded on an established securities market. If any gain on your disposition is taxable because we are a United States real property holding corporation and your ownership of our Class A common stock exceeds 5%, you will be taxed on such disposition generally in the manner as gain that is effectively connected with the conduct of a U.S. trade or business (subject to the provisions under an applicable income tax treaty), except that the branch profits tax generally will not apply.
If you are a Non-U.S. Holder described in (a) above, you will be required to pay tax on a net income basis at the U.S. federal income tax rates applicable to U.S. Holders, and corporate Non-U.S. Holders described in (a) above may be subject to the additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are a Non-U.S. Holder described in (b) above, you will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on the net gain derived from the disposition, which gain may be offset by certain U.S.-source capital losses (even though you are not considered a resident of the United States), provided that the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses. Non-U.S. Holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.
Information Reporting Requirements and Backup Withholding
Information returns are required to be filed with the IRS in connection with distributions on our Class A common stock. Unless you comply with certification procedures to establish that you are not a U.S. person, information returns may also be filed with the IRS in connection with the proceeds from a sale or other disposition of our Class A common stock. You may be subject to backup withholding on payments on our Class A common stock or on the proceeds from a sale or other disposition of our Class A common stock unless you comply with certification procedures to establish that you are not a U.S. person or otherwise establish an exemption. Your provision of a properly executed applicable IRS Form W-8 certifying your non-U.S. status will permit you to avoid backup withholding. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
Foreign Account Tax Compliance Act
Sections 1471 through 1474 of the Code (commonly referred to as “FATCA”) impose a U.S. federal withholding tax of 30% on certain payments, including dividends paid on, and the gross proceeds of a disposition of, our Class A common stock paid to a foreign financial institution (as specifically defined by applicable rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). FATCA also generally imposes a federal withholding tax of 30% on certain payments, including dividends paid on, and the gross proceeds of a disposition of, our Class A common stock to a non-financial foreign entity unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding substantial direct and indirect U.S. owners of the entity. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. The withholding tax described above will not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from the rules.
The U.S. Treasury Department has released proposed regulations which, if finalized in their present form, would eliminate the federal withholding tax of 30% applicable to the gross proceeds of a disposition of our Class A common stock. In its preamble to such proposed regulations, the U.S. Treasury Department stated that taxpayers may generally rely on the proposed regulations until final regulations are issued. Non-U.S. Holders are encouraged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in our Class A common stock.
EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR CLASS A COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY RECENT OR PROPOSED CHANGE IN APPLICABLE LAW.

UNDERWRITING
We, the selling stockholders, and the underwriters named below have entered into an underwriting agreement with respect to the shares of Class A common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC is the representative of the underwriters.

Underwriters	Number of Shares of Class A common stock
Goldman Sachs & Co. LLC
Allen & Company LLC
J.P. Morgan Securities LLC
Citigroup Global Markets Inc.
HSBC Securities (USA), Inc.
Deutsche Bank Securities Inc.
UBS Securities LLC
Mizuho Securities USA LLC
CLSA Limited
Total
The underwriters are committed to take and pay for all of the shares of Class A common stock being offered by us and the selling stockholders, if any are taken.
CLSA Limited is not a broker-dealer registered with the Securities and Exchange Commission. CLSA Limited has agreed that it does not intend to, and will not, offer or sell any shares of our Class A common stock in the United States in connection with this offering.
We have not granted the underwriters an option to purchase additional shares of Class A common stock from us.
The following table shows the per share of Class A common stock and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders.
Paid by us

Per Share	$
Total	$
Paid by selling stockholders

Per Share	$
Total	$
Shares of Class A common stock sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares of Class A common stock sold by the underwriters to securities dealers may be sold at a discount of up to $          per share from the initial public offering price. After the initial offering of the shares of Class A common stock, the representative may change the offering price and the other selling terms. The offering of the shares of Class A common stock by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.
We, all of our directors, executive officers, and certain holders of our Class A common stock have entered into, or will enter into, lock-up agreements with the underwriters. The lock-up agreements will restrict our directors, executive officers, and certain holders of our Class A common stock from transferring shares of our Class A common stock and securities exercisable for or convertible into shares of our Class A common stock for a period of up to 180 days after the date of this prospectus, subject to certain exceptions, without the prior consent of Goldman Sachs & Co. LLC. Subject to compliance with Rule 144, shares of our Class A common stock as well as shares subject to outstanding options will be eligible for sale in the public market in the near future as set forth below, in accordance with the lock-up agreements:

Date Available for Sale in the Public Market	Condition	Number of Shares of Class A Common Stock Available for Sale
The sixth trading day following the date on the cover of this prospectus.
(a) The lock-up party was an employee of the Company (excluding officers of the Company who are subject to Section 16 of the Exchange Act and their affiliates) as of December 31, 2020 (collectively, the “Early Release Employee Group”) and (b) the closing price of the Class A common stock of the Company on the NYSE on the third trading day following the date on the cover of this prospectus equals or exceeds the initial public offering price of the shares to the public as set forth on the cover page of this prospectus (the “First Release Trigger”).

All outstanding shares held by the Early Release Employee Group as of February 26, 2021, including any shares held by any trust for the direct or indirect benefit of a lock-up party or of an immediate family member of the lock-up party, in each case to the extent received in their capacity as an employee of the Company. As of February 26, 2021, this represents an estimated 34.0 million shares.

The twelfth (12th) trading day following the date on the cover of this prospectus.
(a) The lock-up party was a selling stockholder under this registration statement (other than Mr. Kim and his affiliates) (collectively, the “Selling Stockholder Group”) and (b) the closing price of the Class A common stock on the NYSE equals or exceeds 133% of the initial public offering price of the shares to the public as set forth on the cover page of this prospectus for both of (i) at least 5 trading days in the 10-day trading day period ending on the tenth (10th) trading day following the date on the cover of this prospectus and (ii) the tenth (10th) trading day.

A number of shares equal to 33% of the number equal to (i) the outstanding shares held by the Selling Stockholder Group prior to the initial public offering and shares to be issued to the Selling Stockholder Group in connection with the conversion of convertible notes in connection with the this offering minus (ii) the number of shares sold by the Selling Stockholder Group in this offering. As of February 26, 2021, this represents an estimated 20.9 million shares (the “First Selling Stockholder Group Release Shares”).

Four trading days following the release of our first public release of quarterly financial results following the date on the cover of this prospectus.
(a) The lock-up party is a member of the Early Release Employee Group and (b) the closing price of the Class A common stock on the NYSE equals or exceeds the initial public offering price of the shares to the public as set forth on the cover page of this prospectus for both of (i) at least 5 trading days in the 10-day trading day period immediately prior to our first public release of quarterly financial results following the date on the cover of this prospectus and (ii) the first trading day immediately following the release of such financial results (such conditions set forth in (b), together, the “Third Release Trigger”).

All lock-up obligations with respect to the Early Release Employee Group end. As of February 26, 2021, this represents an estimated 24.6 million shares (not including the shares that released in connection with the First Release Trigger).

Four trading days following the release of our first public release of quarterly financial results following the date on the cover of this prospectus.	(a) The lock-up party is an officer of the Company who is subject to Section 16 of the Exchange Act (other than Mr. Kim and his affiliates) and (b) the Third Release Trigger has been satisfied.
A number of shares equal to 25% of the outstanding securities held by the officers of the Company subject to Section 16 of the Exchange Act (other than Mr. Kim and his affiliates) as of the date of the Company’s first public release of quarterly financial results following the date on the cover of this prospectus, including any shares held by any trust for the direct or indirect benefit of a lock-up party or of an immediate family member of the lock-up party, in each case to the extent received in their capacity as an employee of the Company. As of February 26, 2021, this represents an estimated 0.7 million shares.

The ninetieth (90th) calendar day following the date on the cover of this prospectus.
(a) The lock-up party is (i) a director of the Company, other than Mr. Kim or (ii) a stockholder of the Company who held preferred units of the Company prior to this offering and who is not a member of the Selling Stockholder Group ((i) and (ii) collectively, the “Other Investor Group”) and (b) the closing price of the Class A common stock on the NYSE equals or exceeds 133% of the initial public offering price of the shares to the public as set forth on the cover page of this prospectus for both of (x) at least 5 trading days in the 10-day trading day period ending on the eighty eighth (88th) calendar day following the date on the cover of this Prospectus and (y) the eighty eighth (88th) calendar day.

A number of shares equal to 10% of the outstanding shares held by the Other Investor Group prior to this offering and shares issued to the Other Investor Group in connection with the conversion of convertible notes in connection with this offering. As of February 26, 2021, this represents an estimated 128.6 million shares.

The second trading day following our public release of quarterly results for the second completed fiscal quarter following the date on the cover of this prospectus.	This represents the remainder of the securities.
Prior to the offering, there has been no public market for the shares of Class A common stock. The initial public offering price will be negotiated among us, the selling stockholders, and the underwriters. Among the factors to be considered in determining the initial public offering price of the shares of Class A common stock, in addition to prevailing market conditions, will be our historical performance, estimates of the business potential and our earnings prospects, an assessment of our management, and the consideration of the above factors in relation to market valuation of companies in related businesses.
We have been approved to list shares of our Class A common stock on the NYSE under the symbol “CPNG.”
In connection with the offering, the underwriters may purchase and sell shares of our Class A common stock in the open market. These transactions may include short sales, stabilizing transactions, and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases.
The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares of our Class A common stock sold by or for the account of such underwriter in stabilizing or short covering transactions.
Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of shares of our Class A common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our Class A common stock. As a result, the price of our Class A common stock may be higher than the price that otherwise might exist in the open market.

The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the NYSE, in the over-the-counter market, or otherwise.
This prospectus contains general information only and does not take account of the investment objectives, financial situation, or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives, and circumstances, and, if necessary, seek expert advice on those matters.
We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $13.5 million. We have agreed to reimburse the underwriters for expenses related to the clearance of this offering with the Financial Industry Regulatory Authority in an amount up to $35,000. The underwriters have agreed to reimburse us for certain expenses incurred by us in connection with this offering upon closing of this offering.
We, the selling stockholders, and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”).
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage, and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.
In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors, and employees may purchase, sell, or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps, and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas, and/or publish or express independent research views in respect of such assets, securities, or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities, and instruments. In addition, certain of the underwriters in this offering and/or their respective affiliates are expected to be lenders and, in some cases, agents or managers for the lenders, under our new revolving credit facility.
Republic of Korea
The shares of our Class A common stock have not been registered under the Financial Investment Services and Capital Markets Act of Korea. Accordingly, due to restrictions under and the requirements of the securities laws of the Republic of Korea, the shares of our Class A common stock are not being offered or sold and may not be offered or sold, and the registration statement of which this prospectus forms a part may not be circulated or distributed, directly or indirectly, in such jurisdiction. Persons located in or who are resident of such jurisdiction will not be permitted to acquire, directly or indirectly, any shares of our Class A common stock in this offering, except as permitted by law applicable to such person and full compliance with such law.
European Economic Area
In relation to each Member State of the European Economic Area (each a Relevant State), no shares of our Class A Common Stock have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another

Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that the shares may be offered to the public in that Relevant State at any time:
(a)to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;
(b)to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of representatives for any such offer; or
(c)in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of the shares shall require us or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to the shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
United Kingdom
No shares or our Class A common stock have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority, except that the shares may be offered to the public in the United Kingdom at any time:
(a)to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;
(b)to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or
(c)in any other circumstances falling within Section 86 of the FSMA, provided that no such offer of the shares shall require the Issuer or any Manager to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.
Canada
The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Hong Kong
The shares of Class A common stock may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to "professional investors" as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares of Class A common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.
Where the shares of Class A common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the shares of Class A common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.
Japan
The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended) (the “FIEA”). The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.
Switzerland
The shares of Class A common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this prospectus nor any other offering or marketing material relating to the offering, we or the shares of Class A common stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of shares of Class A common stock will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of shares of Class A common stock has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.
Dubai International Financial Centre
This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale.
Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Australia
No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.
Any offer in Australia of the shares of Class A common stock may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares of Class A common stock without disclosure to investors under Chapter 6D of the Corporations Act.
The shares of Class A common stock applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares of Class A common stock must observe such Australian on-sale restrictions.

LEGAL MATTERS
The validity of the shares of Class A common stock being offered by this prospectus will be passed upon for us by Cooley LLP, Palo Alto, California. Certain legal matters as to Korean law will be passed upon for us by Kim & Chang, Seoul, Korea. Latham & Watkins LLP, Menlo Park, California, is acting as counsel to the underwriters in connection with this offering.
EXPERTS
The financial statements as of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020 included in this prospectus have been so included in reliance on the report of Samil PricewaterhouseCoopers, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act of 1933, as amended, with respect to the shares of Class A common stock being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the Class A common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.
You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov.
Upon the completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, and we will file reports, proxy statements, and other information with the SEC. We also maintain a website at www.aboutcoupang.com, at which, following the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on or accessible through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

Report of Independent Registered Public Accounting Firm
To the Management Committee and Members of Coupang, LLC
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Coupang, LLC and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations and comprehensive loss, changes in redeemable convertible preferred units and members’ deficit and cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.
Change in Accounting Principle
As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Valuation of Derivative Instrument
As described in Notes 7 and 9 to the consolidated financial statements, the Company’s convertible notes contain embedded features that are required to be bifurcated and accounted for separately as a single, compound derivative instrument. During 2020, the Company recorded a gain from the revaluation of the derivative instrument of $149.8 million. The estimated fair value of the derivative instrument is determined by estimating the fair value of the Company’s convertible notes with and without the derivative instrument using discounted cash flow and option pricing models containing Level 3 unobservable inputs. The significant unobservable inputs used to calculate the estimated fair value of the derivative instrument are the discount rate and equity value.
The principal considerations for our determination that performing procedures relating to the valuation of the derivative instrument is a critical audit matter are there was significant judgment by management when determining the estimated fair value of the derivative instrument, which included the use of discounted cash flow and option pricing models and significant assumptions related to the discount rate and equity value; this in turn led to a high degree of auditor subjectivity and judgment to evaluate the audit evidence obtained related to the valuation, and the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, testing management’s process for developing the fair value of the derivative instrument; evaluating the appropriateness of the models used to estimate the fair value of the derivative instrument; testing the completeness, accuracy, and relevance of underlying data used in the models; and evaluating the significant assumptions used by management, including the discount rate and equity value. Professionals with specialized skill and knowledge were used to assist in the evaluation of management’s valuation models and the discount rate and equity value assumptions.

/s/ Samil PricewaterhouseCoopers
Seoul, Korea
February 12, 2021

We have served as the Company's auditor since 2014.

Coupang, LLC Consolidated Balance Sheets

(in thousands, except units)	December 31,
	2020	2019
Assets
Current assets:
Cash and cash equivalents	$1,251,455	$1,222,276
Restricted cash	144,949	144,112
Accounts receivable, net	71,257	63,852
Inventories	1,161,205	631,740
Other current assets	211,848	93,039
Total current assets	2,840,714	2,155,019

Long-term restricted cash	4,898	5,147
Property and equipment, net	1,010,964	529,023
Operating lease right-of-use assets	1,011,255	467,224
Finance lease right-of-use assets, net	6,983	7,085
Goodwill	4,247	3,991
Long-term lease deposits and other	188,271	62,365
Total assets	$5,067,332	$3,229,854

Liabilities, redeemable convertible preferred units and members’ deficit
Current liabilities:
Accounts payable	$2,907,918	$1,590,507
Accrued expenses	115,606	60,499
Deferred revenue	65,259	28,907
Short-term borrowings	156,678	323
Current portion of long-term debt	67,576	14,382
Current portion of long-term operating lease obligations	207,196	94,700
Current portion of long-term finance lease obligations	2,355	2,125
Other current liabilities	210,122	90,326
Total current liabilities	3,732,710	1,881,769

Long-term debt	353,342	269,949
Long-term operating lease obligations	859,477	391,186
Long-term finance lease obligations	5,198	4,957
Convertible notes	589,851	498,817
Derivative instrument	—	149,830
Defined severance benefits and other	130,005	97,704
Total liabilities	5,670,583	3,294,212

Commitments and contingencies (Note 10)
Redeemable convertible preferred units (no par value, 1,448,632,049 and 1,448,632,049 authorized, 1,372,898,443 and 1,372,898,443 issued, 1,329,464,982 and 1,348,312,997 outstanding, and aggregate liquidation preference of $3,584,028 and $3,586,951 as of December 31, 2020 and 2019, respectively)	3,465,611	3,468,554
Members’ deficit
Common units (no par value, 264,166,544 and 246,053,490 authorized, 114,566,705 and 78,502,273 issued, and 105,822,205 and 70,702,273 outstanding as of December 31, 2020 and 2019, respectively)	54,950	—
Additional paid-in capital	25,036	25,036
Accumulated other comprehensive income (loss)	(31,093)	7,642
Accumulated deficit	(4,117,755)	(3,565,590)
Total members’ deficit	(4,068,862)	(3,532,912)
Total liabilities, redeemable convertible preferred units and members’ deficit	$5,067,332	$3,229,854
The accompanying notes are an integral part of these consolidated financial statements.

Coupang, LLC Consolidated Statements of Operations and Comprehensive Loss

(in thousands, except per unit amounts)	Year Ended December 31,
	2020	2019	2018
Net retail sales	$11,045,096	$5,787,090	$3,799,129
Net other revenue	922,243	486,173	254,460
Total net revenues	11,967,339	6,273,263	4,053,589

Cost of sales	9,981,159	5,240,159	3,864,205
Operating, general and administrative	2,513,912	1,676,941	1,241,790
Total operating cost and expenses	12,495,071	6,917,100	5,105,995

Operating loss	(527,732)	(643,837)	(1,052,406)

Interest income	10,991	19,135	3,925
Interest expense	(107,762)	(96,907)	(70,949)
Other income, net	149,900	22,569	24,177
Loss before income taxes	(474,603)	(699,040)	(1,095,253)

Income tax expense (benefit)	292	(241)	2,279

Net loss	(474,895)	(698,799)	(1,097,532)
Less: premium on repurchase of redeemable convertible preferred units	(92,734)	(71,415)	—
Net loss attributable to common unitholders	$(567,629)	$(770,214)	$(1,097,532)

Net loss attributable to common unitholders per unit, basic and diluted	$(7.23)	$(11.14)	$(16.60)
Weighted average number of common units outstanding used in computing per unit amounts, basic and diluted	78,543	69,125	66,117

Pro forma net loss attributable to common stockholders per share, basic and diluted (unaudited)	$(0.37)
Pro forma weighted average number of shares of common stock outstanding used in computing per share amounts, basic and diluted (unaudited)	1,599,739

Other comprehensive income (loss):
Foreign currency translation adjustments, net of tax	(20,730)	3,299	12,354
Actuarial loss on defined severance benefits, net of tax	(18,005)	(9,011)	(2,569)
Total other comprehensive income (loss)	(38,735)	(5,712)	9,785
Comprehensive loss	$(513,630)	$(704,511)	$(1,087,747)
The accompanying notes are an integral part of these consolidated financial statements.

Coupang, LLC Consolidated Statements of Changes in Redeemable Convertible Preferred Units and Members’ Deficit

(in thousands)	Redeemable Convertible Preferred Units		Common Units		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Members' Deficit
	Units	Amount	Units	Amount
Balance at December 31, 2017	1,009,683	$1,477,654	62,515	$25,832	$25,036	$3,569	$(1,767,561)	$(1,713,124)
Net loss	—	—	—	—	—	—	(1,097,532)	(1,097,532)
Foreign currency translation adjustments, net of tax	—	—	—	—	—	12,354	—	12,354
Actuarial loss on defined severance benefits, net of tax	—	—	—	—	—	(2,569)	—	(2,569)
Issuance of common units, equity-based compensation plans	—	—	7,378	2,285	—	—	—	2,285
Issuance of preferred units, net of issuance costs	98,340	542,062	—	—	—	—	—	—
Equity-based compensation	—	—	—	26,260	—	—	—	26,260
Balance at December 31, 2018	1,108,023	$2,019,716	69,893	$54,377	$25,036	$13,354	$(2,865,093)	$(2,772,326)
Net loss	—	—	—	—	—	—	(698,799)	(698,799)
Foreign currency translation adjustments, net of tax	—	—	—	—	—	3,299	—	3,299
Actuarial loss on defined severance benefits, net of tax	—	—	—	—	—	(9,011)	—	(9,011)
Issuance of common units, equity-based compensation plans	—	—	8,609	7,133	—	—	—	7,133
Issuance of preferred units, net of issuance costs	264,875	1,509,245	—	—	—	—	—	—
Forward sale contract on preferred units	—	(31,820)	—	—	—	—	—	—
Repurchase of common units	—	—	(7,800)	(14,610)	—	—	—	(14,610)
Repurchase of preferred units	(24,585)	(28,587)	—	(69,717)	—	—	(1,698)	(71,415)
Equity-based compensation	—	—	—	22,817	—	—	—	22,817
Balance at December 31, 2019	1,348,313	$3,468,554	70,702	$—	$25,036	$7,642	$(3,565,590)	$(3,532,912)
Net loss	—	—	—	—	—	—	(474,895)	(474,895)
Foreign currency translation adjustments, net of tax	—	—	—	—	—	(20,730)	—	(20,730)
Actuarial loss on defined severance benefits, net of tax	—	—	—	—	—	(18,005)	—	(18,005)
Issuance of common units, equity-based compensation plans	—	—	35,800	28,613	—	—	—	28,613
Repurchase of common units	—	—	(680)	(1,366)	—	—	—	(1,366)
Repurchase of preferred units	(18,848)	(2,943)	—	(15,464)	—	—	(77,270)	(92,734)
Equity-based compensation	—	—	—	43,167	—	—	—	43,167
Balance at December 31, 2020	1,329,465	$3,465,611	105,822	$54,950	$25,036	$(31,093)	$(4,117,755)	$(4,068,862)
The accompanying notes are an integral part of these consolidated financial statements.

Coupang, LLC Consolidated Statements of Cash Flows

(in thousands)	Year Ended December 31,
	2020	2019	2018
Operating activities:
Net loss	$(474,895)	$(698,799)	$(1,097,532)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	127,519	70,908	53,616
Provision for severance benefits	71,328	43,159	30,853
Equity-based compensation	43,069	22,737	27,327
Paid-in-kind interest and accretion of discount on convertible notes	91,035	75,946	51,256
Revaluation of derivative instrument	(149,830)	36,782	(22,131)
Non-cash operating lease expense	154,739	84,559	—
Gain on forward sale contract	—	(35,670)	—
Non-cash others	55,176	31,233	36,413
Change in operating assets and liabilities:
Accounts receivable, net	(4,312)	(39,976)	19,974
Inventories	(504,294)	(279,015)	(159,671)
Other assets	(172,576)	(40,361)	(54,253)
Accounts payable	1,065,850	416,507	400,384
Accrued expenses	50,835	18,202	12,077
Deferred revenue	31,887	7,753	8,535
Other liabilities	(83,977)	(25,808)	(1,313)
Net cash provided by (used in) operating activities	301,554	(311,843)	(694,465)

Investing activities:
Purchases of property and equipment	(484,630)	(217,823)	(93,401)
Proceeds from sale of property and equipment	507	3,543	265
Other investing activities	(36,531)	(3,944)	1,302
Net cash used in investing activities	(520,654)	(218,224)	(91,834)

Financing activities:
Repurchase of common units and preferred units	(97,043)	(114,610)	—
Proceeds from issuance of common units and preferred units, net of issuance costs	28,613	1,516,378	548,197
Principal payment of finance lease liabilities	(1,854)	(1,832)	(4,541)
Proceeds from short-term borrowings	144,740	103,628	1,076,111
Proceeds from debt and convertible notes, net of issuance costs	142,170	28,771	506,794
Repayment of short-term borrowings	(2,983)	(346,349)	(883,609)
Repayment of debt	(35,141)	(1,882)	—
Net cash provided by financing activities	178,502	1,184,104	1,242,952
Effect of exchange rate changes on cash and cash equivalents and restricted cash	70,365	(22,412)	(17,122)
Cash, cash equivalents, and restricted cash:
Net increase in cash and cash equivalents, and restricted cash	29,767	631,625	439,531
Cash and cash equivalents, and restricted cash at beginning of the year	1,371,535	739,910	300,379
Cash and cash equivalents, and restricted cash at end of the year	$1,401,302	$1,371,535	$739,910
Supplemental disclosure of cash-flow information:
Cash paid for income taxes	$857	$2,540	$644
Cash paid for interest	$23,658	$19,064	$18,084
Non-cash investing and financing activities:
Non-cash additions of property and equipment in accounts payable and accrued expenses	$48,236	$28,785	$14,124
The accompanying notes are an integral part of these consolidated financial statements.

Coupang, LLC Notes to Consolidated Financial Statements
1.Description of the Company
Coupang, LLC (the “Parent”), together with its wholly-owned subsidiaries (collectively, the “Company,” “we,” or “our”), owns and operates an e-commerce business that currently serves the Korean retail market. Through the Company’s mobile applications and Internet websites, the Company offers products and services that span a wide range of categories, including home goods and décor, apparel, and beauty products, fresh food and grocery, sporting goods, electronics, restaurant order and delivery, travel and everyday consumables, which are offered through a fully integrated fulfillment and logistics infrastructure. The Company’s main operations, including procurement, marketing, technology, administrative functions, and fulfillment and logistics infrastructure are predominantly located in South Korea, with some support services performed in China and the United States.
2.Significant Accounting Policies
Basis of presentation and principles of consolidation
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), and include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated.
Use of estimates
The preparation of consolidated financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. On an ongoing basis, we evaluate our estimates, which include, but are not limited to, valuation of the derivative instrument, equity-based compensation, inventory valuation, income taxes, defined severance benefits, and revenue recognition. Actual results could differ materially from those estimates. We based our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Given the global economic climate and additional or unforeseen effects from the COVID-19 pandemic, these estimates become more challenging, and actual results could differ materially from these estimates.
Pro forma information (Unaudited)
The unaudited pro forma net loss per share attributable to common stockholders for the year ended December 31, 2020 gives effect to the following adjustments to the weighted average number of shares of common units outstanding using the as-converted method as if the conversion occurred on January 1, 2020: (i) the conversion of Coupang, LLC from Delaware limited liability company into a Delaware corporation pursuant to a statutory conversion, and the related automatic conversion of the outstanding common units, profits interests, and redeemable convertible preferred units into 1,413.2 million shares of Class A and Class B common stock immediately prior to the closing of a qualifying initial public offering (“IPO”); (ii) the automatic conversion of the Company’s outstanding convertible notes into 166.4 million shares of common stock, assuming the conversion of the principal and accrued interest on the convertible notes as of December 31, 2020; (iii) the vesting of the profits interests for which the accelerated vesting condition will be satisfied in connection with an IPO of 13.6 million shares; and (iv) the conversion of our outstanding restricted equity units (“REUs”) into restricted stock units (“RSUs”) and the issuance of 6.6 million shares of common stock upon the vesting of RSUs for which the service-based

Coupang, LLC Notes to Consolidated Financial Statements
vesting condition was satisfied as of December 31, 2020 and for which the satisfaction of the performance-based liquidity event vesting condition will be satisfied in connection with an IPO.
The unaudited pro forma net loss per share attributable to common stockholders for the year ended December 31, 2020 gives effect to the following adjustments to net loss attributable to common unitholders to: (i) remove the premium on repurchase of redeemable convertible preferred units (ii) remove interest expense and amortization of the debt discount and issuance costs for the convertible notes; (iii) remove the gain resulting from the remeasurement of the embedded derivatives related to the convertible notes; and (iv) include the equity-based compensation expense associated with profits interests (which includes accelerated vesting conditions that will be satisfied in connection with an IPO) and REUs (for which the service-based vesting condition was satisfied and the qualifying performance-based liquidity event vesting condition will be satisfied in connection with an IPO).
The shares of common stock expected to be issued and the related net proceeds expected to be received in connection with the contemplated IPO are excluded from the pro forma information.
The liquidation and dividend rights are identical among Class A and Class B common stock, and all classes of common stock share equally in the Company’s earnings and losses. Accordingly, pro forma net loss per share has been presented as a single class.
Segment information
During 2020, the Company made changes to how the Chief Operating Decision Maker (“CODM”) manages resource allocations and assesses performance. As a result of this change, the financial information that the CODM reviews is presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. As such, the Company has determined that it operates in one operating segment and one reportable segment.
Foreign currency translation
The functional currency of the Parent and reporting currency for the Company is the United States dollar (“US dollar”). The Korean Won is the local and functional currency for the Company’s Korean subsidiary, Coupang Corp., which is the primary operating subsidiary of the Company. The other subsidiaries predominantly utilize their local currencies as their functional currencies. Assets and liabilities of each subsidiary are translated into US dollars at the exchange rate in effect at the end of each period. Revenue and expenses for these subsidiaries are translated into US dollars using average rates that approximate those in effect during the period. Translation adjustments are included in ‘Accumulated other comprehensive income (loss),” a separate component of members’ deficit and in the “Effect of exchange rate changes on cash and cash equivalents, and restricted cash” in the consolidated statements of cash flows.
Transaction gains and losses are included in “Other income, net” in the consolidated statements of operations and comprehensive loss.
Cash and cash equivalents
Cash and cash equivalents are short-term, highly liquid investments with original maturities of three months or less from the date of purchase and are mainly comprised of bank deposits and commercial paper.

Coupang, LLC Notes to Consolidated Financial Statements
Restricted cash
Restricted cash primarily consists of certain cash on deposit pledged as collateral for potential refunds on transactions with customers or future payments to suppliers, as well as cash on deposit designated for interest and principal debt repayments. Restricted cash with remaining restrictions of one year or less are classified as current on the consolidated balance sheets.
Accounts receivable, net
Accounts receivable, net are stated at their carrying value, net of allowance for credit losses based on lifetime expected losses. Accounts receivable balances are primarily trade receivables due from payment gateway providers relating to sales processed for the Company’s online business, as well as receivables from advertising activities, net of estimated allowances for credit losses. The Company estimates the allowance for credit losses based upon historical experience, the age and delinquency rates of receivables and the credit quality of the customers, as well as economic and regulatory conditions combined with reasonable and supportable management forecasts of collectibility and other economic factors over the lifetime of the receivables. The Company writes off accounts against the allowance for credit losses when they are deemed to be uncollectible. The allowance amounts were immaterial for all periods presented.
Inventories
The Company’s inventories, which consist of products available for sale, are accounted for using the weighted average cost method, and are stated at the lower of cost or net realizable value. This valuation requires management judgments, based on currently available information, about the likely method of disposition, such as through sales to individual customers, returns to product suppliers, or liquidations, and expected recoverable values of separate inventory categories.
Property and equipment, net
Property and equipment are stated at historical cost, less accumulated depreciation. Property and equipment include buildings and structures, land, leasehold improvements, furniture, internal-use software, vehicles, information technology equipment, heavy equipment, and other fulfillment equipment. Depreciation and amortization is calculated on a straight-line basis over the estimated useful lives of the following asset categories:

Asset Category	Useful life
Buildings	40 years
Structures	20 years
Equipment and furniture	2-6 years
Vehicles	4-6 years
Software	3-4 years
Leasehold improvements	Lesser of useful life or remaining lease term
Depreciation and amortization expense is classified within the corresponding operating expense categories on the consolidated statements of operations and comprehensive loss. Maintenance and repairs are charged to operating expenses as incurred.
Software development costs
Software costs are attributable to the development, maintenance and enhancement of the infrastructure, applications, and other systems that relate to the Company’s ordinary course of business.

Coupang, LLC Notes to Consolidated Financial Statements
The Company does not have software related to products to be sold, leased, or marketed to external users. The Company expenses all costs incurred in connection with the preliminary phases of development and costs associated with the maintenance of existing websites, applications, and other internal-use software. Costs incurred in the development phase are capitalized and amortized on a straight-line basis over the estimated product life. Software costs capitalized were not significant for the periods presented.
In addition, the Company enters into arrangements to access software, hosted by third parties, through the cloud. The Company applies the requirements for capitalizing costs to develop or obtain internal-use software for capitalizing implementation costs incurred in cloud computing arrangements.
Leases
We account for leases in accordance with Accounting Standards Codification (“ASC”) Topic 842, Leases, which we adopted on January 1, 2019. The Company determines if an arrangement is or contains a lease at contract inception. Leases with contractual terms greater than twelve months are classified as either operating or finance. Leases with an initial contractual term of twelve months or less are not recorded on the consolidated balance sheets and are expensed on a straight-line basis over the lease term. When the Company has the option to extend the term or terminate the lease before the contractual expiration date, and it is reasonably certain that it will exercise the option, the Company considers these options in determining the lease term.
For operating leases, expense is recognized on a straight-line basis over the lease term. For finance leases, interest expense on the lease liability is recognized using the effective interest method and amortization of the right-of-use (“ROU”) asset is recognized on a straight-line basis over the shorter of the estimated useful life of the asset or the lease term. The Company’s leases may include variable payments based on measures that include, but are not limited to, changes in price indices or market rates, which are expensed as incurred. When available, the Company uses the rate implicit in the lease to discount lease payments to present value; however, most of its leases do not provide a readily determinable implicit rate. Therefore, the Company estimates its incremental borrowing rate to discount the lease payments based on information available at lease commencement. The Company’s incremental borrowing rate is based on a credit-adjusted risk-free rate at commencement date, which best approximates a secured rate over a similar term of lease.
Lease obligations are recognized at the present value of the fixed lease payments, reduced by landlord incentives using a discount rate based on the Company’s incremental borrowing rate. Lease ROU assets are recognized based on the initial present value of the fixed lease payments, reduced by landlord incentives, plus any direct costs from executing the leases or lease prepayments.
Operating lease ROU assets are presented as “Operating lease right-of-use assets” on the consolidated balance sheets. The current portion of operating lease liabilities is presented as “Current portion of long-term operating lease obligations” and the long-term portion is presented separately as “Long-term operating lease obligations” on the consolidated balance sheets. Finance lease ROU assets are presented as “Finance lease right-of-use assets, net” on the consolidated balance sheets. The current portion of finance lease liabilities is presented as “Current portion of long-term finance lease obligations” and the long-term portion is presented as “Long-term finance lease obligations” on the consolidated balance sheets.
Goodwill
Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations. The Company tests goodwill for impairment annually, or when indications of

Coupang, LLC Notes to Consolidated Financial Statements
potential impairment exist. The Company monitors the existence of potential impairment indicators throughout the fiscal year.
In testing goodwill for impairment, the Company may elect to utilize a qualitative assessment to evaluate whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If management determines, after performing an assessment based on the qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, then a quantitative goodwill impairment test is performed. The quantitative goodwill testing involves comparing the reporting unit’s fair value to the carrying value. If the carrying value amount of the reporting unit exceeds the fair value an impairment is recorded equal to the amount of the excess not to exceed the amount of reporting unit goodwill. No goodwill impairment was recorded for the years ended December 31, 2020, 2019 and 2018, and the Company has not recognized any prior goodwill impairment charges. Changes in the goodwill balance relate to foreign currency translation adjustments.
Impairment of long-lived assets
Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Conditions that may necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or any other significant adverse change that would indicate that the carrying amount of an asset or group of assets may not be recoverable. Impairment losses are recorded if the asset’s carrying value is not recoverable through its undiscounted future cash flows. Impairment losses are measured based upon the difference between the carrying amount and estimated fair value of the related asset or asset group. No impairment losses were recorded for the years ended December 31, 2020, 2019 and 2018.
Fair value of financial instruments
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:
Level 1 – Valuation based on observable inputs that reflect quoted prices for identical assets or liabilities in active markets.
Level 2 – Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3 – Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.
The Company’s primary financial instruments include cash equivalents, restricted cash, accounts receivable, accounts payable, short-term borrowings, long-term debt, and its derivative instrument. The carrying amounts for cash and cash equivalents, restricted cash, accounts receivable, accounts payable, short-term borrowings, and accrued expenses approximate fair value due to their short maturities. Refer to Note 7 — "Fair Value Measurement" for further information.

Coupang, LLC Notes to Consolidated Financial Statements
Defined severance benefits
The Company accrues severance benefits for employees of its Korean subsidiaries. Pursuant to the Employee Retirement Benefit Security Act of Korea, eligible employees with one or more years of service are entitled to severance payments upon the termination of their employment based on their length of service and pay rate.
The Company recognizes the defined severance benefits obligation in the consolidated balance sheets with a corresponding adjustment to operating expenses and accumulated other comprehensive income (loss). The obligations are measured annually, or more frequently if there is a remeasurement event, based on the Company’s measurement date utilizing various actuarial assumptions and methodologies. The Company uses certain assumptions including, but not limited to, the selection of the: (i) discount rate; (ii) expected salary increases; and (iii) certain employee-related factors, such as turnover, retirement age and mortality. The Company periodically reviews its actuarial assumptions and makes modifications to the assumptions based on current rates and trends when appropriate.
Income taxes
The Parent is a “flow-through” entity for tax purposes. As such, U.S. federal and state income taxes on net domestic taxable earnings are the obligation of the Parent’s members. Accordingly, no provision for U.S. income taxes has been made in the accompanying consolidated financial statements. In contrast to the Parent, the Parent’s domestic and foreign subsidiaries are taxable entities. Income taxes incurred by these subsidiaries are recorded in income tax expense (benefit) in the accompanying consolidated statements of operations and comprehensive loss.
Deferred income taxes of the Company’s taxable consolidated subsidiaries are determined under the asset and liability method, under which deferred tax assets and liabilities are calculated based upon the temporary differences between the financial statement carrying amounts and income tax bases of the subsidiaries’ assets and liabilities using currently enacted tax rates. The Company’s deferred tax assets are recorded net of a valuation allowance when, based on the weight of available evidence, it is more likely than not that all or some portion of the recorded deferred tax assets will not be realized in future periods. Decreases to the valuation allowance are recorded as reductions to the Company’s income tax expense and increases to the valuation allowance result in additional expense for income taxes.
Revenue recognition
The Company recognizes revenue on the amount of expected consideration it will receive, which incorporates reductions for estimated returns, promotional discounts, and earned loyalty rewards. Revenue excludes amounts collected on behalf of third parties, such as value added taxes. Historical experience is used to estimate returns at the time of sale at a portfolio level using the expected value method. The Company includes these amounts in its transaction price to the extent it is probable that a significant reversal of revenue will not occur and updates as additional information becomes available. For revenue contracts with multiple performance obligations, the transaction price is allocated to each performance obligation using the relative stand-alone selling price. The Company primarily determines stand-alone selling prices based on the prices charged to customers.
Net retail sales
Retail sales are earned from the Company’s online product sales to consumers. Retail revenue is recognized when control of the goods is transferred to the customer, which occurs upon delivery to the customer.

Coupang, LLC Notes to Consolidated Financial Statements
Net other revenue
Net other revenue includes commissions earned from merchants that sell their products through the Company’s online business. The Company is not the seller of record in these transactions, nor does it take possession of the related inventory. Although the Company processes and collects the entire amount of these transactions, it records revenue on the net commission because it is acting as an agent. The revenue is recognized when the order is completed and transmitted to the third-party merchant.
Net other revenue also includes consideration from online restaurant ordering and delivery services, performed by the Company, as well as advertising services provided on the Company’s website and mobile applications. Revenues from online restaurant ordering and delivery are recognized when the Company delivers the order to the customer. Advertising revenue is recognized as ads are delivered over a period of time or based on number of clicks and impressions.
The Company offers a subscription service to its Rocket WOW membership program, which provides customers with access to benefits such as access to Rocket Fresh, no minimum spend for Rocket Delivery and free shipping on returns. Subscription benefits represent a single, stand-ready obligation and revenue from subscription fees are recognized over the subscription period.
Deferred revenue
Deferred revenue primarily relates to retail sales and is recorded when payments are received in advance of delivery to customers. Deferred revenue is generally recognized as revenue in the following month when delivery is made to customers.
Discount coupons and loyalty rewards
For discount coupons or loyalty rewards offered as part of revenue transactions, the Company defers a portion of the revenue based on the estimated standalone selling price of the discount coupons or loyalty rewards earned and recognizes the revenue as they are redeemed in future transactions or when they expire. Discount coupons and loyalty rewards expire after six months and are generally redeemed within six months from issuance and therefore, breakage is not significant. The Company also issues discount coupons or loyalty rewards that are not earned in conjunction with the purchase of a product as part of its marketing activities. This is not a performance obligation and is recognized as a reduction of the transaction price when rendered by the customer.
Cost of sales
Cost of sales are primarily comprised of the purchase price of products sold to customers where the Company records revenue gross, and includes logistics center costs. Inbound shipping and handling costs to receive products from suppliers are included in inventory and recognized in cost of sales as products are sold. Additionally, cost of sales includes outbound shipping and logistics related expenses, primarily where the Company is the delivery service provider, as well as depreciation and amortization.
Operating, general and administrative expenses
Operating, general and administrative expenses include all operating costs of the Company, excluding cost of sales, as described above. More specifically, these expenses include costs incurred in operating and staffing the Company’s fulfillment centers (including costs attributable to receiving, inspecting, picking, packaging, and preparing customer orders), customer service related costs, payment processing fees, costs related to the design, execution and maintenance of the Company’s technology infrastructure and online offerings, advertising costs, general corporate function costs, and depreciation

Coupang, LLC Notes to Consolidated Financial Statements
and amortization. Advertising expenses were $128.0 million, $251.7 million and $138.4 million for the years ended December 31, 2020, 2019 and 2018, respectively.
Payment from suppliers
The Company receives consideration from suppliers for various programs, including rebates, incentives, and discounts, as well as advertising services provided on its website and mobile applications. The Company generally records these amounts received from suppliers to be a reduction of the prices the Company pays for their goods, and a subsequent reduction in cost of sales as the inventory is sold.
Equity-based compensation
The Company accounts for equity-based employee compensation arrangements in accordance with US GAAP which requires compensation expense for the grant-date fair value of equity-based awards to be recognized over the requisite service period. The Company determines the fair value of equity-based awards granted or modified on the grant date or modification date using appropriate valuation techniques. Forfeitures are estimated using historical experience at the time of grant and revised in subsequent periods if actual forfeitures differ from initial estimates.
Unit options
The Company has granted unit options that vest over a service period of generally four years. The grant date fair value of the unit option award, net of estimated forfeitures, is recognized as expense using graded vesting attribution over the requisite service period. The Company estimates the fair value of unit options granted using the Black-Scholes option-pricing model, which requires the input of subjective assumptions, including the expected term of the award, volatility, dividend yield, risk-free interest rate, exercise price, and per unit fair value of common units. The Company calculates the expected term using the simplified method for option awards, generally calculated as the midpoint of the unit options’ vesting term and contractual expiration period, as management does not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior. The Company uses the historical volatility of stock prices of similar publicly traded peer companies as the Company does not have publicly available unit information. The risk-free interest rate is based on the yield available on U.S. Treasury zero-coupon issues similar in duration to the expected term of the award. The assumptions used to determine the fair value of the option awards represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment.
Restricted equity units
The Company has granted REUs that vest upon the satisfaction of both a service-based condition and a performance condition. The performance condition of the REUs is satisfied upon the earlier of six months following the effective date of an initial public offering or a change in control, as defined in the Company’s Third Amended and Restated 2011 Equity Incentive Plan. The grant date fair value of the REUs, net of estimated forfeitures, is recognized as expense over the requisite service period using a graded vesting attribution only when the performance condition is probable of occurring. As of December 31, 2020, the Company had not recognized equity-based compensation expense for the REUs as the satisfaction of the performance condition was not probable. Upon satisfaction of the performance condition, the Company will immediately record cumulative equity-based compensation expense for the awards that have met the service-based vesting condition. The fair value of the REUs are estimated based on the fair market value of the Company’s common units on the date of grant.

Coupang, LLC Notes to Consolidated Financial Statements
Profits interests
The Company has granted profits interests (“PIUs”) which vest upon the satisfaction of a service-based condition. The grant date fair value of the PIUs, net of estimated forfeitures, is recognized as expense using graded vesting attribution over the requisite service period. The fair value of the PIUs is primarily estimated based on the fair market value of the Company’s common units on the date of grant.
Fair value of common units
The fair value of the Company’s common units are estimated as there is not an active market for these units. Factors taken into consideration in assessing the fair value of the Company’s common units include: the sale of the Company’s shares to investors in private offerings, the preferences held by redeemable convertible preferred unit classes in favor of common units, the Company’s historical operating performance, the lack of liquidity of common units, market and economic trends, and valuations from an independent third-party valuation firm, amongst other factors.
Concentration of credit risk
Cash and cash equivalents, restricted cash and accounts receivable are potentially subject to concentration of credit risk. Cash, cash equivalents, and restricted cash are placed with several financial institutions that management believes are of high credit quality, of which 89% are held at five financial institutions. The Company’s gross accounts receivable include amounts concentrated with three payment gateway companies representing 56% and 63% of gross accounts receivable at December 31, 2020 and 2019, respectively.
Derivative instrument
The Company’s convertible notes contain certain embedded features that meet the requirements for separate accounting, which are accounted for as a single, compound derivative instrument (the “derivative instrument”). The derivative instrument is recorded at fair value at inception and remeasured to fair value at each consolidated balance sheet date, with changes in fair value recognized in the consolidated statements of operations and comprehensive loss within “Other income, net.”
Net loss attributable to common unitholders
In periods when we have net income, we compute basic and diluted net loss per share in conformity with the two-class method required for participating securities. The undistributed earnings are allocated between common units and participating securities as if all earnings had been distributed during the period presented. We consider all series of redeemable convertible preferred units to be participating securities as the holders of such stock are entitled to receive noncumulative dividends on a pari passu basis in the event that a dividend is paid on common units. The holders of redeemable convertible preferred units do not have a contractual obligation to share in losses. As such, the Company’s net losses in all the periods presented were not allocated to these participating securities.
Basic net loss attributable to common unitholders per unit is computed by dividing the net loss attributable to common unitholders by the weighted average number of common units outstanding for the period. Diluted net loss attributable to common unitholders per unit is the same as basic loss attributable to common unitholders per unit since dilutive common units are not assumed to have been issued if their effect is anti-dilutive. Potentially dilutive securities such as redeemable convertible preferred units, unvested equity awards and convertible notes (as defined in Note 9 — "Convertible Notes and Derivative Instrument") are excluded from the computation of diluted net loss per unit as their effect is anti-dilutive for all periods presented.

Coupang, LLC Notes to Consolidated Financial Statements
Recent accounting pronouncements adopted
In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurements of Credit Losses on Financial Instruments” that requires financial assets carried at amortized cost basis to be presented at the net amount expected to be collected based on historical experience, current conditions and forecasts. Further, credit losses on available-for-sale debt securities should be recorded through an allowance for credit losses limited to the amount by which fair value is below amortized cost. The Company adopted this ASU on January 1, 2020 on a modified retrospective basis. The adoption of this ASU did not have a material impact on our consolidated financial statements.
In August 2018, the FASB issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement” that modifies the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement to add, remove, and modify fair value measurement disclosure requirements. This ASU is effective for fiscal years beginning after December 15, 2019. The Company adopted this ASU prospectively on January 1, 2020. The adoption of the ASU did not have a material impact on our consolidated financial statements.
In August 2018, the FASB issued ASU No. 2018-15, “Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract.” These amendments align the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contact with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). The accounting for the service element of a hosting arrangement that is a service contract is not affected by these amendments. The Company adopted this ASU on January 1, 2020 prospectively. The adoption of the ASU did not have a material impact on our consolidated financial statements.
In August 2018, the FASB issued ASU No. 2018-14, “Compensation—Retirement Benefits—Defined Benefit Plans (Subtopic 715-20)” that modifies the disclosure requirements for employers that sponsor defined benefit pension or other postretirement plans. This standard is effective for fiscal years ending after December 15, 2020, for public companies, with early adoption permitted. The Company adopted this ASU prospectively on January 1, 2020. The adoption of the ASU did not have a material impact on our consolidated financial statements.
Recent accounting pronouncements yet to be adopted
In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes,” which removes certain exceptions for performing intraperiod allocation, recognizing deferred taxes for investments, and calculating income taxes in interim periods. The guidance reduces complexity in certain areas, including franchise taxes that are partially based on income and accounting for tax law changes in interim periods. This ASU effective for fiscal years beginning after December 15, 2020, for public companies, with early adoption permitted. The Company does not expect this ASU to have a material impact on our consolidated financial statements.

Coupang, LLC Notes to Consolidated Financial Statements
In August 2020, the FASB issued ASU 2020-06, “Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity's Own Equity (Subtopic 815-40).” The standard reduces the number of models used to account for convertible instruments, amends diluted EPS calculations for convertible instruments, and amends the requirements for a contract (or embedded derivative) that is potentially settled in an entity's own shares to be classified in equity. The amendments add certain disclosure requirements to increase transparency and decision-usefulness about a convertible instrument's terms and features. Under the amendment, the Company must use the if-converted method for including convertible instruments in diluted EPS as opposed to the treasury stock method. The standard is effective for annual reporting periods beginning after December 15, 2021. For public companies, early adoption is allowed under the standard with either a modified retrospective or full retrospective method. The Company is currently evaluating this guidance to determine the impact to our consolidated financial statements.
3.Total Net Revenues
Details of total net revenues for the years ended December 31, 2020, 2019 and 2018 are as follows (in thousands):

Total Net Revenues:	2020	2019	2018
Net retail sales	$11,045,096	$5,787,090	$3,799,129
Third-party merchant services	789,557	440,845	251,573
Other revenue	132,686	45,328	2,887
Total	$11,967,339	$6,273,263	$4,053,589
This level of revenue disaggregation takes into consideration how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. Net retail sales are recognized from online product sales to consumers. Third-party merchant services represent commissions, advertising, and delivery fees earned from merchants that sell their products through the Company’s online business. Other revenue includes revenue earned from our various other offerings.
Contract liabilities consist of deferred revenue and liabilities from customer loyalty credits, which are included in accrued expenses in the consolidated balance sheets. The Company recognized revenue of $28.9 million, $22.7 million and $14.8 million for the years ended December 31, 2020, 2019 and 2018, respectively, which were included in deferred revenue on the consolidated balance sheets as of the beginning of the respective years. Revenue recognized for the years ended December 31, 2020, 2019 and 2018 from customer loyalty program liabilities as of the beginning of the respective years was not material.

Coupang, LLC Notes to Consolidated Financial Statements
4.Property and Equipment, net
The following summarizes the Company’s property and equipment, net as of December 31, 2020 and 2019 (in thousands):

Property and Equipment, net:	2020	2019
Land	$142,403	$94,125
Buildings	180,227	169,362
Structures	1,302	2,588
Equipment and furniture	472,024	287,869
Leasehold improvements	172,864	70,768
Vehicles	156,235	56,322
Software	48,136	22,547
Construction in progress	169,789	30,285
	1,342,980	733,866
Less: Accumulated depreciation and amortization	(332,016)	(204,843)
Total	$1,010,964	$529,023
Depreciation and amortization expense for the years ended December 31, 2020, 2019 and 2018 were $126.0 million, $69.4 million and $53.4 million, respectively.
Property and equipment under construction, which primarily consists of construction of fulfillment centers, is recorded as construction in progress until it is ready for its intended use; thereafter, it is transferred to the related class of property and equipment and depreciated over its estimated useful life.
5.Leases
The Company is obligated under finance leases covering certain vehicles, equipment, and facilities that expire at various dates during the next six years, as well as operating leases primarily for vehicles, equipment, warehouses, and facilities that expire over the next eleven years. These leases generally contain renewal options for periods ranging from three months to two years. Because the Company is not reasonably certain to exercise these renewal options, or the renewal option is not solely within the Company’s discretion, the options are not considered in determining the lease term, and the associated potential option payments are excluded from expected minimum lease payments. The Company’s leases generally do not include termination options for either party or restrictive financial or other covenants.

Coupang, LLC Notes to Consolidated Financial Statements
The components of lease cost for the years ended December 31, 2020 and 2019 were as follows (in thousands):

Leases:	2020	2019
Operating lease cost	$196,936	$103,413
Finance lease cost:
Amortization of right-of-use assets	1,526	1,563
Interest on lease liabilities	726	534
Total finance lease cost	2,252	2,097
Variable lease cost	1,484	83
Short-term lease cost	22,673	28,197
Total lease cost	$223,345	$133,790
Finance lease right-of-use assets and accumulated amortization reported on the consolidated balance sheets as of December 31, 2020 and 2019 were as follows (in thousands):

	2020	2019
Finance lease right-of-use assets	$10,589	$9,250
Accumulated amortization	(3,606)	(2,165)
Finance lease right-of-use assets, net	$6,983	$7,085
Supplemental information related to leases as of December 31, 2020 and 2019 (in thousands):

	2020	2019
Supplemental disclosure of cash-flow information:
Cash paid for the amount used to measure the operating lease liabilities	$156,675	$84,305
Cash paid for the amount used to measure the finance lease liabilities	$2,560	$2,365
ROU assets obtained in exchange for lease obligations:
Operating leases	$613,517	$407,503
Finance leases	$2,385	$6,662
Reductions to ROU assets resulting from remeasurements to lease obligations:
Operating leases	$7,793	$7,455
Finance leases	$1,489	$2,159
Weighted average remaining lease term:
Operating leases	6.2 years	6.3 years
Finance leases	1.2 years	2.4 years
Weighted-average discount rate:
Operating leases	5.88%	5.83%
Finance leases	9.61%	9.03%
Amounts disclosed for ROU assets obtained in exchange for lease obligations include amounts added to the carrying amount of ROU assets resulting from lease modifications and reassessments, and new leases.

Coupang, LLC Notes to Consolidated Financial Statements
As of December 31, 2020, the Company had entered into leases that have not commenced with future minimum lease payments of $579.8 million, that have not been recognized on the Company's consolidated balance sheet. These leases have non-cancellable lease terms of 2 to 11 years.
Amortization of assets held under capital leases is included in depreciation expense. Minimum rental payments under operating leases are recognized on a straight-line basis over the term of the lease including any periods of free rent. The following table represents rental expense for operating leases including minimum and contingent rentals in the consolidated statements of operations and comprehensive loss during 2018 (in thousands):

2018
Cost of sales	$16,469
Operating, general and administrative	65,623
Total	$82,092
Prior to the adoption of Leases (Topic 842), future minimum payments for noncancelable operating leases as of December 31, 2018 were as follows (in thousands):

Operating lease
2019	$68,436
2020	46,463
2021	36,188
2022	19,522
2023 and thereafter	12,312
Total	$182,921
6.Other Income, net
Other income, net for the years ended December 31, 2020, 2019 and 2018 consists of the following (in thousands):

Other Income, net:	2020	2019	2018
Revaluation of derivative instrument gain (loss)	$149,830	$(36,782)	$22,131
Foreign currency gains	2,442	23,283	2,183
Gain on forward sale contract	—	35,670	—
Gain (loss) on disposal of property and equipment	(2,372)	398	(137)
Total	$149,900	$22,569	$24,177

Coupang, LLC Notes to Consolidated Financial Statements
7.Fair Value Measurement
The following table summarizes the Company's financial assets and financial liabilities that are measured at fair value on a recurring basis (in thousands):

	December 31, 2020
	Level 1	Level 2	Level 3	Total
Financial assets:
Cash and cash equivalents
Money market trust	$629,393	$—	$—	$629,393
Money market funds	35,641	—	—	35,641
Restricted cash
Time deposit	144,949	—	—	144,949
Other current assets
Time deposit	18,382	—	—	18,382
Long-term restricted cash
Time deposit	4,898	—	—	4,898
Total financial assets	$833,263	$—	$—	$833,263

Financial liabilities:
Derivative instrument	—	—	—	—
Total financial liabilities	$—	$—	$—	$—

	December 31, 2019
	Level 1	Level 2	Level 3	Total
Financial assets:
Cash and cash equivalents
Money market trust	$167,564	$—	$—	$167,564
Money market funds	644,558	—	—	644,558
Restricted cash
Time deposit	144,112	—	—	144,112
Other current assets
Time deposit	4,405	—	—	4,405
Long-term restricted cash
Time deposit	5,147	—	—	5,147
Total financial assets	$965,786	$—	$—	$965,786

Financial liabilities:
Derivative instrument	$—	$—	$149,830	$149,830
Total financial liabilities	$—	$—	$149,830	$149,830

Coupang, LLC Notes to Consolidated Financial Statements
The following table summarizes information about the significant unobservable inputs used in the fair value measurement of the Company’s derivative instrument (in thousands):

	December 31, 2020
	Fair Value	Valuation Technique	Unobservable Inputs	Input Amount
Derivative instrument	$—	Valuation of convertible notes with and without the derivative instrument. Incorporates a discounted cash flow model and option pricing model.	Discount rate	14%
			Equity value: Long-term revenue growth rate	3.5%
			Equity value: Revenue market multiple	1.3x - 1.5x

	December 31, 2019
	Fair Value	Valuation Technique	Unobservable Inputs	Input Amount
Derivative instrument	$149,830	Valuation of convertible notes with and without the derivative instrument. Incorporates a discounted cash flow model and option pricing model.	Discount rate	16%
			Equity value: Long-term revenue growth rate	3.5%
			Equity value: Revenue market multiple	0.9x
The Company’s long-term debt is recorded at amortized cost. The fair value is estimated using Level 2 inputs based on the Company’s current interest rate for similar types of borrowing arrangements.
8.Short-Term Borrowings and Long-Term Debt
Details of carrying amounts of short-term borrowings as of December 31, 2020 and 2019 are as follows (in thousands):

	Interest rate (%)	Borrowing Limit
Maturity Date			2020	2019
June 22, 2020	4.70	$864	$—	$323
January 08, 2021	CD interest rate (91 Days) + 3.25	137,868	137,868	—
December 06, 2021 – December 14, 2021	4.00	36,764	19,117	—
Total principal short-term borrowings		175,496	156,985	323
Less: unamortized discounts			(307)
Total short-term borrowings		$175,496	$156,678	$323
The Company’s short-term borrowings generally include lines of credit with financial institutions to be drawn upon for general operating purposes.

Coupang, LLC Notes to Consolidated Financial Statements
In December 2019, the Company entered into a one year revolving facility agreement, secured by the Company’s inventories. As of December 31, 2020, the $137.9 million revolving facility was secured by $989.6 million of the Company’s inventories. The revolving facility expires in January 2021 with an option that allows the Company to extend the maturity of the borrowing facility for an additional 364 days from the termination date. The Company exercised this option in January 2021. The revolving facility bears interest at the average of final quotation yield rates for 91 day KRW-denominated bank certificate of deposit (“CD rate”) plus 3.25%, and has a commitment fee of 0.75% on the undrawn portion. Under the facility agreement, Coupang Corp., one of the Company’s wholly-owned subsidiaries, is restricted from loaning money to the Parent.
Details of carrying amounts of long-term debt as of December 31, 2020 and 2019 were as follows (in thousands):

		Borrowing Limit
Maturity Date	Interest rate (%)		2020	2019
July 21, 2021 ~ September 21, 2022 (*1)	3.20 – 5.10	$78,606	$50,713	$6,707
November 28, 2021 (*2)	5.20	39,522	19,199	20,692
December 23, 2021 ~ April 4, 2022 (*3)	3.50 – 8.50	497,243	354,963	259,113
Principal debt balance		$615,371	$424,875	$286,512
Less: current portion of long-term debt			67,576	14,382
Less: unamortized discounts			3,957	2,181
Total long-term debt			$353,342	$269,949
_____________
(*1)The Company entered into various loan agreements with fixed interest rates for general operating purposes.
(*2)In November 2019, the Company entered into a fixed-rate term loan facility agreement, secured by certain of the Company’s accounts receivable. At December 31, 2020, the Company had $2.9 million deposited in the trust account for repayment guarantee purposes, which is classified as short-term and long-term restricted cash in the consolidated balance sheets. Principal and interest are to be paid on a monthly basis.
(*3)In March 2017, the Company entered into a term loan facility agreement. At December 31, 2020, we had pledged $358.5 million of land, building, inventories, and short-term financial instruments as collateral against any borrowed amounts. Interest accrues at fixed rates on outstanding borrowings under separate tranches within the term loan facility. The Company pledged $7.6 million of time deposits, which is classified as short-term restricted cash. Principal is to be paid at maturity and interest is to be paid on a quarterly basis.
The Company was in compliance with the covenants for each of its borrowings and debt agreements as of December 31, 2020 and 2019.
The carrying amount of long-term debt approximates its fair value as of December 31, 2020 and 2019 because the interest rates approximate market interest rates.

Coupang, LLC Notes to Consolidated Financial Statements
Future principal payments for the long-term debt as of December 31, 2020 were as follows (in thousands):

Long-term debt
2021	$67,758
2022	357,117
2023	—
2024	—
2025	—
Thereafter	—
Total	$424,875
9.Convertible Notes and Derivative Instrument
Details of the carrying amount of convertible notes as of December 31, 2020 and 2019 were as follows (in thousands):

	2020	2019
Principal	$501,500	$501,500
Add: Accrued and unpaid interest	119,378	60,259
Less: Unamortized discount	(31,027)	(62,942)
Total	$589,851	$498,817
From February 23, 2018 to May 16, 2018, the Company issued convertible notes in an aggregate principal amount of $501.5 million (total proceeds of $506.8 million, which included a total net funding premium at issuance), the majority of which were purchased by existing unitholders of the Company’s redeemable convertible preferred units, with a maturity equal to the earlier of (a) the fourth anniversary from the first issuance date, (b) the consummation of a liquidity event, or (c) upon an event of default, as defined in the LLC Agreement. The convertible notes cannot become due and payable prior to this maturity date. In October 2020, the Company agreed to an amendment with convertible note holders to grant the Company the right to extend, at its sole discretion, the maturity of the convertible notes by six months. The convertible notes bear an interest rate that starts at 5.5% and increases to a maximum of

Coupang, LLC Notes to Consolidated Financial Statements
12.5% over the four-year term. All interest compounds semi-annually and is paid-in-kind with principal at maturity in cash or upon conversion as described below.
The convertible notes are convertible into the Company’s equity securities in the following situations: (i) automatic conversion into equity securities issued in a qualifying public offering, (ii) optional conversion upon a non-qualifying public offering, and (iii) optional conversion upon maturity. Upon the occurrence of a qualifying public offering or a non-qualifying public offering, the outstanding balance of the convertible notes convert into units of the Company’s equity securities issued at the lower of (i) the relevant equity price, as defined in the convertible notes agreement, in connection with the public offering with a discount rate range that begins at 25% and increases to a maximum of 40% over the four-year term, and (ii) a price calculated by dividing $6.3 billion with the number of common or ordinary equity securities, on an as-converted and as-exercised basis, outstanding on the closing of such public offering (excluding the number of shares issued in such public offering). If the convertible notes are still outstanding upon maturity, the holders can elect to have the outstanding balance convert (or are convertible) into units of the Company’s equity securities issued at the lower of (i) the relevant equity price of the then-most senior equity securities, with a discount rate range that begins at 25% and increases to a maximum of 40% over the four-year term, and (ii) a price calculated by dividing $6.3 billion with the number of common or ordinary equity securities, on an as-converted and as-exercised basis, outstanding at maturity. The convertible notes contain certain covenants applicable to the Company and its subsidiaries, including, among other items, restrictions on unit repurchases, the declaration or payment of dividends, borrowings, and acquisitions outside the ordinary course of business.
The convertible notes contain embedded derivatives that allow, or require, the holders of the convertible notes to convert them into a variable number of the Company’s equity securities for a value equal to a significant premium over the then principal and accrued interest balance. These embedded derivatives are required to be bifurcated and accounted for separately as a single, compound derivative instrument.
The Company recorded the derivative instrument at its initial fair value of $135.2 million as discount on the convertible notes face amount. The discount on the convertible notes will be amortized over the contractual period to maturity, using the effective interest rate method. The convertible notes have an annual effective interest rate of 16.99%. The Company recorded interest expense for the years ended December 31, 2020, 2019 and 2018 of $91.0 million, $75.9 million and $51.2 million, respectively, consisting of $59.1 million, $38.3 million and $21.9 million of contractual interest expense and $31.9 million, $37.6 million and $29.3 million of debt discount amortization, respectively.
The fair value of the derivative instrument was $0.0 million and $149.8 million as of December 31, 2020 and 2019, respectively, and recorded within the “Derivative instrument” line item on the consolidated balance sheets. The change in fair value of the derivative instrument resulted in a gain of $149.8 million, a loss of $36.8 million and gain of $22.1 million for the years ended December 31, 2020, 2019 and 2018, respectively, which was recognized in the consolidated statements of operations and comprehensive loss within “Other income, net.”
The fair value of the convertible notes was $2,130.8 million and $694.8 million, respectively, as of December 31, 2020 and 2019, respectively. The fair values were determined in accordance with the methodology described in Note 7 — "Fair Value Measurement" and were categorized as Level 3 in the fair value hierarchy. The estimated fair value of the convertible notes utilizes interest and principal cash flows and an option pricing model. The key inputs to the valuation model include cash flow estimates on the convertible notes and the Company, the probability and timing of a potential conversion, and discount rate assumptions.

Coupang, LLC Notes to Consolidated Financial Statements
10.Commitments and Contingencies
Commitments
The following summarizes the Company’s minimum contractual commitments as of December 31, 2020 (in thousands):

	Unconditional purchase obligations (unrecognized)	Long-term debt and convertible notes (including interest)	Operating leases	Finance leases	Total
2021	$47,641	$87,762	$252,174	$2,645	$390,222
2022	21,699	1,078,798	223,491	5,349	1,329,337
2023	5,000	—	192,479	730	198,209
2024	—	—	160,607	353	160,960
2025	—	—	120,193	353	120,546
Thereafter	—	—	330,336	1,059	331,395
Total undiscounted payments	$74,340	$1,166,560	$1,279,280	$10,489	$2,530,669
Less lease imputed interest			(212,607)	(2,936)
Total lease commitments			$1,066,673	$7,553
Unconditional purchase obligations include legally binding contracts with terms in excess of one year that are not reflected on the consolidated balance sheets. These contractual commitments primarily relate to software licenses and technology related service contracts. For contracts with variable terms, we do not estimate the total obligation beyond any minimum pricing as of the reporting date.
Long-term debt and convertible notes presented above includes the payment of convertible notes at maturity in 2022 ($501.5 million in principal and $211.8 million of interest) in the event they are settled in cash. The convertible notes may also be settled through conversion into the Company’s equity securities at or prior to maturity, as described in Note 9 — "Convertible Notes and Derivative Instrument."
Legal Matters
From time to time, the Company may become party to litigation incident in the ordinary course of business. The Company assesses the likelihood of any adverse judgments or outcomes with respect to these matters and determines loss contingency assessments on a gross basis after assessing the probability of incurrence of a loss and whether a loss is reasonably estimable. In addition, the Company considers other relevant factors that could impact its ability to reasonably estimate a loss. A determination of the amount of reserves required, if any, for these contingencies is made after analyzing each matter. The Company's reserves may change in the future due to new developments or changes in strategy in handling these matters. Although the results of litigation and claims cannot be predicted with certainty, the Company currently believes that the final outcome of these matters will not have a material adverse effect on its business, consolidated financial position, results of operations, or cash flows. Regardless of the outcome, litigation can have an adverse impact on the Company because of defense and settlement costs, diversion of management resources and other factors.
11.Redeemable Convertible Preferred Units and Members’ Deficit
The Company’s Limited Liability Company Agreement (“LLC Agreement”), as amended and restated, authorizes the issuance of 1,448,632,049 redeemable convertible preferred units (“preferred units”),

Coupang, LLC Notes to Consolidated Financial Statements
which, as discussed below, can be converted into the same number of common voting units issued upon conversion of the preferred units, as well as the issuance of 264,166,544 common units.
In December 2018, the Company entered into an agreement with SVF Investment (UK) Ltd. (“SVF”) to sell 350,827,953 Class J preferred units for $2.0 billion at three separate closing dates. In December 2018, SVF acquired 87,706,988 Class J preferred units for $500.0 million, in March 2019 SVF acquired 87,706,988 Class J preferred units for $500.0 million, and in June 2019 SVF acquired 175,413,977 Class J preferred units for $1.0 billion. The agreement with SVF to sell preferred units is considered a forward sale contract recognized at fair value and was settled during the year ended December 31, 2019 with a resulting gain of $35.7 million within “Other income, net.”
During 2018, the Company sold 10,632,966 Class I preferred units to preferred unitholders for $52.9 million.
In April 2019, the Company sold 1,754,139 Class J preferred units to one of its preferred unitholders for $10.0 million.
During 2019, the Company repurchased from unitholders 24,585,447 preferred units for $100.0 million. During 2020, the Company repurchased from unitholders 18,848,015 preferred units for $95.7 million. A total of 43,433,462 preferred units that were issued have subsequently been repurchased and retired as of December 31, 2020.
Below are the details for the Company’s preferred units, as of December 31, 2020 and 2019 (in thousands, except units and conversion price):

December 31, 2020
Class	Units Authorized	Units Outstanding	Per Unit Original Issue Price Per Share	Liquidation Preference	Carrying Value, Net of Issuance Costs
Class A	150,000,000	150,000,000	$0.020	$3,000	$—
Class B	70,000,000	63,679,618	0.020	1,274	713
Class C	138,914,150	131,200,516	0.032	4,198	3,017
Class D	120,729,910	119,683,169	0.163	19,508	18,477
Class E	126,530,590	107,540,155	0.245	26,347	24,900
Class F	65,023,740	64,684,888	1.845	119,344	118,691
Class G	107,063,000	98,119,859	2.830	277,691	277,354
Class H	217,328,460	217,328,460	4.601	1,000,000	933,389
Class I	100,460,107	24,646,225	4.977	122,666	115,671
Class J	352,582,092	352,582,092	5.700	2,010,000	1,973,399
Total	1,448,632,049	1,329,464,982		$3,584,028	$3,465,611

Coupang, LLC Notes to Consolidated Financial Statements

December 31, 2019
Class	Units authorized	Units outstanding	Per unit original issue price per share	Liquidation preference	Carrying value, net of issuance costs
Class A	150,000,000	150,000,000	$0.020	$3,000	$—
Class B	70,000,000	67,512,169	0.020	1,350	789
Class C	138,914,150	136,635,442	0.032	4,347	3,189
Class D	120,729,910	120,729,910	0.163	19,650	18,647
Class E	126,530,590	115,803,022	0.245	28,372	26,925
Class F	65,023,740	64,955,818	1.845	119,875	119,191
Class G	107,063,000	98,119,859	2.830	277,691	277,354
Class H	217,328,460	217,328,460	4.601	1,000,000	933,389
Class I	100,460,107	24,646,225	4.977	122,666	115,671
Class J	352,582,092	352,582,092	5.700	2,010,000	1,973,399
Total	1,448,632,049	1,348,312,997		$3,586,951	$3,468,554
Conversion and Voting Rights
Each preferred unitholder has the right at any time to convert all or any portion of their preferred units into common voting units without additional consideration. Additionally, upon either i) the receipt by the Company of written notice of the election (A) by the holders of two-thirds of the preferred units then issued and outstanding, voting together as a single class, (B) approval of the Class F preferred holders, voting as a separate class, (C) approval of the Class G preferred holders, voting as a separate class, and (D) approval of the Class H preferred holders, voting as a separate class, and (E) approval of the Class I preferred holders, voting as a separate class (F) approval of the Class J preferred holders, voting as a separate class to cause the conversion of all preferred units or ii) a qualified public offering, as defined in the LLC Agreement, all preferred units shall automatically convert into common voting units without additional consideration. Each preferred unit shall be convertible into a number of common voting units determined by dividing the applicable preferred original issue price by the corresponding class’ conversion price then in effect, all as defined in the LLC Agreement. The initial conversion price per share of the redeemable convertible preferred units is the original issue price per share. The conversion price is subject to adjustments as specified in the LLC Agreement.
Each common voting unit shall be entitled to cast one vote, and each preferred unit shall be entitled to cast the number of votes equal to the number of whole common voting units into which each preferred unit held by such holder is convertible. Common units confer no voting rights, except with respect to matters on which the holder is expressly granted voting rights under the Delaware Limited Liability Company Act.
Liquidation Event and Distributions
No preferred units are unilaterally redeemable by either the unitholder or the Company; however, the Company’s LLC Agreement provides that upon any liquidation event (as defined in the LLC Agreement) such units will be entitled to receive cash and/or property to all members pro rata in proportion to their percentage units. In the event of a liquidation event, all distributions are made in the following order: Class J preferred units, Class I preferred units, Class H preferred units, Class G preferred units, Class F preferred units, Class E preferred units, Class D preferred units, Class C preferred units, Class B preferred units and Class A preferred units. As long as amounts remain for distribution, each class of preferred units receives distributions in proportion to their capital contribution amounts until each class

Coupang, LLC Notes to Consolidated Financial Statements
has received an amount equal to its aggregate total capital contributions amount. The remaining balance, if any, shall be distributed to all holders of common voting units and common units on a pro rata basis in proportion to their percentage units, as defined in the LLC Agreement.
The liquidation event provisions cause preferred units to be redeemable on occurrence of an event that is not solely in the control of the Company. Therefore, all classes of preferred units (i.e. Class J, Class I, Class H, Class G, Class F, Class E, Class D, Class C, Class B and Class A) are classified as mezzanine equity rather than as a component of members’ deficit.
Conversion to Corporation
The Company’s management committee (“Management Committee”) may propose that the Company directly or indirectly convert to a corporation by incorporation, merger, contribution or other permissible manner, or to engage in a similar restructuring for the purpose of employing the corporate form in the capital structure of the Company in connection with a qualified public offering, as defined in the LLC Agreement, or otherwise with the prior written consent of the requisite preferred holders, as defined in the LLC Agreement. Upon a conversion in connection with a qualified public offering, as defined in the LLC Agreement, all units will be converted into a number of shares of common stock of the successor corporation determined by dividing (i) the amount that would be distributed in respect of such unit upon a liquidity event, based on the price per share at which shares of common stock of the successor corporation are to be sold to the public in such offering (the “Per Share Offering Price”), by (ii) the Per Share Offering Price. If the foregoing determination is reasonably required to be made prior to the determination of the actual Per Share Offering Price, the mid-point of the underwriters’ proposed range of offering prices shall be used as the Per Share Offering Price. In the event of conversion, the founder and CEO will receive only high vote Class B common stock in the successor corporation and all other members receive only low vote Class A common stock. Class B common stock entitles the holder to 29 votes for each share held and Class A common stock entitles one vote for each share held.
If a conversion occurs hereunder that is not in connection with a qualified public offering, the then outstanding units will be converted into, or shall otherwise entitle the holders thereof to, corporate stock or other securities having substantially the same terms and conditions as such units.
Accumulated Other Comprehensive Income (Loss)
Accumulated other comprehensive income (loss) includes all changes in equity during a period that have yet to be recognized in income, except those resulting from transactions with unitholders. The major components are foreign currency translation adjustments and actuarial losses on the Company’s defined severance benefits. As of December 31, 2020 and 2019, the ending balance in “Accumulated other comprehensive income (loss)” related to foreign currency translation adjustments was $(4.4) million and $16.4 million, respectively, and the amount related to actuarial losses on defined severance benefits was $(26.7) million and $(8.8) million, respectively.
12.Equity-based Compensation Plans
The Company has authorized an incentive pool of 224.2 million common units that the Management Committee has the right to grant, which may be designated as PIUs, REUs or may be issuable on exercise of options to acquire common units (“Unit Options”).
The Company grants PIUs to certain employees, which are a special type of limited liability company common unit that allows the recipient to participate in any future increase in the value of the Company. PIUs are issued for no consideration and generally provide for vesting over the requisite service period, subject to the recipient remaining an employee of the Company through each vesting date. Under the

Coupang, LLC Notes to Consolidated Financial Statements
terms of each PIU, the per unit participation threshold of the PIUs is derived from a deemed value of the Company at the time of grant and is agreed between the Company and the recipient in the respective award agreements.
The Company also grants Unit Options to employees to purchase common units. The Unit Options are granted with exercise prices equal to the estimated fair value of the common units at the date of grant and have a service-based vesting period of generally four years, subject to the recipient remaining an employee of the Company through each vesting date. The Unit Options expire ten years from the grant date. Outstanding vested Unit Options were 31.2 million and 26.9 million units as of December 31, 2020 and 2019, respectively.
In addition, the Company grants REUs to certain employees, whereby, the REUs have a service-based vesting period and a performance condition. The REUs generally vest over 2-4 years from the vesting start date, subject to the recipient remaining an employee of the Company at each vesting date. The performance condition related to each REU prohibits transfer of the REU to the employee until the earlier of a defined date shortly following a liquidation event requirement (i.e., initial public offering or change in control) or an incorporation, each as defined in the LLC Agreement. The REUs generally expire 7 years from the grant date. During the years ended December 31, 2020, 2019 and 2018, compensation expense related to the REUs was not material as the performance condition was not deemed probable.
The tables below summarize the Common unit, REU, PIU and Unit Option activity during the years ended December 31, 2020, 2019 and 2018 (in thousands, except unit price):

Common Units Available for Grant
December 31, 2017	38,065
Authorized for grant	60,000
Granted	(55,311)
Vested	—
Forfeited / cancelled	8,676
Exercised	—
December 31, 2018	51,430
Authorized for grant	—
Granted	(38,846)
Vested	—
Forfeited / cancelled	14,243
Exercised	—
Repurchase	7,800
December 31, 2019	34,627
Authorized for grant	18,113
Granted	(29,279)
Vested	—
Forfeited / cancelled	8,848
Exercised	—
Repurchase	—
December 31, 2020	32,309

Coupang, LLC Notes to Consolidated Financial Statements

	Units Subject to Options Outstanding
	Number of Options	Weighted Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Common Unit Option Intrinsic Value
December 31, 2017	42,731	$1.47	8.05	$18,692
Granted	37,651	$1.97
Forfeited / cancelled	(8,677)	$1.98
Exercised	(2,869)	$0.79
December 31, 2018	68,836	$1.71	8.20	$26,976
Granted	30,917	$2.03
Forfeited / cancelled	(12,401)	$1.95
Exercised	(5,077)	$1.34
December 31, 2019	82,275	$1.81	7.95	$34,636
Granted	9,834	$2.59
Forfeited / cancelled	(8,190)	$2.06
Exercised	(18,215)	$1.59
December 31, 2020	65,704	$1.95	7.40	$401,846
Exercisable as of December 31, 2020	31,174	$1.74	6.47	$197,354
Expected to vest as of December 31, 2020	27,631	$2.14	8.25	$163,949

	Outstanding REUs		Outstanding PIUs
	Number of REUs	Weighted Average Grant- Date Fair Value	Outstanding PIUs	Weighted Average Grant Date Fair Value
December 31, 2017	294	$1.97	2,743	$0.28
Granted	—	—	17,660	1.68
Vested	—	—	(4,509)	0.80
Forfeited / cancelled	(33)	1.96	—	—
December 31, 2018	261	$1.97	15,894	$1.68
Granted	7,929	2.10	—	—
Vested	—	—	(3,532)	1.68
Forfeited / cancelled	(725)	2.10	—	—
December 31, 2019	7,465	$2.09	12,362	$1.68
Granted	14,011	7.06	5,434	2.44
Vested	(53)	2.06	(3,781)	1.79
Forfeited / cancelled	(658)	4.58	—	—
December 31, 2020	20,765	$4.80	14,015	$1.95
Equity-based Compensation Expense
Unit Options, REUs, and PIUs are measured at the estimated fair value on the measurement date, which is typically the grant date. The fair value of Unit Options is estimated using the Black-Scholes option pricing model. PIUs and REUs are valued based on the Company’s estimated equity value for each unit class at the time of granting. The assumptions used to calculate the fair value of equity awards granted are evaluated and revised, as necessary, to reflect market conditions and the Company’s

Coupang, LLC Notes to Consolidated Financial Statements
historical experience. Determining the fair value of equity-based awards at the grant date is affected by estimates involving inherent uncertainties, as well as assumptions regarding a number of other complex and subjective variables. These variables include the fair value of the Company’s common units and other unit classes, value adjustments for a reduction in marketability, expected unit price volatility over the expected term of the options, unit option exercise and cancellation behaviors, risk-free interest rates and expected dividends.
The fair value of Unit Options is estimated on the grant date with the following assumptions:

	December 31,
	2020			2019			2018
Weighted-average expected term (years)	6.15			6.00			5.68
Weighted-average expected volatility	66%			60%			60%
Expected dividend yield	—			—			—
Risk-free interest rate	0.34%	-	1.68%	1.59%	-	2.98%	2.27%	-	2.98%
The following information is provided for our Unit Options (in thousands, except per unit amounts):

	December 31,
	2020	2019	2018
Weighted average grant-date fair value of Unit Options granted	$1.57	$1.15	$1.28
Intrinsic fair value of Unit Options exercised	$44,076	$3,823	$3,379
•Expected Term - The expected term represents the period that the Company’s equity-based awards are expected to be outstanding, which is determined based on the contractual terms, vesting schedules and expectations of future option holder behavior. For grants to non-employees, the expected term is equal to the contractual term, which is ten years.
•Expected Volatility - As the Company is a private company and does not have a trading history for the Company’s common units, the expected price volatility for the Company’s common units is estimated by taking the average historical price volatility for industry peers, which the Company has designated, based on daily price observations over a period equivalent to the expected term of the unit option grants. Industry peers, which the Company has designated, consist of several public companies in the industry similar in size, stage of life cycle and financial leverage. These industry peers were also utilized in the Company’s common unit valuations.
•Expected Dividend Yield - The Company has never declared or paid any cash dividends to holders of common units and does not presently plan to pay cash dividends in the foreseeable future. Consequently, the Company used an expected dividend yield of zero.
•Risk-free Interest Rate - The risk-free interest rate is based on the yields of U.S. Treasury securities with maturities similar to the expected term of the options for each option group.
The Company recognizes compensation expense related to PIUs and Unit Options on a graded-vesting basis over the requisite service period of the award, net of estimated forfeitures.

Coupang, LLC Notes to Consolidated Financial Statements
The following table presents the effects of equity-based compensation in the consolidated statements of operations and comprehensive loss for the years ended December 31, 2020, 2019 and 2018 were as follows (in thousands):

	2020	2019	2018
Cost of sales	$677	$483	$386
Operating, general and administrative	42,392	22,254	26,941
Total	$43,069	$22,737	$27,327
As of December 31, 2020, the Company had total unrecognized compensation expense related to unvested PIUs of $13.7 million, which the Company expects to recognize over 4.5 years. Upon the occurrence of a change in control event, as defined in the PIU agreement, the PIUs shall automatically vest in full and the Company will record the total unrecognized compensation expense at that date.
The total unrecognized compensation expense related to unvested REUs was $95.2 million as of December 31, 2020, of which the portion related to services already rendered will be immediately recognized at the time of a liquidation event or an incorporation, with the residual expense recognized over the remaining service period. The total unrecognized compensation expense related to unvested Unit Options was $12.1 million, which will be recognized over the weighted average remaining service period. The estimated forfeiture rates as of December 31, 2020, 2019 and 2018 were 18%, 11% and 9%, respectively.
13.Income Taxes
The Company is subject to income taxation through certain of its subsidiaries in the United States, China, and South Korea.
The components of income tax expense (benefit) for the years ended December 31, 2020, 2019 and 2018 were as follows (in thousands):

	2020	2019	2018
Current taxes:
United States	$1	$144	$50
Foreign - Korea	—	(641)	2,118
Foreign - Other	291	256	111
Current taxes	292	(241)	2,279
Deferred taxes:
United States	—	—	—
Foreign - Korea	—	—	—
Foreign - Other	—	—	—
Deferred taxes	—	—	—
Income tax expense (benefit)	$292	$(241)	$2,279

Coupang, LLC Notes to Consolidated Financial Statements
The components of loss before income taxes for the years ended December 31, 2020, 2019 and 2018 are as follows (in thousands):

	2020	2019	2018
United States	$(20,509)	$(111,023)	$(77,381)
Foreign - Korea	(455,683)	(589,358)	(1,015,277)
Foreign - Other	1,589	1,341	(2,595)
Loss before income taxes	$(474,603)	$(699,040)	$(1,095,253)
The reconciliation of federal statutory income tax rate to our effective income tax rate was as follows:

	2020	2019	2018
Tax calculated at statutory tax rate	21.00%	21.00%	21.00%
Statutory rate difference	3.01%	(2.40%)	(0.14%)
Change in valuation allowances	(24.97%)	(20.18%)	(20.64%)
Consolidated eliminations	—%	1.27%	—
Other	0.90%	0.34%	(0.43%)
Effective tax rate expressed in %	(0.06%)	0.03%	(0.21%)

Coupang, LLC Notes to Consolidated Financial Statements
The income tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities as of December 31, 2020 and 2019 were as follows (in thousands):

	2020	2019
Deferred tax assets
Provision and allowances	$48,162	$23,248
Depreciation	—	2,166
Accrued expenses	19,936	12,784
Amortization	69,437	—
Defined severance benefits	39,827	19,165
Lease liabilities	257,855	103,858
Net operating loss carryforwards	767,740	657,219
Tax credits	15,079	3,539
Other	275	41
Total deferred tax assets	1,218,311	822,020
Less: valuation allowance	(975,187)	(721,809)
Total deferred tax assets net of valuation allowance	$243,124	$100,211

Deferred tax liabilities
Prepaid expenses	$(438)	$—
Accrued income	(422)	(361)
Depreciation	(1,860)	—
Leasehold improvements	(2,973)	(1,287)
Lease asset	(237,131)	(98,528)
Loan payable	(277)	—
Other	(23)	(35)
Total deferred liabilities	(243,124)	(100,211)
Net deferred tax assets/(liabilities)	$—	$—
The Company evaluates its deferred tax assets to determine if a valuation allowance is required to reduce its deferred tax assets to an amount expected to be realized. Realization of the Company’s deferred tax assets is dependent on the generation of future taxable income. In considering the need for a valuation allowance, the Company considers its historical, as well as future projected taxable income, along with other positive and negative evidence in assessing the realizability of its deferred tax assets. The Company’s valuation allowance was $975.2 million and $721.8 million as of December 31, 2020 and 2019, respectively. The net change in the total valuation allowance was an increase of $253.4 million and $127.1 million in 2020 and 2019, respectively, primarily due to increased net operating loss carryforwards and lease liabilities.
At December 31, 2020, the Company has net operating loss carryforwards for corporate income tax purposes of $3,129.4 million in Korea, which are available to offset future corporate taxable income, if any and expire between 2024 and 2035. The Company has net operating loss carryforwards for corporate income tax purposes of $49.7 million in the United States, of which $18.8 million expires between 2034 and 2037 and the remaining $30.9 million that can be carried over indefinitely. In addition, the Company has corporate tax credit carryforwards of $15.1 million in Korea which are available to reduce future corporate regular income taxes and expires between 2025 and 2029.

Coupang, LLC Notes to Consolidated Financial Statements
Significant judgment is required in evaluating the Company’s tax positions and determining its provision for income taxes. The impacts of uncertain tax positions are recognized only after determining a more-likely-than-not probability that the uncertain tax positions will not withstand challenge, if any, from the relevant taxing authorities. The Company did not have any material uncertain tax positions as of December 31, 2020 and 2019.
The open tax years for the Company’s major tax jurisdictions are 2017-2020 for the United States and 2015-2020 for Korea.
14.Defined Severance Benefits
Defined severance benefits are for employees of the Company’s Korean subsidiaries. The Korea subsidiaries offer defined benefits to provide severance payments to all employees that leave the Company based on employment length and pay rate.
Changes in defined benefits liabilities for the years ended December 31, 2020 and 2019 were as follows (in thousands):

	2020	2019
Beginning balance	$87,206	$54,643
New / transfers	23,730	8,924
Current service cost	46,289	33,173
Interest expense	1,310	1,061
Actuarial losses arising from experience adjustments, demographic assumptions, and changes in financial assumptions	18,005	9,011
Payments from plans	(23,159)	(17,965)
Cumulative effects of foreign currency translation	11,192	(1,641)
Ending balance	$164,573	$87,206
The principal actuarial assumptions as of December 31, 2020, 2019 and 2018 were as follows:

	2020			2019			2018
Discount rate	1.73%	–	2.57%	1.74%	–	2.45%	2.30%	–	2.74%
Salary growth rate	1.48%	–	5.00%	1.51%	–	5.00%	1.49%	–	5.00%
As of December 31, 2020, the sensitivity of the defined severance benefits to changes in the weighted principal assumptions was as follows (in thousands):

	Effect on defined severance benefits
	Changes in principal assumption	Increase (decrease) in defined severance benefit	Increase (decrease) in defined severance benefit
Discount rate	1%	(5,432)	5,948
Salary growth rate	1%	5,783	(5,394)

Coupang, LLC Notes to Consolidated Financial Statements
The expected maturity analysis of undiscounted defined severance benefits as of December 31, 2020 was as follows (in thousands):

	Less than 1 year	Between 1-2 years	Between 2-5 years	Over 5 years	Total
Defined severance benefits	$55,738	$72,519	$175,072	$148,891	$452,220
s
The weighted average duration of the defined severance benefits is 3.57 years.
s
15.Net Loss per Common Unit
Basic loss per common unit is computed using the weighted-average number of common units outstanding during the period. Diluted net loss per common unit is computed using the weighted-average number of common units and, potentially dilutive, common unit equivalents outstanding during the period. The Company's basic and diluted loss per common unit are the same because the Company has generated net loss to common unitholders. During 2020 and 2019, the Company repurchased certain redeemable convertible preferred units at a premium over of the carrying values, which increased net loss attributable to common unitholders.
Net Loss per Common Unit
The following table presents the calculation of basic and diluted loss per common unit for the years ended December 31, 2020, 2019 and 2018 (in thousands, except per unit amounts):

	2020	2019	2018
Numerator:
Net Loss	$(474,895)	$(698,799)	$(1,097,532)
Less: premium on repurchase of redeemable convertible preferred units	(92,734)	(71,415)	—
Net Loss attributable to common unitholders	$(567,629)	$(770,214)	$(1,097,532)

Denominator:
Weighted average number of common units outstanding, basic and diluted	78,543	69,125	66,117

Net loss attributable to common unitholders per unit:
Basic and Diluted	$(7.23)	$(11.14)	$(16.60)
The following have been excluded from the computation of basic and diluted net loss per unit attributable to common unitholders as their effect would have been anti-dilutive for the years ended December 31, 2020, 2019 and 2018 (in thousands of equivalent common units):

	2020	2019	2018
Convertible debt	178,567	148,942	122,445
Convertible redeemable preferred units	1,329,465	1,348,313	1,108,023
Equity compensation awards	45,581	18,555	12,088

Coupang, LLC Notes to Consolidated Financial Statements
Pro forma Net Loss per Common Stock (Unaudited)
The following table presents the calculation of unaudited pro forma basic and diluted loss per common stock for the years ended December 31, 2020, as follows (in thousands, except per unit amounts):

2020
Numerator:
Net Loss attributable to common unitholders	$(567,629)
Add: premium on repurchase of redeemable convertible preferred units	92,734
Add: interest expense and amortization of debt discount and issuance costs on convertible notes	91,034
Less: unrecognized equity compensation expense	(59,819)
Less: gain on revaluation of derivative instruments	(149,830)
Pro forma net loss attributable to common stockholders	$(593,510)

Denominator:
Weighted average number of common units outstanding, basic and diluted	78,543
Conversion of redeemable convertible preferred units	1,334,609
Conversion of convertible note	166,369
Vesting of RSUs	6,574
Vesting of PIUs	13,644
Pro forma weighted average number of shares of common stock outstanding used in computing per share amounts, basic and diluted	1,599,739

Pro forma net loss attributable to common stockholders per share, basic and diluted	$(0.37)
16.Subsequent Events
The Company has considered the effects of subsequent events through February 12, 2021, the date the Company’s consolidated financial statements were available to be issued.
Events Subsequent to Original Issuance of Consolidated Financial Statements (unaudited)
The Company has considered the effects of subsequent events through March 1, 2021, the date the consolidated financial statements were available for reissuance.
During February 2021, the Company entered into a new three-year senior unsecured credit facility (the “new revolving credit facility”) providing for revolving loans in an aggregate principal amount of up to $475.0 million (automatically increasing to an aggregate principal amount of $950.0 million if, within four months of entry into the new revolving credit facility, the Company receives at least $2.0 billion in net proceeds from a qualified IPO).

Coupang, LLC Notes to Consolidated Financial Statements
Borrowings under the new revolving credit facility bear interest, at the Company’s option, at a rate per annum equal to (i) a base rate equal to the highest of (A) the prime rate, (B) the higher of the federal funds rate or a composite overnight bank borrowing rate plus 0.50%, or (C) an adjusted LIBOR rate for a one-month interest period plus 1.00% or (ii) an adjusted LIBOR rate plus a margin equal to 1.00%.The new revolving credit facility contains customary affirmative and negative covenants, including certain financial covenants. The new revolving credit facility will be guaranteed on a senior unsecured basis by all material restricted subsidiaries of Coupang, LLC (including Coupang Corp.), subject to customary exceptions. Borrowings under the new revolving credit facility is not permitted prior to receipt of at least $2.0 billion in net proceeds from a qualified IPO, and is not permitted to the extent any amounts are drawn under our existing revolving credit facility.

Coupang, LLC Notes to Consolidated Financial Statements

17.    Condensed Financial Information of Registrant (Parent Company Only)
Coupang, LLC. (Parent Company Only)
Condensed Balance Sheets
(in thousands)

	December 31,
	2020	2019
Assets
Current assets:
Cash and cash equivalents	$6,336	$12,922
Other current assets	527	213
Total current assets	6,863	13,135

Investment in subsidiaries	(7,245)	572,954
Total assets	$(382)	$586,089

Liabilities, redeemable convertible preferred units and members' deficit
Current liabilities:
Other current liabilities	$13,018	$1,800
Total current liabilities	13,018	1,800

Convertible notes	589,851	498,817
Derivative instrument	—	149,830
Total liabilities	602,869	650,447

Redeemable convertible preferred units	3,465,611	3,468,554
Members' deficit
Common units	54,950	—
Additional paid-in capital	25,036	25,036
Accumulated other comprehensive income	(31,093)	7,642
Accumulated deficit	(4,117,755)	(3,565,590)
Total members' deficit	(4,068,862)	(3,532,912)
Total liabilities, redeemable convertible preferred units and members' deficit	$(382)	$586,089

See accompanying note to condensed financial statements.

Coupang, LLC Notes to Consolidated Financial Statements
Coupang, LLC. (Parent Company Only)
Condensed Statements of Operations and Comprehensive Loss
(in thousands)

	Year Ended December 31,
	2020	2019	2018
Operating cost and expenses	$(63,805)	$(23,880)	$(28,191)
Interest expense	(91,035)	(79,738)	(51,256)
Other (expense) income, net	149,835	(1,110)	22,132
Loss before equity in losses of subsidiaries	(5,005)	(104,728)	(57,315)

Equity in losses of subsidiaries	(469,890)	(594,071)	(1,040,217)

Net loss	(474,895)	(698,799)	(1,097,532)
Less: premium on repurchase of redeemable convertible preferred units	(92,734)	(71,415)	—
Net loss attributable to common unitholders	$(567,629)	$(770,214)	$(1,097,532)

Other comprehensive income (loss):
Foreign currency translation adjustments, net of tax	(20,730)	3,299	12,354
Actuarial loss on defined severance benefits, net of tax	(18,005)	(9,011)	(2,569)
Total other comprehensive income (loss)	(38,735)	(5,712)	9,785
Comprehensive loss	$(513,630)	$(704,511)	$(1,087,747)

See accompanying note to condensed financial statements.

Coupang, LLC Notes to Consolidated Financial Statements

Coupang, LLC. (Parent Company Only)
Condensed Statements of Cash Flows
(in thousands)

	Year Ended December 31,
	2020	2019	2018
Operating activities:
Net cash (used in) provided by operating activities	$(7,587)	$7,429	$(1,127)
Investing activities:
Capital contribution to subsidiaries	(184,490)	(2,044,205)	(1,228,520)
Return of capital contribution from subsidiaries	253,921	817,977	218
Net cash provided by (used in) investing activities	69,431	(1,226,228)	(1,228,302)
Financing activities:
Repurchase of common units and preferred units	(97,043)	(114,610)	—
Proceeds from issuance of common units and preferred units, net of issuance costs	28,613	1,516,378	548,197
Proceeds from short-term borrowings	—	—	200,000
Proceeds from convertible notes, net of issuance costs	—	—	506,794
Repayment of short-term borrowings	—	(200,000)	—
Net cash (used in) provided by financing activities	(68,430)	1,201,768	1,254,991
Cash and cash equivalents:
Net (decrease) increase in cash and cash equivalents	(6,586)	(17,031)	25,562
Cash and cash equivalents at beginning of the year	12,922	29,953	4,391
Cash and cash equivalents at end of the year	$6,336	$12,922	$29,953

See accompanying note to condensed financial statements.

Coupang, LLC Notes to Consolidated Financial Statements
Basis of Presentation
These condensed Parent company-only financial statements have been prepared in accordance with Rule 12-04 of Regulation S-X, as the restricted net assets of the subsidiaries of the Parent (as defined in Rule 4-08(e)(3) of Regulation S-X) exceed 25% of the consolidated net assets of the Parent. The ability of the Parent’s operating subsidiaries to pay dividends or loan money to the Parent may be restricted due to the terms of the subsidiaries’ arrangements, as described in Note 8 — "Short-Term Borrowings and Long-Term Debt" to the consolidated financial statements.
The accompanying condensed financial statements of the Parent should be read in conjunction with the consolidated financial statements. The Parent’s significant accounting policies are consistent with those described in the consolidated financial statements, except that all subsidiaries are accounted for as equity method investments.
Certain subsidiaries in Korea hold various licenses and/or are regulated by governmental requirements. As a result, the ability of these subsidiaries to pay dividends or loan money to our Parent company is restricted due to terms which require the subsidiaries to meet certain financial covenants, including maintaining a positive net equity balance; having a minimum percentage of its total assets in low-risk, cash-like assets; and maintaining a minimum current asset to current liability ratio. In addition, the Parent has certain regulatory restrictions that only allow dividend payments to be made while maintaining a positive net equity balance.

Part II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13. Other Expenses of Issuance and Distribution.
The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the SEC registration fee, the Financial Industry Regulatory Authority, Inc. (“FINRA”) filing fee and the exchange listing fee.

Amount
SEC registration fee	$392,760
FINRA filing fee	225,500
Exchange listing fee	295,000
Accountants’ fees and expenses	2,150,000
Legal fees and expenses	5,500,000
Transfer agent and registrar fees and expenses	15,000
Printing and engraving expenses	500,000
Miscellaneous fees and expenses	4,421,740
Total expenses	$13,500,000

Item 14. Indemnification of Directors and Officers.
Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended (the “Securities Act”). Our certificate of incorporation that will be in effect upon completion of the Corporate Conversion permits indemnification of our directors, officers, employees, and other agents to the maximum extent permitted by the Delaware General Corporation Law, and our bylaws that will be in effect upon completion of the Corporate Conversion provide that we will indemnify our directors and officers and permit us to indemnify our employees and other agents, in each case to the maximum extent permitted by the Delaware General Corporation Law.
We have entered into indemnification agreements with our directors and officers, whereby we have agreed to indemnify our directors and officers to the fullest extent permitted by law, including indemnification against expenses and liabilities incurred in legal proceedings to which the director or officer was, or is threatened to be made, a party by reason of the fact that such director or officer is or was a director, officer, employee, or agent of ours, provided that such director or officer acted in good faith and in a manner that the director or officer reasonably believed to be in, or not opposed to, our best interest.
The indemnification provisions in our certificate of incorporation, bylaws, and the indemnification agreements that we have entered into or will enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving a director or officer of ours regarding which indemnification is sought, nor is the registrant aware of any threatened litigation that may result in claims for indemnification.
We maintain insurance policies that indemnify our directors and officers against various liabilities arising under the Securities Act and the Exchange Act that might be incurred by any director or officer in his or her capacity as such.
Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.
The underwriting agreement filed as Exhibit 1.1 to this registration statement will provide for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act or otherwise.
Item 15. Recent Sales of Unregistered Securities.
The following sets forth information regarding all unregistered securities sold since February 1, 2018.
Preferred Unit Issuances
Between February 2018 and May 2018, we issued an aggregate of 31,773,269 of our Class I preferred units to 33 accredited investors at a purchase price of $4.9771 per share, for an aggregate purchase price of $158,138,742.
Between December 2018 and June 2019, we issued an aggregate of 352,582,092 Class J preferred units to 2 accredited investors at a purchase price of $5.7008 per share, for an aggregate purchase price of $2,010,000,000.
Private Placement of Convertible Notes
From February 2018 through May 2018, we issued convertible notes in an aggregate principal amount of $501,500,000 to 30 accredited investors.
The offers, sales, and issuances of the securities described in the paragraph above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) or Rule 506 promulgated thereunder as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited investor within the meaning of Rule 501 of Regulation D under the Securities Act.
2011 Equity Incentive Plan-Related Issuances
Since February 1, 2018, we granted to certain directors, officers, and employees options to purchase an aggregate of 84,956,627 common units under our Third Amended and Restated 2011 Equity Incentive Plan (the “2011 Plan”) at exercise prices ranging from $1.91 to $16.46 per unit.
Since February 1, 2018, we issued to certain directors, officers, and employees an aggregate of 44,410,010 common units at a per share purchase price ranging from $0.06 to $2.67 pursuant to exercises of options granted under our 2011 Plan.
Since February 1, 2018, we granted to certain directors, officers, and employees restricted equity units covering an aggregate of 25,321,067 common units under our 2011 Plan.

2011 Profits Interest Plan-Related Issuances
Since February 1, 2018, we granted to an officer profits interests covering an aggregate of 23,094,460 common units under our Fourth Amended and Restated 2011 Profits Interest Plan.
None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. Unless otherwise specified above, we believe these transactions were exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act (and Regulation D or Regulation S promulgated thereunder) or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or under benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed on the share certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.
Item 16. Exhibits and Financial Statement Schedules.
(a)Exhibits.

Exhibit Number	Description of Exhibit
1.1	Form of Underwriting Agreement.
2.1#	Form of Plan of Conversion.
3.1	Form of Certificate of Incorporation of the Registrant (to be effective upon completion of the Registrant’s conversion from a limited liability company to a corporation).
3.2#	Form of Bylaws of the Registrant (to be effective upon completion of the Registrant’s conversion from a limited liability company to a corporation).
4.1#	Sixth Amended and Restated Registration Rights Agreement, by and among the Registrant and certain of its stockholders, dated December 21, 2018.
5.1	Opinion of Cooley LLP.
10.1**#	English Translation of Lease Agreement, dated September 13, 2016, by and among Hana Bank, Hyundai Investments Asset Management Co., Ltd. and Coupang Corp.
10.2**#	English Translation of First Amendment to Lease Agreement, by and among Hana Bank, Hyundai Investments Asset Management Co., Ltd., and Coupang Corp.
10.3+#	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.
10.4+#	Coupang, LLC Third Amended and Restated 2011 Equity Incentive Plan, as amended, and related form agreements.
10.5+	Coupang, Inc. 2021 Equity Incentive Plan, and related form agreements.
10.6+#	Form of Employment Agreement, by and between the Registrant and Bom Suk Kim, to become effective upon the closing of this offering.
10.7+**#	Form of Employment Agreement, by and between the Registrant and Gaurav Anand, to become effective upon the closing of this offering.
10.8+#	Form of Employment Agreement, by and between the Registrant and Hanseung Kang, to become effective upon the closing of this offering.
10.9+#	English Translation of Form of Employment Agreement, by and between Coupang Corp. and Daejun Park, dated January 1, 2021.
10.10+#	Form of Employment Agreement, by and between Coupang Global, LLC and Thuan Pham, to become effective upon the closing of this offering.
10.11+**#	Form of Employment Agreement, by and between the Registrant and Harold Rogers, to become effective upon the closing of this offering.

10.12
Revolving Credit and Guaranty Agreement, dated as of February 27, 2021, among Coupang, LLC, as borrower, the guarantors party thereto, the lenders and issuing banks party thereto and JPMorgan Chase Bank, N.A., as administrative agent.

21.1#	List of Subsidiaries of the Registrant.
23.1	Consent of Samil PricewaterhouseCoopers, independent registered public accounting firm.
23.2	Consent of Cooley LLP (included in Exhibit 5.1).
24.1#	Power of Attorney.
99.1	Consent of Euromonitor International Limited.
_____________
+     Indicates management contract or compensatory plan.
**Schedules (or similar attachments) have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby undertakes to furnish supplemental copies of any of the omitted schedules and other similar attachments upon request by the SEC.
#     Previously filed.

(b)Financial Statement Schedules.
All financial statement schedules are omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.
Item 17. Undertakings.
The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
(1)For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Seoul, Republic of Korea, on March 1, 2021.

COUPANG, INC.

By:	/s/ Bom Suk Kim
Bom Suk Kim
Chief Executive Officer
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Bom Suk Kim	Chief Executive Officer and Director (Principal Executive Officer)	March 1, 2021
Bom Suk Kim

/s/ Gaurav Anand	Chief Financial Officer (Principal Financial Officer)	March 1, 2021
Gaurav Anand

*	Chief Accounting Officer (Principal Accounting Officer)	March 1, 2021
Michael Parker

*	Director	March 1, 2021
Matthew Christensen

*	Director	March 1, 2021
Lydia Jett

*	Director	March 1, 2021
Neil Mehta

*	Director	March 1, 2021
Benjamin Sun

*	Director	March 1, 2021
Kevin Warsh

*	Director	March 1, 2021
Harry You

* By:	/s/ Gaurav Anand
Gaurav Anand
Attorney-in-Fact